

2023

Annual Report

NEUROCRINE® BIOSCIENCES

Neurocrine Biosciences has four commercial, FDA-approved treatments in the United States and a robust pipeline with multiple mid-to-late-stage programs focused on diseases and disorders across neurology, neuroendocrinology, and neuropsychiatry.

COMMERCIALLY AVAILABLE MEDICINES INCLUDE:

IN THE U.S.



ENDOMETRIOSIS

IN THE U.S. AND EU


hydrocortisone granules in capsules for opening

ADRENAL INSUFFICIENCY

INGREZZA *
(valbenazine) capsules

TARDIVE DYSKINESIA

CHOREA-HUNTINGTON'S DISEASE


elagolix, estradiol and norethindrone acetate capsules and elagolix capsules

UTERINE FIBROIDS

IN EUROPE


Hydrocortisone modified-release hard capsules

CONGENITAL ADRENAL HYPERPLASIA

PIPELINE OF INVESTIGATIONAL THERAPIES INCLUDE[6]:

	Phase 1	Phase 2	Phase 3
NEUROLOGY			
valbenazine[1] Dyskinetic Cerebral Palsy			
NBI-827104[2] Rare Pediatric Epilepsy: Epileptic Encephalopathy with Continuous Spike-and-Wave During Sleep			
NBI-921352[3] Rare Pediatric Epilepsy: SCN8A Development and Epileptic Encephalopathy Syndrome			
NBI-1076986 Movement Disorders			
NEUROENDOCRINOLOGY			
crinecerfont Congenital Adrenal Hyperplasia in Adults			
crinecerfont Congenital Adrenal Hyperplasia in Children & Adolescents			
modified-release hydrocortisone Congenital Adrenal Hyperplasia			
modified-release hydrocortisone Adrenal Insufficiency			
NEUROPSYCHIATRY			
valbenazine[1] Adjunctive Treatment of Schizophrenia			
NBI-1065845[4] Inadequate Response to Treatment in Major Depressive Disorder			
luvadaxistat[4] Cognitive Impairment Associated with Schizophrenia			
NBI-1117568[5] Schizophrenia			
NBI-1070770[4] Major Depressive Disorder			
NBI-1117567[5] CNS Indications			
NBI-1117569[5] CNS Indications			
NBI-1117570[5] CNS Indications			
NBI-1065890 CNS Indications			

* Mitsubishi Tanabe Pharma Corporation (MTPC) has commercialization rights in Japan and other select Asian markets

† AbbVie has global commercialization rights

Neurocrine Biosciences has global rights unless otherwise noted. Neurocrine Biosciences shares profits and losses on NBI-1065845 with Takeda Pharmaceutical Company Limited.

[1] Mitsubishi Tanabe Pharma Corporation (MTPC) has commercialization rights in Japan and other select Asian markets.

[2] Licensed from Idorsia Ltd.

[3] Licensed from Xenon Pharmaceuticals, Inc.

[4] Licensed from Takeda Pharmaceutical Company Limited.

[5] Licensed from Sosei Heptares.

[6] Investigational therapies are not approved for use in any country



Kevin C. Gorman, Ph.D.
Chief Executive Officer

Dear Fellow Shareholders,

Neurocrine Biosciences is a company dedicated to brave science – because the people we serve need and deserve it. Since our founding in 1993, we've focused in areas that lacked recent innovation or, in some cases, had no treatment options. With that focus, we have built a leading neuroscience company dedicated to treatments across neurology, neuropsychiatry, neuroendocrinology and someday, neuroimmunology. As we look to the future, we remain focused on optimizing INGREZZA®, gaining approval for crinecerfont in congenital adrenal hyperplasia (CAH), advancing our growing and diverse pipeline, and improving the lives of our patients.

We are proud of the continued success of INGREZZA® and remain optimistic about its untapped potential. While we've made good progress improving the diagnosis and treatment rates of the estimated 600,000 people in the U.S. who have tardive dyskinesia (TD), we estimate only 20% of people living with TD have been offered treatment with a VMAT2 inhibitor like INGREZZA. INGREZZA continues to be the #1 prescribed treatment for patients with TD and we expect to generate sales of over $2 billion in 2024. Last year, we expanded the label to include the treatment of the chorea movements associated with Huntington's disease (HD). With patent protection to 2038, we have a meaningful opportunity to help even more patients with TD and HD.

In October 2023, we reported strong results in two Phase 3 studies in adult and pediatric CAH patients reflecting the potential of a much-needed new treatment paradigm. Following these results, the U.S. Food and Drug Administration (FDA) granted crinecerfont Breakthrough Therapy designation which serves as an acknowledgement of the serious and life-threatening nature of CAH, highlighting the significant unmet need that exists and identifying the product as a potentially valuable treatment. The New Drug Application submission is anticipated to occur in the second quarter of 2024, and we look forward to potentially bringing crinecerfont to CAH patients next year.

While crinecerfont represents the most advanced potential new therapy in our pipeline, there are several other exciting programs underway. We have a number of pipeline candidates that will be reporting out Phase 2 proof-of-concept data throughout 2024. In the first half of this year, we expect a data readout for NBI-'845, an AMPA potentiator for the treatment of inadequate response in major depressive disorder. We also expect data in the second half of this year for luvadaxistat, a DAAO inhibitor, for cognitive impairment associated with schizophrenia.

Our muscarinic portfolio represents the most broad and diverse number of compounds with what has been a validated asset class.



 **Neurocrine Biosciences is a company dedicated to brave science – because the people we serve need and deserve it."**

Our lead asset, NBI-'568, is a highly selective orthosteric agonist of the M4 receptor, and we expect a Phase 2 data readout in the second half of 2024. If successful, we will rapidly move NBI-'568 into registrational studies in schizophrenia and potentially into other neurological conditions.

At our 2023 Analyst Day, we shared insight into our R&D Organization's transformational progression. As our clinical programs advance, we've been hard at work revamping our pre-clinical research and development efforts. Over the last few years, we've built and transformed Neurocrine's R&D Organization for scale, sustainability, and competitiveness.

Our vision is to be a true global leader in neuroscience and advance a steady flow of innovative molecules from the clinic all the way to commercialization. In the near term, we've built a robust R&D innovation engine designed to rapidly deliver four to six development candidates a year. In the long-term, we expect to produce one commercial launch product every other year. This will be accomplished through both internal and external innovation across a range of modalities including biologics and will be focused on higher probability, best-in-class and next-in-class opportunities where we can win.

It has been a humbling journey to grow Neurocrine to the leader it is today. On behalf of our Board, management team, and roughly 1,500 team members around the world, I thank our investors, clinical partners and especially patients for the trust you put in us. Seven years ago, Neurocrine was a clinical stage company with no sales and a limited pipeline. Today, Neurocrine is a fully integrated biopharmaceutical enterprise with a broad pipeline, a strong financial position, a growing blockbuster in INGREZZA and a potential second blockbuster in crinecerfont. Now more than ever before, the Neurocrine team is confident we have the right foundation, the right strategy and the right mission to weather the unavoidable setbacks of drug development and to drive our success in helping more patients.

Thank you for your unwavering support.

Sincerely,

Kevin Gorman

Kevin C. Gorman, PH.D.
Chief Executive Officer



NEUROCRINE BIOSCIENCES, INC.
6027 Edgewood Bend Court
San Diego, CA 92130

Notice of Annual Meeting of Stockholders

To Be Held on May 22, 2024

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Stockholders of Neurocrine Biosciences, Inc., a Delaware corporation (the "Company"), will be held on May 22, 2024, at 10:30 a.m., local time, at the Company's corporate offices located at 6027 Edgewood Bend Court, San Diego, California 92130, for the following purposes as more fully described in the Proxy Statement accompanying this Notice:

1. The election of the four nominees for Class I directors named herein to the Board of Directors to serve for a term of three years;

2. An advisory vote on the compensation paid to the Company's named executive officers;

3. To approve an amendment to the Company's 2020 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder by 3,635,000 shares;

4. The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024; and

5. To transact such other business as may properly come before the Annual Meeting of Stockholders or any continuation, adjournment or postponement thereof.

Only stockholders of record at the close of business on March 25, 2024 are entitled to receive notice of and to vote at the Annual Meeting of Stockholders.

All stockholders are invited to attend the Annual Meeting of Stockholders in person. However, we strongly urge our stockholders not to attend the Annual Meeting in person and to instead submit proxy votes. Our Annual Meeting will be purely functional in format to comply with the relevant legal requirements. There will be no presentations or exhibitions. No refreshments will be provided. **Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to submit your proxy or voting instructions as soon as possible to vote your shares.** You may vote over the Internet, as well as by telephone or by mailing a proxy or voting instruction form. Please review the instructions on each of your voting options described in these proxy materials. Stockholders attending the Annual Meeting may vote in person even if they have returned a proxy. If you hold shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from such firm, bank or other nominee to vote your shares.

By Order of the Board of Directors,

Darin Lippoldt
Chief Legal Officer and Corporate Secretary

San Diego, California
April 10, 2024

**Important Notice Regarding the Availability of Proxy Materials for the Stockholders'
Meeting to be Held on May 22, 2024 at 10:30 a.m. Local Time at
6027 Edgewood Bend Court, San Diego, California 92130.**

**The Proxy Statement and Annual Report to stockholders are available at
www.proxyvote.com. Please have the control number on your proxy card available.**

**A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended
December 31, 2023 is available without charge upon written request to the Company's Corporate Secretary at
12780 El Camino Real, San Diego, California 92130.**

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]


PROXY SUMMARY


This summary highlights information that is described in more detail elsewhere in this proxy statement. This summary does not contain all the information you should consider before you vote, and you should read the entire proxy statement carefully before voting.

General Information


Annual Meeting of Stockholders


Meeting Date:	**May 22, 2024**
Time:	**10:30 a.m. Local Time**
Place:	**6027 Edgewood Bend Court, San Diego, California 92130**
Record Date:	**March 25, 2024**

How to Vote

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote in the following ways:

 *Telephone:* Call **1-800-690-6903** from any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions. Easy-to-follow voice prompts allow you to submit your proxy and confirm your instructions have been properly recorded.

 *Internet:* Visit **www.proxyvote.com** to transmit your voting instructions and for electronic delivery of information via the Internet up until 11:59 P.M. Eastern Time the day before the meeting date. As with telephone voting, you can confirm that your instructions have been properly recorded.

 *Mail:* Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to **Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717**.

Matters to be Voted On

Matter	Board of Directors Recommendation	Page Reference for More Information
Proposal One: Elect Class I Directors	**FOR** all nominees	**22**
Proposal Two: Advisory vote on executive compensation	**FOR**	**24**
Proposal Three: Approve an amendment to the Company's 2020 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder by 3,635,000 shares	**FOR**	**25**
Proposal Four: Ratify Ernst & Young LLP as independent registered public accounting firm	**FOR**	**38**



6027 Edgewood Bend Court
San Diego, California 92130

PROXY STATEMENT

This Proxy is solicited on behalf of Neurocrine Biosciences, Inc., a Delaware corporation (the "Company" or "Neurocrine Biosciences"), for use at its 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 22, 2024 beginning at 10:30 a.m., local time, or at any continuations, postponements or adjournments thereof for the purposes set forth in this proxy statement and the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's corporate offices, located at 6027 Edgewood Bend Court, San Diego, California 92130. The Company's phone number is (858) 617-7600.

ABOUT THE ANNUAL MEETING

Why did I receive these proxy materials?

The Company has sent you these proxy materials because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the Annual Meeting.

We intend to mail these proxy materials on or about April 10, 2024 to all stockholders of record entitled to vote at the Annual Meeting.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in these proxy materials, including the election of the four nominees for Class I directors named herein, an advisory vote on the compensation paid to the Company's named executive officers, approval of an amendment increasing the number of shares of common stock reserved for issuance under the Company's 2020 Equity Incentive Plan by 3,635,000 shares; and ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

Who can attend the Annual Meeting?

All stockholders of record at the close of business on March 25, 2024 (the "Record Date"), or their duly appointed proxies, may attend the Annual Meeting. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Stockholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. At the close of business on the Record Date, 100,580,497 shares of the Company's common stock, $0.001 par value per share, were issued and outstanding. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting, or any continuations, postponements or adjournments of the Annual Meeting.

Each outstanding share of the Company's common stock will be entitled to one vote on each proposal considered at the Annual Meeting.

What constitutes a quorum? What are broker non-votes? What are advisory votes?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the common stock outstanding on the Record Date will constitute a quorum, permitting the Company to conduct its business at the Annual Meeting. As of the Record Date, 100,580,497 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of common stock representing at least 50,290,249 shares will be required to establish a quorum. The presence of a quorum will be determined by the Inspector of Elections (the "Inspector").

Proxies received but marked as abstentions, as well as "broker non-votes," will be included in the calculation of the number of shares considered to be present at the Annual Meeting. Broker non-votes occur when a holder of shares in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange (the "NYSE"), "non-routine" matters are matters that may substantively affect the rights or privileges of stockholders, such as mergers, stockholder proposals and elections of directors, even if not contested. In addition, as required by Section 957 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, advisory votes on executive compensation are non-routine matters for which brokers do not have discretionary authority to vote shares held by account holders. Only ratification of our independent registered public accounting firm under Proposal Four is considered a routine matter, meaning that if you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker in its discretion on Proposal Four.

The vote on Proposal Two is advisory. The outcome of this vote will not be binding on the Company or the Board of Directors and will not create or imply any change to the fiduciary duties of the Board of Directors. However, the Company and the Board of Directors will consider the results of the advisory vote on Proposal Two in making future decisions about compensation of the Company's named executive officers.

How do I vote my shares in person at the Annual Meeting?

You may vote your shares held in your name as the stockholder of record in person at the Annual Meeting. You may vote your shares held beneficially in street name in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you are encouraged to direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you are encouraged to vote by proxy. You can vote by proxy over the Internet, by mail or by telephone pursuant to instructions provided on the enclosed proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet or you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, trustee, or nominee. The deadline for voting by telephone or electronically is 11:59 p.m., Eastern Time, on May 21, 2024.

Who will bear the cost of soliciting votes for the Annual Meeting?

To the extent such costs are incurred, the cost of solicitation of proxies will be borne by the Company. The Company will reimburse expenses incurred by brokerage firms and other persons representing beneficial owners of shares in forwarding solicitation material to beneficial owners. To assist in soliciting proxies (votes), the Company has retained the professional proxy solicitation firm Alliance Advisors, LLC, at an approximate cost of $30,000. Proxies also may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally, by telephone or by other appropriate means.

Can I change my vote after I return my proxy?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by filing with the Corporate Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. Your proxy will also be revoked if you attend the Annual Meeting and vote in person; however, we encourage you to vote your shares via the Internet, telephone or mail, and instructions regarding all three methods of voting are provided on the proxy card. If you hold shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from such firm, bank or other nominee to vote your shares.

What does it mean if I receive more than one set of proxy materials?

If you receive more than one set of proxy materials, then your shares of common stock are registered in more than one name or are registered in different accounts. Please complete a proxy for each separate set of proxy materials that you receive to ensure that all of your shares are voted.

What are the Board of Directors' recommendations?

Unless you give other instructions on your proxy, the persons named as proxy holders on the proxy will vote in accordance with the recommendations of the Board of Directors. The Board of Directors' recommendation is set forth together with the description of each item in this Proxy Statement. In summary, the Board of Directors unanimously recommends a vote:

- for election of the four nominees for Class I Directors named herein (see Proposal One);
- for an advisory vote on the compensation paid to the Company's named executive officers (see Proposal Two);
- for approval of an amendment to the Company's 2020 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder by 3,635,000 shares (see Proposal Three) and;
- for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024 (see Proposal Four).

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What vote is required to approve each item?

Election of Directors. The affirmative vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of directors. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Other Items. For each other item, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the item will be required for approval. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining the number of shares represented in person or by proxy at the Annual Meeting. Accordingly, an abstention will have the effect of a negative vote for each item. If you hold your shares in "street name" through a broker or other nominee, your broker or nominee will not be permitted to exercise voting discretion with respect to each of the matters to be acted upon, other than Proposal Four. Thus, if you do not give your broker or nominee specific instructions, your shares will not be voted on and will not be counted for any other matter to be acted upon, other than Proposal Four. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

Who counts the votes?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Inspector.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amended Form 8-K to publish the final results.

What proxy materials are available on the internet?

The Proxy Statement and annual report to stockholders are available under the "Investors" tab on our corporate website at www.neurocrine.com, and at www.proxyvote.com. However, you can only vote your shares at www.proxyvote.com. Please have the control number on your proxy card available.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 25, 2024 by (i) each director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 100,580,497 shares of common stock outstanding on March 25, 2024, adjusted as required by rules promulgated by the SEC. The table is based upon information supplied by our executive officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Neurocrine Biosciences, Inc., 12780 El Camino Real, San Diego, CA 92130.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Common Stock
Stockholders Owning Greater than 5%:		
BlackRock, Inc. (1)	13,647,679	13.6 %
The Vanguard Group (2)	9,710,328	9.7 %
Directors and Named Executive Officers:		
Kevin C. Gorman, Ph.D. (3)	1,575,454	1.6 %
Matthew C. Abernethy (4)	321,147	*
Kyle W. Gano, Ph.D. (5)	577,993	*
Jude Onyia, Ph.D. (6)	114,078	*
Eiry W. Roberts, M.D. (7)	209,162	*
William H. Rastetter, Ph.D. (8)	178,895	*
Gary A. Lyons (9)	225,412	*
Johanna Mercier (10)	42,127	*
George J. Morrow (11)	81,274	*
Leslie V. Norwalk (12)	37,965	*
Christine A. Poon (13)	4,549	*
Richard F. Pops (14)	110,786	*
Shalini Sharp (15)	39,947	*
Stephen A. Sherwin, M.D. (16)	128,579	*
All current executive officers and directors as a group (19 persons) (17)	4,496,606	4.3%

*   Represents beneficial ownership of less than one percent (1%) of the outstanding shares of the Company's common stock as of March 25, 2024.

(1)   Based on Amendment No. 12 to Schedule 13G filed by BlackRock, Inc. ("BlackRock") on January 23, 2024, reporting ownership as of December 31, 2023. According to such filing, BlackRock beneficially owns 13,647,679 shares of common stock and sole voting power as to 12,980,857 shares of common stock. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the common stock held by BlackRock. No one person's interest in the common stock held by BlackRock is more than five percent of the Company's total outstanding common stock. The principal business address for BlackRock Inc. is listed in such filing as 50 Hudson Yards, New York, NY 10001.

(2)   Based on Amendment No. 8 to Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on February 13, 2024, reporting ownership as of December 29, 2023. According to such filing, Vanguard Group beneficially owns 9,710,328 shares of common stock and sole voting power as to 0 shares of common stock. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the common stock held by Vanguard Group. No one other person's interest in the common stock held by Vanguard Group is more than five percent of the Company's total outstanding common stock. The principal business address for the Vanguard Group is listed in such filing as 100 Vanguard Blvd., Malvern, PA 19355.

(3)   Consists of (a) 514,596 shares of common stock, and (b) 1,060,858 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024. All of the outstanding shares of common stock are held by The Gorman & Blais Family Trust, of which Dr. Gorman has voting and investment power.

(4)   Consists of (a) 31,528 shares of common stock and (b) 289,619 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024.

(5)   Consists of (a) 135,392 shares of common stock and (b) 442,601 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024.

(6)   Consists of (a) 13,354 shares of common stock and (b) 100,724 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024.

(7)   Consists of (a) 23,716 shares of common stock and (b) 185,446 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024. 22,531 of the outstanding shares of common stock are held by The Stephen Taylor and Eiry W. Roberts Joint Trust Agreement, of which Dr. Eiry has voting and investment power.

(8)   Consists of (a) 51,741 shares of common stock and (b) 127,154 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024. All of the outstanding shares of common stock are held by the Rastetter Family Trust established September 2, 2010, of which Dr. Rastetter has voting and investment power.

(9)   Consists of (a) 116,947 shares of common stock, (b) 106,365 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024, and (c) 2,100 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024. 110,964 of the outstanding shares of common stock are held by the Gary A. Lyons Revocable Living Trust U/A 6/8/12, of which Mr. Lyons has voting and investment power.

(10)   Consists of (a) 40,027 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024, and (b) 2,100 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024.

(11)   Consists of (a) 77,075 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024, and (b) 4,199 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024.

(12)   Consists of (a) 35,865 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024, and (b) 2,100 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024.

(13)   Consists of 4,549 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024.

(14)   Consists of (a) 29,512 shares of common stock, (b) 77,075 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024, and (c) 4,199 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024.

(15)   Consists of (a) 37,847 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024, and (b) 2,100 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024.

(16)   Consists of (a) 22,305 shares of common stock, (b) 102,075 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 25, 2024, and (c) 4,199 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024.

(17)   Consists of (a) 1,127,090 shares of common stock held by our current directors and executive officers, (b) 3,425,269 shares of common stock issuable pursuant to stock options held by our current directors and executive officers that are exercisable within 60 days of March 25, 2024, and (c) 20,997 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 25, 2024.

OUR BOARD OF DIRECTORS

General

The Company's bylaws, as amended and restated, provide that the Board of Directors is comprised of ten directors. The Company's Certificate of Incorporation provides that the Board of Directors is divided into three classes. There are currently four directors in Class I (William H. Rastetter, Ph.D., George J. Morrow, Leslie V. Norwalk, and Christine A. Poon), three directors in Class II (Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D.), and three directors in Class III (Kevin C. Gorman, Ph.D., Gary A. Lyons, and Johanna Mercier). With the exception of Kevin C. Gorman, Ph.D., who is the Chief Executive Officer of the Company, all current members of the Board of Directors meet the definition of "independent director" under the Nasdaq Stock Market qualification standards.

The directors in Class I hold office until the 2024 Annual Meeting of Stockholders, the directors in Class II hold office until the 2025 Annual Meeting of Stockholders, and the directors in Class III hold office until the 2026 Annual Meeting of Stockholders (or, in each case, until their earlier resignation, removal from office, or death). After each such election, the directors in each such case will then serve in succeeding terms of three years and until a successor is duly elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among the Company's directors and executive officers.

The term of office for directors William H. Rastetter, Ph.D., George J. Morrow, Leslie V. Norwalk, and Christine A. Poon will expire at the 2024 Annual Meeting of Stockholders.

Director Biographies of Class I Directors Nominated for Reelection at the 2024 Annual Meeting of Stockholders

William H. Rastetter, Ph.D. has served on the Board of Directors since February 2010 and as Chairman of the Board of Directors since May 2011. Currently, he serves as the Chairman of the Board of Directors for Fate Therapeutics, a publicly traded company focused on cellular therapies, as well as for Daré Bioscience, Inc. (previously known as Cerulean Pharma Inc.), a publicly traded company focused on women's healthcare. Dr. Rastetter also serves on the Board of Directors for Regulus Therapeutics Inc., a publicly traded company focused on RNA-based therapeutics, and on the Board of Directors of Iambic, Inc., a private company using artificial intelligence and laboratory automation to design and develop medicinal chemicals initially for oncology indications. Dr. Rastetter previously served on the board of Grail, Inc., a private company developing deep sequencing approaches for disease diagnosis, with an initial focus on the early diagnosis of cancer. Dr. Rastetter serves as an advisor to Illumina Ventures, and is the Chairman of San Diego Squared, a nonprofit focused on STEM awareness and education for students in underserved communities. Dr. Rastetter was a partner in the venture capital firm, Venrock, from 2006 through early 2013 and was Executive Chairman of Biogen Idec, Inc. from 2003 to 2005. Earlier, he served as Chairman and Chief Executive Officer of IDEC Pharmaceuticals Corporation until its merger with Biogen Inc. in 2003; he joined IDEC Corporation as its Chief Executive Officer at the company's founding in 1986. From 1984 to 1986, Dr. Rastetter was Director of Corporate Ventures at Genentech, where from 1982 to 1984 he held scientific positions. He held a series of faculty positions including Associate Professor at the Massachusetts Institute of Technology ("MIT") from 1975 to 1982. Dr. Rastetter has an S.B. degree in Chemistry from MIT and received M.A. and doctorate degrees in Chemistry from Harvard University.

The continued service of Dr. Rastetter on the Company's Board of Directors is based on Dr. Rastetter's scientific and technical expertise combined with his business experience in leading rapidly growing companies in the life sciences industry. The Company's continued growth is dependent on scientific and technical advances, and the Board of Directors believes that Dr. Rastetter offers both strategic and technical insight into the risks and opportunities associated with our business. In addition, Dr. Rastetter's board and executive leadership experience at other life sciences companies provides valuable strategic and governance insight to the Board of Directors as a whole.

George J. Morrow has served on the Board of Directors since October 2015. Mr. Morrow served as Executive Vice President, Global Commercial Operations at Amgen Inc., a global biotechnology company, from 2003 until his retirement in 2011. He joined Amgen in 2001 as Executive Vice President, Worldwide Sales and Marketing. His responsibilities included oversight of all commercial functions for Amgen's broad spectrum of products in more than 50 countries worldwide, and the introduction of multiple new products into global markets. From 1992 to 2001, Mr. Morrow held executive management and commercial positions within several subsidiaries of Glaxo Wellcome, including Group Vice President for Commercial Operations (U.S.), Managing Director (U.K.), and most recently as President and Chief Executive Officer of Glaxo Wellcome, Inc. (U.S.). Mr. Morrow currently serves on the Board of Directors of Align Technology, Inc., a publicly traded global medical device company. He has previously served on the boards of Vical, Inc., Otonomy, Inc., Glaxo Wellcome, Inc., Human Genome Sciences, Inc., Safeway, Inc., National Commerce Bank, the John Hopkins School of Public Health, and the Duke University Fuqua School of Business. Mr. Morrow holds a B.S. in Chemistry from Southampton College, Long Island University, an M.S. in Biochemistry from Bryn Mawr College and an M.B.A. from Duke University.

The continued service of Mr. Morrow on the Company's Board of Directors is based on his extensive commercialization experience at Amgen, his broad executive experience at GlaxoSmithKline Inc., and his years of experience in corporate governance as a board member of several publicly traded companies. Mr. Morrow's board experience, leadership experience and commercialization expertise prove valuable strategic insights to the Board of Directors.

Leslie V. Norwalk has served on the Board of Directors since September 2019. Since 2007, Ms. Norwalk has served as Strategic Counsel to healthcare companies at Epstein Becker Green, EBG Advisors, and National Health Advisors. Ms. Norwalk advises several private equity firms on healthcare matters. She serves as a director of Globus Medical, Inc., Modivcare Inc., and Arvinas, Inc., all publicly traded companies, as well as several privately held healthcare companies. Ms. Norwalk previously served on the Board of Directors of Centene, Endologix, Magellan Health, NuVasive, Inc., prior to its acquisition by Globus Medical, and Press Ganey. Ms. Norwalk began her career in the public sector in The White House Office of Presidential Personnel under the first Bush administration, following which, she practiced law at the Washington, D.C. office of Epstein Becker Green, P.C. From 2001 to 2007, she served in several roles at the Centers for Medicare & Medicaid Services (CMS) under the George W. Bush administration, including serving as Deputy Administrator, and Counselor and Policy Advisor, before assuming the role of Acting Administrator. Ms. Norwalk holds a J.D. from the George Mason University School of Law and a B.A. in Economics and International Relations from Wellesley College.

The continued service of Ms. Norwalk to the Company's Board of Directors is based on her deep knowledge of, and experience with, the healthcare industry and government regulations, as well as corporate governance and risk management. Such knowledge and experience provides valuable guidance and insight to the Board of Directors.

Christine A. Poon has served on the Board of Directors since July 2023. Ms. Poon is the former Executive-in-Residence in the Department of Management and Human Resources at the Max M. Fisher College of Business at The Ohio State University, where she served as Dean and the John W. Berry, Sr. Chair in Business from 2009 to 2014. She served as Vice Chairman and Member of the Board of Directors of Johnson & Johnson from 2005 until her retirement in March 2009. Ms. Poon joined Johnson & Johnson in 2000 as Company Group Chair in the Pharmaceuticals Group. She became a member of Johnson & Johnson's Executive Committee and Worldwide Chair, Pharmaceuticals Group, in 2001, and served as Worldwide Chair, Medicines and Nutritionals, from 2003 to 2005. Prior to joining Johnson & Johnson, she spent 15 years at Bristol-Myers Squibb in various management positions. Ms. Poon was also a Vice Chair of the Supervisory Board of Royal Philips Electronics and a member of the Board of Directors of Decibel Therapeutics, Inc. She currently serves on the Board of Directors of Prudential Financial, Inc., Regeneron Pharmaceuticals, Inc., where she currently serves as the lead independent director, and The Sherwin-Williams Company. Ms. Poon was named Woman of the Year by the Healthcare Businesswomen's Association in 2004 and named Business Leader of the Future by CNBC/Wall Street Journal in 2005.

The continued service of Ms. Poon on the Company's Board of Directors is based on her expertise in U.S. and international business operations, including extensive experience in capital allocation, and her strategic and operational knowledge of the pharmaceutical industry.

Director Biographies of Class II and Class III Directors not Nominated for Reelection at the 2024 Annual Meeting of Stockholders

Kevin C. Gorman, Ph.D. has been employed with the Company since 1993. He was appointed President and Chief Executive Officer in January 2008 after having served as Executive Vice President and Chief Operating Officer since September 2006 and prior to that, as Executive Vice President and Chief Business Officer and Senior Vice President of Business Development. He currently serves as Chief Executive Officer and has served on the Board of Directors since January 2008. Dr. Gorman currently serves as a director of Xencor, Inc. a publicly traded clinical-stage biopharmaceutical company. Additionally, he serves on the Board of Directors of the Biotechnology Innovation Organization (BIO) and the Pharmaceutical Research and Manufacturers of America (PhRMA). From 1990 until 1993, Dr. Gorman was a principal of Avalon Medical Partners, L.P. where he was responsible for the early stage founding of the company and several other biotechnology companies such as Onyx Pharmaceuticals, Inc., Metra Biosystems, Inc., Idun Pharmaceuticals, Inc. and ARIAD Pharmaceuticals, Inc. Dr. Gorman received his Ph.D. in immunology and M.B.A. in Finance from the University of California, Los Angeles and did further post-doctoral training at The Rockefeller University.

The continued service of Dr. Gorman on the Company's Board of Directors is based on the fact that as Chief Executive Officer of the Company, Dr. Gorman has extensive knowledge of our commercial products and our product candidates, our employees and the industry in which we operate. Dr. Gorman has also demonstrated exceptional leadership skills, sound business judgment and a strong commitment to the Company.

Gary A. Lyons has served on the Board of Directors since joining Neurocrine Biosciences in February 1993. Mr. Lyons served as the President and Chief Executive Officer of the Company from February 1993 through January 2008. Prior to joining the Company, Mr. Lyons held a number of senior management positions at Genentech, Inc., including Vice President of Business Development and Vice President of Sales. Mr. Lyons is currently the Chairman of the Board of Directors of Travere Therapeutics, a publicly traded ultra-orphan disease commercial-stage company, and serves as a director of Rigel Pharmaceuticals, Inc., a publicly traded biotechnology company focused on developing drugs for the treatment of inflammatory/autoimmune and metabolic diseases. Mr. Lyons previously served on the Board of Directors of Fresh Tracks Therapeutics, Inc. (formerly Brickell Biotech, Inc.), Eledon Pharmaceuticals, Inc. (formerly Novus Therapeutics), and Facet Biotech Corporation. Mr. Lyons holds a B.S. in Marine Biology from the University of New Hampshire and an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management.

The continued service of Mr. Lyons on the Company's Board of Directors is based on Mr. Lyons' extensive business development and corporate governance experience and, as the Company's former Chief Executive Officer, his in-depth understanding of the Company's strategic plans, business operations, management and culture. With this history with the Company and management, Mr. Lyons brings a unique perspective and point of view to the Company's Board of Directors.

Johanna Mercier has served on the Board of Directors since April 2021. Ms. Mercier is the Chief Commercial Officer of Gilead Sciences, with responsibility for the global commercialization of Gilead's medicines across virology, liver and oncology franchises. Ms. Mercier is actively engaged with the policy and advocacy community to ensure affordability and access to the company's medicines in both the developed and resource-limited countries. She is a staunch advocate for diversity and inclusion and is the executive sponsor for the Women@Gilead employee resource group. Ms. Mercier joined Gilead in 2019 after 25 years at Bristol Myers Squibb, where she served in a number of executive leadership positions, gaining broad experience across geographies and in all aspects of the commercial business. Ms. Mercier holds a B.S. in Biology from the University of Montreal and an M.B.A. from Concordia University. She currently serves on the Board of Directors of Arcus Biosciences, Inc., a publicly traded company, and the University of Southern California's Leonard D. Schaeffer Center for Health Policy and Economics. Ms. Mercier is also a member of World 50.

The continued service of Ms. Mercier on the Company's Board of Directors is based on Ms. Mercier's extensive commercialization experience at both Gilead Sciences and Bristol Myers Squibb, as well as her executive leadership experience across geographies and in all aspects of the commercial business.

Richard F. Pops has served on the Board of Directors since April 1998. Mr. Pops is the Chairman and Chief Executive Officer of Alkermes Public Limited Company. He joined Alkermes as Chief Executive Officer in February 1991. Under his leadership, Alkermes has grown from a privately held research-based company with 25 employees to an international, publicly traded pharmaceutical company with more than 2,000 employees. In addition to Alkermes, he currently serves on the Board of Directors of the Biotechnology Innovation Organization (BIO) and the Pharmaceutical Research and Manufacturers of America (PhRMA). Previously, Mr. Pops served on the Board of Directors of Epizyme, Inc., a biotechnology company focused on epigenetics, and Acceleron Pharma, Inc., a biopharmaceutical company. He holds a B.A. in Economics from Stanford University.

The continued service of Mr. Pops to the Company's Board of Directors is based on his leadership experience and track record for growing companies, his strength in business strategy and his financial acumen and capital markets experience. In addition, Mr. Pops is recognized for his service to the biopharmaceutical industry as a member of the Boards of the Biotechnology Innovation Organization and the Pharmaceutical Research and Manufacturers of America. His breadth and range of industry experience from operations and strategy is a significant contribution to the Board of Directors.

Shalini Sharp has served on the Board of Directors since February 2020. She also serves on the Board of Directors of Organon & Co., a publicly traded healthcare company focused on improving the health of women throughout their lives. Previously, Ms. Sharp served on the Board of Directors of Mirati Therapeutics, prior to its acquisition by Bristol-Myers Squibb Company, Sutro Biopharma, Inc., Panacea Acquisition Corp., prior to its merger with Nuvation Bio, Precision BioSciences, Inc., TB Alliance, Array Biopharma, prior to its acquisition by Pfizer, and Agenus Inc. Ms. Sharp has held the positions of Chief Financial Officer and Executive Vice President at Ultragenyx, a biopharmaceutical company committed to bringing to patients novel products for the treatment of serious rare and ultra-rare genetic diseases, and Chief Financial Officer at Agenus Inc., a clinical-stage immuno-oncology company focused on the discovery and development of therapies that engage the body's immune system to fight cancer. Ms. Sharp previously served in strategic planning and as Chief of Staff to the Chairman of the Board of Directors of Elan Pharmaceuticals, and as a management consultant at McKinsey & Company as well as an investment banker at Goldman Sachs. She holds a B.A. and an M.B.A. from Harvard University.

The continued service of Ms. Sharp to the Company's Board of Directors is based on her extensive experience as a Chief Financial Officer of a public company, her financial acumen, and her management and leadership skills.

Stephen A. Sherwin, M.D. has served on the Board of Directors since April 1999. Dr. Sherwin currently divides his time between advisory work in the life sciences industry and patient care and teaching in his specialty of medical oncology. He is a Clinical Professor of Medicine at the University of California, San Francisco, and a volunteer Attending Physician in Hematology-Oncology at the Zuckerberg San Francisco General Hospital. Dr. Sherwin currently serves on the Board of Directors of Biogen Inc., a publicly traded company. He is an Advisory Partner with Third Rock Ventures and a member of the Scientific Steering Committee of the Parker Institute for Cancer Immunotherapy. Previously, Dr. Sherwin was Chairman and Chief Executive Officer of Cell Genesys, a cancer immunotherapy company, from 1990 until the company's merger in 2009 with BioSante Pharmaceuticals (now ANI Pharmaceuticals). He was also a Co-founder and Chairman of Abgenix, an antibody company which was acquired by Amgen in 2006, and co-founder and Chairman of Ceregene, a gene therapy company which was acquired by Sangamo Biosciences in 2013. From 1983 to 1990, Dr. Sherwin held various positions in clinical research at Genentech, most recently that of Vice President. Prior to 1983, he was on the staff of the National Cancer Institute. In addition, Dr. Sherwin previously served on the Board of Directors of Aduro Biotech, BioPlus Acquisition Corporation, Neon Therapeutics, and Rigel Pharmaceuticals, Inc., as well as the Biotechnology Innovation Organization (BIO) from 2001 to 2014 and as its Chairman from 2009 to 2011, and was a member of the President's Council of Advisors in Science and Technology (PCAST) Working Group on Drug Development from 2011 to 2013. Dr. Sherwin holds a B.A. in biology, summa cum laude, from Yale University and an M.D. from Harvard Medical School, is board-certified in internal medicine and medical oncology, and is a Fellow of the American College of Physicians.

The continued service of Dr. Sherwin for election to the Company's Board of Directors is based on his experience and credentials in the biotechnology industry as the former Chief Executive Officer of Cell Genesys, Inc., the former Chairman and co-founder of Abgenix, Inc., the Chairman and co-founder of Ceregene, Inc., and his positions at Genentech, Inc. and the National Cancer Institute. Dr. Sherwin is also currently Chairman Emeritus of the Biotechnology Innovation Organization (BIO). In addition to his biotechnology credentials, Dr. Sherwin's medical expertise in internal medicine and medical oncology provides a unique contribution to the Board of Directors.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

General

We have long believed that good corporate governance is important to ensure that Neurocrine Biosciences is managed for the long-term benefit of its stockholders. We periodically review our corporate governance policies and practices. The Board of Directors has adopted Corporate Governance Guidelines which describe our corporate governance practices and address corporate governance issues such as Board composition, responsibilities and director qualifications. These guidelines are available at www.neurocrine.com.

Corporate Governance Best Practices

We are committed to maintaining strong corporate governance practices that promote the long-term interests of the Company and our stockholders and help strengthen the oversight functions of our management and Board of Directors. Additional information about our corporate governance policies and practices, including our committee charters, Corporate Governance Guidelines, Code of Business Conduct and Ethics, Comprehensive Compliance Program, and Incentive Compensation Recoupment Policy, can be found on our website, www.neurocrine.com. Additionally, for more information on our commitment to corporate social responsibility and stewardship, including environmental sustainability, diversity and inclusion and other key initiatives, please see our 2024 Corporate Sustainability Report, which is posted on our website referenced above under the "Sustainability" section of the website. We believe these efforts reflect the best interests of our patients, our stockholders and the communities in which we operate and serve. The information posted on or accessible through our website is not incorporated into this Proxy Statement.

We believe that our strong corporate governance practices empower our independent directors to exercise effective oversight of our business generally and our management team specifically, including the performance of our Chief Executive Officer.

The following table highlights some of our key corporate governance practices:

Corporate Governance Best Practices

☒	Director resignation policy for directors receiving less than majority support	☒	Stockholder ability to call special meetings
☒	Director overboarding policy	☒	Stockholder action by written consent
☒	Diverse Board and policies emphasizing diversity in all new director searches	☒	No poison pill in force
☒	Separate Chairman and CEO	☒	Clawback policy
☒	All directors attended at least 75% of Board and relevant committee meetings	☒	New director orientation and continuing director education
☒	Code of Business Conduct and Ethics	☒	Executive sessions of independent directors held at every regular Board meeting
☒	Annual board and committee assessment	☒	Active stockholder engagement
☒	Proxy access for stockholders	☒	Robust commitment to corporate, environmental and social responsibility

Board of Directors Overview

As we continue to focus on discovering an developing life-changing treatments for patients with under-addressed neurological, neuroendocrine, and neuropsychiatric disorders, we rely on our talented and experienced Board to provide leadership, guidance and oversight. Our Board is comprised of individuals with a strong background in executive leadership, capital management and allocation, scientific research and drug development experience, and Company and industry knowledge. We believe that the diversity of our directors' backgrounds and experiences results in different perspectives, ideas, and viewpoints, which make our Board more effective in carrying out its duties. We believe that our directors hold themselves to the highest standards of integrity and that they are committed to representing the long-term interests of our stockholders.

Our Directors exhibit an effective mix of skills, experience, diversity and perspectives.				
90%	**13.3 years**	**65.8 years**	**40%**	**20%**
of Board members are independent	average Director tenure	average Director age	of Board members are female	of Board members are underrepresented minorities

The following matrix highlights the mix of key skills and experiences of our director nominees and continuing directors. This matrix is intended to depict notable areas of focus for each director, and not having a mark does not mean that a particular director does not possess that skill or experience. Nominees have developed competencies in these skills through education, direct experience and oversight responsibilities. Additional biographical information on each nominee is set out above.

Experience, Expertise, or Attribute	Director Nominees				Continuing Directors					
	William Rastetter, Ph.D.	**George Morrow**	**Leslie Norwalk**	**Christine Poon**	**Kevin Gorman, Ph.D.**	**Gary Lyons**	**Johanna Mercier**	**Richard Pops**	**Shalini Sharp**	**Stephen Sherwin, M.D.**
Industry Expertise				✓				✓		✓
Finance / Capital Management and Allocation				✓	✓	✓			✓	✓
Commercial Experience		✓		✓			✓			
Scientific Research & Drug Development Experience	✓							✓		✓
Governance / Public Company Board	✓	✓	✓					✓		
Investor Relations / Stockholder Engagement	✓		✓		✓	✓	✓	✓		
International Markets		✓		✓			✓			
Government Affairs / Public Policy			✓							✓
Executive Leadership Experience	✓	✓			✓	✓	✓			
Accounting / Financial Reporting									✓	
Risk Oversight / Risk Management					✓				✓	
Human Capital Management						✓				
IT / Cybersecurity									✓	
Pricing and Market Access - U.S.			✓							

Board Leadership Structure

It is the Company's policy to separate the roles of Chief Executive Officer and Chairman of the Board. This separation recognizes the independent roles of the Board of Directors, Chairman of the Board and Chief Executive Officer. The Board of Directors sets Company strategy and provides oversight and accountability for the Chief Executive Officer and Company management. The Chairman of the Board presides over the Board of Directors and provides guidance to the Chief Executive Officer. The Chief Executive Officer and the balance of the Board of Directors set Company goals with the Chief Executive Officer providing leadership and day to day oversight in furtherance of those goals. The Company believes that separation of the Board of Directors and Company leadership reinforces the independence of the Board of Directors in its oversight of the business and affairs of the Company, and creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board of Directors to monitor whether management's actions are in the best interests of the Company and its stockholders.

Board Independence

The Board of Directors annually reviews the independence of each of the directors. With the exception of Kevin C. Gorman, Ph.D., who is the Chief Executive Officer of Neurocrine Biosciences, all current members of the Board of Directors meet the definition of "independent director" under the Nasdaq Stock Market qualification standards.

Classified Board Structure

The Board of Directors is divided into three classes, designated Class I, Class II and Class III. Our Nominating / Corporate Governance Committee annually reviews the Company's classified Board structure to evaluate whether it continues to be the appropriate structure for the Company. At this time, the Nominating / Corporate Governance Committee and the Board continue to believe that maintaining this structure is appropriate and beneficial to our stockholders. Specifically, the Nominating / Corporate Governance Committee and the Board believe that the classified board structure:

- promotes stability and continuity, allowing our Board and management to remain focused on our long-term strategic objectives;
- enhances independence of our non-employee directors by decreasing potential pressures from special interest groups or others who may have motives or interests contrary to the creation of sustainable stockholder value; and
- allows for the development of institutional knowledge at the board level, which is particularly important in the pharmaceutical industry, given the multi-year development cycles of our clinical programs.

The Board and the Nominating / Corporate Governance Committee will periodically review and continue to consider whether the classified Board structure aligns with the Company's long-term strategic objectives.

Overboarding Policy

The overboarding policy set forth in our Corporate Governance Guidelines limits directors to a maximum of five public company boards, with named executive officers of public companies limited to a maximum of three public company boards and members of the Audit Committee limited to a maximum of three public company audit committees. The Nominating / Corporate Governance Committee reviews our overboarding policy as part of its annual review of our corporate governance practices, which includes the Corporate Governance Guidelines, and compliance with our overboarding policy is reviewed at least annually by the Nominating / Corporate Governance Committee. All directors are currently compliant with our overboarding policy.

Certain proxy advisory firms have adopted overboarding policies, where they will recommend a vote against directors who serve on what the proxy advisory firm believes to be too many boards. Further, certain institutional investors will vote against directors if they believe they are overboarded. These policies are generally intended to address concerns that directors on multiple boards may lack sufficient time to perform their board duties effectively. The Nominating / Corporate Governance Committee and the Board acknowledge these concerns, but believe additional factors should be considered in determining whether a director serving on multiple boards should continue to serve on the Company's Board of Directors. Among other things, the Board of Directors believe that consideration should be given to the skills and abilities that a director brings to the Board, how a director contributes to the diversity and the overall mix of perspectives and backgrounds on the Board, and whether the director dedicates the appropriate time, attention and energy to his or her director duties. The Board of Directors discusses these considerations generally in connection with its evaluation and assessment process and specifically with both current Board members and director candidates who serve on multiple boards of directors.

All of our directors comply with our overboarding policy, but certain institutional investors may still consider directors to be overboarded if they serve on other audit committees or in roles with heightened responsibilities – such as directors serving as executives of other public companies, board chairs, or lead independent directors. In the case of Dr. Rastetter, who serves as our Board chair and as board chair for other companies, we believe his scientific and technical expertise, combined with his business experience in leading rapidly growing companies in the life sciences industry, brings a unique, highly relevant and valuable skill set to the Board.

Dr. Rastetter has attended every Board of Directors meeting over the last three years and dedicates significant time outside of meetings to engage with, and provide advice and counsel to, members of management. Further, Dr. Rastetter joined the Board in February 2010 and during his tenure as a director, the Company's stock price has increased approximately 5,000% as measured through the Record Date. Ms. Poon was appointed to our Board in July 2023 and also currently serves on the Boards of Directors of Prudential Financial, Inc., Regeneron Pharmaceuticals, Inc., where she serves as the lead independent director, and The Sherwin-Williams Company. Ms. Poon brings deep strategic knowledge of the pharmaceutical industry to our Board as she previously served as Vice Chair and Worldwide Chair of Pharmaceuticals at Johnson and & Johnson. She also has broad expertise in pharmaceutical operations, including capital allocation decisions, as a result of her 30-year career in the healthcare industry. Upon her appointment to the Board, Ms. Poon did not immediately join any committees to ensure a smooth onboarding process and to provide the Board with an opportunity to evaluate her other time commitments. After a series of discussions with Ms. Poon over the course of several months and taking into account her exceptional experience and the Company's evolving needs, Ms. Poon joined the Audit Committee and Nominating / Corporate Governance Committee in February 2024.

Board and Committee Meetings During 2023

The Board of Directors held a total of eight meetings during 2023. For 2023, the Board of Directors had an Audit Committee, a Compensation Committee, and a Nominating / Corporate Governance Committee. Charters for each of these committees have been established and approved by the Board of Directors and current copies of the charters for each of the committees have been posted on the Company's website at *www.neurocrine.com*. During 2023, no director attended fewer than 75% of the aggregate of the total meetings of the Board of Directors and no director attended fewer than 75% of the total number of meetings held by any committee of the Board of Directors on which such director served.

Information About Board Committees

The table below provides membership information for each of the committees of the Board during 2023. In February 2024, our Board approved revisions to the membership of our committees (see page 22 for our Board's current committee membership).

Committee Composition

Name of Director	Committee		
	Audit	Compensation	Nominating / Corporate Governance
William H. Rastetter, Ph.D. (Board Chair)			
Kevin C. Gorman, Ph.D.			
Gary A. Lyons			
Johanna Mercier			MEMBER
George J. Morrow		MEMBER	MEMBER
Leslie V. Norwalk			CHAIR
Christine A. Poon			
Richard F. Pops	MEMBER	CHAIR	
Shalini Sharp	CHAIR	MEMBER	
Stephen A. Sherwin, M.D.	MEMBER		MEMBER

The Company's Audit Committee is comprised entirely of directors who meet the independence requirements set forth in Nasdaq Stock Market Rule 5605(c)(2)(A). Information regarding the functions performed by the committee, its membership, and the number of meetings held during the fiscal year is set forth in the "Report of the Audit Committee," included in this Proxy Statement. The members of the Audit Committee for 2023 were Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D., with Ms. Sharp serving as the Audit Committee Chair. The Board of Directors has determined that Mr. Pops, Ms. Sharp, and Dr. Sherwin are "audit committee financial experts" within the meaning of item 407(d)(5) of SEC Regulation S-K. This committee met five times during 2023.

The Company's Compensation Committee consists of directors George J. Morrow, Richard F. Pops, and Shalini Sharp, with Mr. Pops serving as the Compensation Committee Chair. The Compensation Committee reviews and recommends to the Board of Directors the compensation of executive officers and other employees of the Company. Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees as appropriate. Each of the current members of the Compensation Committee is an "independent director" as defined by Nasdaq Stock Market Rule 5605(a)(2). This committee met seven times during 2023. Please also refer to "Role of the Compensation Committee" section under the section titled "Compensation Discussion and Analysis" for additional information regarding the role of the Compensation Committee.

During 2023, the Company's Nominating / Corporate Governance Committee consisted of directors Johanna Mercier, George J. Morrow, and Leslie V. Norwalk, and Stephen A. Sherwin, M.D., with Ms. Norwalk serving as the Nominating / Corporate Governance Committee Chair. Ms. Mercier, Mr. Morrow, Ms. Norwalk, and Dr. Sherwin, are all "independent directors" as defined by Nasdaq Stock Market Rule 5605(a)(2). The Nominating / Corporate Governance Committee is responsible for recommending nominees for election to the Board of Directors, succession planning, developing and implementing policies and practices relating to corporate governance, and providing oversight with respect to the following matters: sustainability matters, supply chain risk, quality systems and drug safety. The Nominating / Corporate Governance Committee also administers the Company's Code of Business Conduct and Ethics (the "Code"), which applies to all of the Company's officers, directors and employees, and is available on the Company's website at *www.neurocrine.com.* If we make any substantive amendments to the Code or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website or in a current report on Form 8-K. The functions of this committee also include consideration of the composition of the Board of Directors and recommendation of individuals for election as directors of the Company. The Nominating / Corporate Governance Committee will consider nominees recommended by stockholders, provided such nominations are made pursuant to the Company's bylaws and applicable law. This committee met four times during 2023.

In January 2024, the Board formed the Science and Medical Technology Committee, which provides oversight of significant scientific judgments relating to the Company's research and development, including clinical development, activities, portfolio, and potential business development transactions. The Science and Medical Technology Committee consists of directors Stephen A. Sherwin, M.D., William H. Rastetter, Ph.D., Gary A. Lyons, and Richard F. Pops, with Dr. Sherwin serving as the Science and Medical Technology Committee Chair.

Although Dr. Rastetter was not a member of any Board Committee in 2023, as Board Chair he attended most Board committee meetings.

Compensation Committee Interlocks and Insider Participation

During 2023, the Compensation Committee consisted of George J. Morrow, Richard F. Pops, and Shalini Sharp. No interlocking relationship existed between any member of the Compensation Committee and any member of any other company's Board of Directors or compensation committee.

Director Nomination Process

In selecting non-incumbent candidates and reviewing the qualifications of incumbent candidates for the Board of Directors, the Nominating / Corporate Governance Committee considers the Company's corporate governance principles, which include the following:

- Directors should possess the highest ethics, integrity and values, and be committed to representing the long-term interest of the stockholders. They also must have experience they can draw upon to help direct the business strategies of the Company together with sound judgment. They must be actively engaged in the pursuit of information relevant to the Company's business and must constructively engage their fellow Board members and management in dialogue and the decision-making process.
- Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board of Directors for an extended period of time.
- Directors should notify the Chairman of the Board and Chairman of the Nominating / Corporate Governance Committee in the event of any significant change in their employment responsibilities or affiliations. Director nominees should meet the director qualification requirements set forth in the Company's Corporate Governance Guidelines.
- In evaluating director nominees, the Nominating / Corporate Governance Committee considers the following factors: personal and professional integrity, ethics and values including any potential conflicts of interest; experience in corporate management and the biopharmaceutical industry, such as serving as an officer or former officer of a publicly held company; gender and ethnic diversity; experience as a board member of another publicly held company; and additionally, for nominees seeking re-election, meeting attendance, gender and ethnic diversity, and participation and compliance with Company policies.

It is the Company's policy to have a diversity of skills, professional experience, education, associations, achievements, training, points of view and individual qualities and attributes represented on the Board of Directors. The Nominating / Corporate Governance Committee considers the diversity of the Board of Directors, including self-identified diversity characteristics, when assessing board composition and evaluating candidates for election or re-election to the Board of Directors.

The Nominating / Corporate Governance Committee's goal is to assemble a Board of Directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience.

The Board Diversity Matrix, below, provides the diversity statistics for our Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix

	Female	Male
Total Number of Directors	10	
Part I: Gender Identity		
Directors	4	6
Part II: Demographic Background		
Asian	2	—
White	2	6

In addition to the foregoing, the Nominating / Corporate Governance Committee Charter and Corporate Governance Guidelines set forth minimum criteria for director nominees. The Nominating / Corporate Governance Committee may also consider such other facts as it may deem are in the best interests of the Company and its stockholders. The Nominating / Corporate Governance Committee does believe that several members of the Board of Directors meet the criteria for an "audit committee financial expert" as defined by SEC rules. We believe that all of our directors should have a reputation for honesty, integrity and highest ethical standards, and should demonstrate business acumen, an ability to exercise sound judgment and a commitment to serve the Company.

Board Self-Assessment

The Nominating / Corporate Governance Committee ensures that each member of the Board, the Committees, and the Chair of the Board are assessed annually aimed at enhancing effectiveness. Directors complete a number of different evaluations in order to provide performance feedback and suggestions for improved effectiveness or contributions. The assessments are done by way of a questionnaire prepared and distributed by our external corporate counsel, Cooley LLP. The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by Cooley LLP, our Chief Legal Officer, the Nominating / Corporate Governance Committee, and the Board, who decide whether any changes are needed to the Board's processes, procedures, composition or Committee structure. The evaluation carried out in 2023 indicated that all individuals and groups were effectively fulfilling their responsibilities.

Board Education

The Board recognizes the importance of ongoing director education. In order to facilitate the Board's educational development, the Board regularly meets with management and are given periodic presentations on our business and recent business developments. When the Board meets in person, Members of the Board also attend dinners on the evening before regularly scheduled Board meetings. Generally, at these dinners the Board meets with senior decision-makers within the Company or outside experts in order to enhance the Board's understanding of our business and affairs. In addition, on an annual basis an external expert meets with the Nominating / Corporate Governance Committee to discuss best practices and new developments relating to corporate governance and the operation of public company boards. The Company also provides funding for members of the Board of Directors to attend outside director continuing education programs sponsored by educational and other institutions.

Identification and Evaluation of Nominees for Director

The Nominating / Corporate Governance Committee identifies nominees for director by first evaluating the current members of the Board of Directors willing to continue in service. Current members with qualifications and skills that are consistent with the Nominating / Corporate Governance Committee's criteria for service and who are willing to continue are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining members who would offer a new perspective. If any member of the Board of Directors does not wish to continue in service, or if the Board of Directors decides not to re-nominate a member for re-election, the Nominating / Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. The Nominating / Corporate Governance Committee generally polls the Board of Directors and members of management for their recommendations and may also seek input from third-party search firms. The Nominating / Corporate Governance Committee may also seek input from industry experts or analysts. The Nominating / Corporate Governance Committee reviews the qualifications, experience and background of the candidates. Final candidates are then interviewed by the Company's independent directors and executive management. In making its determinations, the Nominating / Corporate Governance Committee evaluates each individual in the context of the Company's Board of Directors as a whole, with the objective of assembling a group that can best perpetuate the success of the Company and represent stockholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the Nominating / Corporate Governance Committee makes its recommendation to the Board of Directors.

We have not received director candidate recommendations from the Company's stockholders and do not have a formal policy regarding consideration of such recommendations. However, any recommendations received from stockholders will be evaluated in the same manner that potential nominees suggested by members of our Board of Directors, management or other parties are evaluated. Accordingly, our Board of Directors believes a formal policy regarding consideration of such recommendations is unnecessary.

Proxy Access

In February 2023, our Board of Directors amended and restated our bylaws to provide for proxy access, which, subject to certain limitations as set forth in our bylaws, allows a stockholder or a group of no more than 20 stockholders owning at least three percent or more of the voting power of our outstanding capital stock continuously for at least three years to nominate and include in our Proxy Statement for an annual meeting director nominees constituting up to the greater of two individuals or 20% of the number of directors in office, provided that (i) the number of such nominees may not exceed 50% of the number of directors in the class whose term expires at such annual meeting and (ii) the stockholders satisfy the procedural, disclosure and other requirements specified in our bylaws. For further information, please see "Additional Information". The foregoing description of the stockholder proxy access provision included in our bylaws does not purport to be complete and is qualified in its entirety by reference to our bylaws.

Process for Stockholder Communications with the Board of Directors

Stockholders of the Company wishing to communicate with the Company's Board of Directors or an individual director may send a written communication to the Board of Directors or such director c/o Neurocrine Biosciences, Inc., 12780 El Camino Real, San Diego, CA 92130, Attn: Corporate Secretary. Each communication must set forth:

- the name and address of the Company stockholder on whose behalf the communication is sent; and
- the number of Company shares that are beneficially owned by such stockholder as of the date of the communication.

Each stockholder communication will be reviewed by the Company's Corporate Secretary to determine whether it is appropriate for presentation to the Board or such director. Examples of inappropriate communications include advertisements, solicitations or hostile communications.

Communications determined by the Corporate Secretary to be appropriate for presentation to the Board or such director will be submitted to the Board or such director on a periodic basis.

The Board's Role in Risk Oversight

While the Board of Directors has ultimate oversight responsibility for the risk management process, it has delegated portions of this responsibility to various committees. The Board of Directors and its committees oversee risk throughout the business with focus on financial risk, legal/compliance risk, scientific/clinical development risk, cybersecurity risk management, and strategic risk. The Audit Committee focuses on major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also has oversight of risk related to data privacy, technology and information and cybersecurity, including: (i) access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation (ii) the potential impact of those exposures on the Company's business, financial results, operations and reputation, (iii) the steps management has taken to monitor and mitigate such exposures, (iv) the Company's information governance policies and programs and (v) major legislative and regulatory developments that could materially impact the Company's privacy and data security risk exposure. The Nominating / Corporate Governance Committee and Audit Committee each focus on legal/compliance risk with the Nominating / Corporate Governance Committee taking the lead on the governance and management process and compliance oversight with respect to the following matters: sustainability, supply chain risk, quality systems and drug safety. The Audit Committee takes the lead on SEC reporting and compliance. The Compensation Committee addresses compensation policies and practices as they relate to risk management practices and risk-taking incentives. The participation of the full Board of Directors in setting the Company's business strategy incorporates assessment of scientific and strategic risks for the Company overall. Additionally, in January 2024, the Board of Directors formed the Science and Medical Technology Committee, which provides oversight of significant scientific judgments relating to the Company's research and development, including clinical development, activities, portfolio, and potential business development transactions.

Corporate Responsibility and Sustainability

At Neurocrine Biosciences, we uphold an unwavering spirit of ingenuity and seek to provide lifesaving solutions to patients who have great needs, but few options. We believe operating responsibly and efficiently is paramount to creating long-term value for our Company and stakeholders. Our focus as a Company is to operate with the highest standards of business ethics, adhere to the highest product quality and safety standards, invest in our people and communities, and minimize the impact on the environment. Our key sustainability areas, programs and strategies are guided by our stakeholders and third-party frameworks, including the Sustainability Accounting Standards Board (SASB) biotechnology and pharmaceuticals standard and Task Force on Climate-related Financial Disclosures (TCFD). The Company's Board of Directors has delegated the oversight of sustainability strategies and policies to the Nominating / Corporate Governance Committee and the below graphic outlines our sustainability governance structure:

Our Sustainabilty Governance Structure

	CORE TEAM MEMBERS	MANAGEMENT COMMITTEE (MC)	BOARD COMMITTEE	BOARD OF DIRECTORS
MEMBERS	• Corporate Affairs • Environmental Health & Safety • Finance • Human Resources • Investor Relations • Legal • Research and Development • Supply Chain	• Chief Corporate Affairs Officer • Chief Financial Officer • Chief Human Resources Officer • Chief Legal Officer	Nominating & Corporate Governance	All
ROLE	Develop and implement strategy, priorities, and objectives	Oversee strategy, priorities, and objectives	Oversee and review strategy, initiatives, policies, and communications (with employees, investors, other stakeholders)	Oversee all strategies and policies
COMMUNICATION FLOW	Bi-Annual updates to MC members	Update Board Committee on progress	Provide periodic updates to Board of Directors	

For more information on our commitment to corporate social responsibility and stewardship, including environmental sustainability, diversity and inclusion and other key initiatives, please see our 2024 Corporate Sustainability Report, which can be found on our website, www.neurocrine.com, under the "Sustainability" section. The information posted on or accessible through our website is not incorporated into this Proxy Statement.

Risk Assessment Concerning Compensation Practices and Policies

During fiscal 2023, the Compensation Committee conducted an assessment of how the Company's compensation policies and practices relate to risk management practices and risk-taking incentives. As part of the process, the Compensation Committee engaged the services of an external, independent compensation consulting firm to conduct an independent risk assessment. Based on this assessment, the Compensation Committee concluded that the Company's compensation policies and practices are consistent with industry practices for similar biopharmaceutical companies and do not create risks that are reasonably likely to have a material adverse effect on the Company.

Role of the Board in Succession Planning

A key responsibility of the Board is succession planning for the CEO and other members of the executive management team. In consultation with the Company's CEO and Chief Human Resources Officer, the Nominating / Corporate Governance Committee regularly reviews succession planning relating to the Company's CEO as well as the Company's other executive officers. The Nominating / Corporate Governance Committee then consults with the full Board to ensure that development, retention and succession plans for the CEO and the executive team align with the Company's short and long-term strategic goals. Additionally, the Compensation Committee discusses executive management talent, including the readiness of individuals to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater levels of responsibility. The review and assessment conducted by the Board and its committees includes a review of both a long-term succession plan and an emergency succession plan.

In support of the Company's commitment to investing in its employees, high-potential leaders are provided with the opportunity to meet with Board members through formal presentations and at informal events. This engagement gives the Board insight into the Company's talent and helps to facilitate a regular review and discussion of leadership development and succession planning at the Board and Committee level.

Policy Regarding Board Member Attendance at the Company's Annual Meeting

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Annual Meeting. Directors Dr. Gorman and Dr. Rastetter attended the 2023 Annual Meeting of Stockholders.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the Company's financial statements and the reporting process, including the Company's systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2023, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee also has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2023 with the Company's independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, as well as their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under the applicable requirements of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and the Securities and Exchange Commission. The independent registered public accounting firm also is responsible for performing an independent audit of the Company's internal control over financial reporting in accordance with the auditing standards of the PCAOB. In addition, the Audit Committee has discussed the independent registered public accounting firm's independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors are also seeking stockholder ratification of the selection of the Company's independent registered public accounting firm for the year ending December 31, 2024.

Respectfully submitted by:
AUDIT COMMITTEE

Shalini Sharp
Stephen A. Sherwin, M.D.
Richard F. Pops

Principal Accountant Fees and Services

The aggregate fees billed to the Company by Ernst & Young LLP, the Company's independent registered public accounting firm, for the indicated services for each of the last two fiscal years were as follows:

	2023	2022
Audit fees (1)	$ 1,708,578	$ 1,170,175
Audit related fees (2)	—	—
Tax fees (3)	545,664	533,346
Total	$ 2,254,242	$ 1,703,521

(1) Audit fees consist of fees for professional services performed by Ernst & Young LLP for the integrated audit of the Company's annual financial statements and internal control over financial reporting and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit related fees consist of fees for assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the Company's financial statements.

(3) Tax fees consist of fees for professional services performed by Ernst & Young LLP with respect to tax compliance, tax advice and tax planning. Total includes approximately $263,000 in 2023 and $221,000 in 2022 for tax compliance.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Ernst & Young LLP and has concluded that the provision of such services is compatible with maintaining the independence of that firm. All of the services rendered by Ernst & Young LLP were pre-approved by the Audit Committee in accordance with the Audit Committee pre-approval policy described below.

The Company's Audit Committee has established a policy that all audit and permissible non-audit services provided by the Company's independent registered public accounting firm will be pre-approved by the Audit Committee. These services may include audit services, audit related services, tax services and other services. The Audit Committee considers whether the provision of each non-audit service is compatible with maintaining the independence of the Company's registered public accounting firm. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Company's independent registered public accounting firm and management are required to periodically (at least quarterly) report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

COMPENSATION COMMITTEE REPORT

The following Report of the Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by:
COMPENSATION COMMITTEE

George J. Morrow
Richard F. Pops
Shalini Sharp

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's bylaws, as amended, provide that the Board of Directors is comprised of ten directors. The Company's Certificate of Incorporation provides that the Board of Directors is divided into three classes. There are currently four directors in Class I (William H. Rastetter, Ph.D., George J. Morrow, Leslie V. Norwalk, and Christine A. Poon), three directors in Class II (Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D.), and three directors in Class III (Kevin C. Gorman, Ph.D., Gary A. Lyons, and Johanna Mercier). With the exception of Kevin C. Gorman, Ph.D., who is the Chief Executive Officer of Neurocrine Biosciences, all current members of the Board of Directors meet the definition of "independent director" under the Nasdaq Stock Market qualification standards. Additionally, our Corporate Governance Guidelines contain a director resignation policy, which provides that any director nominee who receives a greater number of votes "withheld" than votes "for" such election shall tender his or her resignation to the Board of Directors. The Nominating / Corporate Governance Committee will consider all of the relevant facts and circumstances and recommend to the Board of Directors whether to accept or reject the resignation. The Board of Directors will act on the Nominating / Corporate Governance Committee's recommendation within 90 days of the annual meeting. Following the Board's decision on the Nominating / Corporate Governance Committee's recommendation, the Company will publicly disclose the Board's decision whether to accept the resignation as tendered in a Form 8-K filed with the Securities and Exchange Commission (the "SEC").

The directors in Class I hold office until the 2024 Annual Meeting of Stockholders, the directors in Class II hold office until the 2025 Annual Meeting of Stockholders and the directors in Class III hold office until the 2026 Annual Meeting of Stockholders (or, in each case, until their earlier resignation, removal from office, or death). After each such election, the elected directors will then serve in succeeding terms of three years and until a successor is duly elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among the Company's directors and executive officers.

The term of office for directors William H. Rastetter, Ph.D., George J. Morrow, Leslie V. Norwalk, and Christine A. Poon will expire at the 2024 Annual Meeting of Stockholders.

Nominees for Election at the Annual Meeting

All of the nominees (William H. Rastetter, Ph.D., George J. Morrow, Leslie V. Norwalk, and Christine A. Poon) are currently Class I directors of the Company. Information about the nominees is set forth below as of the date of this Proxy Statement:

Name of Director	Age	Position in the Company	Director Since
William H. Rastetter, Ph.D. (1)	75	Chairman of the Board	2010
George J. Morrow (2)(3)	72	Director	2015
Leslie V. Norwalk (3)	58	Director	2019
Christine A. Poon (3)(4)	71	Director	2023

Directors Continuing in Office

The Class II and III directors will remain in office after the 2024 Annual Meeting of Stockholders. The names and certain other current information about the directors whose terms of office continue after the Annual Meeting are set forth below:

Name of Director	Age	Position in the Company	Director Since
Kevin C. Gorman, Ph.D.	66	Chief Executive Officer and Director	2008
Gary A. Lyons (1)	73	Director	1993
Johanna Mercier (3)	54	Director	2021
Richard F. Pops (1)(2)	62	Director	1998
Shalini Sharp (2)(4)	49	Director	2020
Stephen A. Sherwin, M.D. (1)(4)	75	Director	1999

(1) Member of the Science and Medical Technology Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating / Corporate Governance Committee.
(4) Member of the Audit Committee.

Vote Required

The nominees receiving the affirmative vote of a plurality of the shares represented in person or by proxy at the 2024 Annual Meeting of Stockholders and entitled to vote on the election of directors will be elected to the Board of Directors. If a nominee receives a greater number of votes "withheld" than votes "for" such election, the nominee shall tender his or her resignation to the Board of Directors in accordance with our director resignation policy. The Nominating / Corporate Governance Committee will consider all of the relevant factors and recommend to the Board of Directors whether to accept or reject the resignation. The Board of Directors will act on the Nominating / Corporate Governance Committee's recommendation within 90 days of the annual meeting. Following the Board's decision on the Nominating / Corporate Governance Committee's recommendation, the Company will publicly disclose the Board's decision whether to accept the resignation as tendered in a Form 8-K filed with the SEC.

Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's Class I nominees named above. If any of the Company's nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who is designated by the present Board of Directors to fill the vacancy. It is not expected that any of the Company's nominees will be unable or will decline to serve as a director. **The Board of Directors unanimously recommends that stockholders vote "FOR" the Class I nominees named above.**

PROPOSAL TWO: ADVISORY VOTE ON
COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

General

At the 2023 Annual Meeting of Stockholders, the Board of Directors, as a matter of good corporate governance, recommended that the stockholders approve an advisory vote on Named Executive Officer compensation ("say-on-pay") on an annual basis. Approximately 99% of the stockholder votes cast at the 2023 Annual Meeting of Stockholders were for the Company's recommendation, and in response the Company holds an annual say-on-pay vote. This annual vote is not intended to address any specific compensation item, but rather the overall compensation of the Company's Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

Summary of the Company's Executive Compensation Philosophy

The Compensation Committee of the Board of Directors bases its executive compensation decisions on a number of objectives which include aligning management incentives with interests of stockholders, providing competitive compensation, appropriately balancing compensation risk in the context of the Company's business strategy and meeting evolving compensation governance standards. The philosophy of the Compensation Committee in establishing the Company's compensation policy for executive officers as well as all other employees is to:

- align compensation plans with both short-term and long-term goals and objectives of the Company and stockholder interests;
- attract and retain highly skilled individuals by offering compensation that compares favorably to other employers who are competing for available employees;
- incentivize employees through a mix of base salary, bonus amounts based on achievement of defined corporate and personal goals and long-term equity awards to generate returns for stockholders; and
- pay for performance by ensuring that an ever-increasing percentage of an individual's compensation is performance-based as they progress to higher levels within the Company.

As discussed below in the Compensation Discussion and Analysis, we believe we have adopted a compensation philosophy that provides strong alignment between executive pay and performance based on strategic goals designed to provide both near-term and long-term growth in stockholder value. The historical approval rates, on an advisory basis, for the Company's executive compensation program have been over 92% for each of the 2021, 2022 and 2023 Annual Meetings of Stockholders. The Compensation Committee and our Board of Directors believe that this level of approval of our executive compensation program is indicative of our stockholders' strong support of our compensation philosophy and goals as well as the overall administration of executive compensation by the Compensation Committee and the Board of Directors.

You are being asked to approve on an advisory basis, the compensation paid to the Company's Named Executive Officers as set forth in the Compensation Discussion and Analysis, Summary Compensation Table and related notes and narrative set forth herein. This vote is not intended to address any specific compensation item, but rather the overall compensation of the Company's Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

Vote Required

The say-on-pay vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board of Directors. However, we value the opinions of our stockholders and will review and will continue to consider the outcome of this advisory vote when making future compensation decisions for our Named Executive Officers and will evaluate whether any actions are necessary to address the stockholders' concerns. Approval of this advisory vote requires the affirmative vote of the majority of shares represented in person or by proxy and entitled to vote on the item. **The Board of Directors unanimously recommends voting "FOR" approval of the Company's Named Executive Officers compensation.**

PROPOSAL THREE: APPROVAL OF AN AMENDMENT TO THE 2020 EQUITY INCENTIVE PLAN

We are asking our stockholders to approve an amendment to the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan (the "2020 Plan") at the Annual Meeting. We refer to such amendment of the 2020 Plan in this Proxy Statement as the "Amended 2020 Plan".

In this Proposal Three, we are seeking stockholder approval of the Amended 2020 Plan to make the following material changes from the 2020 Plan:

- increase the aggregate number of shares of our common stock that may be issued under the Amended 2020 Plan by 3,635,000 shares, subject to adjustment for certain changes in our capitalization; and
- increase the aggregate maximum number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options under the Amended 2020 Plan by 3,635,000 shares (for a total of 34,135,000 shares), subject to adjustment for certain changes in our capitalization.

If this Proposal Three is approved by our stockholders, the Amended 2020 Plan will become effective as of the date of the Annual Meeting. In the event that our stockholders do not approve this Proposal Three, the Amended 2020 Plan will not become effective and the 2020 Plan will continue to be effective in accordance with its terms.

Why We Are Asking Our Stockholders to Approve the Amended 2020 Plan

We are seeking stockholder approval of the Amended 2020 Plan to increase the number of shares available for the grant of stock options, restricted stock unit awards and other awards to our employees, directors and consultants, which will enable us to have a competitive equity incentive program to compete with our peer group for key talent.

Approval of the Amended 2020 Plan by our stockholders will allow us to continue to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by the Board of Directors or Compensation Committee. The Amended 2020 Plan will also allow us to continue to utilize a broad array of equity incentives in order to secure and retain the services of our employees, directors and consultants, and to provide long-term incentives that align the interests of our employees, directors and consultants with the interests of our stockholders.

Requested Shares

If this Proposal Three is approved by our stockholders, then subject to adjustment for certain changes in our capitalization, an additional 3,635,000 shares of our common stock will be available for issuance under the Amended 2020 Plan.

Stockholder Approval

If this Proposal Three is approved by our stockholders, the Amended 2020 Plan will become effective as of May 22, 2024. In the event that our stockholders do not approve this Proposal Three, the Amended 2020 Plan will not become effective and the 2020 Plan will continue in its current form.

Why You Should Vote to Approve the Amended 2020 Plan

Equity Awards Are an Important Part of Our Compensation Philosophy

The Board of Directors believes that the grant of equity awards is a key element underlying our ability to attract, retain and motivate our employees, directors and consultants because of the strong competition for highly trained and experienced individuals among biopharmaceutical companies. Therefore, the Board of Directors believes that the Amended 2020 Plan is in the best interests of our business and our stockholders and unanimously recommends a vote in favor of this Proposal Three.

The Amended 2020 Plan will allow us to continue to utilize equity awards as long-term incentives to secure and retain the services of our employees, directors and consultants, consistent with our compensation philosophy and common compensation practice for our industry. To date, equity awards have been a key aspect of our program to attract and retain key employees, directors and consultants. We believe the use of equity awards strongly aligns the interests of our employees with those of our stockholders by placing a considerable proportion of our employees' total compensation "at risk" because it is contingent on the appreciation in value of our common stock. In addition, we believe equity awards encourage employee ownership of our common stock and promote retention through the reward of long-term Company performance.

We Carefully Manage the Use of Equity Awards and Dilution is Reasonable

Our compensation philosophy reflects broad-based eligibility for equity awards, and we grant awards to substantially all of our employees. However, we recognize that equity awards dilute existing stockholders, and, therefore, we are mindful to responsibly manage the growth of our equity compensation program. We are committed to effectively monitoring our equity compensation share reserve, including our "burn rate," to ensure that we maximize stockholders' value by granting the appropriate number of equity awards necessary to attract, reward, and retain employees, directors and consultants.

The following table provides detailed information regarding our burn rate and the activity related to our equity incentive plans for 2023, 2022 and 2021.

	2023	2022	2021
Total number of shares of common stock subject to stock options granted	1,900,000	2,200,000	1,800,000
Total number of shares of common stock subject to full value awards granted	1,300,000	1,400,000	1,400,000
Weighted-average number of shares of common stock outstanding	97,700,000	95,800,000	94,600,000
Burn Rate (1)	3.28%	3.76%	3.38%

(1)   Burn Rate is calculated as (shares subject to stock options granted + shares subject to full value awards granted)/weighted average common stock outstanding.

Overhang

The following table provides certain information regarding our use of equity awards as of the Record Date.

	As of Record Date
Total number of shares of common stock subject to outstanding stock options	10,131,428
Weighted-average exercise price of outstanding stock options	$94.12
Weighted-average remaining term of outstanding stock options	6.81 years
Total number of shares of common stock subject to outstanding full value awards	2,712,755
Total number of shares of common stock available for grant under the 2020 Plan (1)	7,494,995
Total number of shares of common stock available for grant under the Neurocrine Biosciences, Inc. Inducement Plan (1)	55,182
Total number of shares of common stock subject to outstanding stock options and outstanding full value awards	12,844,183
Total number of shares of common stock outstanding	100,580,497
Per-share closing price of common stock as reported on Nasdaq Global Select Market	$140.25

(1)   As of the Record Date, there were no shares of common stock available for grant under any of our equity incentive plans, other than the 2020 Plan and the Neurocrine Biosciences, Inc. Inducement Plan.

The Size of Our Share Reserve Increase Request Is Reasonable

If this Proposal Three is approved by our stockholders, then subject to adjustment for certain changes in our capitalization, we will have 3,635,000 new shares available for grant after the Annual Meeting, and absent any unforeseen circumstances, we anticipate returning to stockholders for additional shares in 2025.

The Amended 2020 Plan Combines Compensation and Governance Best Practices

The Amended 2020 Plan includes provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices, including:

- *Stockholder approval is required for additional shares*. The Amended 2020 Plan does not contain an annual "evergreen" provision. The Amended 2020 Plan authorizes a fixed number of shares, so that stockholder approval is required to issue any additional shares.

- *No discounted stock options or stock appreciation rights*. All stock options and stock appreciation rights granted under the Amended 2020 Plan must have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted.

- *Limit on non-employee director compensation*. The aggregate value of all compensation granted or paid by us to any individual for service as a non-employee director with respect to any period commencing on the date of the annual stockholders meeting for a particular year and ending on the date of the annual stockholders meeting for the next subsequent year (such period, the "annual period"), including awards granted under the Amended 2020 Plan and cash fees paid to such non-employee director, will not exceed $1,250,000 in total value. In addition, the aggregate value of any equity award(s) granted by us to any individual for service as a non-employee director upon or in connection with his or her initial election or appointment to the Board of Directors will not exceed $2,000,000 in total value (such that the aggregate compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period in which such individual is first appointed or elected to the Board of Directors will not exceed $3,250,000 in total value). For purposes of these limitations, the value of any equity awards is calculated based on the grant date fair value of such awards for financial reporting purposes.

- *Awards subject to forfeiture/clawback*. Awards granted under the Amended 2020 Plan will be subject to recoupment in accordance with the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy and any other clawback policy that the Company adopts. In addition, the Board may impose other clawback, recovery or recoupment provisions in an award agreement, including a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause.

- *Restrictions on dividends*. The Amended 2020 Plan provides that dividends or dividend equivalents may not be paid or credited to any awards granted under the Amended 2020 Plan.

- *No liberal change in control definition*. The change in control definition in the Amended 2020 Plan is not a "liberal" definition. A change in control transaction must actually occur in order for the change in control provisions in the Amended 2020 Plan to be triggered.

- *No liberal share counting provisions*. The following shares will not become available again for issuance under the Amended 2020 Plan: (i) any shares that are reacquired or withheld (or not issued) by us to satisfy the exercise or purchase price of an award; (ii) any shares that are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with an award; (iii) any shares repurchased by us on the open market with the proceeds of the exercise or purchase price of an award; and (iv) in the event that a stock appreciation right is settled in shares, the gross number of shares subject to such award.

- *Material amendments require stockholder approval*. Consistent with Nasdaq rules, the Amended 2020 Plan requires stockholder approval of any material revisions to the Amended 2020 Plan. In addition, certain other amendments to the Amended 2020 Plan require stockholder approval.

Vote Required

At the Annual Meeting, the stockholders are being asked to approve an amendment of the Company's 2020 Equity Incentive Plan. The affirmative vote of the holders of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the item will be required to approve the amendment of the Company's 2020 Equity Incentive Plan. **The Board of Directors unanimously recommends voting "FOR" the approval of an amendment of the Company's 2020 Equity Incentive Plan.**

Summary of the Amended 2020 Plan

The material features of the Amended 2020 Plan are described below. The following description of the Amended 2020 Plan is a summary only and is qualified in its entirety by reference to the complete text of the Amended 2020 Plan. Stockholders are urged to read the actual text of the Amended 2020 Plan in its entirety, which is attached hereto as Appendix A.

Purpose

The Amended 2020 Plan is designed to secure and retain the services of our employees, non-employee directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and our affiliates, and to provide a means by which such persons may be given an opportunity to benefit from increases in the value of our common stock. The Amended 2020 Plan is also designed to align employees' interests with stockholder interests.

Types of Awards

The terms of the Amended 2020 Plan provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards.

Shares Available for Awards

Subject to adjustment for certain changes in our capitalization, the aggregate number of shares of our common stock that may be issued under the Amended 2020 Plan will not exceed the sum of: (i) the number of shares that remained available for the grant of new awards under the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan (the "2011 Plan") as of immediately following the effective date of the 2020 Plan; (ii) 3,300,000 shares that were approved at our 2020 annual meeting of stockholders; (iii) an additional 5,900,000 shares that were approved at our 2022 annual meeting of stockholders; (iv) an additional 6,600,000 shares that were approved at our 2023 annual meeting of stockholders; (v) an additional 3,635,000 shares that are subject to approval by our stockholders under this Proposal Three; and (vi) the Prior Plan's Returning Shares (as defined below), as such shares become available from time to time.

The "Prior Plan's Returning Shares" are shares of our common stock subject to outstanding awards granted under the 2011 Plan (referred to as the "Prior Plan" in this Proposal Three) that following the effective date of the 2020 Plan: (i) are not issued because such award or any portion thereof expires or otherwise terminates without all of the shares covered by such award having been issued; (ii) are not issued because such award or any portion thereof is settled in cash; or (iii) are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required for the vesting of such shares.

The following actions will not result in an issuance of shares of our common stock under the Amended 2020 Plan and accordingly will not reduce the number of shares of our common stock available for issuance under the Amended 2020 Plan: (i) the expiration or termination of any portion of an award granted under the Amended 2020 Plan without the shares covered by such portion of the award having been issued; or (ii) the settlement of any portion of an award granted under the Amended 2020 Plan in cash.

If any shares of our common stock issued pursuant to an award granted under the Amended 2020 Plan are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required for the vesting of such shares, then such shares will become available again for issuance under the Amended 2020 Plan (such shares, the "Amended 2020 Plan Returning Shares").

The following shares of our common stock will not become available again for issuance under the Amended 2020 Plan: (i) any shares that are reacquired or withheld (or not issued) by us to satisfy the exercise or purchase price of an award granted under the Amended 2020 Plan or the Prior Plan (including any shares subject to such award that are not delivered because such award is exercised through a reduction of shares subject to such award); (ii) any shares that are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with an award granted under the Amended 2020 Plan or the Prior Plan; (iii) any shares repurchased by us on the open market with the proceeds of the exercise or purchase price of an award granted under the Amended 2020 Plan or the Prior Plan; and (iv) in the event that a stock appreciation right granted under the Amended 2020 Plan or the Prior Plan is settled in shares, the gross number of shares subject to such award.

The number of shares of our common stock available for issuance under the Amended 2020 Plan will be reduced by: (i) one share for each share issued pursuant to an appreciation award granted under the Amended 2020 Plan; and (ii) 2.13 shares for each share issued pursuant to a full value award granted under the Amended 2020 Plan on or after May 18, 2022.

The number of shares of our common stock available for issuance under the Amended 2020 Plan will be increased by: (i) one share for each Prior Plan's Returning Share or Amended 2020 Plan Returning Share subject to an appreciation award; and (ii) 2.13 shares for each Prior Plan's Returning Share or Amended 2020 Plan Returning Share subject to a full value award that returns to the Amended 2020 Plan on or after May 18, 2022.

For purposes of this Proposal Three, (i) an "appreciation award" is a stock option or a stock appreciation right with respect to which the exercise or strike price is at least 100% of the fair market value of our common stock on the date of grant and (ii) a "full value award" is a stock award that is not an appreciation award.

Eligibility

Under the terms of the Amended 2020 Plan, all of our (including our affiliates') employees, non-employee directors and consultants are eligible to participate in the Amended 2020 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the Amended 2020 Plan only to our (including our affiliates') employees. Generally, we do not provide equity grants to consultants.

As of the Record Date, we (including our affiliates) had approximately 1,400 employees, nine non-employee directors, and approximately 24 consultants.

Administration

The Amended 2020 Plan will be administered by our Board of Directors, which may in turn delegate some or all of the administration of the Amended 2020 Plan to a committee or committees composed of members of the Board of Directors. Our Board of Directors has delegated concurrent authority to administer the Amended 2020 Plan to our Compensation Committee, but may, at any time, revest in itself some or all of the power delegated to our Compensation Committee. Our Board of Directors and Compensation Committee are each considered to be a Plan Administrator for purposes of this Proposal Three.

Subject to the terms of the Amended 2020 Plan, the Plan Administrator may determine the recipients, the types of awards to be granted, the number of shares of our common stock subject to or the cash value of awards, and the terms and conditions of awards granted under the Amended 2020 Plan, including the period of their exercisability and vesting. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to an award and the exercise or strike price of stock options and stock appreciation rights granted under the Amended 2020 Plan.

The Plan Administrator may also delegate to one or more executive officers the authority to designate employees who are not executive officers to be recipients of certain awards and the number of shares of our common stock subject to such awards. Under any such delegation, the Plan Administrator will specify the total number of shares of our common stock that may be subject to the awards granted by such executive officer. The executive officer may not grant an award to himself or herself.

Repricing; Cancellation and Re-Grant of Stock Options or Stock Appreciation Rights

Under the Amended 2020 Plan, except in connection with a corporate transaction or a change in control or an adjustment for certain changes in our capitalization, or unless our stockholders have approved such an action within 12 months prior to such an event, the Plan Administrator does not have the authority to reprice any outstanding stock option or stock appreciation right by (1) reducing the exercise or strike price of the stock option or stock appreciation right or (2) canceling any outstanding stock option or stock appreciation right that has an exercise or strike price greater than the then-current fair market value of our common stock in exchange for cash or other awards.

Dividends and Dividend Equivalents

The Amended 2020 Plan provides that dividends or dividend equivalents may not be paid or credited to any awards granted under the Amended 2020 Plan.

Limit on Non-Employee Director Compensation

The aggregate value of all compensation granted or paid by us to any individual for service as a non-employee director with respect to any period commencing on the date of the annual stockholders meeting for a particular year and ending on the date of the annual stockholders meeting for the next subsequent year (such period, the "annual period"), including awards granted under the Amended 2020 Plan and cash fees paid to such non-employee director, will not exceed $1,250,000 in total value. In addition, the aggregate value of any equity award(s) granted by us to any individual for service as a non-employee director upon or in connection with his or her initial election or appointment to the Board of Directors will not exceed $2,000,000 in total value (such that the aggregate compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period in which such individual is first appointed or elected to the Board of Directors will not exceed $3,250,000 in total value). For purposes of these limitations, the value of any equity awards is calculated based on the grant date fair value of such awards for financial reporting purposes.

Stock Options

Stock options may be granted under the Amended 2020 Plan pursuant to stock option agreements. The Amended 2020 Plan permits the grant of stock options that are intended to qualify as incentive stock options, or ISOs, and nonstatutory stock options, or NSOs.

The exercise price of a stock option granted under the Amended 2020 Plan may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant and, in some cases (see "Limitations on Incentive Stock Options" below), may not be less than 110% of such fair market value.

The term of stock options granted under the Amended 2020 Plan may not exceed ten years from the date of grant and, in some cases (see "Limitations on Incentive Stock Options" below), may not exceed five years from the date of grant. Except as otherwise provided in a participant's stock option agreement or other written agreement with us or one of our affiliates, if a participant's service relationship with us or any of our affiliates (referred to in this Proposal Three as "continuous service") terminates (other than for cause (as defined in the Amended 2020 Plan) or the participant's death or disability (as defined in the Amended 2020 Plan)), the participant may exercise any vested stock options for up to three months following the participant's termination of continuous service. Except as otherwise provided in a participant's stock option agreement or other written agreement with us or one of our affiliates, if a participant's continuous service terminates due to the participant's disability, the participant may exercise any vested stock options for up to 12 months following the participant's termination due to the participant's disability. Except as otherwise provided in a participant's stock option agreement or other written agreement with us or one of our affiliates, if a participant's continuous service terminates due to the participant's death (or the participant dies within a specified period following termination of continuous service), the participant's beneficiary may exercise any vested stock options for up to 18 months following the participant's death. Except as explicitly provided otherwise in a participant's stock option agreement or other written agreement with us or one of our affiliates, if a participant's continuous service is terminated for cause, all stock options held by the participant will terminate upon the participant's termination of continuous service and the participant will be prohibited from exercising any stock option from and after such termination date. Except as otherwise provided in a participant's stock option agreement or other written agreement with us or one of our affiliates, the term of a stock option may be extended if a participant's continuous service terminates for any reason other than for cause and, at any time during the applicable post-termination exercise period, the exercise of the stock option would be prohibited by applicable laws or the sale of any common stock received upon such exercise would violate our insider trading policy. In no event, however, may a stock option be exercised after its original expiration date.

In addition, the current form of stock option agreement for employees (other than Dr. Gorman) under the Amended 2020 Plan provides that if an employee's continuous service terminates due to the employee's retirement (as defined in the employee's stock option agreement and described below), the employee's stock option will become fully vested as of the date of such retirement, and the employee may exercise such stock option for up to 12 months following such retirement. For purposes of the foregoing, "retirement" generally means a termination of an employee's continuous service upon or after the employee has reached age 60 with at least five years of continuous service, provided that the employee complies with any other requirements in the Company's then-current policy regarding retirement. The current form of stock option agreement for Dr. Gorman under the Amended 2020 Plan does not provide for any retirement-related benefits.

Acceptable forms of consideration for the purchase of our common stock pursuant to the exercise of a stock option under the Amended 2020 Plan will be determined by the Plan Administrator and may include payment: (i) by cash, check, bank draft or money order payable to us; (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) by delivery to us of shares of our common stock (either by actual delivery or attestation); (iv) by a net exercise arrangement (for NSOs only); or (v) in other legal consideration approved by the Plan Administrator.

Stock options granted under the Amended 2020 Plan may become exercisable in cumulative increments, or "vest," as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the Amended 2020 Plan may be subject to different vesting schedules as the Plan Administrator may determine.

The Plan Administrator may impose limitations on the transferability of stock options granted under the Amended 2020 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the Amended 2020 Plan other than by will or the laws of descent and distribution or, subject to approval by the Plan Administrator, pursuant to a domestic relations order. However, the Plan Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. Options may not be transferred to a third party financial institution for value.

Limitations on Incentive Stock Options

In accordance with current federal tax laws, the aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of our stock plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless the following conditions are satisfied:

- the exercise price of the ISO must be at least 110% of the fair market value of the common stock subject to the ISO on the date of grant; and
- the term of the ISO must not exceed five years from the date of grant.

Subject to adjustment for certain changes in our capitalization, the aggregate maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under the Amended 2020 Plan is 34,135,000 shares.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Amended 2020 Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator, but will in no event be less than 100% of the fair market value of the common stock subject to the stock appreciation right on the date of grant. The term of stock appreciation rights granted under the Amended 2020 Plan may not exceed ten years from the date of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. The appreciation distribution payable upon exercise of a stock appreciation right may be paid in shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination of continuous service and restrictions on transfer as stock options under the Amended 2020 Plan.

Restricted Stock Awards

Restricted stock awards may be granted under the Amended 2020 Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to us, the participant's services performed for us, or any other form of legal consideration acceptable to the Plan Administrator. Shares of our common stock acquired under a restricted stock award may be subject to forfeiture to or repurchase by us in accordance with a vesting schedule to be determined by the Plan Administrator. Rights to acquire shares of our common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. Upon a participant's termination of continuous service for any reason, any shares subject to restricted stock awards held by the participant that have not vested as of such termination date may be forfeited to or repurchased by us.

Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the Amended 2020 Plan pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any form of legal consideration acceptable to the Plan Administrator. A restricted stock unit award may be settled by the delivery of shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the restricted stock unit award agreement. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator. Except as otherwise provided in a participant's restricted stock unit award agreement or other written agreement with us, restricted stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Performance Awards

The Amended 2020 Plan allows us to grant performance awards. A performance award is an award that may vest or may be exercised, or that may become earned and paid, contingent upon the attainment of certain performance goals during a performance period. A performance award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Plan Administrator in its discretion. In addition, to the extent permitted by applicable law and the applicable award agreement, the Plan Administrator may determine that cash may be used in payment of performance awards.

Performance goals under the Amended 2020 Plan will be based on any one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings, in either case before or after any or all of: interest, taxes, depreciation and amortization, legal settlements or other income (expense), or stock-based compensation, other non-cash expenses and changes in deferred revenue); (2) total stockholder return; (3) return on equity or average stockholder's equity; (4) return on assets, investment, or capital employed; (5) stock price; (6) margin (including gross margin); (7) income (before or after taxes); (8) operating income; (9) operating income after taxes; (10) pre-tax profit; (11) operating cash flow; (12) sales, prescriptions, or revenue targets; (13) increases in revenue or product revenue; (14) expenses and cost reduction goals; (15) improvement in or attainment of working capital levels; (16) economic value added (or an equivalent metric); (17) market share; (18) cash flow; (19) cash flow per share; (20) cash burn; (21) share price performance; (22) debt reduction; (23) implementation or completion of projects or processes (including, without limitation, discovery of a pre-clinical drug candidate, recommendation of a drug candidate to enter a clinical trial, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, presentation of studies and launch of commercial plans, compliance programs or education campaigns); (24) customer satisfaction; (25) stockholders' equity; (26) capital expenditures; (27) debt levels; (28) financings; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) employee hiring; (34) funds from operations; (35) budget management; (36) strategic partnerships or transactions (including acquisitions, joint ventures or licensing transactions); (37) engagement of thought leaders and patient advocacy groups; (38) enhancement of intellectual property portfolio, filing of patent applications and granting of patents; (39) litigation preparation and management; and (40) any other measure of performance selected by the Plan Administrator.

Performance goals may be based on a Company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Plan Administrator (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, the Plan Administrator will appropriately make adjustments in the method of calculating the attainment of the performance goals for a performance period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated performance goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the U.S. Food and Drug Administration or any other regulatory body.

In addition, the Plan Administrator retains the discretion to define the manner of calculating the performance criteria it selects to use for a performance period and to reduce or eliminate the compensation or economic benefit due upon the attainment of any performance goal.

Other Awards

Other forms of awards valued in whole or in part by reference to, or otherwise based on, our common stock may be granted either alone or in addition to other awards under the Amended 2020 Plan. Subject to the terms of the Amended 2020 Plan, the Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other awards will be granted, the number of shares of our common stock to be granted and all other terms and conditions of such other awards.

Clawback Policy

Awards granted under the Amended 2020 Plan will be subject to recoupment in accordance with the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy and any other clawback policy that the Company adopts. In addition, the Board may impose other clawback, recovery or recoupment provisions in an award agreement, including a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of our common stock subject to the Amended 2020 Plan; (ii) the class(es) and maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of shares of our common stock and the exercise, strike or purchase price per share of our common stock subject to outstanding awards.

Corporate Transaction and Change in Control

The following applies to each outstanding award under the Amended 2020 Plan in the event of a corporate transaction (as defined in the Amended 2020 Plan and described below) or a change in control (as defined in the Amended 2020 Plan and described below), unless provided otherwise in the applicable award agreement, in any other written agreement between a participant and the Company or an affiliate, or in any director compensation policy of the Company. For purposes of this Proposal Three, the term "Transaction" will mean such corporate transaction or change in control.

In the event of a Transaction, any awards outstanding under the Amended 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company) (such entity, the "acquiring entity"), and any reacquisition or repurchase rights held by us with respect to the award may be assigned to the acquiring entity. If the acquiring entity does not assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by participants who are employees or non-employee directors and, in each case, whose continuous service has not terminated prior to the effective time of the Transaction (such participants, the "current employee and director participants"), the vesting (and exercisability, if applicable) of such awards will be accelerated in full (and with respect to any such awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of the Transaction) to a date prior to the effective time of the Transaction (contingent upon the effectiveness of the Transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, and any reacquisition or repurchase rights held by us with respect to such awards will lapse (contingent upon the effectiveness of the Transaction), and (ii) any such awards that are held by persons other than current employee and director participants will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, except that any reacquisition or repurchase rights held by us with respect to such awards will not terminate and may continue to be exercised notwithstanding the Transaction.

In the event an award will terminate if not exercised at or prior to the effective time of a Transaction, the Plan Administrator may provide that the holder of such award may not exercise such award but instead will receive a payment equal in value to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of the award, over (ii) any exercise price payable by such holder in connection with such exercise.

Except as otherwise provided in the applicable award agreement, in any other written agreement between a participant and the Company or an affiliate, or in any director compensation policy of the Company, in the event that an employee or director's continuous service is involuntarily terminated without cause (including any such termination due to such employee or director's death or disability) upon or within 12 months following the effective time of a Transaction, the vesting (and exercisability, if applicable) of any assumed awards (as defined in the Amended 2020 Plan and described below) held by such employee or director as of the date of such termination will be accelerated in full (and with respect to any such awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of such termination), effective as of the date of such termination. For purposes of the foregoing, an "assumed award" generally means any outstanding award under the Amended 2020 Plan that was assumed or continued, or any outstanding similar award that was granted in substitution for an award under the Amended 2020 Plan, in each case by the acquiring entity in connection with the applicable Transaction.

Under the Amended 2020 Plan, a "corporate transaction" generally means the consummation of any one or more of the following events: (1) a sale or other disposition of all or substantially all of our assets; (2) a sale or other disposition of at least 90% of our outstanding securities; (3) a merger, consolidation or similar transaction where we do not survive the transaction; or (4) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Under the Amended 2020 Plan, a "change in control" generally means the occurrence of any one or more of the following events: (1) the acquisition by any person, entity or group of our securities representing more than 50% of the combined voting power of our then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (2) a merger, consolidation or similar transaction in which our stockholders immediately before such transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) our stockholders approve or our Board of Directors approves our complete dissolution or liquidation, or our complete dissolution or liquidation otherwise occurs; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets, other than to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (5) when a majority of our Board of Directors becomes comprised of individuals who were not serving on our Board of Directors on the date the 2020 Plan was adopted by our Compensation Committee (the "incumbent Board of Directors"), or whose nomination, appointment, or election was not approved by a majority of the incumbent Board of Directors still in office.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the Amended 2020 Plan at any time. However, except as otherwise provided in the Amended 2020 Plan, no amendment or termination of the Amended 2020 Plan may materially impair a participant's rights under his or her outstanding awards without the participant's consent. We will obtain stockholder approval of any amendment to the Amended 2020 Plan as required by applicable law and listing requirements. Unless terminated sooner by the Plan Administrator, the Amended 2020 Plan will automatically terminate on March 15, 2030, which is the day before the tenth anniversary of the date the 2020 Plan was adopted by our Compensation Committee.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to participants and us with respect to participation in the Amended 2020 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant's tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the Amended 2020 Plan. The Amended 2020 Plan is not qualified under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness and the satisfaction of our tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of an NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by us or one of our affiliates, that income will be subject to withholding taxes. The participant's tax basis in those shares will be equal to his or her fair market value on the date of exercise of the stock option, and the participant's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The Amended 2020 Plan provides for the grant of stock options that are intended to qualify as "incentive stock options," as defined in Section 422 of the Internal Revenue Code. Under the Internal Revenue Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant's tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant's alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

We are not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and provided that either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the restricted stock award, to recognize ordinary income, as of the date the recipient receives the restricted stock award, equal to the excess, if any, of the fair market value of the stock on the date the restricted stock award is granted over any amount paid by the recipient for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards

Generally, the recipient of a restricted stock unit award structured to comply with the requirements of Section 409A of the Internal Revenue Code or an exception to Section 409A of the Internal Revenue Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To comply with the requirements of Section 409A of the Internal Revenue Code, the stock subject to a restricted stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the restricted stock unit award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Internal Revenue Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights

Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Section 162(m) Limitations

Under Section 162(m) of the Internal Revenue Code, compensation paid to any publicly held corporation's "covered employees" that exceeds $1 million per taxable year for any covered employee is generally non-deductible. Awards granted under the Amended 2020 Plan will be subject to the deduction limit under Section 162(m) of the Internal Revenue Code and will not be eligible to qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code pursuant to the transition relief provided by the Tax Cuts and Jobs Act. For further information regarding the deduction limit under Section 162(m) of the Internal Revenue Code and such transition relief, please see the section entitled "Compensation Discussion and Analysis—Tax Considerations—Internal Revenue Code Section 162(m)."

New Plan Benefits under the Amended 2020 Plan

The following table sets forth certain information regarding future benefits under the Amended 2020 Plan.

Name	Position	Number of Shares
Kevin C. Gorman, Ph.D.	Chief Executive Officer	(1)
Matthew C. Abernethy	Chief Financial Officer	(1)
Kyle W. Gano, Ph.D.	Chief Business Development and Strategy Officer	(1)
Jude Onyia, Ph.D.	Chief Scientific Officer	(1)
Eiry W. Roberts, M.D.	Chief Medical Officer	(1)
All current executive officers as a group		(1)
All current directors who are not executive officers as a group		(2)
All current employees, including current officers who are not executive officers, as a group		(1)

(1)   Awards granted under the Amended 2020 Plan to our executive officers and other employees are discretionary and are not subject to set benefits or amounts under the terms of the Amended 2020 Plan, and the Board of Directors and the Compensation Committee have not granted any awards under the Amended 2020 Plan that are subject to stockholder approval of this Proposal Three. Accordingly, the benefits or amounts that will be received by or allocated to our executive officers and other employees under the Amended 2020 Plan are not determinable.

(2)   Awards granted under the Amended 2020 Plan to our non-employee directors are discretionary and are not subject to set benefits or amounts under the terms of the Amended 2020 Plan, and the Board of Directors and the Compensation Committee have not granted any awards under the Amended 2020 Plan that are subject to stockholder approval of this Proposal Three. However, pursuant to our current equity compensation program for non-employee directors, each of our current non-employee directors are granted annual awards in the form of a stock option, a restricted stock unit award, or a stock option and a restricted stock unit award, depending on each individual's election, on the date of each of our annual meetings of stockholders, provided that such individual is a non-employee director on such date and will be continuing as a non-employee director following such date. The total dollar value of each non-employee director's annual awards in 2024 will be $400,000. The number of shares of our common stock subject to each such award will be based on the valuation methodology established by the Board, which is in part based on the fair market value of our common stock on the grant date and, therefore, is not determinable at this time. On and after the date of the Annual Meeting, any such awards will be granted under the Amended 2020 Plan if this Proposal Three is approved by our stockholders. For additional information regarding our equity compensation program for non-employee directors, see the "Directors Compensation Summary" section above.

Plan Benefits under the 2020 Plan

The following table sets forth, for each of the individuals and various groups indicated, the total number of shares of our common stock subject to awards that have been granted (even if not currently outstanding) under the 2020 Plan as of the Record Date.

Name	Position	Number of Shares
Kevin C. Gorman, Ph.D.	Chief Executive Officer	714,432
Matthew C. Abernethy	Chief Financial Officer	291,523
Kyle W. Gano, Ph.D.	Chief Business Development and Strategy Officer	306,842
Jude Onyia, Ph.D.	Chief Scientific Officer	337,360
Eiry W. Roberts, M.D.	Chief Medical Officer	276,450
All current executive officers as a group		3,029,527
All current directors who are not executive officers as a group		228,747
Each nominee for election as a director:		
William H. Rastetter, Ph.D.		27,136
George J. Morrow		22,756
Leslie V. Norwalk		24,947
Christine A. Poon		16,375
Each associate of any executive officers, current directors or director nominees		—
Each other person who received or is to receive 5% of purchase rights		—
All current employees, including all current officers who are not executive officers, as a group		11,388,239

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "FOR" PROPOSAL THREE**

EQUITY COMPENSATION PLANS

The following table sets forth information regarding all of the Company's equity compensation plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) (3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a) (c)
Equity compensation plans approved by security holders (1)	12,463,037	$84.51	10,985,754
Equity compensation plans not approved by security holders (2)	50,140	$74.03	55,182
Total	12,513,177	$84.46	11,040,936

(1) The number of securities remaining available for future issuance under equity compensation plans approved by security holders as of December 31, 2023 are from the 2020 Plan and the Neurocrine Biosciences, Inc. 2018 Employee Stock Purchase Plan (the "ESPP"). The shares available for issuance under the 2020 Plan may be issued in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards, subject to limitations set forth in the 2020 Plan. The ESPP had 460,579 shares remaining available for future issuance, which are included under column (c).

(2) Consists of stock options and restricted stock unit awards that were issued to certain employees under the Neurocrine Biosciences, Inc. Inducement Plan, which was not approved by security holders. These stock option grants have a four-year vesting period and the restricted stock unit awards generally have vesting periods of three to four years.

(3) The weighted average exercise price excludes restricted stock unit awards, which have no exercise price.

PROPOSAL FOUR: RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee has selected Ernst & Young LLP to audit the financial statements of the Company for the current fiscal year ending December 31, 2024. Ernst & Young LLP has audited the Company's financial statements since 1992. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Stockholders are not required to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in their discretion may direct the selection of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Vote Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the item will be required to approve and ratify the Audit Committee's selection of Ernst & Young LLP. **The Board of Directors unanimously recommends voting "FOR" approval and ratification of such selection.** In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection.

EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers and other management team members as of the Record Date:

Name	Age	Position
Kevin C. Gorman, Ph.D.	66	Chief Executive Officer and Director
Matthew C. Abernethy	44	Chief Financial Officer
Eric Benevich	58	Chief Commercial Officer
David W. Boyer	45	Chief Corporate Affairs Officer
Julie S. Cooke	58	Chief Human Resources Officer
Ingrid Delaet	58	Chief Regulatory Officer
Kyle W. Gano, Ph.D.	51	Chief Business Development and Strategy Officer
Darin M. Lippoldt	58	Chief Legal Officer and Corporate Secretary
Jude Onyia, Ph.D.	60	Chief Scientific Officer
Eiry W. Roberts, M.D.	60	Chief Medical Officer

See above for biographical information concerning Kevin C. Gorman, Ph.D.

Matthew C. Abernethy was appointed Chief Financial Officer in November 2017 and is responsible for leading corporate finance activities, commercial supply chain operations, information technology, investor relations, facilities, and European operations at Neurocrine Biosciences. Mr. Abernethy has over 15 years of biotech and medical device experience in finance and investor relations. He joined Neurocrine Biosciences from Zimmer Biomet, where he held various positions from February 2009 to November 2017, including most recently, Vice President, Investor Relations and Treasurer and Vice President of Finance for the Americas and Global Product Engines. He began his career with KPMG LLP and became a certified public accountant (inactive). Mr. Abernethy earned his B.S. in Accounting and Business Administration from Grace College and an MBA from the University of Chicago.

Eric Benevich was appointed Chief Commercial Officer in May 2015 and is responsible for all aspects of commercial development, marketing and sales of the Neurocrine Biosciences product portfolio. Mr. Benevich has over 30 years of commercial experience in the pharmaceutical industry and previously served in various positions of increasing responsibility at AstraZeneca, Amgen, Peninsula Pharmaceuticals and Avanir Pharmaceuticals in the sales and marketing of drugs such as Prilosec®, Epogen®, Enbrel® and Neudexta®. Mr. Benevich has a BBA in International Business from Washington State University.

David W. Boyer was appointed Chief Corporate Affairs Officer in September 2019 and is responsible for patient advocacy and engagement, corporate communications, government relations, and public policy at Neurocrine Biosciences. Mr. Boyer brings nearly 20 years of experience in public affairs, specializing in the life sciences and biopharmaceutical sectors. He joins Neurocrine Biosciences after nine years with the BGR Group, where he served as a Principal and the Head of the Health & Lifesciences Practice, leading the firm's healthcare advocacy, policy and strategy development, and strategic consulting team. During his tenure at the BGR Group, Mr. Boyer led public policy, advocacy, and strategic communications initiatives for a wide range of healthcare clients. Prior to joining the BGR Group, Mr. Boyer served as Special Assistant to the President for Legislative Affairs under President George W. Bush, Assistant Commissioner for Legislation at the U.S. Food and Drug Administration, and Special Assistant to the Secretary at the U.S. Department of Health and Human Services. In addition to his public service, Mr. Boyer held senior advocacy positions at the Biotechnology Innovation Organization (BIO) and the Pharmaceutical Research and Manufacturers of America (PhRMA). Mr. Boyer holds a B.A. in Government from Georgetown University.

Julie S. Cooke was appointed Chief Human Resources Officer in September 2017. She joined Neurocrine Biosciences from the Sanford Burnham Prebys Medical Research Institute where she served as Senior Vice President for Human Resources and was a member of the executive management team. Previously, Ms. Cooke held multiple positions at Life Technologies, including being the human resource partner to the Chief Operating Officer, Division Presidents and Global Function Leads. Prior to Life Technologies, she ran human resources and was a member of the executive management team at SGX Pharmaceuticals. Ms. Cooke began her career at PepsiCo., The Pepsi Bottling Group, and Gateway, where she held positions of increasing responsibility in human resources. She holds a Bachelor of Arts in Economics from Colorado College.

Ingrid Delaet, Ph.D. was appointed Vice President, Regulatory Affairs in 2021, and Chief Regulatory Officer in October 2022. She is responsible for leading the regulatory affairs, quality assurance, medical writing, and program management teams. Dr. Delaet has more than 25 years of drug development experience in several therapeutic areas, including immunology, hepatology, cardiovascular, and metabolic diseases. Prior to joining Neurocrine Biosciences, she served as Senior Vice President, Regulatory Affairs at Intercept Pharmaceuticals, which she joined in 2016. Between 1997 and 2016, Dr. Delaet held various positions of increasing responsibility at Bristol-Myers Squibb in the United States, first in Clinical Research and Development and then in Global Regulatory Affairs, where she served as Therapeutic Area Lead for Immunology. Prior to Bristol-Myers Squibb, she held positions in clinical research at CellPro, Inc. and Wyeth-Ayerst Research. She received her Ph.D. in Immunology and her M.Sc. in Pharmaceutical Sciences from The Free University of Brussels, Belgium.

Kyle W. Gano, Ph.D. was appointed Chief Business Development Officer in 2011, and Chief Business Development and Strategy Officer in 2020, and is responsible for all business and corporate development activities, including the management of ongoing collaborations with AbbVie, Mitsubishi Tanabe Pharma, Sentia Medical Sciences, Jnana Therapeutics, Voyager Therapeutics, Xenon Pharmaceuticals, Idorsia, Takeda Pharmaceutical Company Limited, and Sosei Heptares. From 2001 to 2011, Dr. Gano held several positions of increasing responsibility at Neurocrine Biosciences spanning marketing analytics to business development. Dr. Gano received his B.S. in Chemistry from the University of Oregon, B.S. in Biochemistry from the University of Washington, and his Ph.D. in Organic Chemistry and M.B.A. in Finance from the University of California, Los Angeles.

Darin M. Lippoldt was appointed Chief Legal Officer and Corporate Secretary in October 2014 and has oversight of all legal, intellectual property, and compliance matters. Mr. Lippoldt is also serving as Chair of the Biotechnology Innovation Organization (BIO) General Counsels' Committee for 2023-2024. Prior to joining Neurocrine Biosciences, Mr. Lippoldt served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of Volcano Corporation, a company he joined in 2010. Prior to Volcano, Mr. Lippoldt served as Associate General Counsel at Amylin Pharmaceuticals, Inc. He previously practiced corporate and securities law with the law firms of Fulbright & Jaworski LLP and Matthews and Branscomb, P.C. Mr. Lippoldt received a B.B.A. in Finance, an M.A. in International Relations and a J.D. from St. Mary's University.

Jude Onyia, Ph.D. was appointed Chief Scientific Officer in November 2021 and leads the drug discovery and non-clinical development teams responsible for bolstering and advancing the company's pipeline of therapeutic candidates. Additionally, in February 2023, Dr. Onyia joined Voyager Therapeutics, Inc.'s board of directors. A scientist with more than 25 years of experience in the pharmaceutical industry, Dr. Onyia is the former Vice President of Biotechnology Discovery Research at Eli Lilly and Company. At Lilly, Dr. Onyia contributed to the discovery and/or advancement of more than 60 clinical candidates across multiple therapeutic areas, which led to seven approved medicines. He also was responsible for more than 50 pre-candidate programs across multiple therapeutic areas. Dr. Onyia holds a B.S. in Forest Biology from the State University of New York (SUNY) College of Environmental Science and Forestry, as well as a Ph.D. in Cell and Molecular Biology from the SUNY Health Science Center, both at Syracuse NY.

Eiry W. Roberts, M.D. was appointed Chief Medical Officer in January 2018 and is responsible for all clinical development and medical affairs activities at Neurocrine Biosciences. Dr. Roberts has over 25 years of research and development experience in the pharmaceutical industry across all phases of drug development from research through commercialization in multiple therapeutic areas, including neuroscience, inflammation, oncology and metabolic diseases. She joined Neurocrine Biosciences from Eli Lilly and Company where she had worked since May 1991. During her tenure at Lilly, Dr. Roberts held various positions of increasing responsibility, including Vice President, Clinical Pharmacology/Managing Director of Chorus, a position she held from October 2014 until December 2017, and Vice President of Research and Development, BioMedicines Business Unit. Dr. Roberts is a physician who trained in pharmacology and medicine in the United Kingdom, qualifying from the University of London in 1987. Her post-graduate clinical training was in clinical pharmacology and cardiology at St. Bartholomew's Hospital and the Royal London Hospital. Dr. Roberts also serves as a director of Amicus Therapeutics, a clinical-stage biopharmaceutical company focused on rare diseases.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes Neurocrine Biosciences' executive officer compensation program for 2023. It provides qualitative information on the factors relevant to these decisions and the manner in which compensation is awarded to the following individuals who are our Named Executive Officers ("NEOs") for 2023:

- Kevin C. Gorman, Ph.D., Chief Executive Officer
- Matthew C. Abernethy, Chief Financial Officer
- Kyle W. Gano, Ph.D., Chief Business Development and Strategy Officer
- Jude Onyia, Ph.D., Chief Scientific Officer
- Eiry W. Roberts, M.D., Chief Medical Officer

Executive Summary

Business Overview

Neurocrine Biosciences is a neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs, but few options. We are dedicated to discovering and developing life-changing treatments for patients with under-addressed neurological, neuroendocrine, and neuropsychiatric disorders. The Company's diverse portfolio includes U.S. Food and Drug Administration ("FDA") approved treatments for tardive dyskinesia, chorea associated with Huntington's disease, adrenal insufficiency, endometriosis and uterine fibroids in collaboration with AbbVie Inc. ("AbbVie"), a European Medicines Agency approved treatment for classic congenital adrenal hyperplasia ("CAH") and a diversified portfolio of advanced clinical-stage programs in multiple therapeutic areas. For three decades, we have applied our unique insight into neuroscience and the interconnections between brain and body systems to treat complex conditions. We relentlessly pursue medicines to ease the burden of debilitating diseases and disorders.

We launched INGREZZA® (valbenazine) in the U.S. as the first FDA-approved drug for the treatment of tardive dyskinesia in May 2017 and for the treatment of adults with chorea associated with Huntington's disease in August 2023. INGREZZA net product sales totaled over $1.8 billion for 2023 and accounted for approximately 99% of our total net product sales for 2023.

In addition to our marketed products:

- We have a robust pipeline including multiple compounds in mid- to late-phase clinical development across our core therapeutic areas. Our diverse portfolio features novel mechanisms to treat intractable diseases focused on neurology, neuroendocrinology and neuropsychiatry.

- Our partner Mitsubishi Tanabe Pharma Corporation ("MTPC") launched DYSVAL® (valbenazine) in Japan for the treatment of tardive dyskinesia in June 2022 and subsequently in other select Asian markets, where it is marketed as REMLEAS® (valbenazine). We receive royalties at tiered percentage rates on MTPC net sales of valbenazine.

- Our partner AbbVie launched ORILISSA® (elagolix tablets) in the U.S. for the treatment of moderate to severe pain associated with endometriosis in August 2018 and ORIAHNN® (elagolix, estradiol and norethindrone acetate capsules and elagolix capsules) in the U.S. for the treatment of heavy menstrual bleeding due to uterine fibroids in June 2020. We receive royalties at tiered percentage rates on AbbVie net sales of elagolix.

2023 Corporate Performance Highlights

We delivered a strong performance in 2023, as demonstrated by the following achievements and developments:

- INGREZZA net product sales for 2023 increased 28.6% year-over-year to over $1.8 billion, reflecting higher prescription demand and increased commercial activities, including continued investment in our branded direct-to-consumer INGREZZA advertising campaign and benefit from the expansion of our sales force completed in April 2022.

- In the third quarter of 2023, the FDA approved INGREZZA for the treatment of adults with chorea associated with Huntington's disease.

- Announced positive top-line data from the Phase 3 clinical studies of crinecerfont in adults and pediatrics with CAH. Crinecerfont subsequently received Breakthrough Therapy designation from the FDA for the treatment of CAH. Data from the Phase 3 studies will support a New Drug Application ("NDA") submission to the FDA in the second quarter of 2024.

- In the fourth quarter of 2023, we announced that all patent litigation brought by Neurocrine Biosciences against the companies that filed an Abbreviated New Drug Application ("ANDA") to the FDA seeking approval to market generic versions of INGREZZA prior to the expiration of the Orange Book-listed patents have been resolved. Pursuant to the terms of the respective settlement agreements, such companies have the right to sell generic versions of INGREZZA in the U.S. beginning March 1, 2038, or earlier under certain circumstances.

- Expanded strategic partnership with Voyager Therapeutics Inc. ("Voyager") to advance multiple gene therapy programs, each enabled by Voyager's next-generation TRACER™ capsids, for the treatment of neurological diseases.

- In the third quarter of 2023, we announced the FDA accepted the NDA for INGREZZA oral granules, a new sprinkle formulation of INGREZZA capsules for oral administration. The agency set a Prescription Drug User Fee Act target action date of April 30, 2024.

2023 Compensation Program Highlights

Consistent with our goal of attracting, motivating and retaining a high-caliber executive team, our executive officer compensation program is designed to pay for performance. A summary of key compensation decisions and compensation related outcomes aligned with this philosophy are highlighted below for 2023.

- *Pay for Performance / At-Risk Pay* - Our executive compensation program is designed so that a significant portion of pay is variable or "at risk" and the realized value of compensation is linked with Company performance and value delivered to stockholders. For 2023, the percentage of pay that is "at risk" for our CEO and NEOs is approximately 80% and 73%, respectively, helping us align pay with performance (refer to "Pay for Performance / At-Risk Pay" below).

- *Base Salary Adjustments* - Salary increases for 2023 were generally due to Company performance in 2022 and maintaining competitive market positioning relative to market data. Merit based increases for NEOs ranging from 4.5% – 11.0% were approved for 2023.

- *Annual Cash Incentives* - Our annual cash award opportunity is based on corporate performance compared to pre-established corporate goals and the individual performance of each executive officer. Corporate goals are selected to directly align with our specific strategic goals that we believe will create long-term stockholder value. For 2023, we achieved our corporate goals at an overall level of 110% and we paid an annual cash incentive award to our CEO at 110% of target and to our other NEOs at 110% - 121% of target.

- *Long-Term Equity Awards: Equity Mix* - A significant portion of our CEO's and other NEO's compensation is delivered in the form of long-term equity awards comprised of a mix of stock options, performance-based restricted stock units ("PRSUs") and restricted stock units ("RSUs"). For our CEO, the aggregate grant date fair value of long-term equity awards granted in 2023 consisted of approximately 50% stock options, 35% PRSUs and 15% RSUs. For NEOs other than our CEO, the aggregate grant date fair value of long-term equity awards granted in 2023 consisted of approximately 55-65% stock options, 15-25% PRSUs and 15-20% RSUs.

- *PRSU Payouts Linked to Performance* - The performance conditions for PRSUs granted to our NEOs in 2021 with a performance period ending in March 2023 were not achieved and no portion of these PRSUs vested. The Compensation Committee did not take any actions to mitigate the negative impact on payouts for these awards consistent with our pay for performance philosophy.

Committee Actions in Connection with Say-on-Pay Vote

The Compensation Committee of the Board of Directors (the "Committee") is committed to ensuring that our executive officer compensation program is effective and aligned with our stockholders' interests and concerns. Accordingly, critical components of our Committee's process continue to be (1) reviewing emerging compensation "best practices", with a focus toward companies of similar size, as measured by market capitalization and revenues, (2) soliciting advice from our Committee's independent compensation consultant and (3) listening and responding to feedback from our stockholders via our annual say-on-pay vote and through our stockholder outreach efforts.

We seek a say-on-pay advisory vote from our stockholders regarding our executive officer compensation program on an annual basis. Each year, the Committee considers the results of the advisory vote as it completes its annual review of each pay element and the compensation provided to our NEOs and other executive officers.

2023 Say-on-Pay Voting Results



In 2023, we received approximately 93% of votes cast in support of our 2023 executive officer compensation program.

Over the last ten years, we have received 97% (on average) of votes cast in support of our executive compensation programs. Given the significant level of stockholder support, the Committee concluded that:

✓ executive officer compensation program continues to align executive officer pay with stockholder interests;

✓ our executive officer compensation program provides competitive pay that encourages retention and effectively incentivizes performance of talented NEOs and executive officers;

✓ no significant changes to the structure of our programs are necessary; and

✓ the Committee will continue to consider the outcome of our say-on-pay votes and our stockholders' views when making future compensation decisions for the NEOs and executive officers.

During 2023, we continued our stockholder engagement efforts in order to solicit feedback on a variety of topics, including sustainability and executive compensation practices. We contacted a number of our largest stockholders and spoke with all stockholders that wanted to provide us with feedback. Specifically, we reached out to 21 of our largest stockholders (representing approximately 53% of the outstanding shares of our common stock) and met with stockholders representing approximately 13% of the outstanding shares of our common stock. While the engagements are primarily conducted by management, Board members (including Compensation Committee members) are also available to participate, when appropriate. Overall, stockholders have expressed strong support for our sustainability and executive compensation practices. We are pleased with our say-on-pay advisory vote results and stockholder feedback, and we will continue to engage with our stockholders to ensure alignment between our executive officer compensation program and our stockholders' interests.

Pay for Performance / At-Risk Pay

Our executive officer compensation program is designed to reward achievement of the specific strategic goals that we believe will advance our business strategy and create long-term value for our stockholders. Consistent with our goal of attracting, motivating and retaining a high-caliber executive team, our executive officer compensation program is designed to pay for performance. We utilize compensation elements that meaningfully align our NEOs' interests with those of our stockholders to create long-term value. As such, a significant portion of our Chief Executive Officer's and other executive officers' compensation is "at-risk," performance-based compensation, in the form of long-term equity awards that have performance-based vesting criteria or have value directly dependent on the Company's stock price (or in the case of stock options, only if the Company's stock price increases), and annual cash incentives that are only earned if we achieve pre-established corporate goals.

With respect to long-term equity awards, the Committee annually considers the appropriate mix of equity awards. The Committee believes that combining performance-based vesting equity awards with time-based vesting equity awards appropriately promotes a focus on delivering sustainable long-term value to our stockholders, while also supporting the long-term retention of our executive officers.

The graphics below illustrate the primary elements of our Chief Executive Officer's compensation mix for 2023 and the aggregate compensation mix for 2023 for the other NEOs as a group. The percentages in the chart below reflect the actual base salary earned, cash incentives paid, and the grant date fair value of equity awards granted, in each case as reported in our 2023 Summary Compensation Table.



Our Compensation Practices

Below are key elements of our executive officer compensation program, as well as problematic pay practices that we avoid:

 **WHAT WE DO**

- ✓ Heavily weight our executive officer compensation toward "at risk," performance-based compensation
- ✓ Balance short-term and long-term incentive compensation
- ✓ Use multi-year vesting for all executive officer equity awards
- ✓ Grant performance-based equity awards annually in the form of performance-based restricted stock units ("PRSUs")
- ✓ Have an incentive compensation recoupment or clawback policy
- ✓ Structure our executive officer compensation program to minimize inappropriate risk-taking and encourage appropriate risk-taking
- ✓ Cap annual cash incentives at a maximum payout amount
- ✓ Select peer companies that we compete with for executive officer talent, have a similar business and are of similar size as us, and review their pay practices
- ✓ Solicit advice from the Committee's independent compensation consultant
- ✓ Have meaningful equity ownership guidelines for executive officers and the Board of Directors
- ✓ Hold annual say-on-pay advisory vote

 **WHAT WE DON'T DO**

- × Provide guaranteed bonuses or base salary increases
- × Allow for the repricing of stock options without stockholder approval
- × Pay dividends or dividend equivalents on unearned shares
- × Permit hedging or other forms of speculative transactions by employees or directors
- × Permit pledging by employees or directors
- × Provide single-trigger change in control benefits
- × Include gross-ups in executive employment agreements or change-in-control arrangements (excluding the Chief Executive Officer's employment agreement, which was last amended in 2007)
- × Provide excessive perquisites to our executive officers
- × Provide retirement or pension benefits to our executive officers that are not available to employees generally

Role of the Compensation Committee

As discussed in greater detail below, the Committee takes into consideration a peer group, survey data and advice from an independent compensation consultant when setting the compensation philosophy and compensation structure for the Company. The Committee's complete roles and responsibilities are set forth in a written charter, which was adopted by the Board of Directors and is available at *http://www.neurocrine.com/investors/corporate-governance/*. Some of the significant roles and responsibilities of the Committee include reviewing, revising, and approving:

- the compensation philosophy of the Company;
- the corporate goals and objectives relating to the compensation of the Company's employees, including executive officers, and evaluating the performance of the Company, and its executive officers, in light of these corporate goals and objectives;
- compensation for all executive officers, including perquisite benefits, if any;
- all promotions to executive officer positions and the hiring of all new executive officers, including employment agreements;
- recommendations to the full Board of Directors regarding all director compensation by taking into consideration peer group data and advice from an independent compensation consultant;
- guidelines for salaries, merit salary increases, cash incentive payments, stock-based grants and performance-based stock grants for all non-executive officer employees of the Company;
- equity and incentive plans, including amendments or modifications to such equity and incentive plans;
- equity ownership guidelines for executive officers and directors;
- the Compensation Discussion and Analysis for inclusion in any of the Company's annual reports on Form 10-K, registration statements, proxy statements or information statements; and
- the Committee report on executive compensation to be included in the Company's annual proxy statement in accordance with applicable SEC rules and regulations.

In addition, the Committee also has the following oversight responsibilities:

- overseeing the development, implementation and effectiveness of the Company's policies and strategies with respect to human capital and talent management, including diversity and inclusion initiatives;
- administering the Company's equity and incentive plans and employee benefit plans;
- overseeing the implementation of clawback policies allowing the Company to recoup certain compensation paid to employees;
- reviewing and taking into consideration stockholder feedback regarding compensation matters, including our annual say-on-pay vote;
- retaining independent compensation consultants and advisors when appropriate to advise the Committee on compensation policies and plans; and
- complying with requirements established by the SEC, assessing the risks arising from the Company's compensation policies and taking any actions required as a result thereof.

Compensation Philosophy

We believe that in order to create value for our stockholders, it is critical to attract, motivate and retain key executive officer talent by providing competitive compensation packages. Accordingly, we design our executive officer compensation program to:

ATTRACT, DEVELOP & RETAIN	MOTIVATE & REWARD	MAXIMIZE
executive officers with the skills and expertise to execute our business plans within the highly competitive life sciences industry	executives fairly over time for actions consistent with creating long-term stockholder value	stockholder value via an appropriate blend of short-term and long-term incentives

Our compensation philosophy for executive officers provides that cash compensation should be structured such that at least one-third of each executive officer's target total cash compensation, consisting of base salary and target cash incentives, is at risk and dependent upon the Company's achievement of specific corporate goals that drive stockholder value. Starting in 2020, 50% of our Chief Executive Officer's target total cash compensation is at risk under our annual cash incentive plan. Long-term equity compensation for executive officers is generally a combination of performance-based and time-based vesting equity awards, and it is designed to motivate executive officers to increase long-term stockholder value and to reward and retain key employees.

Overall Compensation Determination Process

The implementation of the compensation philosophy is carried out under the supervision of the Committee. The Committee uses the services of an independent compensation consultant who is retained by, and reports directly to, the Committee. Management, under guidelines and procedures approved by the Committee, determines the compensation of our non-executive officer employees.

In the early part of each year, the Committee deliberates and makes decisions regarding the base salary, target cash incentives and long-term equity award components of compensation to be awarded to our executive officers, including our Chief Executive Officer, for the new fiscal year, as well as performance-based compensation payouts for the prior fiscal year. In setting compensation for our other NEOs, the Committee solicits the input of our Chief Executive Officer, who recommends to the Committee the base salary, target cash incentives and long-term equity award components of compensation to be awarded to our NEOs for the new fiscal year, as well as performance-based compensation payouts for the prior fiscal year. The Committee remains solely responsible for making the final decisions on compensation for all of our NEOs. Our NEOs, including our Chief Executive Officer, are not present during discussions of their respective compensation packages nor do they participate in approving any portion of their own or other NEO compensation packages.

The Committee considers a variety of factors, as described below, which may vary from year to year, to set the compensation of our NEOs at levels that the Committee considers to be competitive and appropriate for each NEO, using the Committee's professional experience and judgment:

- ✓ Company performance
- ✓ Market data from the independent compensation consultant
- ✓ Individual performance
- ✓ Retention risk
- ✓ Independent compensation consultant recommendations
- ✓ Chief Executive Officer's recommendations (other than for himself), based on direct knowledge of NEO performance and his extensive industry experience
- ✓ Internal pay equity among individuals and positions
- ✓ Criticality and scope of job function
- ✓ Total targeted and historical compensation
- ✓ Any other factors the Committee determines appropriate

In addition, during the first quarter of the year, Company-wide performance goals for the then current year are finalized by the Committee and the Board of Directors, and progress toward these goals is reviewed at meetings throughout the year. Later in the year, the Committee reviews the Company's compensation philosophy, policies and procedures. Committee meetings in the fourth quarter of the year generally focus on Company goal achievement, selection of the peer group for the following year and executive officer performance.

Compensation Consultant

The Committee uses the services of an independent compensation consultant who is retained by, and reports directly to, the Committee to provide the Committee with an additional external perspective with respect to its evaluation of relevant market and industry practices. In the summer of 2022, the Committee engaged the services of Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant to assist the Committee with evaluating our executive and director compensation programs and to make recommendations for our 2023 compensation programs, including updating the Committee on new developments in areas that fall within the Committee's oversight. FW Cook serves solely at the pleasure of the Committee and their fees are approved by the Committee. FW Cook conducted analyses and provided advice on, among other things, the appropriate peer group, executive officer compensation and compensation trends in the life sciences industry.

In weighing its recommendations for executive officer compensation for 2023, the Committee directed FW Cook to advise the Committee on both best practices and peer practices when designing and modifying our executive officer compensation program in order to achieve our objectives. As part of its duties, FW Cook provided the Committee with the following services with respect to 2023 compensation decisions:

- carried out a comprehensive review of our peer group for use in making 2023 executive officer compensation decisions;
- provided compensation data for the peer group and relevant executive officer pay survey data and an analysis of the compensation of the Company's executive officers as compared to this market data;
- provided a competitive assessment of, and comparison to, incentive design and executive officer pay program structure based on peer group data;
- conducted a comprehensive pay for performance assessment;
- provided recommendations regarding the annual cash incentive and long-term equity incentive program design for 2023;
- assisted the Committee with the design of 2023 pay programs consistent with the Company's business strategy and pay philosophy;
- provided background information and data for 2023 adjustments to the Company's executive officer compensation program consistent with good governance practices and the Company's objectives; and
- prepared an analysis of the Board of Directors' 2023 compensation program.

The Committee annually assesses whether the work of its compensation consultant has raised any conflict of interest, taking into consideration the following factors: (i) the provision of other services, if any, to the Company by the compensation consultant; (ii) the amount of fees the Company paid to the compensation consultant as a percentage of the firm's total revenue; (iii) the compensation consultant's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the compensation consultant or the individual compensation advisors employed by the firm with an executive officer of the Company; (v) any business or personal relationship of the individual compensation advisors with any member of the Committee; and (vi) any stock of the Company owned by the compensation consultant or the individual compensation advisors employed by the firm. The Committee has determined, based on its analysis of the above factors, that there was no conflict of interest with respect to FW Cook providing services to the Committee.

Competitive Assessment of Compensation—Peer Group and Market Data

2023 Peer Group. In September 2022, when developing a proposed list of our peer group companies to be used in connection with making compensation decisions for 2023, FW Cook selected primarily recently commercial biopharmaceutical companies or late-stage high valuation pre-commercial companies with revenues generally between $200 million and $2.5 billion, market capitalization generally between $2.6 billion and $26.4 billion and employee headcount generally under 3,000, which FW Cook recommended as a reasonable range in relation to our then-current revenue, market capitalization and headcount.

Based on these criteria, FW Cook recommended, and our Committee approved, the following peer group for 2023:

ACADIA Pharmaceuticals, Inc.	Alkermes plc	Alnylam Pharmaceuticals, Inc.
BeiGene, Ltd.	Biohaven Ltd.	BioMarin Pharmaceuticals, Inc.
Exelixis, Inc.	Horizon Therapeutics plc	Incyte Corporation
Ionis Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	Mirati Therapeutics, Inc.
Sarepta Therapeutics, Inc.	Seagen Inc.	Ultragenyx Pharmaceutical Inc
United Therapeutics Corporation		

The 2023 peer group reflects the following changes from our 2022 peer group: (i) the removal of Alexion Pharmaceuticals, Inc., due to its acquisition by AstraZeneca, and (ii) the removal of Nektar Therapeutics, as its market cap and revenue fell below the targeted range. At the time of approval of our 2023 peer group, our Company was approximately in the 55th percentile of the peer group for market capitalization and for revenue.

2023 Market Data. In late 2022, FW Cook completed an assessment of executive officer compensation based on the 2023 peer group to inform the Committee's determinations of executive officer compensation for 2023. The data for this assessment was compiled from multiple sources, including: (i) the 2023 peer group companies' publicly disclosed information, or public peer data; and (ii) survey data from the Radford Global Compensation Database for peer companies and biotechnology and pharmaceutical companies that had annual revenue between $500 million and $3.0 billion. The components of this data were based on the availability of sufficient comparative data for an executive officer's position. The public peer data and survey data, collectively referred to in this Proxy Statement together as market data, were reviewed by the Committee, with the assistance of FW Cook, and used as one reference point, in addition to other factors, in setting our executive officers' compensation for 2023.

Use of 2023 Market Data. The Committee generally reviews target total direct compensation, comprising both target cash compensation and equity compensation, against the market data described above primarily to ensure that our executive officer compensation program as a whole is positioned competitively to attract and retain the highest caliber executive officers and that the total direct compensation opportunity for the executive officer group is aligned with our corporate objectives and strategic needs. The Committee does not have a specific target compensation level for the NEOs; rather, the Committee reviews a range of market data reference points with respect to target total direct compensation, target total cash compensation (including both base salary and the target annual cash incentive) and equity compensation (valued based on an approximation of grant date fair value). In making compensation determinations, the Committee considers the market data, along with the other factors described above under "Overall Compensation Determination Process."

Components of Executive Compensation

The Committee considers each executive officer's performance, contributions to Company goals, responsibilities, experience, qualifications, and where in the competitive range the executive officer's compensation compares to the Company's peer group when determining the appropriate compensation for each executive officer. The Committee considers each component of compensation independently and each component in the context of each executive officer's total compensation. Compensation for our NEOs currently consists of three key elements that are designed to reward performance in a simple and straightforward manner: base salaries, annual performance-based cash incentives and long-term equity awards, which generally include restricted stock units ("RSUs"), and stock options, which both vest based on continued service over time, and PRSUs, which vest upon achievement of key corporate goals that we believe will create stockholder value. The table below summarizes the purpose and key characteristics of each Compensation Element, with those associated with at-risk pay shown in pink font.

Compensation Element	Purpose of This Element	Key Characteristics
Base Salary	Designed to compensate competitively at levels necessary to attract and retain qualified executive officers in the life sciences industry; generally based on the scope of each executive officer's responsibilities, as well as his/her qualifications, breadth of experience, performance record and depth of applicable functional expertise; established and adjusted to be appropriate as compared to the applicable market data, enabling the Company to attract, motivate, reward and retain highly skilled executive officers; gives executive officers a degree of certainty in light of having a majority of their compensation at risk.	Fixed cash compensation where year-to-year adjustments to each executive officer's base salary are based upon sustained superior performance, changes in the general level of base salaries of persons in comparable positions within our industry, and any average merit salary increase for such year for all employees of the Company established by the Committee, as well as other factors the Committee judges to be pertinent during an assessment period. In making base salary decisions, the Committee exercises its judgment to determine the appropriate weight to be given to each of these factors. Although adjustments may also be made during the year for special circumstances, no mid-year adjustments have been made in the past five years.
Annual Cash Incentives	Motivates executive officers to achieve our short-term strategic plan and milestones that are designed to drive long-term growth and performance while providing flexibility to respond to opportunities and changing market conditions.	Annual cash award opportunity based on corporate performance compared to pre-established corporate goals with pre-established target and maximum payout opportunities for each executive officer. The cash incentive program, including corporate goals and target payouts, are reviewed and approved by the Committee annually and may include individual performance targets for each executive officer. The corporate goals are prepared in an interactive process between management and the Committee based on the Company's business plan and budget for the year. Cash incentive payments are linked to the attainment of overall corporate goals and the individual performance of each executive officer, or other factors the Committee determines appropriate.
Long-Term Equity Incentives (RSUs)	Motivates executive officers to achieve our business objectives by tying compensation to the performance of our common stock over the long term; creates an ownership culture; motivates our executive officers to remain with the Company by mitigating swings in incentive values during periods when market volatility impacts our stock price; directly motivates an executive officer to maximize long-term stockholder value and serve as an effective tool for incentivizing and retaining those executive officers who are most responsible for influencing stockholder value.	RSUs generally vest on an annual basis, ratably over four years subject to executive officer's continued service; the ultimate value realized varies with our common stock price.
Long-Term Equity Incentives (Stock Options)	Motivates executive officers to achieve our business objectives by tying incentives to the appreciation of our common stock over the long-term and creates an ownership culture.	Stock options with an exercise price equal to the fair market value on the date of grant generally vest monthly over four years subject to executive officer's continued service; the ultimate realizable value, if any, depends on the appreciation of our common stock price from the date of grant. The Committee views stock options as performance-based compensation, as stock options provide a return to our executive officers only if the market price of our common shares appreciates over the stock option term.
Long-Term Equity Incentives (PRSUs)	Creates a strong link to the Company's long-term performance, creates an ownership culture and closely aligns the interests of our executive officers with those of our stockholders because the value that the grants deliver is directly dependent on attainment of performance metrics and our stock price.	PRSUs only vest upon achievement of objectively measurable performance metrics tied to our business strategy that focus executive officers on achieving these long-term Company performance metrics and increasing stockholder value.

Other Compensation	Provides benefits that promote employee health and welfare, which assists in attracting and retaining our executive officers; certain additional benefits reflect market standards and are reasonable and necessary to attract and/or retain each of our executive officers and allow the executive officers to realize the full benefit of the other elements of compensation we provide.	Executive officers are eligible to participate in the Company's employee benefit plans on the same terms as all other full-time employees. These plans include medical, dental and life insurance and eligibility to participate in the Company's employee stock purchase plan. Additional benefits include disability insurance premiums, an annual physical examination and financial planning services. The terms of the Company's 401(k) Savings Plan (the "401(k) Plan") provide for executive officer and broad-based employee participation on the same general terms. Under the 401(k) Plan, all Company employees are eligible to receive basic matching contributions from the Company that vest annually over three years from date of hire.
Severance and Change in Control Benefits	Serves our retention objectives by helping our executive officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company.	Provides protection in the event of a termination of employment under specified circumstances, including following a change in control of the Company as described below under "Potential Payments Upon Termination or Change-in-Control." Compensation components for executive officers in the event of a termination by the Company without cause or termination by the executive officer due to constructive termination within six months after the consummation of a change in control include payments for annual base salary, a cash compensation payment, cash compensation for the value of all outstanding stock awards, limited Company-paid health insurance benefits, and any accrued vacation and any accrued benefits under any plans of the Company in which the executive officer is a participant. Eligibility for these benefits requires a signed release agreement by the executive officer. Pursuant to his employment agreement, which was last amended in 2007, our Chief Executive Officer is entitled to tax gross-ups in the event of certain levels of payments he may receive upon a change in control. We have not entered into any new change in control gross-ups for executive officers since 2007, nor does the Company intend to enter into any new agreements containing such gross-ups. Accordingly, Dr. Gorman is the only NEO entitled to such tax gross-ups.

2023 Named Executive Officer Compensation Decisions

2023 Base Salaries

In February 2023, our Committee approved the 2023 base salaries for the NEOs as set forth in the table below. In making these 2023 decisions, the Committee considered the Company's performance in 2022, market data for each individual NEO's position, as well as the individual's historical salary levels, our then-current budget for employee salary adjustments, anticipated role and responsibilities for the coming year, along with the other factors described under "Overall Compensation Determination Process" set forth above. Specifically, the Committee determined that the increases reflected in the table below were appropriate due to (i) the Company's performance in 2022, (ii) maintaining competitive positioning relative to the market data, (iii) retention of our NEOs and (iv) our NEOs' experience, job criticality and performance.

Named Executive Officer	2023 Base Salary	% Change from 2022 Base Salary
Kevin C. Gorman, Ph.D., Chief Executive Officer	$946,000	10.0%
Matthew C. Abernethy, Chief Financial Officer	$646,061	4.5%
Kyle W. Gano, Ph.D., Chief Business Development & Strategy Officer	$602,912	9.5%
Jude Onyia, Ph.D., Chief Scientific Officer	$638,250	11.0%
Eiry W. Roberts, M.D., Chief Medical Officer	$660,348	4.5%

2023 Annual Cash Incentives

In February 2023, the Committee approved the 2023 target bonus opportunities as a percentage of base salary for the NEOs as set forth in the table below. After considering market data for each NEO's position, no changes were made to the target bonus opportunities of our NEOs.

Executive Officer	2023 Target Bonus (% of Base Salary)
Chief Executive Officer	100%
All Other Executive Officers	50%

In March 2023, the Committee approved the corporate goals for our 2023 annual cash incentive plan. The most significant and impactful goals and achievements are summarized in the table below. Our corporate goals are directly aligned with our specific strategic goals that we believe will create long-term stockholder value, including achieving a net revenue target from sales of INGREZZA, ensuring commercial readiness for the launch of INGREZZA for the treatment of chorea associated with Huntington's disease, scaling pre-launch commercial infrastructure for crinecerfont to treat CAH, advancing and expanding our clinical pipeline, and achieving certain other corporate and financial goals. The Committee did not assign specific relative weightings to the corporate goals for 2023 in order to enable a holistic assessment of complementary goals that collectively reflect achievement of our 2023 performance objectives and build the foundation for long-term success. The maximum bonus payout for each NEO was capped at 150% of their target bonus opportunity.

During meetings conducted throughout the year and culminating in February 2024, the Committee engaged in a robust dialogue with management, the Board Chair and other Board members (including at Board meetings), and its independent compensation consultant to evaluate the accomplishments and performance of the Company relative to the 2023 corporate goals. The Committee discussed the relative importance of each of these goals and ultimately determined that the following goals were the most impactful to the creation of long-term stockholder value: (i) the INGREZZA net sales goal; (ii) the advancement of our clinical pipeline, including positive top-line results in two phase 3 studies of crinecerfont in adults and pediatrics for the treatment of CAH; and (iii) a positive resolution of all patent litigation brought by us against the companies that filed ANDAs seeking approval to market generic versions of INGREZZA. The Committee further determined that the Company achieved the high-end of the range for INGREZZA net sales goal, over achieved the most critical goals associated with the advancement of the Company's clinical pipeline, overachieved with respect to the resolution of all patent litigation brought by us against the companies seeking approval to market generic versions of INGREZZA, and partially achieved other important goals. After these discussions, the Committee determined our 2023 corporate goal achievement at 110%.

Business Area / Initiative	Target	Achievements / Relevant Developments	Overall Achievement
Commercial Activities	Achieve INGREZZA net sales in 2023 between $1.70B and $1.84B	Achieved INGREZZA net sales of $1.84B	**Achieved High End of Range**
	Prepare for launch of INGREZZA for chorea associated with Huntington's disease	Completed launch-ready activities	**Achieved**
	Stage-appropriate crinecerfont launch readiness	Completed foundational activities and build-out of initial commercial team	**Achieved**
Advance and Expand Clinical Pipeline	**sNDA Approval:** Obtain FDA approval of sNDA for valbenazine for treatment of chorea associated with Huntington disease	Obtained FDA approval in August 2023	**Achieved**
	Phase 2 and Phase 3 Clinical Pipeline: • Report topline data in two Phase 3 studies in CAH (adults and pediatrics) • Achieve enrollment targets in all studies • Report top-line data on two Phase 2 studies	• Reported positive top-line data from the Phase 3 clinical studies of crinecerfont in adults and pediatrics with CAH • Met enrollment targets in most studies • Reported top-line data on one Phase 2 study	**Over Achieved in Part***
	Phase 1 Studies: Complete IND/CTA submission for 4 new chemical entities	IND/CTA submissions completed for five new chemical entities.	**Over Achieved**
	Development: Identify 3 new development candidates, including one biologic	Identified two new development candidates	**Achieved in Part**
Financial/Operational	• Meet annual budget for non-GAAP operating expense by year-end • Retire convertible notes due May 2024	• Met annual budget for non-GAAP operating expense by year-end • Company made strategic decision in 2023 not to retire the convertible notes. As of December 31, 2023, $170.4 million aggregate principal amount of the convertible notes remained outstanding	**Achieved in Part**
General Business and People	• Maintain or improve sustainability ratings • Continue to maintain company culture of integrity, ethics and compliance	• Improved overall sustainability ratings over prior year • Enhanced compliance training and related communication	**Achieved**
Legal	Manage litigation matters to a positive outcome	Successfully resolved all patent litigation brought by us against the companies seeking approval to market generic versions of INGREZZA	**Over Achieved**

	Overall Achievement:	**110%**

* Although the enrollment goals associated with the Phase 2 and Phase 3 Clinical Pipeline were partially achieved, the Committee considered the reporting of top-line data in two Phase 3 studies in CAH to be the most impactful to the Company and the long-term benefit of stockholders and this specific goal was deemed to be "Over Achieved".

Notwithstanding the Committee's determination of our 2023 corporate goal achievement at 110%, the Committee had discretion to eliminate any NEO's bonus or to reduce or increase the amount of any NEO's bonus payout amount. However, our CEO's bonus payment cannot be increased above the corporate goal achievement level for the Company. In February 2024, the Committee determined whether to exercise its discretion to increase or decrease the bonus payout amount for each NEO after considering their individual performance contributing to achievement of our corporate goals. Following such review, Dr. Roberts was awarded an increased bonus payout amount in recognition of her success in advancing and expanding our clinical development programs, including the generation of positive top-line data from the Phase 3 clinical studies of crinecerfont in adults and pediatrics with CAH.

After making these determinations, the Committee approved the bonus payout amounts set forth in the table below.

Named Executive Officer	2023 Target Bonus		2023 Actual Bonus Paid	
	% of Base Salary	$	% of Target Bonus	$
Kevin C. Gorman, Ph.D.	100%	$946,000	110%	$1,040,600
Matthew C. Abernethy	50%	$323,030	110%	$355,335
Kyle W. Gano, Ph.D.	50%	$301,456	110%	$331,602
Jude Onyia, Ph.D.	50%	$319,125	110%	$351,038
Eiry W. Roberts, M.D.	50%	$330,174	121%	$399,511

2023 Long-Term Equity Awards

2023 Equity Award Mix. In 2023, the Committee granted long-term equity awards to our NEOs in the form of stock options, RSUs and PRSUs after determining that these three types of equity awards continued to provide the appropriate balance of long-term and performance-based incentives for our executive officers. The Committee generally maintained the overall value of the equity awards provided to the NEOs, with the exception of Dr. Gorman, and continued to place emphasis on performance-based incentives that align our NEOs' financial interests with those of our stockholders. For Dr. Gorman, the Committee altered the mix of equity awards in 2023 to slightly decrease the amount of RSUs and PRSUs and increase the amount of stock options to further tie incentive compensation to the appreciation of our common stock and long-term stockholder value creation. For Dr. Gorman, the Committee allocated approximately 50% of the aggregate value of Dr. Gorman's long-term equity awards in the form of stock options, 35% of such value in the form of PRSUs and approximately 15% of such value in the form of RSUs. The 35% allocation of Dr. Gorman's long-term equity awards to PRSUs is consistent with other companies in the Company's peer group. For the NEOs, other than Dr. Gorman, the Committee decided to generally allocate approximately 55-65% of the aggregate value of each NEO's long-term equity awards in the form of stock options, 15-25% of such value in the form of PRSUs and 15-20% of such value in the form of RSUs, primarily based on each NEO's expected impact on the achievement of the performance metrics underlying the PRSUs.

Size of 2023 Equity Awards. In determining the size of the total equity compensation opportunity in 2023, the Committee:

- aimed to have the aggregate target award value result in target total direct compensation at a level that is competitive in the marketplaces in which we compete;
- focused a larger portion of total direct compensation in the form of long-term performance equity awards which only vest upon achievement of the specific, objective criteria described below, which if achieved, the Committee believes will drive long-term differentiated value relative to our peers and maximize long-term stockholder value; and
- considered the recommendations of Dr. Gorman for the other NEOs.

The following table summarizes the annual 2023 long-term equity awards for the NEOs:

Named Executive Officer	Stock Options		RSUs		PRSUs		Total ($*)
	$*	# of Shares	$*	# of Shares	$*	# of Shares (Target)	
Kevin C. Gorman, Ph.D.	$ 6,678,750	133,656	$ 2,226,250	21,506	$ 4,795,000	50,979	$13,700,000
Matthew C. Abernethy	$ 3,187,500	63,789	$ 1,062,500	10,264	$ 750,000	7,974	$5,000,000
Kyle W. Gano, Ph.D.	$ 3,187,500	63,789	$ 1,062,500	10,264	$ 750,000	7,974	$5,000,000
Jude Onyia, Ph.D.	$ 3,375,000	67,541	$ 1,125,000	10,868	$ 1,500,000	15,948	$6,000,000
Eiry W. Roberts, M.D.	$ 2,625,000	52,532	$ 875,000	8,453	$ 1,250,000	13,290	$4,750,000

* Represents the target grant date fair value of the awards approved by the Compensation. The Committee approved the PRSU award values in February 2023, but the PRSUs were granted in May 2023 following Committee approval of performance metrics and vesting requirements for these awards. See the Summary Compensation Table and the Grants of Plan-Based Awards Table included in this Proxy Statement for the actual grant date fair value of such awards.

2023 Equity Award Vesting Criteria. The Committee determined that the 2023 equity grants vest as follows: (i) the stock options vest in equal monthly installments over a four-year period; (ii) the RSUs vest in equal annual installments over a four-year period; and (iii) the PRSUs vest on the date, or dates, that the Committee determines achievement of two underlying performance metrics, each of which must occur by the end of a three-year performance period ending on December 31, 2025. The metrics underlying the PRSUs target certain regulatory milestones and the advancement of certain clinical programs, including advancing our late-stage clinical pipeline, that we believe will drive stockholder value within the three-year performance period ending on December 31, 2025. The actual number of earned units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target, upside, and maximum levels specified in the Grants of Plan-Based Awards During the Fiscal Year Ended December 31, 2023 table. The Committee set the specific performance targets underlying each performance metric at challenging levels that the Committee determined would require substantial effort to be achieved. We believe disclosing the specific performance targets while the performance period is ongoing could cause competitive harm, as providing this information could provide competitors with insights in our strategy and clinical development programs that would be harmful to us. However, we will disclose the specific performance targets in 2026 following the Committee's determination of performance and certification.

Prior Year PRSUs Performance

2021 PRSUs. In February 2021, the Company granted PRSUs to the NEOs, except for Dr. Onyia who received his PRSU grant in November 2021 in connection with his new hire employment package, with a performance condition based on the Company's achievement of certain clinical and regulatory outcomes for both adult and adolescent studies of crinecerfont for the treatment of CAH within the 27-month performance period commencing on January 1, 2021 and ending on March 31, 2023 (the "2021 PRSUs"). The Committee believed achievement of this performance metric would substantially increase stockholder value. The specific performance conditions underlying the 2021 PRSUs, as well as payout levels at minimum, target, and maximum achievement are set forth in the following table:

Achievement Level	Performance Condition	Payout Level (as a % of target)
Minimum	Positive Phase 3 data in both adult and adolescent studies of crinecerfont for the treatment of CAH.	CEO & Chief Medical Officer: 75% Other NEOs: 67%
Target	Positive Phase 3 data in both adult and adolescent studies of crinecerfont for the treatment of CAH and submission of an NDA to the FDA for either the adolescent or adult indication.	CEO & Chief Medical Officer: 100% Other NEOs: 100%
Max	Positive Phase 3 data in both adult and adolescent studies of crinecerfont for the treatment of CAH and submission of two NDAs to the FDA, one for each of the adolescent and adult indications.	CEO & Chief Medical Officer: 125% Other NEOs: 133%

Although the Company did announce positive top-line data from the Phase 3 clinical studies of crinecerfont in adults and pediatrics with CAH in 2023, these results were not received prior to the expiration of the 27-month performance period ending on March 31, 2023 for the 2021 PRSUs. Accordingly, the performance conditions of the 2021 PRSUs were not achieved, no portion of the 2021 PRSUs vested, and each of our NEOs forfeited the 2021 PRSUs.

2022 PRSUs. In January 2022, the Company granted PRSUs to the NEOs that vest on the date, or dates, that the Committee determines achievement of two underlying separate performance metrics related to regulatory, clinical and commercial milestones, each within the three-year performance ending on December 31, 2024 (the "2022 PRSUs"). One of the two performance conditions underlying the 2022 PRSUs is based on the Company receiving FDA approval of INGREZZA for the treatment of adults with chorea associated with Huntington's disease (the "INGREZZA HD Metric"). The specific performance condition underlying the INGREZZA HD Metric, as well as payout levels at target and maximum achievement of the INGREZZA HD Metric are set forth in the table below. Assuming a target level of achievement for both the INGREZZA HD Metric and the second performance condition, the relative weight of the INGREZZA HD Metric is 40% of the total 2022 PRSU award. If the Company failed to achieve the INGREZZA HD Metric within the performance period, then no portion of the underlying RSUs associated with the INGREZZA HD Metric would vest.

INGREZZA HD Metric Achievement Level	Performance Condition for INGREZZA HD Metric	Payout Level (as a % of target with respect to the INGREZZA HD Metric)
Target	Company receives FDA approval of INGREZZA for the treatment of adults with chorea associated with Huntington's disease	100%
Max	Company receives FDA approval of INGREZZA for the treatment of adults with chorea associated with Huntington's disease and such approval does not require a black box warning	175%

In August 2023, the Committee certified that the Company had received FDA approval of INGREZZA for the treatment of adults with chorea associated with Huntington's disease and that the INGREZZA HD Metric was achieved at the target performance level. Accordingly, the Committee approved a payout at 100% of each NEO's target amount of RSUs associated with the INGREZZA HD Metric. As of the date of this Proxy Statement, the performance period for the second performance condition for the 2022 PRSUs related to regulatory and commercial milestones is ongoing. We believe disclosing the specific performance target for this second performance condition while the performance period is ongoing could cause competitive harm, as providing this information could provide competitors with insights in our strategy and clinical development programs that would be harmful to us. However, we will disclose the specific performance condition following the Committee's certification of achievement or expiration of the performance period.

Retirement Benefits

The Company's matching contribution to the 401(k) Plan for 2023 was 100% of eligible participant contributions, subject to applicable federal limits. Our NEOs are eligible for these benefits on the same basis as our other employees. The Company made no additional discretionary contributions to the 401(k) Plan in 2023.

Officer Equity Ownership Guidelines

Since 2014, we have maintained equity ownership guidelines for our executive officers. The Committee amended these guidelines in November 2018 to increase the guideline for our Chief Executive Officer from three to six times his base salary. The equity ownership guidelines are designed to further align the interests of the executive officers with those of our stockholders by ensuring that our executive officers have a meaningful financial stake in the Company's long-term success. The equity ownership guidelines establish a minimum equity ownership level by position, with such values determined based on the value of our common stock owned by such persons as of certain measurement dates. When creating our equity ownership guidelines, the Committee adopted the view that the in-the-money value of vested stock options are of equivalent ownership value to the value of such stock options had they been exercised for shares of our common stock. Accordingly, all shares directly or beneficially owned by the executive officer, including the net exercisable value of outstanding vested stock options (where the market price of our common stock exceeds the strike price of such option) are included in determining the value of equity owned under our equity ownership guidelines.

The equity ownership requirements are as follows:

Chief Executive Officer	6 times base salary
All other executive officers	1 times base salary

New executive officers are granted a five-year period to reach the equity ownership requirements set forth in the guidelines and are expected to make annual progress toward the equity ownership requirements during this five-year period. When an executive officer does not meet the equity ownership requirements set forth in the guidelines, he/she is restricted from selling any held shares until such requirements are met. Additionally, should an executive officer who does not meet the equity ownership requirements choose to exercise a stock option or vest in any RSUs, he or she is required to retain all shares acquired through those transactions, aside from any shares necessary to fulfill such transaction related tax obligations, until full compliance with the equity ownership guidelines is attained.

Annual compliance with the equity ownership guidelines is assessed during the first quarter of each year. As of March 25, 2024, each of our executive officers was in compliance with the equity ownership guidelines.

Equity Trading Policies and Procedures

The Company has policies and procedures in place that prohibit direct or indirect participation by employees and directors of the Company in transactions involving trading activities in Company common stock which by their aggressive or speculative nature may give rise to an appearance of impropriety. Such prohibited activities would include the purchase of put or call options, or the writing of such options as well as short sales, hedging transactions such as "cashless" collars, forward sales, equity swaps and other related arrangement which may indirectly involve short-sale and any other transactions designed for profit from short-term movement in the Company's stock price. In addition, no officer, director or employee of the Company may margin, or make any offer to margin, any Company common stock, including without limitation, borrowing against such stock, at any time. Under the policies, a contribution of the Company's securities to an exchange fund not designed to hedge any decrease in the market value of Neurocrine's equity securities is not considered a form of hedging; however, such contribution by an employee or director remains subject to the other provisions of the Company's insider trading policy, including provisions regarding quarterly trading blackout periods and pre-clearance requirements.

To the Company's knowledge, there were no transactions involving hedging, pledging or margining Company common stock during 2023, nor were there any such transactions as of the Record Date.

The Company also requires directors and executive officers to complete all equity related open-market purchase and sale transactions via a 10b5-1 plan. The 10b5-1 plans typically cover, among other transactions, direct sales and purchases of Company stock, as well as same-day-sales related to option exercises and sales of stock for tax payments upon the vesting of RSUs. All 10b5-1 plans are required to have a waiting period from the election date to the date of the first transaction. Additionally, Company policy restricts the executive officers from amending a 10b5-1 trading plan.

Compensation Recoupment Policy

In February 2017, we adopted a clawback policy, which provides that, in the event (i) we are required to prepare an accounting restatement for any fiscal quarter or year due to our material noncompliance with any financial reporting requirement and (ii) it is determined that misconduct contributed to the noncompliance that resulted in the obligation to restate our financial statements, we may take action to recover from any officer whose misconduct contributed to the noncompliance which resulted in the obligation to restate our financial statements, the incentive compensation, including cash and equity, that was paid or vested to such officer during the twelve-month period preceding the restatement obligation (the "Prior Clawback Policy").

The SEC and the Nasdaq recently adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers. In October 2023 and in accordance with these final rules, the Committee approved an Incentive Compensation Recoupment Policy (the "Clawback Policy") that provides for recoupment of certain cash and equity-based incentive compensation paid to current and former executive officers of the Company in the event of an accounting restatement of the Company's financial statements. The Clawback Policy applies to all incentive compensation that is received by a covered officer on or after October 2, 2023 (the "Effective Date"), and replaces and supersedes our Prior Clawback Policy with respect to all incentive compensation that is received by a covered officer on or after the October 2, 2023. The Prior Clawback Policy continues to apply to any incentive compensation that is received by a covered officer prior to the Effective Date. For more information, see the full text of our Clawback Policy, which is filed as an exhibit to our 2023 Annual Report on Form 10-K.

Tax and Accounting Considerations

Internal Revenue Code Section 162(m)

Under Section 162(m) of the Internal Revenue Code ("Section 162(m)"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for certain grandfathered exceptions (including the "performance-based compensation" exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date.

In light of the repeal of the performance-based compensation exemption under Section 162(m), the Committee may authorize compensation that is not deductible if it is determined to be appropriate and in the best interests of the Company and our stockholders.

Accounting Considerations

The Company accounts for equity compensation paid to our employees under the FASB ASC Topic 718, which requires us to estimate and record an expense over the service period of the equity award. Our cash compensation is recorded as an expense at the time the obligation is incurred. The accounting impact of our compensation programs are one of many factors that the Committee considers in determining the structure and size of our executive officer compensation programs.

Risk Analysis of Our Compensation Program

Our Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive or inappropriate risk taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. As part of its assessment, the Committee considered, among other factors, the allocation of compensation among base salary and short- and long-term compensation, our approach to establishing Company-wide and individual financial, operational and other performance targets, our bonus structure of payouts at multiple levels of performance (including maximum payout caps and payments for performance below target levels) and the nature of our key performance metrics. We believe these practices encourage our employees to focus on sustained, long-term Company growth, which we believe will ultimately contribute to the creation of stockholder value.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following tables set forth the compensation paid by the Company for 2021, 2022 and 2023 to the NEOs named below.

Summary Compensation Table

Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (2)	Option Awards ($) (3)	Stock Awards ($) (4)	All Other Compensation ($) (5)	Total ($)
Kevin C. Gorman, Ph.D.	2021	$825,000	$701,250	$6,093,752	$6,406,366	$55,044	$14,081,412
Chief Executive Officer	2022	$860,000	$989,000	$4,875,106	$5,125,079	$53,342	$11,902,527
	2023	$946,000	$1,040,600	$6,678,790	$7,021,386	$64,036	$15,750,812
Matthew C. Abernethy	2021	$588,800	$264,960	$2,625,019	$2,375,068	$53,003	$5,906,850
Chief Financial Officer	2022	$618,240	$373,262	$2,310,061	$1,570,128	$52,632	$4,924,323
	2023	$646,061	$355,335	$3,187,536	$1,812,563	$56,387	$6,057,882
Kyle W. Gano, Ph.D.	2021	$517,000	$271,425	$2,625,018	$2,375,067	$22,814	$5,811,324
Chief Business Development and Strategy Officer	2022	$550,605	$332,428	$2,775,053	$1,725,086	$38,485	$5,421,657
	2023	$602,912	$331,602	$3,187,536	$1,812,563	$55,602	$5,990,215
Jude Onyia, Ph.D.	2021	$52,340	$26,170	$4,500,035	$3,000,136	$2,949	$7,581,630
Chief Scientific Officer	2022	$575,000	$330,625	$225,008	$1,275,146	$55,520	$2,461,299
	2023	$638,250	$351,038	$3,375,024	$2,625,124	$233,780	$7,223,216
Eiry W. Roberts, M.D.	2021	$604,700	$272,115	$2,625,019	$2,875,113	$48,649	$6,425,596
Chief Medical Officer	2022	$631,912	$345,182	$2,625,057	$2,075,144	$57,986	$5,735,281
	2023	$660,348	$399,511	$2,625,024	$2,125,112	$63,852	$5,873,847

(1) The titles and capacities set forth in the table above are as of December 31, 2023.

(2) Salary and bonus figures represent amounts earned during each respective fiscal year, regardless of whether part or all of such amounts were paid in subsequent fiscal year(s). Bonuses are awarded pursuant to a bonus program.

(3) The amounts shown are the full grant date fair value in accordance with Accounting Standards Codification 718-10, Compensation—Stock Compensation (ASC 718). The assumptions used to calculate the grant date fair value of option awards are set forth under Note 9 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 9, 2024. The grant date fair values of option awards for 2021, 2022 and 2023 (other than Dr. Onyia's 2021 new hire award) are based on per share Black-Scholes values of $53.52, $34.81 and $49.97, respectively. The grant date fair value of Dr. Onyia's new hire option award granted in 2021 is based on per share Black-Scholes value of $37.45.

(4) Stock awards consist of RSUs and PRSUs and may be subject to deferred delivery arrangements. The amounts shown are the full grant date fair value in accordance with Accounting Standards Codification 718-10, Compensation—Stock Compensation (ASC 718). The assumptions used to calculate the grant date fair value of stock awards are set forth under Note 9 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 9, 2024. The fair values of RSUs and PRSUs granted in 2021, 2022 and RSUs granted in 2023 are based on the Company's closing market price per share on the grant date, which was $117.63 for all 2021 grants, $79.02 for all 2022 grants and $103.52 for all 2023 RSU grants (other than Dr. Onyia's 2021 new hire grant, for which the Company's closing market price per share on the grant date was $84.74). The fair values of PRSUs granted in 2023 are based on the Company's closing market price per share on the grant date, which was $94.06 for 2023 PRSU grants. The PRSU values included in the table above are based on the target number of shares subject to the PRSU awards. If the highest level of performance metrics are achieved, the PRSU values based on the maximum number of shares issuable to each NEO for 2023 are as follows: Dr. Gorman – $9,590,075, Mr. Abernethy – $1,499,975, Dr. Gano – $1,499,975, Dr. Onyia – $2,999,950, and Dr. Roberts – $2,500,021.

(5) Includes all other compensation as described in the table below.

All Other Compensation Table

Name	Year	401(k) Employer Match	Insurance Premiums (1)	Inducement Advance (2)	Other (3)	Total Other
Kevin C. Gorman, Ph.D.	2021	$17,100	$37,944	—	—	$55,044
	2022	$18,500	$34,842	—	—	$53,342
	2023	$19,800	$44,236	—	—	$64,036
Matthew C. Abernethy	2021	$17,100	$33,431	—	$2,472	$53,003
	2022	$18,500	$32,732	—	$1,400	$52,632
	2023	$19,800	$34,987	—	$1,600	$56,387
Kyle W. Gano, Ph.D.	2021	$15,510	$7,304	—	—	$22,814
	2022	$17,895	$20,590	—	—	$38,485
	2023	$19,800	$33,155	—	$2,647	$55,602
Jude Onyia, Ph.D.	2021	—	$2,249	—	$700	$2,949
	2022	$18,500	$35,620	—	$1,400	$55,520
	2023	$19,800	$37,380	$175,000	$1,600	$233,780
Eiry W. Roberts, M.D.	2021	$17,100	$30,149	—	$1,400	$48,649
	2022	$18,500	$38,086	—	$1,400	$57,986
	2023	$19,800	$42,452	—	$1,600	$63,852

(1) The amounts in this column represent the costs for medical insurance for Company-wide plans, as well as disability insurance premiums and related tax gross-up amounts.

(2) For Dr. Onyia, the amount in this column reflects a one-time cash inducement advance in the amount of $175,000, which was deemed earned on November 29, 2023 when Dr. Onyia completed two full years of employment with the Company. The cash inducement advance was granted as part of Dr. Onyia's new hire package when he joined the Company in November 2021.

(3) The amounts in this column include expenses associated with executive physical examinations and employer contributions to health savings accounts.

Grants of Plan-Based Awards During 2023

The following table sets forth certain information regarding plan based awards granted by the Company during 2023 to the NEOs below:

Name	Approval Date	Grant Date	Estimated Future Payouts Under PRSU Awards (1) Minimum (#)	Target (#)	Upside (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise Price of Option Awards ($/Sh)(2)	Grant Date Fair Value (3)
Kevin C. Gorman, Ph.D.	2/1/2023	2/13/2023					21,506		—	$2,226,301
	5/19/2023	5/19/2023 (1)	28,038	50,979	76,468	101,957			—	$4,795,085
	2/1/2023	2/13/2023						133,656	$103.52	$6,678,790
Matthew C. Abernethy	2/1/2023	2/13/2023					10,264		—	$1,062,529
	5/19/2023	5/19/2023 (1)	4,385	7,974	11,960	15,947			—	$750,034
	2/1/2023	2/13/2023						63,789	$103.52	$3,187,536
Kyle W. Gano, Ph.D.	2/1/2023	2/13/2023					10,264		—	$1,062,529
	5/19/2023	5/19/2023 (1)	4,385	7,974	11,960	15,947			—	$750,034
	2/1/2023	2/13/2023						63,789	$103.52	$3,187,536
Jude Onyia, Ph.D.	2/1/2023	2/13/2023					10,868		—	$1,125,055
	5/19/2023	5/19/2023 (1)	8,771	15,948	23,920	31,894			—	$1,500,069
	2/1/2023	2/13/2023						67,541	$103.52	$3,375,024
Eiry W. Roberts, M.D.	2/1/2023	2/13/2023					8,453		—	$875,055
	5/19/2023	5/19/2023 (1)	7,309	13,290	19,934	26,579			—	$1,250,057
	2/1/2023	2/13/2023						52,532	$103.52	$2,625,024

(1) Represents the number of shares that may be earned under the PRSUs granted to NEOs in 2023 under the Company's Amended 2020 Plan. The PRSUs will vest on the date, or dates, that the Committee determines achievement of two underlying performance metrics, each of which must occur before December 31, 2025. Such metrics relate to the advancement of certain regulatory milestones and clinical programs which we believe will drive stockholder value within the 36-month performance period commencing on January 1, 2023 and ending on December 31, 2025. The actual number of units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target, upside and maximum levels specified.

(2)	Option awards granted have an exercise price equal to the closing market price of the Company's common stock on the date of grant. All option awards are time-based awards, which vest monthly, on a pro-rata basis, over four years and have an option term of ten years. RSUs vest annually, on a pro-rata basis, over a four-year period.
(3)	Reflects the grant date per share Black-Scholes value of $49.97 for option awards and the grant date per share value of $103.52 for RSUs, each granted on February 13, 2023, and $94.06 for PRSUs which were granted on May 19, 2023, all of which were calculated in accordance with ASC 718.

Agreements with Named Executive Officers

Kevin C. Gorman, Ph.D. has an employment contract that provides that: (i) Dr. Gorman will serve as the Company's Executive Vice President and Chief Operating Officer commencing on August 1, 2007 at an initial annual salary of $400,000, subject to annual adjustment by the Board of Directors (subsequent to entering into the employment contract, Dr. Gorman became Chief Executive Officer and his annual base salary for 2023 is $946,000); (ii) the agreement terminates upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Gorman is eligible for a discretionary annual bonus as determined by the Board of Directors, based upon achieving certain performance criteria; and (iv) each year starting in 2007 and continuing for the term of the agreement, Dr. Gorman will be eligible to receive equity awards with the number of shares, vesting terms, and exercise price as shall be determined by the Board of Directors.

Matthew C. Abernethy has an employment contract that provides that: (i) Mr. Abernethy will be entitled to receive an initial base salary of $420,000 per year, which was his base salary for 2018, subject to future adjustments (Mr. Abernethy's annual base salary for 2023 is $646,061); (ii) the agreement terminates upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Mr. Abernethy is eligible for a discretionary annual bonus as determined by the Board of Directors, based upon achieving certain performance criteria; (iv) Mr. Abernethy is eligible to receive equity awards with the number of shares, vesting terms, and exercise price as shall be determined by the Board of Directors; (v) Mr. Abernethy shall receive a one-time cash inducement advance in the amount of $180,000, which was deemed earned in 2020 as Mr. Abernethy completed two full years of employment with the Company; and (vi) Mr. Abernethy shall receive relocation benefits, including a one-time cash relocation advance in the amount of $140,000.

Kyle W. Gano, Ph.D. has an employment contract that provides that: (i) Dr. Gano will serve as the Company's Chief Business Development Officer commencing on November 12, 2014 at an initial annual salary of $310,000, subject to annual adjustment by the Board of Directors (Dr. Gano's annual base salary for 2023 is $602,912); (ii) the agreement terminates upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Gano is eligible for a discretionary annual bonus as determined by the Board of Directors, based upon achieving certain performance criteria; and (iv) Dr. Gano is eligible to receive stock option awards with the equity awards with the number of shares, vesting terms, and exercise price as shall be determined by the Board of Directors.

Jude Onyia, Ph.D. has an employment contract that provides that: (i) Dr. Onyia will serve as the Company's Chief Scientific Officer commencing on November 29, 2021 at an initial annual salary of $575,000, subject to annual adjustment by the Board of Directors (Dr. Onyia's annual base salary for 2023 is $638,250); (ii) the agreement terminates upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Onyia is eligible for a discretionary annual bonus as determined by the Board of Directors, based upon achieving certain performance criteria; (iv) Dr. Onyia is eligible to receive stock option awards and equity awards with the number of shares, vesting terms, and exercise price as set forth in the agreement and as shall be determined by the Board of Directors; and (v) Dr. Onyia shall receive a one-time cash inducement advance in the amount of $175,000, which was deemed earned on November 29, 2023 when Dr. Onyia completed two full years of employment with the Company).

Eiry W. Roberts, M.D. has an employment contract that provides that: (i) Dr. Roberts will serve as the Company's Chief Medical Officer commencing on January 8, 2018 at an initial annual salary of $520,000, subject to annual adjustment by the Board of Directors (Dr. Roberts' annual base salary for 2023 is $660,348); (ii) the agreement terminates upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Roberts is eligible for a discretionary annual bonus as determined by the Board of Directors, based upon achieving certain performance criteria; (iv) Dr. Roberts is eligible to receive stock option awards with the equity awards with the number of shares, vesting terms, and exercise price as shall be determined by the Board of Directors; (v) Dr. Roberts shall receive a one-time cash inducement advance in the amount of $225,000, which was deemed earned in early 2021 when Dr. Roberts completed two full years of employment with the Company; and (vi) Dr. Roberts shall receive relocation benefits, including a one-time cash relocation advance in the amount of $220,000.

Outstanding Equity Awards at Fiscal Year-End. The following table sets forth the outstanding equity awards held by the NEOs as of December 31, 2023:

Outstanding Equity Awards Table

Name	Award Grant and Commencement of Vesting Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kevin C. Gorman, Ph.D.	1/16/2014	167,858	—	—	$19.59	1/16/2024 (2)	—	—	—	—
	2/3/2015	146,105	—	—	$32.99	2/3/2025 (2)	—	—	—	—
	2/5/2016	109,100	—	—	$35.99	2/5/2026 (2)	—	—	—	—
	2/6/2017	207,400	—	—	$43.24	2/6/2027 (2)	—	—	—	—
	2/5/2018	104,200	—	—	$81.49	2/5/2028 (2)	—	—	—	—
	2/7/2019	133,345	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	139,627	6,071	—	$102.90	2/6/2030 (2)	5,771	$760,387	—	—
	2/8/2021	80,653	33,210	—	$117.63	2/8/2031 (2)	8,635	$1,137,748	—	—
	1/31/2022	67,107	72,942	—	$79.02	1/31/2032 (2)	15,424	$2,032,266	26,576 (4)	$3,501,654
	2/13/2023	27,845	105,811	—	$103.52	2/13/2033 (2)	21,506	$2,833,631	—	$0
	5/19/2023	—	—	—	—		—	—	50,979 (5)	$6,716,993
Matthew C. Abernethy	12/1/2017	45,000	—	—	$73.60	12/1/2027 (1)	—	—	—	—
	2/7/2019	83,341	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	58,791	2,556	—	$102.90	2/6/2030 (2)	2,430	$320,177	—	—
	2/8/2021	34,743	14,306	—	$117.63	2/8/2031 (2)	3,720	$490,147	—	—
	1/31/2022	31,798	34,564	—	$79.02	1/31/2032 (2)	7,309	$963,034	6,075 (4)	$800,442
	2/13/2023	13,289	50,500	—	$103.52	2/13/2033 (2)	10,264	$1,352,385	—	—
	5/19/2023	—	—	—	—		—	—	7,974 (5)	$1,050,654
Kyle W. Gano, Ph.D.	1/16/2014	75,000	—	—	$19.59	1/16/2024 (2)	—	—	—	—
	2/3/2015	65,000	—	—	$32.99	2/3/2025 (2)	—	—	—	—
	2/5/2016	36,400	—	—	$35.99	2/5/2026 (2)	—	—	—	—
	2/6/2017	60,000	—	—	$43.24	2/6/2027 (2)	—	—	—	—
	2/5/2018	30,400	—	—	$81.49	2/5/2028 (2)	—	—	—	—
	2/7/2019	66,673	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	73,488	3,195	—	$102.90	2/6/2030 (2)	3,037	$400,155	—	—
	2/8/2021	34,743	14,306	—	$117.63	2/8/2031 (2)	3,720	$490,147	—	—
	1/31/2022	38,199	41,521	—	$79.02	1/31/2032 (2)	8,780	$1,156,853	6,075 (4)	$800,442
	2/13/2023	13,289	50,500	—	$103.52	2/13/2033 (2)	10,264	$1,352,385	—	—
	5/19/2023	—	—	—	—		—	—	7,974 (5)	$1,050,654
Jude Onyia, Ph.D.	44529	62,588	57,581	—	$84.74	11/29/2031 (1)	8,852	$1,166,340	—	—
	1/31/2022	3,097	3,367	—	$79.02	1/31/2032 (2)	713	$93,945	9,112 (4)	$1,200,597
	2/13/2023	14,071	53,470	—	$103.52	2/13/2033 (2)	10,868	$1,431,968	—	—
	5/19/2023	—	—	—	—		—	—	15,948 (5)	$2,101,308
Eiry W. Roberts, M.D	1/8/2018	5,140	—	—	$77.81	1/8/2028 (1)	—	—	—	—
	2/7/2019	40,673	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	51,441	2,237	—	$102.90	2/6/2030 (2)	2,126	$280,122	—	—
	2/8/2021	34,743	14,306	—	$117.63	2/8/2031 (2)	3,720	$490,147	—	—
	1/31/2022	21,994	39,277	—	$79.02	1/31/2032 (2)	8,306	$1,094,399	9,112 (4)	$1,200,597
	2/13/2023	10,944	41,588	—	$103.52	2/13/2033 (2)	8,453	$1,113,767	—	—
	5/19/2023	—	—	—	—		—	—	13,290 (5)	$1,751,090

(1) Vests monthly over four years, subject to an initial one-year "cliff."

(2) Vests monthly over four years.

(3) Vests annually over four years.

(4) Consists of PRSUs. Represents the target number of shares that may be earned under the PRSUs granted to NEOs in 2022 under the Company's 2020 Plan. The PRSUs will vest on the date, or dates, that the Committee determines achievement of two underlying performance metrics, each of which must occur by December 31, 2024. Such metrics relate to the advancement of certain clinical programs which we believe will drive stockholder value within the 36-month performance period commencing on January 1, 2022 and ending on December 31, 2024. The actual number of units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target and maximum levels specified.

(5) Consists of PRSUs. Represents the target number of shares that may be earned under the PRSUs granted to NEOs in 2023 under the Company's 2020 Plan. The PRSUs will vest on the date, or dates, that the Committee determines achievement of two underlying performance metrics, each of which must occur by December 31, 2025. Such metrics relate to regulatory milestones and the advancement of certain clinical programs which we believe will drive stockholder value within the 36-month performance period commencing on January 1, 2023 and ending on December 31, 2025. The actual number of units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target and maximum levels specified.

Option Exercises and Stock Vested During the Year. The following table sets forth the options exercised and stock awards that vested during 2023 along with their respective values at December 31, 2023 for the NEOs:

Option Exercises and Stock Vested Table

Name	Option Awards (1)		Stock Awards (2)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (3)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (4)
Kevin C. Gorman, Ph.D.	—	—	77,989	$8,222,913
Matthew C. Abernethy	—	—	38,930	$4,081,420
Kyle W. Gano, Ph.D.	—	—	39,256	$4,119,477
Jude Onyia, Ph.D.	—	—	19,293	$2,075,033
Eiry W. Roberts, M.D.	100,000	4,151,021	40,212	$4,225,625

(1) Information relates to stock option exercises during 2023.

(2) Information relates to RSUs and PRSUs that vested during 2023.

(3) Calculated by multiplying the number of shares acquired upon exercise of stock options by the difference between the exercise price and the market price of the Company's common stock at the time of exercise.

(4) Calculated by multiplying the number of shares acquired upon vesting of RSUs and PRSUs by the average price of shares sold for purposes of satisfying federal and state income tax liabilities.

Potential Payments Upon Termination or Change-in-Control. The following tables set forth the potential severance benefits payable to the NEOs in the event of a termination prior to or following a change in control, assuming such event occurred on December 31, 2023:

Potential Payment Upon Termination Table*

Name	Salary (1)	Bonus (2)	Accrued Compensation (3)	Stock Awards (4)	Medical (5)	Total
Kevin C. Gorman, Ph.D.	$1,182,500	$1,182,500	$136,443	$8,801,736	$55,305	$11,358,484
Matthew C. Abernethy	$646,061	$323,031	$93,183	$2,796,723	$34,992	$3,893,990
Kyle W. Gano, Ph.D.	$602,912	$301,456	$86,958	$3,135,805	$33,156	$4,160,287
Jude Onyia, Ph.D.	$638,250	$319,125	$76,713	$2,947,024	$37,380	$4,018,492
Eiry W. Roberts, M.D.	$660,348	$330,174	$79,395	$2,771,321	$42,456	$3,883,694

* Reflects a termination without cause or due to a constructive termination, or deemed termination, prior to a change in control.

(1) Based on salary as of December 31, 2023.

(2) Based on bonus targets established by the Board of Directors for 2023.

(3) Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2023.

(4) The amounts in this column represent the intrinsic value of 'in-the money' unvested options and RSUs as of December 31, 2023 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 29, 2023 of $131.76.

(5) Medical is comprised primarily of health insurance premiums for the period specified in each executive officer's employment contract.

Potential Payment Upon Change-in-Control Table*

Name	Salary (1)	Bonus (2)	Accrued Compensation (3)	Stock Awards (4)	Medical (5)	Total (6)
Kevin C. Gorman, Ph.D.	$1,892,000	$1,892,000	$136,443	$24,462,209	$88,488	$28,471,140
Matthew C. Abernethy	$969,092	$484,546	$93,183	$8,501,775	$52,488	$10,101,084
Kyle W. Gano, Ph.D.	$904,368	$452,184	$86,958	$9,160,926	$49,734	$10,654,170
Jude Onyia, Ph.D.	$957,375	$478,688	$76,713	$10,389,185	$56,070	$11,958,031
Eiry W. Roberts, M.D.	$990,522	$495,261	$79,395	$9,442,741	$63,684	$11,071,603

* Reflects benefits to be provided upon a termination without cause, or due to a constructive termination, within a specified time following a change-in-control.

(1) Based on salary as of December 31, 2023.

(2) Based on bonus targets established by the Board of Directors for 2023.

(3) Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2023.

(4) The amounts in this column represent the intrinsic value of 'in-the money' unvested options, PRSUs, and RSUs as of December 31, 2023 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 29, 2023 of $131.76. See the discussion that follows these tables for a description of the applicable vesting provisions. Unvested PRSUs are presented assuming they are paid out at target.

(5) Medical is comprised primarily of health insurance premiums for the period specified in each executive officer's employment contract.

(6) The totals shown here do not take into account the application of any "best-after-tax" provision that may apply if an executive officer's payments would otherwise be subject to the excise tax provisions of Section 280G of the Internal Revenue Code.

Potential Payment Upon Termination by Disability Table*

Name	Salary (1)	Bonus (2)	Accrued Compensation (3)	Stock Awards (4)	Medical (5)	Total
Kevin C. Gorman, Ph.D.	$1,182,500	$1,182,500	$136,443	$8,801,736	$55,305	$11,358,484
Matthew C. Abernethy	$646,061	$323,031	$93,183	$2,796,723	$34,992	$3,893,990
Kyle W. Gano, Ph.D.	$602,912	$301,456	$86,958	$3,135,805	$33,156	$4,160,287
Jude Onyia, Ph.D.	$638,250	$319,125	$76,713	$2,947,024	$37,380	$4,018,492
Eiry W. Roberts, M.D.	$660,348	$330,174	$79,395	$2,771,321	$42,456	$3,883,694

* Reflects a termination due to disability.

(1) Based on salary as of December 31, 2023.

(2) Based on bonus targets established by the Board of Directors for 2023.

(3) Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2023.

(4) The amounts in this column represent the intrinsic value of 'in-the money' unvested options and RSUs as of December 31, 2023 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 29, 2023 of $131.76.

(5) Medical is comprised primarily of health insurance premiums for the period specified in each executive officer's employment contract.

Potential Payment Upon Termination by Death Table*

Name	Bonus (1)	Accrued Compensation (2)	Stock Awards (3)	Total
Kevin C. Gorman, Ph.D.	$946,000	$136,443	$8,801,736	$9,884,179
Matthew C. Abernethy	$323,031	$93,183	$2,796,723	$3,212,937
Kyle W. Gano, Ph.D.	$301,456	$86,958	$3,135,805	$3,524,219
Jude Onyia, Ph.D.	$319,125	$76,713	$2,947,024	$3,342,862
Eiry W. Roberts, M.D.	$330,174	$79,395	$2,771,321	$3,180,890

* Reflects a termination due to death.

(1) Based on bonus targets established by the Board of Directors for 2023.

(2) Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2023.

(3) The amounts in this column represent the intrinsic value of 'in-the money' unvested options and RSUs as of December 31, 2023 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 29, 2023 of $131.76.

The following is a description of the arrangements under which the NEOs may be entitled to potential payments upon a termination without cause or resignation due to a constructive termination (including following a change-in-control) or upon disability or death. Resignation due to constructive termination may include an executive's resignation following one or more of the following material adverse changes in the nature of such executive's employment, as specified in the agreement, which is not cured following notification:

- a significant reduction in the executive or the executive supervisor's duties or responsibilities,
- a material reduction in base salary,
- material relocation, or
- material breach of the executive's employment agreement.

Dr. Gorman is entitled to 1.25 times the amount of his annual base salary and target annual bonus to be paid equally over 15 months, an acceleration of unvested shares that would have vested over the 15 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 15 months following termination in the event that the Company terminates his employment without cause, or he resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Dr. Gorman is entitled to 2 times the amount of his annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 24 months following termination. In addition, the Company has agreed to reimburse Dr. Gorman for the increase in federal and state income taxes payable by him by reason of the benefits provided in connection with such a termination in connection with a change in control if the total payment exceeds 2.99 times his base amount by more than 15%. In the event of termination due to disability, Dr. Gorman is entitled to 15 months of base salary paid semi-monthly over 15 months, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Gorman in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 15 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 15 months following termination. In the event of a termination due to Dr. Gorman's death, his beneficiaries or estate, would be entitled to an acceleration of unvested shares that would have vested over the 15 continuous months after the date of termination, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Gorman in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

Mr. Abernethy is entitled to 1.0 times the amount of his annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates his employment without cause, or he resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Mr. Abernethy is entitled to 1.5 times the amount of his annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Mr. Abernethy after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Mr. Abernethy would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Mr. Abernethy if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Mr. Abernethy is entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Mr. Abernethy in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Mr. Abernethy's death, his beneficiaries or estate, would be entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Mr. Abernethy in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

Dr. Gano is entitled to 1.0 times the amount of his annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates his employment without cause, or he resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Dr. Gano is entitled to 1.5 times the amount of his annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Dr. Gano after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Dr. Gano would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Dr. Gano if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Dr. Gano is entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Gano in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Dr. Gano's death, his beneficiaries or estate, would be entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Gano in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

Dr. Onyia is entitled to 1.0 times the amount of his annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates his employment without cause, or he resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Dr. Onyia is entitled to 1.5 times the amount of his annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Dr. Onyia after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Dr. Onyia would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Dr. Onyia if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Dr. Onyia is entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Onyia in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Dr. Onyia's death, his beneficiaries or estate, would be entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Onyia in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

Dr. Roberts is entitled to 1.0 times the amount of her annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates her employment without cause, or she resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Dr. Roberts is entitled to 1.5 times the amount of her annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Dr. Roberts after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Dr. Roberts would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Dr. Roberts if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Dr. Roberts is entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to her target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Roberts in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Dr. Roberts's death, her beneficiaries or estate, would be entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to her target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Roberts in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

CEO PAY RATIO

Under SEC rules, we are required to calculate and disclose the annual total compensation of our median employee, as well as the ratio of the annual total compensation of our median employee as compared to the annual total compensation of our CEO, Kevin C. Gorman, Ph.D. (the "CEO Pay Ratio"). To identify our median employee, we used the following methodology:

- To determine our total population of employees, we included all full-time and part-time employees as of December 31, 2023.

- To identify our median employee from our employee population, we calculated the aggregate amount of each employee's 2023 base salary (using a reasonable estimate of the hours worked and overtime actually paid during 2023 for hourly employees and actual salary paid for our remaining employees) and bonuses attributable to 2023 performance and the grant date fair value of equity awards granted in fiscal 2023 using the same methodology we use for estimating the value of the equity awards granted to our named executive officers and reported in our Summary Compensation Table.

- In making this determination, we annualized the base salary and target bonus compensation of employees who were employed by us for less than the entire fiscal year.

After identifying our median employee, we then calculated compensation for such median employee using the same methodology used to calculate compensation for our NEOs as reported in the 2023 Summary Compensation Table. For 2023, the median of the annual total compensation of our employees (other than our CEO) was $269,081 and the annual total compensation of our CEO, as reported in the Summary Compensation Table included in this Proxy Statement, was $15,750,812. Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was approximately 58 to 1.

The CEO Pay Ratio above represents our reasonable estimate calculated in a manner consistent with SEC rules and applicable guidance. SEC rules and guidance provide significant flexibility in how companies identify the median employee, and each company may use a different methodology and make different assumptions particular to that company. As a result, and as explained by the SEC when it adopted these rules, in considering the pay ratio disclosure, stockholders should keep in mind that the rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow stockholders to better understand and assess each particular company's compensation practices and pay ratio disclosures. Neither the Compensation Committee nor our management used our CEO Pay Ratio measure in making compensation decisions.

In addition to the information above, in order to reflect our employee compensation practices, we have also calculated the annual base salary of our median employee while taking only annual base salary into account, as well as the ratio of the base salary of our CEO as compared to the annual base salary of such median employee. In calculating the annual base salary of our median employee, we used the applicable methodology listed above. For fiscal 2023, the median of the annual base salary of our employees (other than our CEO) was $161,926, and the annual base salary of our CEO, as reported in the Summary Compensation Table included in this Proxy Statement, was $946,000. Based on this information, the ratio of the annual base salary of our CEO to the median of the annual base salary of all employees (other than the CEO) was approximately 6 to 1. Neither the Compensation Committee nor our management used this ratio to make compensation decisions.

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation Committee view the link between the Company's performance and NEO pay and the Compensation Committee does not utilize CAP (as defined below) as the basis for making compensation decisions. For additional information about our pay-for-performance philosophy and how we align executive compensation with Company performance, refer to the Compensation Discussion and Analysis.

Required Tabular Disclosure of Pay Versus Performance

The following table reports the compensation of our Principal Executive Officer ("PEO") or CEO and the average compensation of the other non-PEO named executive officers ("Non-PEO NEOs") as reported in the Summary Compensation Table for the past four fiscal years, as well as Compensation Actually Paid ("CAP") as calculated under new SEC Pay-Versus-Performance ("PVP") disclosure requirements and certain performance measures required by the rules. The disclosure covers our four most-recent fiscal years, which will expand incrementally over the next year to a rolling five years.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Total Shareholder Return ($)[5]	Peer Group Total Shareholder Return ($)[5]	GAAP Net Income (millions) ($)[6]	Net Product Sales (millions) ($)[7]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$15,750,812	$12,335,515	$6,286,290	$5,262,182	$122.58	$118.87	$249.7	$1,860.6
2022	$11,902,527	$21,886,517	$5,200,614	$11,398,982	$111.46	$111.66	$154.5	$1,440.9
2021	$14,081,412	$4,496,176	$6,429,791	$3,012,565	$79.48	$125.33	$89.6	$1,090.1
2020	$13,880,632	$8,176,596	$6,522,476	$4,030,852	$89.45	$126.13	$407.3	$994.1

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Kevin C. Gorman, Ph.D. (PEO) for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in column (c) represent the amount of CAP for Dr. Gorman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Gorman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Dr. Gorman's total reported compensation for 2023 to determine the CAP:

	2023
Total Compensation for Covered Fiscal Year ("FY") from Summary Compensation Table	$ 15,750,812
Deduct: Amounts Reported in "Stock Awards" & "Option Awards" Columns	13,700,176
Add: Year End Fair Value of Equity Awards Granted During the Covered FY that Remain Outstanding and Unvested as of Last Day of the Covered FY	9,092,870
Add: Change in Fair Value from the end of the Prior FY to the end of the Covered FY	(101,013)
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered FY	1,334,539
Add: Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior FY that Vested in the Covered FY	(41,517)
Add: Fair Value at the End of the Prior FY of Equity Awards that Failed to Meet Vesting Conditions in the Covered FY	—
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—
Compensation Actually Paid (as defined by SEC rule)	$ 12,335,515

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's Non-PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the Non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Matthew C. Abernethy, Kyle W. Gano, Ph.D., Jude Onyia, Ph.D., and Eiry W. Roberts, M.D.; (ii) for 2022, Matthew C. Abernethy, Kyle W. Gano, Ph.D., Darin M. Lippoldt, and Eiry W. Roberts, M.D.; (iii) for 2021, Matthew C. Abernethy, Eric Benevich, Jude Onyia, Ph.D., and Eiry W. Roberts, M.D.; (iv) for 2020, Matthew C. Abernethy, Eric Benevich, Kyle W. Gano, Ph.D., and Eiry W. Roberts, M.D.

(4)   The dollar amounts reported in column (e) represent the average amount of CAP to the Non-PEO NEOs, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Dr. Gorman) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total reported compensation for the Non-PEO NEOs for each year to determine the CAP, using the same methodology described above in Note 2:

	2023
Total Compensation for Covered FY from Summary Compensation Table	$ 6,286,290
Deduct: Amounts Reported in "Stock Awards" & "Option Awards" Columns	5,187,621
Add: Year End Fair Value of Equity Awards Granted During the Covered FY that Remain Outstanding and Unvested as of Last Day of the Covered FY	4,212,074
Add: Change in Fair Value from the end of the Prior FY to the end of the Covered FY	(68,838)
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered FY	618,180
Add: Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior FY that Vested in the Covered FY	(597,903)
Add: Fair Value at the End of the Prior FY of Equity Awards that Failed to Meet Vesting Conditions in the Covered FY	—
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—
Compensation Actually Paid (as defined by SEC rule)	$ 5,262,182

(5)   The dollar amounts reflect the cumulative Total Shareholder Return (TSR) of our common stock (column (f)) and the Peer Group (column (g)) for the measurement periods beginning on December 31, 2019 and ending on December 31 of each of 2023, 2022, 2021 and 2020, respectively, calculated in accordance with Item 201(e) of Regulation S-K. "Peer Group" represents the NASDAQ Biotechnology Index, which the Company has identified as its peer group for purposes of Item 402(v) and which is used by the Company for purposes of compliance with Item 201(e) of Regulation S-K.

(6)   The dollar amounts reported in column (h) represent net income reflected in the Company's audited financial statements for the applicable fiscal year.

(7)   As required by Item 402(v) of Regulation S-K, we have determined that Net Product Sales is the Company-Selected Measure. Dollar amounts reported for INGREZZA net product sales, which represent nearly all of the Company's total net product sales, are reflected in the Company's audited financial statements for the applicable fiscal year.

The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that the fair value calculations of (i) the options granted on or between February 7, 2019 and February 13, 2023 used an estimated term between 1.37 years and 7.04 years in FY 2023, as compared to an estimated term of 6.0 to 6.5 years used to calculate the grant date fair value of such awards, and (ii) the PRSUs assumed payout multipliers at current expectations, which range from 0% to 158% across different grant years and metrics, in each case as compared to the grant date fair value calculations which assumed a payout at target.

Required Tabular Disclosure of Most Important Performance Measures

The most important financial performance measures used by the company to link CAP to the company's NEOs for the most recently completed fiscal year to the company's performance are set forth below. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis".

- Net Product Sales
- Non-GAAP Operating Expense
- Non-GAAP Operating Income
- Pipeline Progression
- Regulatory Advancement
- Total Prescriptions (TRx)

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between Company total shareholder return and that of the Peer Group. As noted above, CAP for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable fiscal years.

PEO and Average Non-PEO NEOs
Compensation Actually Paid versus TSR Performance



PEO and Average Non-PEO NEOs
Compensation Actually Paid versus Net Income



PEO and Average Non-PEO NEOs
Compensation Actually Paid versus Net Product Sales



DIRECTORS COMPENSATION SUMMARY

Non-Employee Director Compensation Philosophy

Our non-employee director compensation philosophy is based on the following guiding principles:

- Aligning the long-term interests of stockholders and directors; and
- Compensating directors appropriately and adequately for their time, effort and experience.

The elements of director compensation consist of annual cash retainers and equity awards, as well as customary and usual expense reimbursement in attending Board or committee meetings. In an effort to align the long-term interests of our stockholders and non-employee directors, the mix of cash and equity compensation has historically been, and is currently, weighted more heavily to equity.

The Board and the Company's stockholders have approved certain annual limits on compensation to be paid to the Company's non-employee directors. Our 2020 Plan provides that the aggregate value of all compensation granted or paid by us to any individual for service as a non-employee director with respect to any period commencing on the date of the annual stockholders meeting for a particular year and ending on the date of the annual stockholders meeting for the next subsequent year (such period, the "annual period"), including awards granted under our 2020 Plan and cash fees paid to such non-employee director, will not exceed $1,250,000 in total value. In addition, the aggregate value of any equity award(s) granted by us to any individual for service as a non-employee director upon or in connection with his or her initial election or appointment to the Board of Directors will not exceed $2,000,000 in total value (such that the aggregate compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period in which such individual is first appointed or elected to the Board of Directors will not exceed $3,250,000 in total value). For purposes of these limitations, the value of any equity awards is calculated based on the grant date fair value of such awards for financial reporting purposes. The Amended 2020 Plan proposed for approval in Proposal Three of this Proxy Statement contains the same annual limits on non-employee director compensation as the 2020 Plan.

Our Compensation Committee regularly assesses, on at least an annual basis, our non-employee director compensation program in consultation with its independent compensation consultant, who provides analysis and input on recent developments, prevailing market practices, and recommends any changes to the program to our Board, who ultimately approves non-employee director compensation.

The fiscal 2023 compensation for the Company's non-employee directors was recommended by the Compensation Committee to the Board following the review of a report from FW Cook, its independent compensation consultant, which contained an analysis of prevailing market practices regarding levels and types of non-employee director compensation, including the non-employee director compensation practices of our peer group, which is described in the "Compensation Discussion and Analysis" section of this Proxy Statement, and a comparative assessment of our non-employee director compensation to such peers and market practices. In fiscal 2023, the Compensation Committee also received a presentation from FW Cook about recent developments and best practices related to non-employee directors to inform its analysis of, and recommendations regarding, non-employee director compensation.

In formulating its recommendations to the Board for fiscal 2023, the Compensation Committee did not engage in benchmarking or targeting compensation to a specific level of the peer group data provided by FW Cook, but rather used the peer data as a reference point in making non-employee director compensation recommendations. For 2023, the Compensation Committee determined that each non-employee director may elect to receive the full value of his or her annual award in the form of (i) restricted stock units, (ii) nonstatutory stock options, or (iii) 50% restricted stock units and 50% nonstatutory stock options. It is the Compensation Committee's view that offering both stock options and restricted stock units provides a total compensation package that enables us to retain and attract highly skilled and qualified non-employee directors. Ultimately, the Board set fiscal 2023 non-employee director compensation in the forms and amounts it determined to be appropriate using its professional experience and judgment, after careful review of the FW Cook analysis and the Compensation Committee's recommendations. Our director compensation for fiscal 2023 is described below.

Non-Employee Director Compensation for 2023

For fiscal 2023, directors who are not employees of the Company earned a $60,000 annual cash retainer. The Company provided the Chair of the Board, William H. Rastetter, an additional $35,000, making his total annual cash retainer $95,000. In addition to the cash compensation set forth above, the Chair of the Audit Committee earned an additional $25,000 annual cash retainer, the Chair of the Compensation Committee earned an additional $20,000 annual cash retainer, and the Chair of the Nominating / Corporate Governance Committee earned an additional $15,000 annual cash retainer. Each other director who was a member of the Audit Committee, the Compensation Committee, the Nominating / Corporate Governance Committee earned an additional annual cash retainer of $12,000, $12,000, and $7,500, respectively, for each Committee on which she or he served. Non-employee directors are also reimbursed for expenses incurred in connection with performing their duties as directors of the Company.

For fiscal 2023, on the date of the 2023 Annual Meeting of Stockholders, each continuing non-employee director received an annual equity award with an approximate grant date value of $400,000. Each non-employee director had the ability to elect to receive the full value of his or her annual award in the form of (i) restricted stock units, (ii) nonstatutory stock options, or (iii) 50% restricted stock units and 50% nonstatutory stock options. The restricted stock units granted to non-employee directors vest in full on the one-year anniversary of the date of grant. The options granted to non-employee directors have exercise prices equal to the closing price of the Company's common stock on the date of the grant, are subject to a ten-year term, and vest in full on the one-year anniversary of the date of grant. Additionally, newly-appointed members of our Board of Directors received an initial equity award with an approximate grant value of $800,000 on their date of appointment. This initial equity award is comprised 100% of nonstatutory stock options, vests monthly over three years, and has a ten-year term.

The following table sets forth the compensation earned for the fiscal year ended December 31, 2023 by the directors of the Company named below:

Director Compensation Table

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	Stock Awards (3)	Total
Kevin C. Gorman, Ph.D. (4)	—	—	—	—
William H. Rastetter, Ph.D. (5)	$95,000	$400,039	—	$495,039
Gary A. Lyons (6)	$60,000	$200,043	$200,067	$460,110
Johanna Mercier (7)	$67,500	$200,043	$200,067	$467,610
George J. Morrow (8)	$79,500	—	$400,039	$479,539
Leslie V. Norwalk (9)	$75,000	$200,043	$200,067	$475,110
Christine A. Poon (10)	$13,370	$800,083	—	$813,453
Richard F. Pops (11)	$92,000	—	$400,039	$492,039
Shalini Sharp (12)	$97,000	$200,043	$200,067	$497,110
Stephen A. Sherwin, M.D. (13)	$79,500	—	$400,039	$479,539

(1) Amounts in this column reflect compensation earned in 2023.

(2) The amounts shown represent the full grant date fair value of option awards granted in 2023 as determined pursuant to ASC 718. The assumptions used to calculate the value of such awards are set forth under Note 9 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. All option awards were granted on the date of our 2023 annual meeting of stockholders; the grant date fair values of all option awards are based on a per share Black-Scholes value of $46.63 (other than Ms. Poon's initial equity award of nonstaturory stock options, which was granted on July 11, 2023 and for which the Black-Scholes value was $48.86).

(3) The amounts shown represent the full grant date fair value of RSU awards granted in 2023 as determined pursuant to ASC 718.

(4) During 2023, Dr. Gorman was an employee of the Company, and as such, did not receive any compensation for service on the Board of Directors. As of December 31, 2023, Dr. Gorman had outstanding options to purchase 1,401,274 shares of common stock, and 128,891 outstanding RSUs and PRSUs.

(5) As of December 31, 2023, Dr. Rastetter had outstanding options to purchase 147,154 shares of common stock.

(6) As of December 31, 2023, Mr. Lyons had outstanding options to purchase 106,365 shares of common stock and 2,100 outstanding RSUs.

(7) As of December 31, 2023, Ms. Mercier had outstanding options to purchase 40,027 shares of common stock and 2,100 outstanding RSUs.

(8) As of December 31, 2023, Mr. Morrow had outstanding options to purchase 117,075 shares of common stock and 4,199 outstanding RSUs.

(9) As of December 31, 2023, Ms. Norwalk had outstanding options to purchase 43,865 shares of common stock and 2,100 outstanding RSUs.

(10) As of December 31, 2023, Ms. Poon had outstanding options to purchase 16,375 shares of common stock.

(11) As of December 31, 2023, Mr. Pops had outstanding options to purchase 117,075 shares of common stock and 4,199 outstanding RSUs.

(12) As of December 31, 2023, Ms. Sharp had outstanding options to purchase 37,847 shares of common stock and 2,100 outstanding RSUs.

(13) As of December 31, 2023, Dr. Sherwin had outstanding options to purchase 102,075 shares of common stock and 4,199 outstanding RSUs.

Non-Employee Director Compensation for 2024

In 2024, on the recommendation of the Compensation Committee and based on a review of our peer group companies and analysis performed by FW Cook, the Board increased the annual retainer for the Chair of the Nominating / Corporate Governance Committee by $3,000 to a total of $18,000 annually and the annual retainer for other members of the Nominating / Corporate Governance Committee by $1,500 to a total of $9,000 annually. Additionally, in connection with the formation of the Science and Medical Technology Committee in January 2024, the Board approved annual retainers for the Chair and non-chair members of $20,000 and $10,000, respectively. The Board maintained all equity compensation and all other annual cash retainers for non-employee directors at the 2023 levels.

Non-Employee Director Equity Ownership Guidelines

The Board of Directors has adopted equity ownership guidelines for our non-employee directors, which are designed to further align the interests of the non-employee directors with those of our stockholders by ensuring that our non-employee directors have a significant financial stake in the Company's long-term success. The equity ownership guidelines establish a minimum equity ownership equal to three times the cash retainer paid to the non-employee director, with such values determined based on the value of our common stock owned by such persons as of certain measurement dates. All shares directly or beneficially owned by the non-employee director, including the net exercisable value of outstanding vested stock options (where the market price of our common stock exceeds the strike price of such option) are included in determining the value of equity owned under our equity ownership guidelines. New non-employee directors are granted a five-year period to reach the equity ownership requirements set forth in the guidelines and are expected to make annual progress toward the equity ownership requirements during this five-year period. When a non-employee director does not meet the equity ownership requirements set forth in the guidelines, he/she is restricted from selling any held shares until such requirements are met. Additionally, should non-employee director who does not meet the equity ownership requirements choose to exercise a stock option or vest in any RSUs, he or she is required to retain all shares acquired through those transactions, aside from any shares necessary to fulfill such transaction related tax obligations, until full compliance with the equity ownership guidelines is attained.

Annual compliance with the equity ownership guidelines is assessed during the first quarter of each year. As of March 25, 2024, each of our non-employee directors was in compliance with the equity ownership guidelines.

Additional Information

Executive officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among any of the directors, executive officers or key employees of the Company. None of our directors or executive officers has been involved in any of the legal proceedings specified in Item 401(f) of Regulation S-K in the past 10 years.

RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

In accordance with the Company's Audit Committee Charter, the Company's Audit Committee is responsible for reviewing and approving the terms and conditions of all related person transactions. In connection with its review, approval or ratification of related person transactions, the Company's Audit Committee takes into account all relevant available facts and circumstances in determining whether such transaction is in the best interests of the Company and its stockholders. Any transaction that would disqualify a director from meeting the "independent director" standard as defined under the Nasdaq Stock Market rules requires review by the Company's Audit Committee prior to entering into such transaction. For all other related person transactions, the Company reviews all agreements and payments for related person transactions and based on this review, a report is made to the Company's Audit Committee quarterly disclosing all related person transactions during that quarter, if any. All related person transactions shall be disclosed in the Company's applicable filings with the SEC as required under SEC rules.

There were no related person transactions during fiscal 2023.

OTHER MATTERS

As of the date of this Proxy Statement, the Company knows of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the shares they represent as the Board of Directors may recommend.

ADDITIONAL INFORMATION

"Householding" of Proxy Materials. The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company, as well as certain brokers, household proxy materials, unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate set of proxy materials, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. If you hold registered shares, you may direct your written request to the Company's Corporate Secretary at 12780 El Camino Real, San Diego, California 92130 or contact the Company's Corporate Secretary at 858-617-7600.

Advance Notice Procedures. To be considered for inclusion in next year's proxy materials, a stockholder must submit his, her or its proposal or director nomination in writing by December 11, 2024 which is the date that is 120 days prior to the first anniversary of the mailing date of this Proxy Statement, to the Company's Corporate Secretary at 12780 El Camino Real, San Diego, California 92130. Any proposal must comply with the requirements as to form and substance established by the SEC for such proposal to be included in our Proxy Statement. Stockholders are also advised to review our bylaws, which contain additional requirements for advance notice of stockholder proposals and director nominations.

In addition, our bylaws contain "proxy access" provisions that permit a stockholder or group of stockholders to include director candidates that they intend to nominate in our annual meeting proxy statement and on our proxy card, provided that the stockholder ownership, notice and other requirements set forth in our bylaws are satisfied. To be timely for our 2025 Annual Meeting of Stockholders, the required notice under the proxy access provisions of our bylaws must be received by the Company's Corporate Secretary at 12780 El Camino Real, San Diego, California 92130 not earlier than November 11, 2024 and not later than the close of business on December 11, 2024. However, if our 2025 Annual Meeting of Stockholders is held more than 30 days prior to or more than 60 days after the anniversary of the Annual Meeting, then notice under the proxy access provisions must be received no earlier than the close of business on the 150th day prior to the 2025 Annual Meeting of Stockholders and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

On or around April 7, 2024, the Company intends to relocate its principal executive offices to 6027 Edgewood Bend Ct., San Diego, California, 92130. However, the Company's mailing address will remain 12780 El Camino Real, San Diego, California 92130, through March 2025. Accordingly, written requests, notices and proposals should be sent to the Company's Corporate Secretary at 12780 El Camino Real, San Diego, California 92130.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement and other materials we are sending you or that are available on our website in connection with the Annual Meeting contain "forward-looking statements" as defined under federal securities laws. Many of these statements can be identified by the use of terminology such as "believes," "expects," "intends," "anticipates," "plans," "may," "will," "projects," "continues," "estimates," "potential," "opportunity" or the negative versions of these terms and other similar expressions. These forward-looking statements may be found in the sections of this Proxy Statement titled "Proxy Summary," "Compensation Discussion and Analysis," and other sections of this Proxy Statement. These forward-looking statements are based on our current expectations and assumptions, and are subject to risks and uncertainties that could cause our actual results or experience and the timing of events to differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on February 9, 2024 under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the Annual Report. You should carefully consider that information before voting.

You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may make in the future. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

NEUROCRINE BIOSCIENCES, INC.
2020 EQUITY INCENTIVE PLAN

ADOPTED BY THE COMPENSATION COMMITTEE: MARCH 16, 2020
APPROVED BY THE STOCKHOLDERS: MAY 19, 2020
AMENDED AND RESTATED BY THE COMPENSATION COMMITTEE: MARCH 14, 2022
APPROVED BY THE STOCKHOLDERS: MAY 18, 2022
AMENDED AND RESTATED BY THE COMPENSATION COMMITTEE: MARCH 24, 2023
APPROVED BY THE STOCKHOLDERS: MAY 17, 2023
AMENDED AND RESTATED BY THE COMPENSATION COMMITTEE: MARCH 18, 2024
APPROVED BY THE STOCKHOLDERS: , 2024

TERMINATION DATE: MARCH 15, 2030

1. GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is the successor to and continuation of the Prior Plan. As of the day immediately following the Effective Date: (i) no additional awards may be granted under the Prior Plan; (ii) the Prior Plan's Available Reserve, plus any Prior Plan's Returning Shares (as such shares become available from time to time), will become available for issuance pursuant to Awards granted under this Plan; and (iii) all Prior Plan Awards will remain subject to the terms of the Prior Plan (except that any Prior Plan's Returning Shares will become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.

(b) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(d) Adoption Date. The Plan will come into existence on the Adoption Date. No Award may be granted under the Plan prior to the Adoption Date. Any Award granted prior to the Effective Date is contingent upon timely receipt of stockholder approval to the extent required under applicable tax, securities and regulatory rules, and satisfaction of any other compliance requirements.

2. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve.

(i) Subject to Section 2(a)(iii), any adjustment in accordance with Section 2(b), and any adjustment as necessary to implement any Capitalization Adjustment, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed the sum of: (i) the Prior Plan's Available Reserve; (ii) an additional 3,300,000 shares that were approved at the Annual Meeting in 2020; (iii) an additional 5,900,000 shares that were approved at the Annual Meeting in 2022; (iv) an additional 6,600,000 shares that were approved at the Annual Meeting in 2023; (v) an additional 3,635,000 shares that were approved at the Annual Meeting in 2024; and (vi) the number of Prior Plan's Returning Shares, if any, as such shares become available from time to time.

(ii) Subject to Section 2(b), the number of shares of Common Stock available for issuance under the Plan will be reduced by: (A) one share for each share of Common Stock issued pursuant to an Appreciation Award granted under the Plan; (B) one share for each share of Common Stock issued pursuant to a Full Value Award granted under the Plan prior to May 18, 2022; and (C) 2.13 shares for each share of Common Stock issued pursuant to a Full Value Award granted under the Plan on or after May 18, 2022.

(iii) Subject to Section 2(b), the number of shares of Common Stock available for issuance under the Plan will be increased by: (A) one share for each Prior Plan's Returning Share or 2020 Plan Returning Share (as defined in Section 2(b)(iii)(1)) subject to an Appreciation Award; (B) one share for each Prior Plan's Returning Share or 2020 Plan Returning Share subject to a Full Value Award that returns to the Plan prior to May 18, 2022; and (C) 2.13 shares for each Prior Plan's Returning Share or 2020 Plan Returning Share subject to a Full Value Award that returns to the Plan on or after May 18, 2022.

(b) Share Reserve Operation.

(i) Limit Applies to Shares Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii) Actions that Will Not Constitute Issuance of Shares and Will Not Reduce Share Reserve. The following actions will not result in an issuance of shares of Common Stock under the Plan and accordingly will not reduce the number of shares of Common Stock subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; and (2) the settlement of any portion of an Award in cash (*i.e.*, the Participant receives cash rather than shares of Common Stock).

(iii) Reversion of Shares to the Share Reserve.

(1) Shares Available for Subsequent Issuance. If any shares of Common Stock issued pursuant to an Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares, then such shares will revert to the Share Reserve and become available again for issuance under the Plan (such shares, the "*2020 Plan Returning Shares*").

(2) Shares Not Available for Subsequent Issuance. The following shares of Common Stock will not become available again for issuance under the Plan: (i) any shares that are reacquired or withheld (or not issued) by the Company to satisfy the exercise, strike or purchase price of an Award or a Prior Plan Award (including any shares subject to such award that are not delivered because such award is exercised through a reduction of shares subject to such award (*i.e.*, "net exercised")); (ii) any shares that are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with an Award or a Prior Plan Award; (iii) any shares repurchased by the Company on the open market with the proceeds of the exercise, strike or purchase price of an Award or a Prior Plan Award; and (iv) in the event that a Stock Appreciation Right granted under the Plan or a stock appreciation right granted under the Prior Plan is settled in shares of Common Stock, the gross number of shares of Common Stock subject to such award.

3. ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) such Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as "service recipient stock" under Section 409A because such Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.

(c) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustment as necessary to implement any Capitalization Adjustment, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is 34,135,000 shares.

(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, by the Company to any individual for service as a Non-Employee Director with respect to any period commencing on the date of the Annual Meeting for a particular year and ending on the date of the Annual Meeting for the next subsequent year (the "***Annual Period***"), including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed $1,250,000 in total value. In addition, the aggregate value of any equity award(s) granted under the Plan or otherwise by the Company to any individual for service as a Non-Employee Director upon or in connection with his or her initial election or appointment to the Board will not exceed $2,000,000 in total value; for the avoidance of doubt, the aggregate compensation granted or paid, as applicable, by the Company to any individual for service as a Non-Employee Director with respect to an Annual Period in which such individual is first appointed or elected to the Board will not exceed the sum of the two preceding limitations in this Section 3(d). The value of any equity awards, for purposes of the limitations described in this Section 3(d), will be calculated based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) will apply beginning with the Annual Period in which the Annual Meeting in 2020 occurs.

4. OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; *provided, however*, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; *provided, however*, that each Option Agreement and SAR Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a "cashless exercise" program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) the Common Stock is publicly traded at the time of exercise, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise a SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the SAR Agreement or otherwise provided by the Company. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and *provided, further*, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; *provided, however*, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant's request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant's Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant's Continuous Service is terminated for Cause, the Participant's Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service, and the Participant will have no further right, title or interest in the forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than for Cause. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, subject to Section 4(i), if a Participant's Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; *provided, however*, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant's Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant's Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant's death; or

(iv) 18 months following the date of the Participant's death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination or death, as applicable, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant's Continuous Service terminates for any reason other than for Cause and, at any time during the applicable Post-Termination Exercise Period: (i) the exercise of the Participant's Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law; or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company's Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; *provided, however*, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant's death or Disability, (ii) a Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant's retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company's then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5. AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board. The terms and conditions of separate Restricted Stock Awards and RSU Awards need not be identical; *provided, however*, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company's instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSU Awards. A RSU Award represents a Participant's right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company's unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to a RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards. A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(2) RSU Awards. Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant's services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant's services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant's Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant's Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement, and (2) any portion of the Participant's RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Settlement of RSU Awards. A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards, and all other terms and conditions of such Other Awards.

6. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan pursuant to Section 2(a); (ii) the class(es) and maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); and (iii) the class(es) and number of shares of Common Stock and the exercise, strike or purchase price of Common Stock subject to outstanding Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock will be created in order to implement any Capitalization Adjustment. The Board will determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that may be created by the adjustments referred to in the preceding provisions of this Section 6(a).

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to a forfeiture condition or the Company's right of repurchase may be reacquired or repurchased by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service.

(c) Transaction. In the event of a Transaction, the provisions of this Section 6(c) will apply to each outstanding Award unless otherwise provided in the instrument evidencing the Award, in any other written agreement between a Participant and the Company or an Affiliate, or in any director compensation policy of the Company.

(i) Awards May Be Assumed. In the event of a Transaction, the Acquiring Entity may assume or continue any or all outstanding Awards or may substitute similar awards for any or all outstanding Awards (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to outstanding Awards may be assigned by the Company to the Acquiring Entity. For clarity, in the event of a Transaction, the Acquiring Entity may choose to assume or continue only a portion of an outstanding Award, to substitute a similar award for only a portion of an outstanding Award, or to assume or continue, or substitute similar awards for, the outstanding Awards held by some, but not all, Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Employee and Director Participants. In the event of a Transaction in which the Acquiring Entity does not assume or continue outstanding Awards or substitute similar awards for outstanding Awards, then with respect to any such Awards that have not been assumed, continued or substituted and that are held by Participants who are Employees or Directors and, in each case, whose Continuous Service has not terminated prior to the effective time of the Transaction (referred to as the "***Current Employee and Director Participants***"), the vesting (and exercisability, if applicable) of such Awards will be accelerated in full (and with respect to any such Awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of the Transaction) to a date prior to the effective time of such Transaction (contingent upon the effectiveness of the Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is 15 days prior to the effective time of the Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Transaction). With respect to the vesting of Awards that will accelerate upon the occurrence of a Transaction pursuant to this Section 6(c)(ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Transaction.

(iii) Awards Held by Persons other than Current Participants. In the event of a Transaction in which the Acquiring Entity does not assume or continue outstanding Awards or substitute similar awards for outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Employee and Director Participants, such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised at or prior to the effective time of a Transaction, the Board may provide that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award, over (2) any exercise price payable by such holder in connection with such exercise.

(d) Involuntary Termination Upon or Following a Transaction. Except as otherwise provided in the Award Agreement, in any other written agreement between a Participant and the Company or an Affiliate, or in any director compensation policy of the Company, in the event that an Employee or Director's Continuous Service is involuntarily terminated without Cause (including any such termination due to such Employee or Director's death or Disability) upon or within 12 months following the effective time of a Transaction, the vesting (and exercisability, if applicable) of any Assumed Awards (as defined in this Section 6(d)) held by such Employee or Director as of the date of such termination will be accelerated in full (and with respect to any such Awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of such termination), effective as of the date of such termination. For purposes of this Section 6(d), an "*Assumed Award*" means any outstanding Award that was assumed or continued, or any outstanding similar award that was granted in substitution for an Award, in each case by the Acquiring Entity in connection with the applicable Transaction.

(e) Appointment of Stockholder Representative. As a condition to the receipt of an Award, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant's behalf with respect to any escrow, indemnities and any contingent consideration.

(f) No Restriction on Right to Undertake Transactions. The grant of any Award and the issuance of shares of Common Stock pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 7(c).

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time: (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; and (6) the Fair Market Value applicable to an Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Awards fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock, including any Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair a Participant's rights under any Award granted while the Plan is in effect unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; *provided, however,* that stockholder approval will be required for any such amendment to the extent required by Applicable Law. Except as provided above, a Participant's rights under any Award granted before any amendment of the Plan will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided, however*, that a Participant's rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with any Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act, and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Cancellation and Re-Grant of Awards. Except in connection with a Transaction, as provided in Section 6(a) relating to Capitalization Adjustments, or unless the stockholders of the Company have approved such an action within 12 months prior to such an event, neither the Board nor any Committee will have the authority to: (i) reduce the exercise or strike price of any outstanding Option or SAR; or (ii) cancel any outstanding Option or SAR that has an exercise or strike price greater than the then-current Fair Market Value in exchange for cash or other Awards under the Plan.

(f) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof; and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; *provided, however*, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8. TAX WITHHOLDING.

(a) Withholding Authorization. As a condition to acceptance of any Award, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for, any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company will have no obligation to issue shares of Common Stock subject to an Award, unless and until such withholding obligations are satisfied.

(b) Satisfaction of Withholding Obligations. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a "cashless exercise" pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such Participant as to the time or manner of exercising an Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such Participant of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to any Participant and will not be liable to any Participant for any adverse tax consequences to such Participant in connection with an Award. As a condition to accepting an Award, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges that any Option or SAR is exempt from Section 409A only if the exercise or strike price of such Option or SAR is at least equal to the "fair market value" of the Common Stock on the date of grant of such Option or SAR as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR, each Participant agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that the exercise or strike price of such Option or SAR is less than the "fair market value" of the Common Stock on the date of grant of such Option or SAR as subsequently determined by the Internal Revenue Service.

(d) Withholding Indemnification. As a condition to accepting an Award, in the event that the amount of the Company's and/ or its Affiliate's withholding obligations in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9. Miscellaneous.

(a) Dividends and Dividend Equivalents. Dividends or dividend equivalents may not be paid or credited to any Awards.

(b) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(c) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(d) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (*e.g.*, Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (*e.g.*, exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(e) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(f) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(g) Change in Time Commitment. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee and has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(h) Execution of Additional Documents. As a condition to accepting an Award, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator's sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator's request.

(i) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award, the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (*e.g.*, a stock certificate or electronic entry evidencing such shares) will be determined by the Company.

(j) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with the following, as applicable: (i) the Neurocrine Biosciences, Inc. Policy for Recoupment of Incentive Compensation; (ii) the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy; (iii) any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law; and (iv) any other clawback policy that the Company adopts. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant's right to voluntary terminate employment upon a "resignation for good reason," or for a "constructive termination" or any similar term under any plan of or agreement with the Company.

(k) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(l) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or an Award Agreement, Awards may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(m) Effect on Other Employee Benefit Plans. The value of any Award, as determined upon grant, vesting or settlement, will not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant's benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company's or any Affiliate's employee benefit plans.

(n) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals by will be made in accordance with the requirements of Section 409A.

(o) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and each Award Agreement will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A is a "specified employee" for purposes of Section 409A, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment may be made in a manner that complies with

Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(p) Choice of Law. This Plan and any controversy arising out of or relating to this Plan will be governed by, and construed in accordance with, the internal laws of the State of California, without regard to conflict of law principles that would result in any application of any law other than the law of the State of California.

10. COVENANTS OF THE COMPANY.

(a) Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; *provided, however*, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11. ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section 11 are expressly superseded by the provisions in an Award Agreement, the provisions of this Section 11 will apply and will supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this Section 11(b) will apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant's Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date; (ii) the 60th day that follows the applicable vesting date; or (iii) any date that is permitted without incurring adverse tax consequences under Section 409A.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant's Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant's Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant's Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to "specified employees," as defined in Section 409A(a)(2)(B)(i) of the Code, such shares will not be issued before the date that is six months following the date of such Participant's Separation from Service, or, if earlier, the date of the Participant's death that occurs within such six month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant's Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award will not accelerate the issuance date of the shares, but the shares will instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant's Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Transaction for Employees and Consultants. The provisions of this Section 11(c) will apply and will supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions will apply to any Vested Non-Exempt Award in connection with a Transaction:

(1) If the Transaction is also a Section 409A Change in Control, then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control, the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-

Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award will be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Transaction had not occurred. In the Acquiring Entity's discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Transaction.

(ii) **Unvested Non-Exempt Awards.** The following provisions will apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to Section 11(e).

(1) In the event of a Transaction, the Acquiring Entity will assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award will be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Transaction had not occurred. In the Acquiring Entity's discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Transaction.

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Transaction, then such Award will automatically terminate and be forfeited upon the Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in Section 11(e)(ii). In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award will be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Transaction.

(3) The foregoing treatment will apply with respect to all Unvested Non-Exempt Awards upon any Transaction, and regardless of whether or not such Transaction is also a Section 409A Change in Control.

(d) **Treatment of Non-Exempt Awards Upon a Transaction for Non-Employee Directors.** The following provisions of this Section 11(d) will apply and will supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Transaction.

(i) If the Transaction is also a Section 409A Change in Control, then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control, the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Transaction. The shares to be issued in respect of the Non-Exempt Director Award will be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Transaction had not occurred. In the Acquiring Entity's discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) will apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award will not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provide that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation from Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a "separation from service" such Participant is subject to the distribution limitations contained in Section 409A applicable to "specified employees," as defined in Section 409A(a)(2)(B)(i) of the Code, such shares will not be issued before the date that is six months following the date of the Participant's Separation from Service, or, if earlier, the date of the Participant's death that occurs within such six month period.

(iv) The provisions in this Section 11(e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12. SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13. TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. Unless terminated sooner by the Board, the Plan will automatically terminate on the day before the tenth anniversary of the earlier of: (i) the Adoption Date; or (ii) the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14. DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) "*Acquiring Entity*" means the surviving or acquiring corporation (or the surviving or acquiring corporation's parent company) in connection with a Transaction.

(b) "*Adoption Date*" means the date the Plan is first approved by the Compensation Committee.

(c) "*Affiliate*" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(d) "*Annual Meeting*" means the first meeting of the Company's stockholders held each calendar year at which Directors are selected.

(e) "*Applicable Law*" means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(f) "*Appreciation Award*" means (i) a stock option or stock appreciation right granted under the Prior Plan or (ii) an Option or SAR, in each case with respect to which the exercise or strike price is at least 100% of the Fair Market Value of the Common Stock subject to the stock option or stock appreciation right, or Option or SAR, as applicable, on the date of grant.

(g) "*Award*" means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a SAR, a Restricted Stock Award, a RSU Award, a Performance Award or any Other Award).

(h) "*Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written

summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.

(i) "**Board**" means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board will be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination will be final and binding on all Participants.

(j) "**Capitalization Adjustment**" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(k) "**Cause**" has the meaning ascribed to such term in any written agreement between the Participant and the Company or an Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant's commission of any crime involving fraud, dishonesty or moral turpitude; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company or an Affiliate that results in (or might have reasonably resulted in) material harm to the business of the Company or an Affiliate; (iii) such Participant's intentional, material violation of any contract or agreement between such Participant and the Company or an Affiliate, or of any statutory duty such Participant owes to the Company or an Affiliate; or (iv) such Participant's conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that results in (or might have reasonably resulted in) material harm to the business of the Company or an Affiliate; *provided, however*, that the action or conduct described in clauses (iii) and (iv) above will constitute "**Cause**" only if such action or conduct continues after the Company has provided such Participant with written notice thereof and not less than five business days to cure the same. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are Officers and by the Chief Executive Officer of the Company with respect to Participants who are not Officers. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(l) "**Change in Control**" or "**Change of Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; *provided, however*, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, such transaction also constitutes a Section 409A Change in Control:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the "**Subject Person**") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date the Plan is adopted by the Compensation Committee, are members of the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the members of the Board; *provided, however*, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that (1) if no definition of Change in Control (or any analogous term) is set forth in such an individual written agreement, the foregoing definition will apply; and (2) no Change in Control (or any analogous term) will be deemed to occur with respect to Awards subject to such an individual written agreement without a requirement that the Change in Control (or any analogous term) actually occur.

(m) "***Code***" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(n) "***Committee***" means the Compensation Committee and any other committee of Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(o) "***Common Stock***" means the common stock of the Company.

(p) "***Company***" means Neurocrine Biosciences, Inc., a Delaware corporation.

(q) "***Compensation Committee***" means the Compensation Committee of the Board.

(r) "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(s) "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service; *provided, however,* that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the Chief Executive Officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or Chief Executive Officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(t) "***Corporate Transaction***" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 90% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(u) "*determine*" *or* "*determined*" means as determined by the Board or the Committee (or its designee) in its sole discretion.

(v) "*Director*" means a member of the Board of Directors of the Company.

(w) "*Disability*" means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(x) "*Effective Date*" means the date of the Annual Meeting in 2020, provided this Plan is approved by the Company's stockholders at such meeting.

(y) "*Employee*" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(z) "*Employer*" means the Company or the Affiliate of the Company that employs the Participant.

(aa) "*Entity*" means a corporation, partnership, limited liability company or other entity.

(bb) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(cc) "*Exchange Act Person*" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary, (ii) any employee benefit plan of the Company or any Subsidiary or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(dd) "*Fair Market Value*" means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

    (i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

    (ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

    (iii) In the absence of such exchange or market for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(ee) "*Full Value Award*" means (i) a stock award granted under the Prior Plan or (ii) an Award, in each case that is not an Appreciation Award.

(ff) "*Governmental Body*" means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(gg) "*Grant Notice*" means the notice provided to a Participant that he or she has been granted an Award and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(hh) "*Incentive Stock Option*" means an option granted pursuant to Section 4 that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(ii) "*Materially Impair*" means that a Participant's rights under an Award will be materially adversely affected by a suspension or termination of the Plan, an amendment of the Plan, or an amendment to the terms of the Award, as applicable. For purposes of the Plan, a Participant's rights under an Award will not be deemed to have been Materially Impaired by any of the foregoing actions if the Board, in its sole discretion, determines that such action, taken as a whole, does not materially impair the Participant's rights under the Award. For example, an amendment to the terms of an Award in order to do any of the following, or that results in any of the following, will not be deemed to Materially Impair the Participant's rights under the Award: (i) an imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) a change in the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(jj) "*Non-Employee Director*" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("*Regulation S-K*")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K, or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(kk) "*Non-Exempt Award*" means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Agreement.

(ll) "*Non-Exempt Director Award*" means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(mm) "*Non-Exempt Severance Arrangement*" means a severance arrangement or other agreement between the Participant and the Company or an Affiliate that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant's termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) ("*Separation from Service*")) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(nn) "*Nonstatutory Stock Option*" means any option granted pursuant to Section 4 that does not qualify as an Incentive Stock Option.

(oo) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(pp) "*Option*" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock which is granted pursuant to the terms and conditions of Section 4.

(qq) "*Option Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(rr) "*Other Award*" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).

(ss) "*Other Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(tt) "*Own*," "*Owned*," "*Owner*," or "*Ownership*" means that a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(uu) "*Participant*" means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(vv) "*Performance Award*" means an Award that may vest or may be exercised, or that may become earned and paid, contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted pursuant to the terms and conditions of Section 5(b) and such terms as approved by the Board.

(ww) "*Performance Criteria*" means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following, as determined by the Board: (1) earnings (including earnings per share and net earnings, in either case before or after any or all of: interest, taxes, depreciation and amortization, legal settlements or other income (expense), or stock-based compensation, other non-cash expenses and changes in deferred revenue); (2) total stockholder return; (3) return on equity or average stockholder's equity; (4) return on assets, investment, or capital employed; (5) stock price; (6) margin (including gross margin); (7) income (before or after taxes); (8) operating income; (9) operating income after taxes; (10) pre-tax profit; (11) operating cash flow; (12) sales, prescriptions, or revenue targets; (13) increases in revenue or product revenue; (14) expenses and cost reduction goals; (15) improvement in or attainment of working capital levels; (16) economic value added (or an equivalent metric); (17) market share; (18) cash flow; (19) cash flow per share; (20) cash burn; (21) share price performance; (22) debt reduction; (23) implementation or completion of projects or processes (including, without limitation, discovery of a pre-clinical drug candidate, recommendation of a drug candidate to enter a clinical trial, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, presentation of studies and launch of commercial plans, compliance programs or education campaigns); (24) customer satisfaction; (25) stockholders' equity; (26) capital expenditures; (27) debt levels; (28) financings; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) employee hiring; (34) funds from operations; (35) budget management; (36) strategic partnerships or transactions (including acquisitions, joint ventures or licensing transactions); (37) engagement of thought leaders and patient advocacy groups; (38) enhancement of intellectual property portfolio, filing of patent applications and granting of patents; (39) litigation preparation and management; and (40) any other measure of performance selected by the Board.

(xx) "*Performance Goals*" means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of the Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company's bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the U.S. Food and Drug Administration or any other regulatory body. In addition, the Board retains the discretion to define the manner of calculating the Performance Criteria it selects to use for a Performance Period and to reduce or eliminate the compensation or economic benefit due upon the attainment of any Performance Goal. Partial attainment of any Performance Goal may result in payment or vesting corresponding to the degree of attainment as specified in the applicable Award Agreement or the written terms of a Performance Award.

(yy) "*Performance Period*" means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to vesting or exercise of, or any payment under, an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(zz) "*Plan*" means this Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan.

(aaa) "*Plan Administrator*" means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company's other equity incentive programs.

(bbb) "*Post-Termination Exercise Period*" means the period following termination of a Participant's Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(ccc) "*Prior Plan*" means the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan.

(ddd) "*Prior Plan Award*" means an award granted under the Prior Plan that is outstanding as of the Effective Date.

(eee) "*Prior Plan's Available Reserve*" means the number of shares available for the grant of new awards under the Prior Plan as of immediately following the Effective Date.

(fff) "***Prior Plan's Returning Shares***" means shares of Common Stock subject to a Prior Plan Award that following the Effective Date: (i) are not issued because such Prior Plan Award or any portion thereof expires or otherwise terminates without all of the shares covered by such Prior Plan Award having been issued; (ii) are not issued because such Prior Plan Award or any portion thereof is settled in cash; or (iii) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares.

(ggg) "***Prospectus***" means the document containing the Plan information specified in Section 10(a) of the Securities Act.

(hhh) "***Restricted Stock Award***" means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(iii) "***Restricted Stock Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(jjj) "***RSU Award***" means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(kkk) "***RSU Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(lll) "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(mmm) "***Rule 405***" means Rule 405 promulgated under the Securities Act.

(nnn) "***Section 409A***" means Section 409A of the Code and the regulations and other guidance thereunder.

(ooo) "***Section 409A Change in Control***" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company's assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(ppp) "***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(qqq) "***Share Reserve***" means the number of shares of Common Stock available for issuance under the Plan as set forth in Section 2(a)(i).

(rrr) "***SAR***" or "***Stock Appreciation Right***" means a right to receive the appreciation on Common Stock which is granted pursuant to the terms and conditions of Section 4.

(sss) "***SAR Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(ttt) "***Subsidiary***" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(uuu) "***Ten Percent Stockholder***" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(vvv) "***Trading Policy***" means the Company's policy permitting certain individuals to sell Company shares only during certain "window" periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(www) "***Transaction***" means a Corporate Transaction or a Change in Control.

(xxx) "*Unvested Non-Exempt Award*" means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Transaction.

(yyy) "*Vested Non-Exempt Award*" means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Transaction.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission file number 0-22705

NEUROCRINE BIOSCIENCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**33-0525145**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12780 El Camino Real, San Diego, California	**92130**
(Address of principal executive offices)	(Zip Code)

(858) 617-7600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value	**NBIX**	**Nasdaq Global Select Market**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☑   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐   Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

The aggregate market value of registrant's common stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2023, was $7.9 billion.

As of February 5, 2024, 99,507,490 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the registrant's annual meeting of stockholders to be filed pursuant to Regulation 14A within 120 days following the end of the registrant's fiscal year ended December 31, 2023 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

NEUROCRINE, the Neurocrine logo, INGREZZA, the INGREZZA logo, and other Neurocrine Biosciences trademarks are the property of Neurocrine Biosciences, Inc. ALKINDI, EFMODY, and other Diurnal trademarks are the property of Diurnal Limited, a Neurocrine Biosciences company. Any other brand names or trademarks appearing in this Annual Report that are not the property of Neurocrine Biosciences, Inc. are the property of their respective holders.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and the information incorporated herein by reference contain forward-looking statements that involve a number of risks and uncertainties. Although our forward-looking statements reflect the good faith judgment of our management, these statements can only be based on facts and factors currently known by us. Consequently, these forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

Forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "hopes," "may," "will," "plan," "intends," "estimates," "could," "should," "would," "continue," "seeks," "pro forma," or "anticipates," or other similar words (including their use in the negative), or by discussions of future matters such as the development of new products, technology enhancements, possible changes in legislation and other statements that are not historical. These statements include but are not limited to statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as other sections in this report. You should be aware that the occurrence of any of the events discussed under the heading in Part I titled "Item 1A. Risk Factors" and elsewhere in this report could substantially harm our business, results of operations and financial condition and that if any of these events occurs, the trading price of our common stock could decline and you could lose all or a part of the value of your shares of our common stock.

The cautionary statements made in this report are intended to be applicable to all related forward-looking statements wherever they may appear in this report. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we assume no obligation to update our forward-looking statements, even if new information becomes available in the future.

Item 1. Business

Overview

Neurocrine Biosciences is a neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs, but few options. For three decades, we have applied our unique insight into neuroscience and the interconnections between brain and body systems to advance medicines for the treatment of under-addressed neurological, neuroendocrine and neuropsychiatric disorders and we will continue to relentlessly pursue medicines to ease the burden of debilitating diseases and disorders.

We launched INGREZZA in the U.S. in May 2017 as the first U.S. Food and Drug Administration (FDA)-approved drug for the treatment of tardive dyskinesia and in August 2023 for the treatment of chorea associated with Huntington's disease. INGREZZA provides a once-daily dosing treatment option with a recommended dose of 40 mg taken for the first seven days of treatment for tardive dyskinesia and fourteen days for chorea associated with Huntington's disease, and an option to take 40 mg, 60 mg, or 80 mg thereafter, depending on the patient's dosing needs.

In 2023, INGREZZA helped more people affected by tardive dyskinesia than ever before, reflecting higher prescription demand driven by increased commercial activities, including the continued investment in our branded direct-to-consumer INGREZZA advertising campaign and benefit from the expansion of our sales force completed in April 2022. Going forward, key elements of our commercial strategy include maximizing the opportunity in INGREZZA through consistent and effective commercial execution, continued development of valbenazine as the best-in-class treatment for new patient populations and to lead the evolving understanding of VMAT2 biology and its role in disease. INGREZZA net product sales totaled $1.8 billion for 2023, $1.4 billion for 2022 and $1.1 billion for 2021 and accounted for approximately 99% of our total net product sales for 2023.

Our internal research and development efforts are focused on innovative therapies with clear and defined clinical and regulatory paths to approval. From time to time, we supplement our internal research and development efforts by in-licensing the rights to certain clinical development programs or by acquiring businesses that synergize with and allow us to capitalize on our existing development and commercial capabilities.

Commercial Products

Product	Indication	Major Markets
INGREZZA® (valbenazine) capsules	Tardive Dyskinesia	U.S., Japan, Select Asian Markets [1]
	Chorea Associated with Huntington's Disease	
Alkindi® hydrocortisone granules in capsules for opening	Adrenal Insufficiency	U.S., United Kingdom, EU4 [2] [3]
Efmody® Hydrocortisone modified-release hard capsules	Classic Congenital Adrenal Hyperplasia	United Kingdom, EU4 [3]
Orilissa® elagolix tablets 150 mg 200 mg	Endometriosis	U.S. [4]
Oriahnn™ elagolix, estradiol and norethindrone acetate capsules and elagolix capsules 300 mg/1 mg/0.5 mg and 300 mg	Uterine Fibroids	U.S. [4]

(1) INGREZZA is marketed as DYSVAL® (valbenazine) in Japan and REMLEAS® (valbenazine) in other select Asian markets, where Mitsubishi Tanabe Pharma Corporation retains commercialization rights.

(2) ALKINDI is marketed as ALKINDI SPRINKLE® (hydrocortisone) in the U.S., where Eton Pharmaceuticals, Inc. retains commercialization rights.

(3) The EU4 market is made up of the following countries: Germany, France, Italy and Spain.

(4) AbbVie Inc. retains global commercialization rights to elagolix.

Marketing and Distribution

Our specialty sales force consists of approximately 400 experienced sales professionals located in the U.S. and is divided into three dedicated sales teams focused on psychiatry, neurology and long-term care.

For INGREZZA, our customers in the U.S. consist of a limited network of specialty pharmacy providers that deliver INGREZZA to patients by mail, wholesale distributors that distribute INGREZZA primarily to certain specialty pharmacies, and specialty distributors that distribute INGREZZA primarily to closed-door pharmacies and government facilities. We rely on third-party service providers to perform a variety of functions related to the packaging, storage and distribution of INGREZZA.

Manufacturing and Supply

We currently rely on, and intend to continue to rely on, third-party manufacturers for the production of INGREZZA and our product candidates. Raw materials, active pharmaceutical ingredients (API) and other supplies required for the production of INGREZZA and our product candidates are sourced from various third-party manufacturers and suppliers in quantities adequate to meet our needs. Continuing adequate supply of such raw materials and API is assured through our long-term commercial supply and manufacturing agreements with multiple manufacturers and our continued focus on the expansion and diversification of our third-party manufacturing relationships.

We believe our outsourced manufacturing strategy enables us to direct our financial resources to the maximization of our opportunity with INGREZZA, investment in our internal research and development programs and expansion of our clinical pipeline through business development opportunities.

Our third-party manufacturers, suppliers and service providers may be subject to routine current Good Manufacturing Practice (cGMP) inspections by the FDA or comparable agencies in other jurisdictions. We depend on our third-party partners and our quality system oversight of them for continued compliance with cGMP requirements and applicable foreign standards.

Clinical Development Programs

The following table highlights our current clinical development programs and the current phase of development for such programs.

Program	Indication	Mechanism of Action	Phase 1	Phase 2	Phase 3	NDA
Neurology						
valbenazine*	Sprinkle Formulation	VMAT2 Inhibitor				●
valbenazine*	Dyskinetic Cerebral Palsy	VMAT2 Inhibitor			●	
NBI-827104[2]	EE-CSWS	$Ca_v3.1, 3.2, 3.3$		●		
NBI-921352[3]	SCN8A-DEE	$Na_v1.6$		●		
NBI-1076986	Movement Disorders	M4 Antagonist	●			
Neuroendocrinology						
crinecerfont[4]	CAH: Adults	CRF-R1				●
crinecerfont[4]	CAH: Pediatrics	CRF-R1				●
Efmody	Adrenal Insufficiency	GC Receptor		●		
Efmody	CAH	GC Receptor		●		
Neuropsychiatry						
valbenazine*	ATS	VMAT2 Inhibitor			●	
NBI-1065845[5]	Inadequate Response-MDD	AMPA		●		
luvadaxistat[5]	CIAS	DAAO		●		
NBI-1117568[1]	Schizophrenia	M4 Agonist		●		
NBI-1070770[5]	MDD	NMDA NR2B NAM		●		
NBI-1117570[1]	CNS Indications	M1/M4-Dual	●			
NBI-1117569[1]	CNS Indications	M4-Preferring	●			
NBI-1117567[1+]	CNS Indications	M1-Preferring	●			
NBI-1065890	CNS Indications	VMAT2 Inhibitor	●			

* Mitsubishi Tanabe Pharma Corporation retains commercialization rights in Japan and other select Asian markets.

† Heptares Therapeutics Limited retains commercialization rights in Japan, where Neurocrine Biosciences retains the right to opt in to a 50:50 profit sharing arrangement upon certain development events.

(1) This program was in-licensed from Heptares Therapeutics Limited.

(2) This program was in-licensed from Idorsia Pharmaceuticals Ltd.

(3) This program was in-licensed from Xenon Pharmaceuticals Inc.

(4) This program was in-licensed from Sanofi S.A.

(5) This program was in-licensed from Takeda Pharmaceutical Company Limited

Neurocrine Biosciences retains global rights unless otherwise noted.

Neurology

Program	Indication
Valbenazine. Valbenazine is a highly selective VMAT2 inhibitor. VMAT2 is a protein concentrated in the human brain that is essential for the transmission of nerve impulses between neurons. VMAT2 is primarily responsible for packaging and transporting monoamines (dopamine, norepinephrine, serotonin and histamine) in neurons. Specifically, dopamine enables neurotransmission among nerve cells that are involved in voluntary and involuntary motor control.	***Dyskinetic Cerebral Palsy.*** Dyskinetic cerebral palsy is a non-progressive, permanent disorder marked by involuntary movement and is a result of damage to the fetal or infant brain's basal ganglia. The basal ganglia are responsible for submitting messages to the body to help coordinate and control movements. When damaged, voluntary movements are compromised, resulting in involuntary and abnormal movements. It affects development and movement and has long term effects on patients' quality of life. The long-term outlook for patients with dyskinetic cerebral palsy will depend upon the severity of the brain damage and how well the treatment works. Dyskinetic cerebral palsy affects up to 15% of the estimated 500,000 to 1 million people affected by cerebral palsy in the U.S.
NBI-921352. NBI-921352 is a potent, highly selective Nav1.6 sodium channel inhibitor being developed to treat pediatric patients with SCN8A-DEE and other potential indications. We acquired the global rights to NBI-921352 in December 2019.	***SCN8A Developmental and Epileptic Encephalopathy Syndrome, or SCN8A-DEE.*** SCN8A-DEE is a rare, extremely severe, single-gene epilepsy caused by mutations in the SCN8A gene that activates Nav1.6, the most highly expressed sodium channel in the excitatory pathways of the central nervous system. Children born with SCN8A-DEE typically start experiencing seizures between birth and 18 months of age, and most have multiple seizures per day. Other symptoms include learning difficulties, muscle spasms, low or high muscle tone, poor coordination, developmental delay and features similar to autism. As SCN8a mutations were discovered only recently, prevalence estimates will be determined in the future as awareness of and access to genetic surveillance increases. NBI-921352 has been granted orphan drug and rare pediatric disease designations for the treatment of SCN8A-DEE in the U.S.

Valbenazine in Pediatrics and Adults with Dyskinetic Cerebral Palsy. We have an ongoing Phase 3 randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy, safety and tolerability of valbenazine for the treatment of dyskinetic cerebral palsy in pediatrics and adults (aged 6 to 70 years).

NBI-921352 in Pediatrics and Adolescents with SCN8A-DEE. We have ongoing the KAYAK[TM] study, a Phase 2 randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy, safety and pharmacokinetics of NBI-921352 as adjunctive therapy for seizures in adolescents (aged 12 to 21 years) with SCN8A-DEE. In January 2022, the study protocol was amended to include pediatrics (aged 2 to 11 years) with SCN8A-DEE.

Neuroendocrinology

Program	Indication
Crinecerfont. Crinecerfont is an investigational, oral, selective corticotropin-releasing factor type 1 (CRF1) receptor antagonist being developed to reduce and control excess adrenal androgens through a steroid-independent mechanism for the treatment of classic congenital adrenal hyperplasia (CAH) due to 21-hydroxylase deficiency (21-OHD). Crinecerfont has received orphan drug designation in the U.S. from the FDA and in the European Union (EU) from the European Medicines Agency (EMA). Crinecerfont has also received Breakthrough Therapy designation in the U.S. from the FDA for the treatment of CAH due to 21-OHD in adults and pediatrics.	***Classic Congenital Adrenal Hyperplasia.*** CAH is a genetic disorder that causes little to no cortisol production and increased secretion of adrenocorticotropic hormone (ACTH) and androgens. In approximately 75% of cases, the adrenal glands cannot produce aldosterone, which can result in salt wasting adrenal crisis, causing extreme weakness, low blood pressure, shock, and even death. There are currently no non-steroidal FDA-approved treatments for CAH. CAH affects up to an estimated 30,000 people in the U.S. and 50,000 people in Europe.
EFMODY. EFMODY is a modified-release preparation of hydrocortisone that mimics the physiological circadian rhythm of cortisol and has been specifically designed for patients with diseases of cortisol deficiency, such as CAH and adrenal insufficiency.	***Classic Congenital Adrenal Hyperplasia.*** ***Adrenal Insufficiency.*** Adrenal insufficiency is a rare condition caused by inadequate production of steroid hormones in the cortex of the adrenal glands. Adrenal insufficiency can result in severe fatigue and, if left untreated, adrenal crisis that may be life threatening.

Crinecerfont in Adults with CAH. In September 2023, we announced positive top-line data from the Phase 3 CAHtalyst™ clinical study of crinecerfont in adults with CAH due to 21-OHD. The Phase 3 adult study met its primary endpoint at Week 24, demonstrating that treatment with crinecerfont resulted in a statistically significant percent reduction in daily glucocorticoid (GC) dose versus placebo while maintaining androgen control (p-value <0.0001). The study also met important key secondary endpoints, with a statistically significant decrease in androstenedione at Week 4 versus placebo (p-value <0.0001). At Week 24, approximately 63% of patients on crinecerfont achieved a reduction to a physiologic GC dose versus approximately 18% on placebo (p-value <0.0001). The data from the Phase 3 adult study, including data from the open-label treatment period, will support New Drug Application (NDA) submission to the FDA in the second quarter of 2024.

Crinecerfont in Pediatrics with CAH. In October 2023, we announced positive top-line data from the Phase 3 CAHtalyst™ clinical study of crinecerfont in pediatrics (aged 2 to 17 years) with CAH due to 21-OHD. The Phase 3 pediatric study met its primary endpoint, demonstrating that treatment with crinecerfont resulted in a statistically significant decrease in serum androstenedione from baseline at Week 4 versus placebo following a GC stable period (p = 0.0002). Consistent with the results from the Phase 3 adult study, crinecerfont treatment led to a statistically significant percent reduction from baseline in daily GC dose while maintaining androgen control at Week 28 versus placebo (p < 0.0001). Approximately 30% of participants receiving crinecerfont achieved a reduction to a physiologic GC dose while maintaining androgen control compared to 0% of participants receiving placebo. The study also met the other key secondary endpoint demonstrating a statistically significant decrease in serum 17-hydroxyprogesterone from baseline at Week 4 versus placebo (p < 0.0001). The data from the Phase 3 pediatric study, including data from the open-label treatment period, will support NDA submission to the FDA in the second quarter of 2024.

EFMODY in Adolescents and Adults with CAH. We have an ongoing Phase 2 randomized, double-blind, active-controlled clinical study to evaluate the efficacy, safety and tolerability of twice-daily EFMODY compared with twice-daily Cortef® (immediate-release hydrocortisone tablets) in adolescents and adults (aged 16 years and older) with CAH. We anticipate having top-line data for this clinical study in the first half of 2024.

EFMODY in Adults with Adrenal Insufficiency. We have ongoing the CHAMPAIN study, a Phase 2 randomized, double-blind, double-dummy, two-way crossover clinical study to evaluate the efficacy, safety and tolerability of twice-daily EFMODY compared with once-daily Plenadren® (modified-release hydrocortisone tablets) in adults with primary adrenal insufficiency. We anticipate having top-line data for this clinical study in the first half of 2024.

Neuropsychiatry

Program	Indication
Valbenazine. Valbenazine is a highly selective VMAT2 inhibitor. VMAT2 is a protein concentrated in the human brain that is essential for the transmission of nerve impulses between neurons. VMAT2 is primarily responsible for packaging and transporting monoamines (dopamine, norepinephrine, serotonin and histamine) in neurons. Specifically, dopamine enables neurotransmission among nerve cells that are involved in voluntary and involuntary motor control.	**Schizophrenia.** Schizophrenia is a spectrum of serious neuropsychiatric brain diseases in which people interpret reality abnormally. Schizophrenia may result in some combination of hallucinations, delusions and extremely disordered thinking and behavior that impairs daily life. People with schizophrenia typically require lifelong treatment. Early treatment may help improve long-term prognosis and get symptoms under control before serious complications develop. Schizophrenia affects an estimated 3.5 million people in the U.S. All currently approved antipsychotic medications are believed to work through direct action on monoaminergic receptors, with approximately 40% of patients reporting negative side effects and approximately 30% not benefiting adequately from these medications.
NBI-1117568. NBI-1117568 is a potential first-in-class muscarinic M4 receptor agonist with the potential to be developed for the treatment of schizophrenia. As a selective M4 orthosteric agonist, NBI-1117568 offers the potential for an improved safety profile without the need for combination therapy to ameliorate off-target effects or for cooperativity with acetylcholine. Muscarinic receptors are central to brain function and validated as drug targets in psychosis and cognitive disorders. We acquired the global rights to NBI-1117568 in December 2021.	
Luvadaxistat. Luvadaxistat is a potential first-in-class D-Amino Acid Oxidase (DAAO) inhibitor with the potential to be developed for the treatment of cognitive impairment associated with schizophrenia. We acquired the global rights to luvadaxistat in June 2020.	**Cognitive Impairment Associated with Schizophrenia, or CIAS.** CIAS, which may include deficits in attention, working memory and executive function, has a negative impact on patients' quality of life and ability to function. Although cognitive symptoms in schizophrenia are well characterized, no formal diagnostic criteria exist. Furthermore, no pharmacological agents are approved to treat the condition, and no marketed therapy tested to date has established clear, meaningful efficacy, which underscores the difficulty of drug development in this arena and accentuates the unmet need for proven treatment options. Approximately 80% of the estimated 3.5 million people affected by schizophrenia in the U.S. experience clinically relevant cognitive impairment.
NBI-1065845. NBI-1065845 is a potential first-in-class Alpha-Amino-3-Hydroxy-5-Methyl-4-Isoxazole Propionic Acid (AMPA) potentiator with the potential to be developed for the treatment of inadequate response to treatment in major depressive disorder. We acquired the global rights to NBI-1065845 in June 2020. NBI-1065845 is currently designated as a 50:50 profit-share product with Takeda Pharmaceutical Company Limited, which retains a one-time opt-out right to convert the designation to a royalty-bearing product.	**Major Depressive Disorder.** Major depressive disorder is one of the leading causes of disability and is characterized by a persistently depressed mood or loss of interest in daily activities that is present most of the day in addition to other symptoms that can impact normal daily functioning, relationships and overall quality of life. Treatments range from selective serotonin reuptake inhibitors, serotonin norepinephrine reuptake inhibitors, atypical antipsychotics, tricyclic antidepressants and psychotherapies, among others. Approximately 30% of the more than 16 million people affected by the disorder in the U.S. do not adequately respond to treatment.

Valbenazine in Adolescents and Adults with Schizophrenia. We have an ongoing Phase 3 randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy, safety and tolerability of valbenazine when administered orally once daily as adjunctive treatment in adolescents and adults (aged 13 years and older) with schizophrenia who have had an inadequate response to antipsychotics.

NBI-1117568 in Adults with Schizophrenia. We have an ongoing Phase 2 multi-center, randomized, double-blind, placebo-controlled, multi-arm, multi-stage clinical study to evaluate the efficacy, safety and tolerability of NBI-1117568 in adults with schizophrenia who are experiencing an acute exacerbation or relapse of symptoms. We anticipate having top-line data for this clinical study in the second half of 2024.

Luvadaxistat in Adults with CIAS. We have ongoing the ERUDITE™ study, a Phase 2 randomized, double-blind, parallel, placebo-controlled clinical study to evaluate the efficacy, safety, tolerability and pharmacokinetics of luvadaxistat when administered orally once daily as adjunctive treatment in adults with CIAS. We anticipate having top-line data for this clinical study in the second half of 2024.

NBI-1065845 in Adults with Inadequate Response to Treatment in Major Depressive Disorder. We have ongoing the SAVITRI™ study, a Phase 2 randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy and safety of NBI-1065845 as adjunctive treatment in adults with inadequate response to treatment in major depressive disorder. We anticipate having top-line data for this clinical study in the first half of 2024.

Intellectual Property

We actively seek to protect our products, product candidates, and related inventions and improvements that we consider important to our business. We own a portfolio of U.S. and ex-U.S. patents and patent applications, and have also licensed rights to a number of U.S. and ex-U.S. patents and patent applications. Our owned and licensed patents and patent applications cover or relate to our products and product candidates, including certain formulations, uses to treat particular conditions, methods of administration, drug delivery technologies and delivery profiles, and methods of manufacturing.

Below is a description of the U.S. and ex-U.S. patents to INGREZZA and crinecerfont:

- INGREZZA, our highly selective VMAT2 inhibitor approved in the U.S. for the treatment of tardive dyskinesia and of chorea associated with Huntington's disease, is covered by 22 issued, FDA Orange Book-listed U.S. patents which are set to expire between 2027 and 2040. Patent term extension corresponding to regulatory approval delay of 552 days has been received for U.S. Patent No. 8,039,627, which now expires in 2031 and covers valbenazine, the active pharmaceutical ingredient contained in INGREZZA. In Japan and in certain other East Asian markets, we are actively pursuing most of the patents corresponding to those listed in the FDA's Orange Book entry for INGREZZA. In 2023, we entered into settlement agreements resolving all patent litigation brought by us against the companies that filed ANDAs seeking approval to market generic versions of INGREZZA, and all cases have been dismissed. Pursuant to the terms of the respective settlement agreements, such companies have the right to sell generic versions of INGREZZA in the U.S. beginning March 1, 2038, or earlier under certain circumstances. Refer to Note 13 to the consolidated financial statements for a more detailed description of these matters.

- Crinecerfont, a CRF1 receptor antagonist under clinical development for the treatment of CAH in adults and children, is covered by U.S. Patent Nos. 10,905,690, 11,311,544, and 11,730,739, among other patents and pending patent applications, set to expire between 2035 and 2044 (not including any potential patent term extensions).

We also own, or have licensed rights to, patents covering our other products and earlier stage product candidates. In addition to the potential patent term extensions referenced above, the products and product candidates in our pipeline may be subject to additional terms of exclusivity that we may obtain by future patent issuances.

Separately, the U.S., the EU, and Japan each provide data and marketing exclusivity for new medicinal compounds. If this protection is available, no competitor may use the original applicant's data as the basis of a generic marketing application during the period of data and marketing exclusivity, which is measured from the date of marketing approval by the FDA or corresponding foreign regulatory authority. This period of exclusivity is generally five years in the U.S., six years in Japan and 10 years in the EU, except that for biologics, the period of exclusivity in the U.S. is 12 years under the Biologics Price Competition and Innovation Act. In addition, if granted orphan drug designation, certain of our product candidates, including, for example, crinecerfont, may also be eligible for marketing exclusivity in the U.S. for seven years and EU for 10 years.

Refer to Part I, Item 1A. Risk Factors for a discussion of the challenges we may face in obtaining or maintaining patent and/or trade secret protection and Note 13 to the consolidated financial statements for a description of our legal proceedings related to intellectual property matters.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our products and product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do.

Competition may also arise from, among other things, other drug development technologies, methods of preventing or reducing the incidence of disease, including vaccines, and new small molecule or other classes of therapeutic agents. Such developments by others (including the development of generic equivalents) may render our product candidates or technologies obsolete or noncompetitive.

- INGREZZA competes with AUSTEDO® (deutetrabenazine), marketed by Teva Pharmaceuticals Industries, for the treatment of tardive dyskinesia in adults and chorea associated with Huntington's disease. A once-daily dosing of AUSTEDO (AUSTEDO XR) was introduced in February 2023. Additionally, there are a number of commercially available medicines used to treat tardive dyskinesia off-label, such as XENAZINE® (tetrabenazine) and generic equivalents, and various antipsychotic medications (e.g., clozapine), anticholinergics, benzodiazepines (off-label), and botulinum toxin. In addition, there are several programs in clinical development by other companies targeting Huntington's disease.

- ORILISSA and ORIAHNN each compete with several FDA-approved products for the treatment of endometriosis, uterine fibroids, infertility and central precocious puberty. Additionally, there is also competition from surgical intervention, including hysterectomies and ablations. Separate from these options, there are many programs in clinical development which serve as potential future competition. Lastly, there are numerous medicines used to treat the symptoms of disease (vs. endometriosis or uterine fibroids directly) which may also serve as competition: oral contraceptives, NSAIDs and other pain medications, including opioids.

- For CAH, high doses of corticosteroids are the current standard of care to both correct the endogenous cortisol deficiency as well as reduce the excessive ACTH levels. In the U.S. alone, there are more than two dozen companies manufacturing steroid-based products. In addition, there are several programs in clinical development by other companies targeting CAH with a variety of approaches including gene therapy.

- Our investigational treatments for potential use in epilepsy may in the future compete with numerous approved anti-seizure medications and development-stage programs being pursued by several other companies. Commonly used anti-seizure medications include phenytoin, levetiracetam, brivaracetam, cenobamate, carbamazepine, clobazam, lamotrigine, valproate, oxcarbazepine, topiramate, lacosamide, perampanel and cannabidiol, among others. There are currently no FDA-approved treatments specifically indicated for the early infantile epileptic encephalopathy SCN8A-DEE; however, a number of different anti-seizure medications are currently used in these patient populations.

- Our investigational treatments for potential use in schizophrenia, anhedonia and depression may in the future compete with several development-stage programs being pursued by other companies. Currently, there are no FDA-approved treatments specifically indicated for anhedonia or CIAS; however, there are a number of different anti-psychotic medications currently used in these patient populations.

- Our investigational treatments for potential use in neurology, neuroendocrinology and neuropsychiatry may in the future compete with numerous approved products and development-stage programs being pursued by several other companies.

Collaboration and License Agreements

Refer to Note 2 to the consolidated financial statements for more information on our significant collaboration and license agreements.

Government Regulation

Our business activities are subject to extensive regulation by the U.S. and other countries. Regulation by government authorities in the U.S. and foreign countries is a significant factor in the development, manufacture, distribution, tracking, marketing and sale of our proposed products and in our ongoing research and product development activities. All of our products in development will require regulatory approval by government agencies prior to commercialization. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources.

In addition, federal and state healthcare laws, and equivalent supranational and foreign laws, restrict business practices in the pharmaceutical industry. These laws include, without limitation, federal, state and foreign fraud and abuse laws, false claims laws, data privacy and security laws, as well as transparency laws and industry codes of conduct regarding payments or other items of value provided to healthcare providers. We have a comprehensive compliance program designed to ensure our business practices remain compliant.

The U.S. federal Anti-Kickback Statute and equivalent foreign laws makes it illegal for any person or entity to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under programs such as a federal healthcare program, such as Medicare or Medicaid in the U.S.

Federal and equivalent foreign civil and criminal false claims laws and the federal civil monetary penalties law and equivalent foreign laws, which prohibit among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed and knowingly making, or causing to be made, a false record or to avoid or decrease an obligation to pay money to the federal government.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services and equivalent foreign laws.

We may be subject to HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their privacy and security regulations, which impose certain obligations, including the adoption of administrative, physical and technical safeguards to protect individually identifiable health information on covered entities subject to HIPAA (i.e., health plans, healthcare clearinghouses and certain healthcare providers) and their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information as well as their covered subcontractors.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar healthcare statutes or regulations that may be broader in scope and may apply regardless of payor. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

The U.S. Foreign Corrupt Practices Act (FCPA) prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments. Similar laws exist in other countries, such as the United Kingdom (UK) or in EU member states, that restrict improper payments to public and private parties. Many countries have laws prohibiting these types of payments within the respective country. In addition to these anti-corruption laws, we are subject to import and export control laws, tariffs, trade barriers, economic sanctions, and regulatory limitations on our ability to operate in certain foreign markets.

Failure to comply with these laws, where applicable, can result in significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal and equivalent foreign healthcare programs, and additional reporting requirements and regulatory oversight, any of which could adversely affect our ability to operate our business and our results of operations.

Development and Marketing Approval for Products. Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and efficacy of a product. Drug developers submit the results of preclinical studies to the FDA as a part of an investigational new drug application (IND) and to equivalent foreign authorities before clinical trials can begin in humans. Typically, clinical evaluation involves a time consuming and costly multi-phase process.

Phase 1   Clinical trials are conducted with a small number of subjects to determine the early safety profile, maximum tolerated dose and pharmacokinetic properties of the product in human volunteers or in patients with the target disease.

Phase 2   Clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety.

Phase 3   Larger, multi-center, comparative clinical trials are conducted with patients afflicted with a specific disease in order to determine safety and efficacy as primary support for regulatory approval by the FDA, the European Commission, or equivalent foreign authorities, to market a product candidate for a specific disease.

The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the U.S. and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to the patient. Institutional Review Boards, Institutional Ethics Committees and Data Safety Monitoring Boards also closely monitor the conduct of our trials and may also place holds on our clinical trials or recommend that we voluntarily do so. Clinical trials conducted in foreign countries are also subject to oversight by regulatory authorities in those countries.

Once Phase 3 trials are completed, drug developers submit the results of preclinical studies and clinical trials to the FDA in the form of a new drug application (NDA) for approval to commence commercial sales. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act (PDUFA), the FDA has a goal of 10 months from the date of filing of a standard NDA for a new molecular entity to review and act on the submission. The FDA generally has a six-month review goal of priority NDAs.

In addition, under the Pediatric Research Equity Act of 2003 as amended and reauthorized, certain applications or supplements to an application must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a risk evaluation and mitigation strategy to ensure that the benefits of the drug outweigh its risks. The risk evaluation and mitigation strategy could include medication guides, physician communication plans, assessment plans and/or additional elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for its intended use and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with Good Clinical Practice (GCP) requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the application and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a risk evaluation and mitigation strategy, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

We will also have to complete an approval process similar to that in the U.S. in order to commercialize our product candidates in each foreign country. The approval procedure and the time required for approval vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the U.S., except for a certain limited number of drugs sold to certain Medicare beneficiaries beginning in 2023. The resulting prices may not be sufficient to generate an acceptable return to us or our corporate collaborators.

Orphan Drug Designation. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the U.S., or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the U.S. will be sufficient to offset the costs of developing and making the drug available in the U.S. Orphan drug designation must be requested before submitting an NDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If the FDA approves a sponsor's marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor's marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor's orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

Post-Approval Requirements. Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
- fines, warning letters or holds on post-approval clinical trials;
- refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
- product seizure or detention, or refusal to permit the import or export of products; or
- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indication(s) and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting pre-approval promotion of investigational drugs, as well as the promotion of off-label uses of approved drugs, and a company may be subject to significant liability. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. The FDA does not regulate behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and other countries, sales of any products for which we receive regulatory approval will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such drug products.

In the U.S., third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. No uniform policy for coverage and reimbursement exists in the U.S., and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our drug products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained in the first instance or applied consistently.

Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services, in addition to questioning their safety, efficacy and clinical appropriateness. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Nonetheless, our products or product candidates, including INGREZZA, may not be considered medically necessary or cost-effective.

Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party payor reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The marketability of any product or product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care in the U.S. has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform Measures

The U.S. and some foreign jurisdictions have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. In the U.S., the pharmaceutical industry and the cost of prescription drugs has been a continuous focus of these efforts and has been significantly affected by major legislative initiatives.

Most recently, in August 2022, President Biden signed into law the Inflation Reduction Act of 2022 (IRA), which, among other things, (1) directs the Secretary of the U.S. Department of Health and Human Services (HHS) to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, (2) redesigns the Medicare Part D prescription drug benefit to lower patient out-of-pocket costs and increase manufacturer liability and (3) requires drug manufacturers to pay rebates on drugs whose prices increase greater than the rate of inflation. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in the ACA marketplaces through plan year 2025 and eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost to $2,000 through a newly established manufacturer discount program. These provisions take effect progressively starting in 2023. On August 29, 2023, HHS announced the list of the first 10 drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented; however, it is likely to have a significant impact on the pharmaceutical industry and prescription drug pricing.

While the IRA targets high-expenditure drugs that have been on the market for several years without generic or biosimilar competition, we expect to qualify for the small biotech manufacturer exemption that is set to expire in 2029. However, the qualification for this exemption is subject to various requirements and there is no assurance that we will continue to qualify for this exemption in the future. Further, the loss of this exemption or the potential loss of this exemption, including as a result of a potential acquisition or strategic transaction, could have an adverse impact on our business.

The most significant prior revisions to federal law governing the pharmaceutical industry and prescription drug pricing were enacted through the March 2010 Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA). This law was intended to broaden access to health insurance by reducing the number of uninsured persons, reducing or constraining the growth of healthcare spending, enhancing remedies against fraud and abuse, adding transparency requirements for the healthcare and health insurance industries, imposing taxes and fees on the health industry and imposing additional health policy reforms.

We expect that these health reform measures may result in more rigorous coverage criteria and lower reimbursement for prescription drugs, as well as result in additional downward pressure on any price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private third-party payors.

Other significant legislative changes impacting the pharmaceutical industry and prescription drug pricing have been adopted since the ACA was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and, due to subsequent legislative amendments, including the Investment and Jobs Act, will remain in effect through 2032.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to examine and/or control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida's Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. Further, certain states through legislation have created a state prescription drug affordability board (PDAB) to help control costs of drugs for that state. The functions of the PDABs vary by state, and may include among others, negotiating the price the state pays for certain drugs, recommending or setting upper limits on drug prices, performing drug affordability reviews, and advising state lawmakers on additional ways to reduce the state's drug spending. It is possible that the actions taken by the PDABs may result in lower prices for certain drug products sold in their states.

Proposed Healthcare Reform Measures

The U.S. and some foreign jurisdictions are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and may be significantly affected by major legislative initiatives.

We are currently unable to predict what other additional legislation or regulation, if any, relating to the healthcare industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business.

Regulation and Procedures Governing Approval of Medicinal Products in the EU

To market any product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally aligns with the requirements in the U.S. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with cGMP and in a GMP licensed facility, which can be subject to GMP inspections.

Clinical Trials in the EU. In the EU, the Clinical Trials Regulation (EU) No 536/2014 (CTR) entered into application on January 31, 2022 repealing and replacing the former Clinical Trials Directive 2001/20 (CTD). The regulation introduces a streamlined application procedure via a single entry point, the "EU portal", the Clinical Trials Information System (CTIS); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts.

The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. For clinical trials in relation to which an application for approval was made on the basis of the CTD before January 31, 2023, the CTD will continue to apply on a transitional basis until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before January 31, 2025.

Marketing Authorizations. In the EU, medicinal products can only be commercialized after a related marketing authorization (MA) has been granted. To obtain an MA for a product in the EU, an applicant must submit a marketing authorization application (MAA) either under a centralized procedure administered by the EMA or one of the procedures administered by the competent authorities of EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid throughout the European Economic Area (which is comprised of the 27 EU Member States plus Norway, Iceland and Liechtenstein). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval.

Accelerated assessment may be granted by the EMA's Committee for Medicinal Products for Human Use (CHMP) in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

An MA has, in principle, an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. The European Commission or the competent authorities of the EU Member States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five-year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator's data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Orphan Designation and related Exclusivity in the EU. In the EU, Regulation (EC) No. 141 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (i) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (ii) either (a) such conditions affect not more than five in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (iii) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition.

Upon grant of a marketing authorization, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application or accept an application to extend for a similar product and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination.

Post-Authorization Obligations in the EU. Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. Similar to the U.S., both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/ or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs).

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States' laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products are established in EU law. However, the details are governed by regulations in individual EU Member States and can differ from one country to another.

Brexit and the Regulatory Framework in the UK. The UK's withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has changed the regulatory relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency (MHRA) is now the UK's standalone regulator for medicinal products and medical devices. Great Britain (England, Scotland and Wales) is now a third country to the EU. Northern Ireland continues to follow the EU regulatory rules.

The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the CTD, as implemented into UK national law through secondary legislation. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.

Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. This legislation includes procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedures (IRP) which entered into application on January 1, 2024. Since January 1, 2024, the MHRA may rely on the IRP when reviewing certain types of marketing authorization applications. There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU but have been tailored for the market.

Human Capital

Our Employees. We have grown to a team of more than 1,400 employees as of December 31, 2023, primarily employed in the U.S. Our highly qualified and experienced team, which includes scientists, physicians and professionals across sales, marketing, manufacturing, regulatory, finance and other essential functions are critical to our success. We also leverage temporary workers to provide flexibility for our business needs. During 2023, we added approximately 200 new employees to our team.

We expect to add additional employees in 2024 with a focus on expanding our research and development organization. We continually evaluate our business needs and opportunities and balance in-house with external expertise and capacity. Currently, we rely on third-party contract manufacturers.

Our Culture. The success of our human capital management investments is evidenced by our low employee turnover, a number which is regularly reviewed by our Board of Directors as part of their oversight of our human capital strategy. In recognition of our efforts, in 2023, we were ranked #8 in Fortune Best Workplaces in Biopharma™.

Employee Engagement, Talent Development & Benefits. We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth and a robust employment package that promotes well-being across all aspects of their lives, including healthcare, retirement planning and paid time off. As part of our promotion and retention efforts, we also invest in ongoing leadership development programs as well as offer tuition reimbursement. In addition, we regularly conduct employee surveys to gauge employee engagement and identify areas of focus.

Diversity & Inclusion. Much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce. We believe that our business benefits from the different perspectives a diverse workforce brings, and we pride ourselves on having a strong, inclusive and positive culture based on our shared mission and values.

Corporate Information

We were originally incorporated in California in January 1992 and reincorporated in Delaware in May 1996. Our principal executive offices are located at 12780 El Camino Real, San Diego, California 92130. Our telephone number is (858) 617-7600.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at *www.neurocrine.com*, as soon as reasonably practicable after such reports are available on the Securities and Exchange Commission (SEC) website at *www.sec.gov*. Additionally, copies of our Annual Report will be made available, free of charge, upon written request. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

The following information sets forth risk factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this Annual Report on Form 10-K and those we may make from time to time. If any of the following risks actually occur, our business, operating results, prospects or financial condition could be harmed. Additional risks not presently known to us, or that we currently deem immaterial, may also affect our business operations.

Summary Risk Factors

We face risks and uncertainties related to our business, many of which are beyond our control. In particular, risks associated with our business include:

- We may not be able to continue to successfully commercialize INGREZZA or any of our other products, or any of our product candidates if they are approved in the future.

- If physicians and patients do not continue to accept INGREZZA or do not accept any of our other products, or our sales and marketing efforts are not effective, we may not generate sufficient revenue.

- Enacted healthcare reform, drug pricing measures and other recent legislative initiatives, including the Inflation Reduction Act of 2022, could adversely affect our business.

- Our business could be adversely affected by the effects of health pandemics or epidemics, which could also cause significant disruption in the operations of third-party manufacturers, contract research organizations (CROs), or other third parties upon whom we rely.

- We face intense competition, and if we are unable to compete effectively, the demand for our products may be reduced.

- Because the development of our product candidates is subject to a substantial degree of technological uncertainty, we may not succeed in developing any of our product candidates.

- Our clinical trials may be delayed for safety or other reasons, or fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.

- We depend on our current collaborators for the development and commercialization of several of our products and product candidates and may need to enter into future collaborations to develop and commercialize certain of our product candidates.

- Use of our approved products or those of our collaborators could be associated with side effects or adverse events.

- We have increased the size of our organization and will need to continue to increase the size of our organization. We may encounter difficulties with managing our growth, which could adversely affect our results of operations.

- If we are unable to retain and recruit qualified scientists and other employees or if any of our key senior executives discontinues his or her employment with us, it may delay our development efforts or impact our commercialization of INGREZZA or any of our other products, or any product candidate approved by the FDA in the future.

- We currently have no manufacturing capabilities. If third-party manufacturers of INGREZZA or any of our other products, or any of our product candidates fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed, and our costs may rise.
- We currently depend on a limited number of third-party suppliers. The loss of these suppliers, or delays or problems in the supply of INGREZZA or any of our other products, could materially and adversely affect our ability to successfully commercialize INGREZZA or any of our other products.
- We license some of our core technologies and drug candidates from third parties. If we default on any of our obligations under those licenses, or violate the terms of these licenses, we could lose our rights to those technologies and drug candidates or be forced to pay damages.
- If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our products.
- Government and third-party payors may impose sales and pharmaceutical pricing controls on our products, or limit coverage and/or reimbursement for our products or impose policies and/or make decisions that regarding the status of our products that could limit our product revenues and delay sustained profitability.
- Our indebtedness could expose us to risks that could adversely affect our business, financial condition and results of operations.
- We have a history of losses and expect to increase our expenses for the foreseeable future, and we may not be able to sustain profitability.
- Our customers are concentrated and therefore the loss of a significant customer may harm our business.
- We may need additional capital in the future. If we cannot raise additional funding, we may be unable to fund our business plan and our future research, development, commercial and manufacturing efforts.

Risks Related to Our Company

We may not be able to continue to successfully commercialize INGREZZA or any of our other products, or any of our product candidates if they are approved in the future.

Our ability to produce INGREZZA revenues consistent with expectations ultimately depends on our ability to continue to successfully commercialize INGREZZA and secure adequate third-party reimbursement. Our experience in marketing and selling pharmaceutical products began with INGREZZA's approval in 2017, when we hired our sales force and established our distribution and reimbursement capabilities, all of which are necessary to successfully commercialize our current and future products. We have continued to invest in our commercial infrastructure and distribution capabilities, including the expansion of our specialty sales force, which we announced in the third quarter of 2021 and completed in April 2022. While our team members and consultants have experience marketing and selling pharmaceutical products, we may face difficulties related to managing the rapid growth of our personnel and infrastructure, and there can be no guarantee that we will be able to maintain the personnel, systems, arrangements and capabilities necessary to continue to successfully commercialize INGREZZA or any of our other products, or any product candidate approved by the FDA, or equivalent foreign authorities, in the future.

In addition, our business has been and may continue to be adversely affected by the effects of health pandemics or epidemics. In parts of the country, some hospitals, community mental health facilities, and other healthcare facilities continue to have policies that limit access of our sales representatives, medical affairs personnel and patients to such facilities. In addition, many healthcare practitioners have adopted telehealth for patient interactions, which may impact the ability of the healthcare practitioner to screen for and diagnose tardive dyskinesia or chorea associated with Huntington's disease.

If physicians and patients do not continue to accept INGREZZA or do not accept any of our other products, or our sales and marketing efforts are not effective, we may not generate sufficient revenue.

The commercial success of INGREZZA or any of our other products will depend upon the acceptance of those products as safe and effective by the medical community and patients.

The market acceptance of INGREZZA or any of our other products could be affected by a number of factors, including:

- the timing of receipt of marketing approvals for additional indications;
- the safety and efficacy of the products;
- the pricing of our products;
- the availability of healthcare payor coverage and adequate reimbursement for the products;
- public perception regarding any products we may develop;
- the success of existing competitor products addressing our target markets or the emergence of equivalent or superior products; and
- the cost-effectiveness of the products.

If the medical community, patients and payors do not continue to accept our products as being safe, effective, superior and/or cost-effective, we may not generate sufficient revenue.

Government and third-party payors may impose sales and pharmaceutical pricing controls on our products or limit coverage and/or reimbursement for our products or impose policies and/or make decisions regarding the status of our products that could limit our product revenues and delay sustained profitability.

Our ability to continue to commercialize INGREZZA successfully or any of our other products will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare and the price of prescription drugs through various means may impact our revenues. These payors' efforts could decrease the price that we receive for any products we may develop and sell in the future.

Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the out-of-pocket cost of our products. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available regardless of whether they are approved by the FDA for that particular use. Coverage decisions by payors for our competitors' products may also impact coverage for our products.

Government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the U.S. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, communications from government officials, media outlets, and others regarding healthcare costs and pharmaceutical pricing could have a negative impact on our stock price, even if such communications do not ultimately impact coverage or reimbursement decisions for our products.

There may also be significant delays in obtaining coverage and reimbursement for newly approved drugs or indications, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. In addition, we could also be subject to amendments in our rebate agreements with pharmaceutical benefit managers that require us to pay larger rebate amounts or modify our formulary position, which could have a material adverse effect on our business. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. For example, government authorities could make a decision that adversely impacts the status of one of our products, which could impact the eligibility and/or the amount of government reimbursement for that product.

As a pharmaceutical manufacturer, we are subject to various federal statutes and regulations requiring the reporting of price data and the subsequent provision of concessions to certain purchasers/payors, including state Medicaid programs. Federal agencies issue guidance to manufacturers related to the interpretation of laws and regulations, and this guidance has changed and may change or be updated over time. In interpreting these laws, regulations and guidance, manufacturers may make reasonable assumptions to fill gaps, and these reasonable assumptions may need to be updated upon issuance of additional agency guidance.

If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may be unable to successfully commercialize INGREZZA or any of our other products, or any other product candidate for which we obtain marketing approval in the future. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. Further, a majority of our current revenue is derived from federal healthcare program payors, including Medicare and Medicaid. Thus, changes in government reimbursement policies, government negotiation of the price of any of products, reductions in payments and/or our suspension or exclusion from participation in federal healthcare programs could have a material adverse effect on our business.

Further, during the COVID-19 pandemic, the use of physician telehealth services rapidly increased, fueled by an unprecedented expansion of coverage and reimbursement for telehealth services across public and private insurers. The limitations that telehealth places on the ability to conduct a thorough physical examination may impact the ability of providers to screen for movement disorders, leading to fewer patients being diagnosed and/or treated.

Outside the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. The EU provides options for EU Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

To obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. The Health Technology Assessment (HTA) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States. In December 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted in the EU. This regulation, which entered into force in January 2022 will apply as of January 2025. The regulation will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

In light of the fact that the UK has left the EU, Regulation No 2021/2282 on HTA will not apply in the UK. However, the MHRA is working with UK HTA bodies and other national organizations, such as the Scottish Medicines Consortium, the National Institute for Health and Care Excellence, and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products.

Legislators, policymakers and healthcare insurance funds in the EU and the UK may continue to propose and implement cost-containing measures to keep healthcare costs down, particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of European countries. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as "reference prices" to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

We face intense competition, and if we are unable to compete effectively, the demand for our products may be reduced.

The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our products and product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies.

Competition may also arise from, among other things:

- other drug development technologies;
- methods of preventing or reducing the incidence of disease, including vaccines; and
- new small molecule or other classes of therapeutic agents.

Developments by others (including the development of generic equivalents) may render our product candidates or technologies obsolete or noncompetitive.

We are commercializing and performing research on or developing products for the treatment of several disorders including endometriosis, tardive dyskinesia, chorea associated with Huntington's disease, uterine fibroids, classic congenital adrenal hyperplasia, pain, Parkinson's disease and other neurology, neuroendocrinology and neuropsychiatry-related diseases and disorders, and there are a number of competitors to our products and product candidates. If one or more of our competitors' products or programs are successful (including the development of generic equivalents), the market for our products may be reduced or eliminated.

- INGREZZA competes with AUSTEDO® (deutetrabenazine), marketed by Teva Pharmaceuticals Industries, for the treatment of tardive dyskinesia in adults and chorea associated with Huntington's disease. A once-daily dosing of AUSTEDO (AUSTEDO XR) was introduced in February 2023. Additionally, there are a number of commercially available medicines used to treat tardive dyskinesia off-label, such as XENAZINE® (tetrabenazine) and generic equivalents, and various antipsychotic medications (e.g., clozapine), anticholinergics, benzodiazepines (off-label), and botulinum toxin. In addition, there are several programs in clinical development by other companies targeting Huntington's disease.

- ORILISSA and ORIAHNN each compete with several FDA-approved products for the treatment of endometriosis, uterine fibroids, infertility and central precocious puberty. Additionally, there is also competition from surgical intervention, including hysterectomies and ablations. Separate from these options, there are many programs in clinical development which serve as potential future competition. Lastly, there are numerous medicines used to treat the symptoms of disease (vs. endometriosis or uterine fibroids directly) which may also serve as competition: oral contraceptives, NSAIDs and other pain medications, including opioids.

- For CAH, high doses of corticosteroids are the current standard of care to both correct the endogenous cortisol deficiency as well as reduce the excessive ACTH levels. In the U.S. alone, there are more than two dozen companies manufacturing steroid-based products. In addition, there are several programs in clinical development by other companies targeting CAH.

- Our investigational treatments for potential use in epilepsy may in the future compete with numerous approved anti-seizure medications and development-stage programs being pursued by several other companies. Commonly used anti-seizure medications include phenytoin, levetiracetam, brivaracetam, cenobamate, carbamazepine, clobazam, lamotrigine, valproate, oxcarbazepine, topiramate, lacosamide, perampanel and cannabidiol, among others. There are currently no FDA-approved treatments specifically indicated for the early infantile epileptic encephalopathy SCN8A-DEE; however, a number of different anti-seizure medications are currently used in these patient populations.

- Our investigational treatments for potential use in schizophrenia, anhedonia and depression may in the future compete with several development-stage programs being pursued by other companies. Currently, there are no FDA-approved treatments specifically indicated for anhedonia or CIAS; however, there are a number of different anti-psychotic medications currently used in these patient populations.

- Our investigational treatments for potential use in neurology, neuroendocrinology and neuropsychiatry may in the future compete with numerous approved products and development-stage programs being pursued by several other companies.

Compared to us, many of our competitors and potential competitors have substantially greater:

- capital resources;
- sales and marketing experience;
- research and development resources, including personnel and technology;
- regulatory experience;
- preclinical study and clinical testing experience;
- manufacturing, marketing and distribution experience; and
- production facilities.

Moreover, increased competition in certain disorders or therapies may make it more difficult for us to recruit or enroll patients in our clinical trials for similar disorders or therapies.

Because the development of our product candidates is subject to a substantial degree of technological uncertainty, we may not succeed in developing any of our product candidates.

Only a small number of research and development programs ultimately result in commercially successful drugs.

Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. These reasons include the possibilities that the potential products may:

- be found ineffective or cause harmful side effects during preclinical studies or clinical trials;
- fail to receive necessary regulatory approvals on a timely basis or at all;
- be precluded from commercialization by proprietary rights of third parties;
- be difficult to manufacture on a large scale; or
- be uneconomical to commercialize or fail to achieve market acceptance.

If any of our product candidates encounters any of these potential problems, we may never successfully market that product candidate.

Our clinical trials may be delayed for safety or other reasons or fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.

Before obtaining regulatory approval for the sale of any of our potential products, we must subject these product candidates to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Clinical trials are expensive, time-consuming and may take years to complete and the outcomes are uncertain.

In connection with the clinical trials of our product candidates, we face the risks that:

- the FDA or similar foreign regulatory authority may not allow an IND or foreign equivalent filings required to initiate human clinical studies for our drug candidates or the FDA or similar foreign regulatory authorities may require additional preclinical studies as a condition of the initiation of Phase 1 clinical studies, or additional clinical studies for progression from Phase 1 to Phase 2, or Phase 2 to Phase 3, or for NDA approval;
- the product candidate may not prove to be effective or as effective as other competing product candidates;
- we may discover that a product candidate may cause harmful side effects or results of required toxicology or other studies may not be acceptable to the FDA or similar foreign regulatory authorities;
- clinical trial results may not replicate the results of previous trials;
- the FDA or similar foreign regulatory authorities may require use of new or experimental endpoints that may prove insensitive to treatment effects;
- we or the FDA or similar foreign regulatory authorities may suspend or vary the trials;
- the results may not be statistically significant;
- clinical site initiation or patient recruitment and enrollment may be slower or more difficult than expected;
- the FDA or similar foreign regulatory authorities may not accept the data from any trial or trial site outside of the U.S.;
- patients may drop out of the trials;
- unforeseen disruptions or delays may occur, caused by man-made or natural disasters or public health pandemics or epidemics or other business interruptions, including, for example, the conflict between Russia and Ukraine and the conflict in the Middle East; and
- regulatory requirements may change.

These risks and uncertainties impact all of our clinical programs and any of the clinical, regulatory or operational events described above could change our planned clinical and regulatory activities. For example, the conflict between Russia and Ukraine, together with sanctions imposed on Russia, caused us to suspend all planned clinical trial activities in Russia and Ukraine. As a result, our planned clinical development timelines for valbenazine and luvadaxistat were significantly delayed while we identified and operationalized alternative clinical trial sites, which we have now done. Additionally, any of these events described above could result in suspension of a program and/or obviate any filings for necessary regulatory approvals.

In addition, late-stage clinical trials are often conducted with patients having the most advanced stages of disease. During the course of treatment, these patients can die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested but which can nevertheless adversely affect clinical trial conduct, completion and results. Any failure or substantial delay in completing clinical trials for our product candidates may severely harm our business.

Even if the clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

We depend on our current collaborators for the development and commercialization of several of our products and product candidates and may need to enter into future collaborations to develop and commercialize certain of our product candidates.

We depend on our current collaborators for the development and commercialization of several of our products and product candidates and may need to enter into future collaborations to develop and commercialize certain of our product candidates. For example, we depend on AbbVie for the manufacture and commercialization of ORILISSA and ORIAHNN and for the continued development of elagolix. We collaborate with MTPC for the commercialization of DYSVAL in Japan and for the continued development and commercialization of valbenazine for movement disorders in other select Asian markets. Our additional collaborators include Xenon Pharmaceuticals, Inc., Idorsia Pharmaceuticals Ltd., Takeda Pharmaceutical Company Limited, Heptares Therapeutics Limited and Voyager Therapeutics, Inc.

Our current and future collaborations and licenses could subject us to a number of risks, including:

- strategic collaborators may sell, transfer or divest assets or programs related to our partnered product or product candidates;

- we may be required to undertake the expenditure of substantial operational, financial and management resources;

- we may be required to assume substantial actual or contingent liabilities;

- we may not be able to control the amount and timing of resources that our strategic collaborators devote to the development or commercialization of our products or product candidates;

- we may not be able to influence our strategic collaborator's decisions regarding the development and collaboration of our partnered product and product candidates, and as a result, our collaboration partners may not pursue or prioritize the development and commercialization of those partnered products and product candidates in a manner that is in our best interest;

- strategic collaborators may select indications or design clinical trials in a way that may be less successful than if we were doing so;

- strategic collaborators may not conduct collaborative activities in a timely manner, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;

- strategic collaborators may not pursue further development and commercialization of products resulting from the strategic collaboration arrangement or may elect to discontinue research and development programs;

- disagreements or disputes may arise between us and our strategic collaborators that result in delays or in costly litigation or arbitration that diverts management's attention and consumes resources;

- strategic collaborators may experience financial difficulties;

- strategic collaborators may not properly maintain, enforce or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

- we or strategic collaborators could terminate the arrangement (in whole or in part) or allow it to expire, which would delay the development and commercialization, result in disagreements or disputes or may increase the cost of developing and commercializing our products or product candidates; and

- strategic collaborators could develop, either alone or with others, products or product candidates that may compete with ours.

If any of these issues arise, it may delay and/or negatively impact the development and commercialization of drug candidates and, ultimately, our generation of product revenues.

Use of our approved products or those of our collaborators could be associated with side effects or adverse events.

As with most pharmaceutical products, use of our approved products or those of our collaborators could be associated with side effects or adverse events which can vary in severity (from minor adverse reactions to death) and frequency (infrequent or prevalent). Side effects or adverse events associated with the use of our products or those of our collaborators may be observed at any time, including after a product is commercialized, and reports of any such side effects or adverse events may negatively impact demand for our or our collaborators' products or affect our or our collaborators' ability to maintain regulatory approval for such products. Side effects or other safety issues associated with the use of our approved products or those of our collaborators could require us or our collaborators to modify or halt commercialization of these products or expose us to product liability lawsuits which will harm our business. We or our collaborators may be required by regulatory agencies to conduct additional studies regarding the safety and efficacy of our products which we have not planned or anticipated. Furthermore, there can be no assurance that we or our collaborators will resolve any issues related to any product related adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

We license some of our core technologies and drug candidates from third parties. If we default on any of our obligations under those licenses, or violate the terms of these licenses, we could lose our rights to those technologies and drug candidates or be forced to pay damages.

We are dependent on licenses from third parties for some of our key technologies. These licenses typically subject us to various commercialization, reporting and other obligations. If we fail to comply with these obligations, we could lose important rights. If we were to default on our obligations under any of our licenses, we could lose some or all of our rights to develop, market and sell products covered by these licenses. In addition, several of our collaboration and license agreements allow our licensors to terminate such agreements if we challenge the validity or enforceability of certain intellectual property rights or if we commit a material breach in whole or in part of the agreement and do not cure such breach within the agreed upon cure period. In addition, if we were to violate any of the terms of our licenses, we could become subject to damages. Likewise, if we were to lose our rights under a license to use proprietary research tools, it could adversely affect our existing collaborations or adversely affect our ability to form new collaborations. We also face the risk that our licensors could, for a number of reasons, lose patent protection or lose their rights to the technologies we have licensed, thereby impairing or extinguishing our rights under our licenses with them.

We have increased the size of our organization and will need to continue to increase the size of our organization. We may encounter difficulties with managing our growth, which could adversely affect our results of operations.

As of December 31, 2023, we had approximately 1,400 full-time employees. Although we have substantially increased the size of our organization, we may need to add additional qualified personnel and resources, especially with the recent increase in the size of our sales force. Our current infrastructure may be inadequate to support our development and commercialization efforts and expected growth. Future growth will impose significant added responsibilities on our organization, including the need to identify, recruit, maintain and integrate additional employees and implement and expand managerial, operational and financial systems and may be costly and take time away from running other aspects of our business, including development and commercialization of our product candidates. For example, we are in the process of implementing a new company-wide enterprise resource planning (ERP) system to streamline certain existing business, operational, and financial processes. This project has required and may continue to require investment of capital and human resources, the re-engineering of processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Any disruptions, delays, or deficiencies in the implementation or design of the ERP system could adversely affect the effectiveness of our internal control over financial reporting or our ability to accurately maintain our books and records, provide accurate, timely and reliable reports on our financial and operating results, or otherwise operate our business. Any of these consequences could have an adverse effect on our results of operations and financial condition.

Our future financial performance and our ability to commercialize INGREZZA and any of our other products, or any of our product candidates that receive regulatory approval in the future, will partially depend on our ability to manage any future growth effectively. In particular, as we commercialize INGREZZA, we will need to support the training and ongoing activities of our sales force and will likely need to continue to expand the size of our employee base for managerial, operational, financial and other resources. To that end, we must be able to successfully:

- manage our development efforts effectively;
- integrate additional management, administrative and manufacturing personnel;
- further develop our marketing and sales organization;
- compensate our employees on adequate terms in an increasingly competitive, inflationary market;
- attract and retain personnel; and
- maintain sufficient administrative, accounting and management information systems and controls.

We may not be able to accomplish these tasks or successfully manage our operations and, accordingly, may not achieve our research, development and commercialization goals. Our failure to accomplish any of these goals could harm our financial results and prospects.

If we are unable to retain and recruit qualified scientists and other employees or if any of our key senior executives discontinues his or her employment with us, it may delay our development efforts or impact our commercialization of INGREZZA or any of our other products, or any product candidate approved by the FDA in the future.

We are highly dependent on the principal members of our management, commercial and scientific staff. The loss of any of these people could impede the achievement of our objectives, including the successful commercialization of INGREZZA or any of our other products, or any product candidate approved by the FDA in the future. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future, along with personnel with experience marketing and selling pharmaceutical products, is critical to our success. We may be unable to attract and retain personnel on acceptable terms given the competition among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced scientists and individuals with experience marketing and selling pharmaceutical products. We may face particular retention challenges in light of the recent rapid growth in our personnel and infrastructure and the perceived impact of those changes upon our corporate culture. In addition, we rely on a significant number of consultants to assist us in formulating our research and development strategy and our commercialization strategy. Our consultants may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to us.

We currently have no manufacturing capabilities. If third-party manufacturers of INGREZZA or any of our other products, or any of our product candidates fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed, and our costs may rise.

We have in the past utilized, and intend to continue to utilize, third-party manufacturers to produce the drug compounds we use in our clinical trials and for the commercialization of our products. We have limited experience in manufacturing products for commercial purposes and do not currently have any manufacturing facilities. Establishing internal commercial manufacturing capabilities would require significant time and resources, and we may not be able to timely or successfully establish such capabilities. Consequently, we depend on, and will continue to depend on, several contract manufacturers for all production of products for development and commercial purposes, including INGREZZA. If we are unable to obtain or retain third-party manufacturers, we will not be able to develop or commercialize our products, including INGREZZA. The manufacture of our products for clinical trials and commercial purposes is subject to specific FDA and equivalent foreign regulations, including current Good Manufacturing Practice regulations. Our third-party manufacturers might not comply with FDA or equivalent foreign regulations relating to manufacturing our products for clinical trials and commercial purposes or other regulatory requirements now or in the future. Our reliance on contract manufacturers also exposes us to the following risks:

- contract manufacturers may encounter difficulties in achieving volume production, quality control or quality assurance, and also may experience shortages in qualified personnel or materials and ingredients necessary to conduct their operations. As a result, our contract manufacturers might not be able to meet our clinical schedules or adequately manufacture our products in commercial quantities when required;

- switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly on acceptable terms, or at all;

- our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store or distribute our products; and

- drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Administration, equivalent foreign regulatory authorities, and other agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers' compliance with these regulations and standards.

Our current dependence upon third parties for the manufacture of our products may reduce our profit margin, if any, on the sale of INGREZZA or any of our other products, or our future products and our ability to develop and deliver products on a timely and competitive basis.

We currently depend on a limited number of third-party suppliers. The loss of these suppliers, or delays or problems in the supply of INGREZZA or any of our other products, could materially and adversely affect our ability to successfully commercialize INGREZZA or any of our other products.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of process controls required to consistently produce the active pharmaceutical ingredients (API), the finished drug product and packaging in sufficient quantities while meeting detailed product specifications on a repeated basis. Manufacturers of pharmaceutical products may encounter difficulties in production, such as difficulties with production costs and yields, process controls, quality control and quality assurance, including testing of stability, impurities and impurity levels and other product specifications by validated test methods, compliance with strictly enforced U.S., state and non-U.S. regulations, and disruptions or delays caused by man-made or natural disasters, pandemics or epidemics, or other business interruptions. We depend on a limited number of suppliers for the production and packaging of INGREZZA and its API. If our third-party suppliers for INGREZZA encounter these or any other manufacturing, quality or compliance difficulties, we may be unable to meet commercial demand for INGREZZA, which could materially and adversely affect our ability to successfully commercialize INGREZZA.

In addition, if our suppliers fail or refuse to supply us with INGREZZA or its API for any reason, it would take a significant amount of time and expense to qualify a new supplier. The FDA and similar foreign regulatory authorities must approve manufacturers of the active and inactive pharmaceutical ingredients and certain packaging materials used in pharmaceutical products. The loss of a supplier could require us to obtain regulatory clearance and to incur validation and other costs associated with the transfer of the API or product manufacturing processes. If there are delays in qualifying new suppliers or facilities or if a new supplier is unable to meet FDA or a similar foreign regulatory authority's requirements for approval, there could be a shortage of INGREZZA, which could materially and adversely affect our ability to successfully commercialize INGREZZA.

The independent clinical investigators and contract research organizations that we rely upon to conduct our clinical trials may not be diligent, careful or timely, or may make mistakes in the conduct of our trials.

We depend on independent clinical investigators and CROs to conduct our clinical trials under their agreements with us. The investigators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. If our independent investigators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, or not in compliance with GCPs, it may delay or prevent the approval of our regulatory applications and our introduction of new treatments. The CROs we contract with for execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Failure of the CROs to meet their obligations could adversely affect clinical development of our products. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs assist our competitors at our expense, it could harm our competitive position.

We are subject to ongoing obligations and continued regulatory review for INGREZZA. Additionally, our other product candidates, if approved, could be subject to labeling and other post-marketing requirements and restrictions.

Regulatory approvals for any of our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. In addition, with respect to INGREZZA, and any product candidate that the FDA or a comparable foreign regulatory authority approves, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with GCPs for any clinical trials that we conduct post-approval. Failure to comply with these ongoing regulatory requirements, or later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, may result in, among other things:

- restrictions on the marketing or manufacturing of the product, changes in the product's label, withdrawal of the product from the market, or voluntary or mandatory product recalls;
- fines, warning or untitled letters or holds on clinical trials;
- refusal by the FDA or similar foreign regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;
- adverse inspection findings or other activities that temporarily delay manufacture and distribution of our products;
- product seizure or detention, or refusal to permit the import or export of products; and
- product injunctions or the imposition of civil or criminal penalties.

The occurrence of any of these events may adversely affect our business, prospects and ability to achieve or sustain profitability on a sustained basis.

If the market opportunities for our products and product candidates are smaller than we believe they are, our expected revenues may be adversely affected, and our business may suffer.

Certain of the diseases that INGREZZA, crinecerfont, and our other product candidates are being developed to address are in underserved and underdiagnosed populations. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who will seek treatment utilizing our products or product candidates, may not be accurate. If our estimates of the prevalence or number of patients potentially on therapy prove to be inaccurate, the market opportunities for INGREZZA, crinecerfont, and our other product candidates may be smaller than we believe they are, our prospects for generating expected revenue may be adversely affected and our business may suffer.

Because our operating results may vary significantly in future periods, our stock price may decline.

Our quarterly revenues, expenses and operating results have fluctuated in the past and are likely to fluctuate significantly in the future. Our financial results are unpredictable and may fluctuate, for among other reasons, due to seasonality and timing of customer purchases and commercial sales of INGREZZA, royalties from out-licensed products, the impact of Medicare Part D coverage, including redesign of the Part D benefit enacted as part of the Inflation Reduction Act, our achievement of product development objectives and milestones, clinical trial enrollment and expenses, research and development expenses and the timing and nature of contract manufacturing, contract research payments, fluctuations in our effective tax rate, and disruptions caused by man-made or natural disasters or public health pandemics or epidemics or other business interruptions, including, for example, the conflict between Russia and Ukraine, or in the Middle East. Because a majority of our costs are predetermined on an annual basis, due in part to our significant research and development costs, small declines in revenue could disproportionately affect financial results in a quarter. Thus, our future operating results and profitability may fluctuate from period to period, and even if we become profitable on a quarterly or annual basis, we may not be able to sustain or increase our profitability. Moreover, as our company and our market capitalization have grown, our financial performance has become increasingly subject to quarterly and annual comparisons with the expectations of securities analysts or investors. The failure of our financial results to meet these expectations, either in a single quarterly or annual period over a sustained period time, could cause our stock price to decline.

Our indebtedness could expose us to risks that could adversely affect our business, financial condition and results of operations.

In May 2017, we sold $517.5 million aggregate principal amount of the 2024 Notes. In 2020, we entered into separate, privately negotiated transactions with certain holders of the 2024 Notes to repurchase $136.2 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $186.9 million in cash. In 2022, we entered into separate, privately negotiated transactions with certain holders of the 2024 Notes to repurchase $210.8 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $279.0 million in cash. As of December 31, 2023, $170.4 million aggregate principal amount of the 2024 Notes remained outstanding. We may also incur additional indebtedness to meet future financing needs.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under the 2024 Notes and any additional indebtedness that we may incur. In addition, any future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

We have a history of losses and expect to increase our expenses for the foreseeable future, and we may not be able to sustain profitability.

Since our inception, we have incurred significant net losses and negative cash flow from operations. As of December 31, 2023, we had an accumulated deficit of $157.1 million as a result of historical operating losses.

We received FDA approval for INGREZZA for tardive dyskinesia in April 2017 and for chorea associated with Huntington's disease in August 2023. Our partner AbbVie received FDA approval for ORILISSA for endometriosis in July 2018 and for ORIAHNN for uterine fibroids in May 2020. Additionally, our partner MTPC received Japanese Ministry of Health, Labour and Welfare approval for DYSVAL for the treatment of tardive dyskinesia in March 2022. However, we have not yet obtained regulatory approvals for any other product candidates. Even if we continue to succeed in commercializing INGREZZA, or are successful in developing and commercializing any of our other product candidates, we may not be able to sustain profitability. We also expect to continue to incur significant operating and capital expenditures as we:

- commercialize INGREZZA for tardive dyskinesia and chorea associated with Huntington's disease;
- seek regulatory approvals for our product candidates or for additional indications for our current products;
- develop, formulate, manufacture and commercialize our product candidates;
- in-license or acquire new product development opportunities;
- implement additional internal systems and infrastructure; and
- hire additional clinical, scientific, sales and marketing personnel.

We expect to increase our expenses and other investments in the coming years as we fund our operations and capital expenditures. Thus, our future operating results and profitability may fluctuate from period to period due to the factors described above, and we will need to generate significant revenues to achieve and maintain profitability and positive cash flow on a sustained basis. We may not be able to generate these revenues, and we may never achieve profitability on a sustained basis in the future. Our failure to maintain or increase profitability on a sustained basis could negatively impact the market price of our common stock.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flows, financial condition or results of operations.

Effective January 1, 2022, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenses for tax purposes in the year incurred and requires taxpayers to capitalize and subsequently amortize such expenses over five years for research activities conducted in the U.S. and over 15 years for research activities conducted outside the U.S. Unless the U.S. Department of the Treasury issues regulations that narrow the application of this provision to a smaller subset of our research and development expenses or the provision is deferred, modified, or repealed by Congress, we expect a material decrease in our cash flows from operations and an offsetting similarly sized increase in our net deferred tax assets over these amortization periods. The actual impact of this provision will depend on multiple factors, including the amount of research and development expenses we will incur and whether we conduct our research and development activities inside or outside the U.S.

In addition, new income, sales, use, excise or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business and financial condition. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, modified or applied adversely to us. For example, the Tax Cuts and Jobs Act of 2017, the Coronavirus Aid, Relief, and Economic Security Act and the Inflation Reduction Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation. Furthermore, it is uncertain if and to what extent various states will conform to federal tax laws. Future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Our ability to use tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use certain pre-change federal tax attributes such as research and development tax credits to offset its post-change income or taxes may be limited. Based on completed Section 382 analysis done annually, we do not believe we have experienced any previous ownership changes, but the determination is complex and there can be no assurance we are correct. Furthermore, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control.

Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes, including net operating loss (NOL) carryforwards. In addition, at the state level, there may be periods during which the use of NOLs or credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, we may be unable to use all or a material portion of our NOLs, research and development credits, and other tax attributes, which could adversely affect our future cash flows.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of accrued amounts.

Our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each such place. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including the impact of stock-based compensation, changes in the mix of our profitability from jurisdiction to jurisdiction, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

The price of our common stock is volatile.

The market prices for securities of biotechnology and pharmaceutical companies historically have been highly volatile, and the market for these securities has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The COVID-19 pandemic, for example, negatively affected the stock market and investor sentiment and resulted in significant volatility, as has the applicability of the Medicare drug price negotiation provisions in the Inflation Reduction Act. Furthermore, especially as we and our market capitalization have grown, the price of our common stock has been increasingly affected by quarterly and annual comparisons with the valuations and recommendations of the analysts who cover our business. If our results do not meet these analysts' forecasts, the expectations of our investors or the financial guidance we provide to investors in any period, which is based on assumptions that may be incorrect or that may change from quarter to quarter, the market price of our common stock could decline. Over the course of the last 12 months, the price of our common stock has ranged from approximately $89 per share to approximately $143 per share.

The market price of our common stock may fluctuate in response to many factors, including:

- sales of INGREZZA and our other products;
- the results of our clinical trials;
- reports of safety issues related to INGREZZA, ORILISSA, ORIAHNN, DYSVAL, or any of our other products;
- developments concerning new and existing collaboration agreements;
- announcements of technological innovations or new therapeutic products by us or others, including our competitors;
- general economic and market conditions, including economic and market conditions affecting the biotechnology industry;
- developments in patent or other proprietary rights;
- developments related to the FDA, CMS and foreign regulatory agencies;
- government regulation, including the Inflation Reduction Act;
- future sales of our common stock by us or our stockholders;
- comments by securities analysts;
- additions or departures of key personnel;
- fluctuations in our operating results;
- potential litigation matters;
- government and third-party payor coverage and reimbursement;
- failure of any of our product candidates, if approved, to achieve commercial success;

- disruptions caused by man-made or natural disasters, pandemics or epidemics or other business interruptions, including, for example, the COVID-19 pandemic and the conflict between Russia and Ukraine; and

- public concern as to the safety of our drugs.

In addition, we are a member of the S&P MidCap 400 index. If we cease to be represented in the S&P MidCap 400 index, or other indexes or indexed products, as a result of our market capitalization falling below the threshold for inclusion in the index, certain institutional shareholders may, due to their internal policies and investment guidelines, be required to sell their shareholdings. Such sales may result in further negative pressure on our stock price and, when combined with reduced trading volume and liquidity, could adversely affect the value of your investment and your ability to sell your shares.

Our customers are concentrated and therefore the loss of a significant customer may harm our business.

We have entered into agreements for the distribution of INGREZZA with a limited number of specialty pharmacy providers and distributors, and all of our product sales of INGREZZA are to these customers. Four of these customers represented approximately 91% of our total product sales for 2023 and approximately 98% of our accounts receivable balance as of December 31, 2023. If any of these significant customers becomes subject to bankruptcy, is unable to pay us for our products or is acquired by a company that wants to terminate the relationship with us, or if we otherwise lose any of these significant customers, our revenue, results of operations and cash flows would be adversely affected. Even if we replace the loss of a significant customer, we cannot predict with certainty that such transition would not result in a decline in our revenue, results of operations and cash flows.

We may need additional capital in the future. If we cannot raise additional funding, we may be unable to fund our business plan and our future research, development, commercial and manufacturing efforts.

Our future funding requirements will depend on many factors and we may need to raise additional capital to fund our business plan and our future research, development, commercial and manufacturing efforts.

Our future capital requirements will depend on many factors, including:

- the commercial success of INGREZZA, ORILISSA, ORIAHNN, DYSVAL, and/or any of our other products;

- debt services obligations on the 2024 Notes;

- continued scientific progress in our R&D and clinical development programs;

- the magnitude and complexity of our research and development programs;

- progress with preclinical testing and clinical trials;

- the time and costs involved in obtaining regulatory approvals;

- the cost involved in filing and pursuing patent applications, enforcing patent claims, or engaging in interference proceedings or other patent litigation;

- costs associated with securing adequate coverage and reimbursement for our products;

- competing technological and market developments;

- developments related to any future litigation;

- the cost of commercialization activities and arrangements, including advertising campaigns;

- the cost of manufacturing our product candidates;

- the impact of the COVID-19 pandemic or a future pandemic or epidemic on our business; and

- the cost of any strategic alliances, collaborations, product in-licensing, or acquisitions.

We intend to seek additional funding through strategic alliances and may seek additional funding through public or private sales of our securities, including equity securities. In addition, during the second quarter of 2017, we issued the 2024 Notes and we have previously financed capital purchases and may continue to pursue opportunities to obtain additional debt financing in the future. In 2020, we entered into separate, privately negotiated transactions with certain holders of the 2024 Notes to repurchase $136.2 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $186.9 million in cash. In 2022, we entered into separate, privately negotiated transactions with certain holders of the 2024 Notes to repurchase $210.8 million aggregate principal amount of the

2024 Notes for an aggregate repurchase price of $279.0 million in cash. As of December 31, 2023, $170.4 million aggregate principal amount of the 2024 Notes remained outstanding. Additional equity or debt financing might not be available on reasonable terms, if at all. Any additional equity financings will be dilutive to our stockholders and any additional debt financings may involve operating covenants that restrict our business.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, new SEC regulations and Nasdaq rules, are creating uncertainty for companies such as ours. These laws, regulations and standards are subject to varying interpretations in some cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased selling, general and administrative expenses and management time related to compliance activities. If we fail to comply with these laws, regulations and standards, our reputation may be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our common stock.

Increasing use of social media could give rise to liability and result in harm to our business.

Our employees are increasingly utilizing social media tools and our website as a means of communication. Despite our efforts to monitor social media communications, there is risk that the unauthorized use of social media by our employees to communicate about our products or business, or any inadvertent disclosure of material, nonpublic information through these means, may result in violations of applicable laws and regulations, which may give rise to liability and result in harm to our business. In addition, there is also risk of inappropriate disclosure of sensitive information, which could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse impact on our business, financial condition and results of operations. Furthermore, negative posts or comments about us or our products on social media could seriously damage our reputation, brand image and goodwill.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is commonplace in the biotechnology industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our business could be adversely affected by the effects of health pandemics or epidemics, which could also cause significant disruption in the operations of third-party manufacturers, CROs, or other third parties upon whom we rely.

Our business could be adversely affected by the effects of health pandemics or epidemics, which could also cause significant disruption in the operations of third-party manufacturers, CROs and other third parties upon whom we rely. As a result, we may experience disruptions that could severely impact our supply chain, ongoing and future clinical trials and commercialization of INGREZZA or any of our other products. In response to the COVID-19 pandemic, we implemented a remote work model for all employees except certain key essential members involved in business-critical activities. Our employees have resumed in-person interactions and have returned to the office under flexible work guidelines. However, a remote work model may nevertheless need to be reinstated at some point in the future. The effects of a remote and flexible work model may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend on our ability to conduct our business in the ordinary course. Remote work may also create increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. In addition, we may face several challenges or disruptions upon a return back to the workplace, including re-integration challenges by our employees and distractions to management related to such transition. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

In addition, clinical site initiation and patient enrollment may be delayed due to concerns for patient safety. Some patients may not be able to comply with clinical trial protocols and our ability to recruit and retain patients, principal investigators and site staff may be hindered, which would adversely impact our clinical trial operations.

The ultimate effects of health pandemics or epidemics is highly uncertain and subject to change and these effects could have a material impact on our operations, or the operations of third parties on whom we rely.

Risks Related to Our Industry

If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our products.

Our success will depend on our ability to, among other things:

- obtain patent protection for our products;
- preserve our trade secrets;
- prevent third parties from infringing upon our proprietary rights; and
- operate without infringing upon the proprietary rights of others, both in the U.S. and internationally.

Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, we intend to seek patent protection for our proprietary technology and compounds. However, we face the risk that we may not obtain any of these patents and that the breadth of claims we obtain, if any, may not provide adequate protection of our proprietary technology or compounds. Additionally, if our employees, commercial collaborators or consultants use generative artificial intelligence (AI) technologies to develop our proprietary technology and compounds, it may impact our ability to obtain or successfully defend certain intellectual property rights.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, through confidentiality agreements with our commercial collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and some, but not all, of our commercial collaborators and consultants. However, if our employees, commercial collaborators or consultants breach these agreements, we may not have adequate remedies for any such breach, and our trade secrets may otherwise become known or independently discovered by our competitors.

In addition, although we own a number of patents, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that challenges will result in limitations of their coverage. Moreover, competitors may infringe our patents or successfully avoid them through design innovation. In addition, potential competitors have in the past and may in the future file an abbreviated new drug application (ANDA) with the FDA seeking approval to market a generic version of our products, or our competitors' products, before the expiration of the patents covering our products or our competitors' products, as applicable. To prevent infringement or unauthorized use, we have in the past and may in the future need to file infringement claims, which are expensive and time-consuming. Refer to Note 13 to the consolidated financial statements for a description of our legal proceedings related to intellectual property matters. In addition, in an infringement proceeding a court may decide that a patent of ours or a patent of a competitor is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. Derivation proceedings declared by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications (or those of our licensors) or a patent of a competitor. Litigation or derivation proceedings may fail and, even if successful, may result in substantial costs and be a distraction to management. Litigation or derivation proceedings, including proceedings of a competitor, may also result in a competitor entering the marketplace faster than expected. We cannot assure you that we will be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S.

Enacted healthcare reform, drug pricing measures and other recent legislative initiatives could adversely affect our business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of government and third-party payors to contain or reduce the costs of healthcare and to lower drug prices. In the U.S., comprehensive drug pricing legislation enacted by the Federal government implements, for the first time, government control over the pricing of certain prescription pharmaceuticals. Moreover, in some foreign jurisdictions, pricing of prescription pharmaceuticals is also subject to government control. Additionally, other federal and state laws impose obligations on manufacturers of pharmaceutical products, among others, related to disclosure of new drug products introduced to the market and increases in drug prices above a specified threshold.

For example, in August 2022, President Biden signed into law the Inflation Reduction Act of 2022, or the IRA, which, among other things: (1) directs the Secretary of the HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare; (2) redesigns the Medicare Part D prescription drug benefit to lower patient out-of-pocket costs and increase manufacturer liability; and (3) requires drug manufacturers to pay rebates on drugs whose prices increase greater than the rate of inflation. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in the ACA marketplaces through plan year 2025 and beginning in 2025, eliminates the "donut hole" under the Medicare Part D program and creates a new, permanent cap on beneficiary out-of-pocket spending, in addition to a newly established manufacturer discount program. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has issued and updated and will continue to issue and update guidance as these programs are implemented. These provisions take effect progressively starting in 2023. On August 29, 2023, HHS announced the list of the first 10 drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently uncertain how the IRA will be implemented over time; however, it is likely to have a significant impact on the pharmaceutical industry and prescription drug pricing.

While the IRA drug price negotiation program targets high-expenditure drugs that have been on the market for several years without generic or biosimilar competition, we believe we will qualify for the small biotech exception from negotiation that is set to expire in 2029. However, the qualification for this exception is subject to various requirements and there is no assurance that we will continue to qualify for this exemption in the future. Further, the loss of this exception or the potential loss of this exception, including as a result of a potential acquisition or strategic transaction, could have an adverse impact on our business.

Prior to the IRA's enactment, the most significant recent federal legislation impacting the pharmaceutical industry occurred in March 2010, when the ACA was signed into law. The ACA was intended to broaden access to health insurance and reduce the number of uninsured individuals, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms.

Other legislative changes have been adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and, due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act and Consolidated Appropriations Act of 2023, will remain in effect until 2032. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida's SIP proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. Further, certain states through legislation have created a state PDAB to help control costs of drugs for that state. The functions of the PDABs vary by state, and may include among other things, recommending or setting upper limits on the price the state pays for certain drugs, performing drug affordability reviews, and advising state lawmakers on additional ways to reduce the state's drug spending. It is possible that the actions taken by the PDABs may result in lower prices for certain drug products sold in their in states.

The implementation of these cost containment measures may prevent us from being able to generate revenue, attain sustained profitability or commercialize our drugs, particularly since the majority of our current revenue is derived from federal healthcare programs, including Medicare and Medicaid.

Proposed healthcare reform, drug pricing measures and other prospective legislative initiatives could adversely affect our business.

We expect that there will continue to be a number of federal and state proposals to implement additional government controls over the pricing of prescription pharmaceuticals. In addition, increasing emphasis on reducing the cost of healthcare in the U.S. will continue to put pressure on the pricing and reimbursement of prescription pharmaceuticals. For example, in response to the Biden administration's October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

In addition, certain jurisdictions outside of the U.S., including the EU, have instituted price ceilings on specific products and therapies, as described further in the risk factor titled "Government and third-party payors may impose sales and pharmaceutical pricing controls on our products or limit coverage and/or reimbursement for our products or impose policies and/or make decisions regarding the status of our products that could limit our product revenues and delay sustained profitability."

We are currently unable to predict what other additional legislation or regulation, if any, relating to the healthcare industry may be enacted in the future or what effect recently enacted federal or equivalent foreign legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in our stock price or limit our ability to raise capital or to enter into collaboration agreements for the further development and commercialization of our programs and products.

Any relationships with healthcare professionals, principal investigators, consultants, customers (actual and potential) and third-party payors in connection with our current and future business activities are and will continue to be subject, directly or indirectly, to federal and state healthcare laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations.

Our business operations and activities may be directly, or indirectly, subject to various federal and state healthcare laws, including without limitation, fraud and abuse laws, false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers. These laws may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as current and future sales, marketing, patient co-payment assistance and education programs.

Such laws include:

- the federal Anti-Kickback Statute which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

- the federal civil and criminal false claims laws, including the federal civil False Claims Act, and Civil Monetary Penalties Laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by HITECH and its implementing regulations, which also imposes obligations, including mandatory contractual terms, on covered entities, including certain healthcare providers, health plans and healthcare clearinghouses, as well as their business associates and their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members; and

- analogous state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures or drug pricing; state laws that require disclosure of price increases above certain identified thresholds as well as of new commercial launches in the state; state laws that create Prescription Drug Price Affordability Boards to review or attempt to cap drug spending; state and local laws that require the registration of pharmaceutical sales representatives; state and local "drug take back" laws and regulations; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. While our interactions with healthcare professionals, including our speaker programs and other arrangements have been structured to comply with these laws and related guidance, it is possible that governmental and enforcement authorities will conclude that our business practices, or a rogue employee's activities, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws. For example, we maintain a patient assistance program to help eligible patients afford our products. These and other types of programs have become the subject of governmental scrutiny, and numerous organizations, including pharmaceutical manufacturers, have been subject to litigation, enforcement actions and settlements related to their patient assistance programs. If our operations or activities are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to, without limitation, significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

In addition, any sales of our product once commercialized outside the U.S. will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We could face liability if a regulatory authority determines that we are promoting INGREZZA or any of our product candidates that receives regulatory approval, for "off-label" uses.

A company may not promote "off-label" uses for its drug products. An off-label use is the use of a product for an indication that is not described in the product's FDA-approved label in the U.S. or for uses in other jurisdictions that differ from those approved by the applicable regulatory agencies. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician's choice of drug treatment made in the physician's independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA approved labeling. A company that is found to have promoted off-label use of its product may be subject to significant liability, including civil and criminal sanctions.

If the FDA or any other governmental agency, including equivalent foreign authorities, initiates an enforcement action against us, or if we are the subject of a *qui tam* suit brought by a private plaintiff on behalf of the government, and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.

If our information technology systems, those third parties upon which we rely, or our data is or were compromised, we could experience adverse impacts resulting from such compromise, including, but not limited to, interruptions to our operations such as our clinical trials, claims that we breached our data protection obligations, harm to our reputation, regulatory investigations or actions, litigation, fines and penalties, and a loss of customers or sales.

We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we and the third parties upon which we rely, collect, receive, store, process, generate, disclose, make accessible, protect, dispose of, transmit, use, safeguard, share and transfer, or collectively, process, confidential and sensitive electronic information on our networks and in our data centers. This information includes, among other things, de-identified or pseudonymous sensitive personal data (including health data), our intellectual property and proprietary information, the confidential information of our collaborators and licensees, and the personal data of our employees. It is important to our operations and business strategy that this electronic information remains secure and is perceived to be secure. The size and complexity of our information technology systems, and those of third-party vendors with whom we contract, and the volume of data we retain, make such systems potentially vulnerable to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code, malware (such as malicious code, adware, and command and control (C2)), denial-of-service attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, attacks enhanced or facilitated by AI, telecommunications failures, and other similar threats. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors (also referred to as APTs). Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, which could materially disrupt our systems and operations, as well as our ability to conduct clinical trials. Ransomware attacks are also becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations (including our ability to conduct clinical trials), loss of sensitive data (including related to our clinical trials) and income, reputational harm, and diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments). Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties in our supply chain have not been compromised or that they do not contain exploitable defects, vulnerabilities, or bugs that could result in a breach of or disruption to our information technology systems and infrastructure or the information technology systems and infrastructure of third parties that support our operations. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections, computers and devices outside our premises, including at home, while in transit or in public locations.

Additionally, natural disasters, public health pandemics or epidemics, terrorism, war and geopolitical conflicts, and telecommunication and electrical failures may result in damage to or the interruption or impairment of key business processes, or the loss or corruption of confidential information, including intellectual property, proprietary business information and personal data.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or modify our business activities (including our clinical trial activities) to try to protect against security incidents.

We take steps designed to detect, mitigate, and remediate vulnerabilities in our information security systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business, including clinical trial sites and investigators, contractors, manufacturers, suppliers and consultants. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers or CROs experience a security incident or other interruption, we could experience adverse consequences. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or otherwise subject to a security incident. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Although to our knowledge we, or the third parties upon who we rely, have not experienced a security incident or disruption to date that is material to us, we and our vendors have been, either directly or indirectly, the target of cybersecurity incidents and expect them to continue. While we have implemented security measures designed to protect our data security and information technology systems, such measures may not prevent such events. Furthermore, while we have implemented and are planning to implement redundancies designed to avoid interruptions to our operations, not all potential events can be anticipated and interruptions to our operations could lead to decreased productivity.

If we (or a third party upon whom we rely) experience a security incident, ransomware attack or are perceived to have experienced a security incident, we may experience adverse consequences. Such consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm (including but not limited to damage to our patient, partner, or employee relationships); monetary fund diversions; diversion of management's attention; interruptions in our operations (including availability of data, loss of connectivity to our network or internet); financial loss (including decreased productivity resulting from interruptions in our operations); and other similar harms. Similarly, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Applicable data privacy and security obligations may also require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Our contracts, with for example third parties or CROs, may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We also cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' potential use of generative AI technologies.

If we fail to obtain or maintain orphan drug designation or other regulatory exclusivity for some of our product candidates, our competitive position would be harmed.

In addition to any patent protection, we rely on forms of regulatory exclusivity to protect our products such as orphan drug designation. A product candidate that receives orphan drug designation can benefit from a streamlined regulatory process as well as potential commercial benefits following approval. Currently, this designation provides market exclusivity in the U.S. for seven years and EU for 10 years if a product is the first such product approved for such orphan indication. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. Further, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the new drug is clinically superior to the orphan product or a market shortage occurs.

In the EU, orphan exclusivity may be reduced to six years if the drug no longer satisfies the original designation criteria or can be lost altogether if the marketing authorization holder consents to a second orphan drug application or cannot supply enough drug, or when a second applicant demonstrates its drug is "clinically superior" to the original orphan drug.

If we do not have adequate patent protection for our products, then the relative importance of obtaining regulatory exclusivity is even greater. We may not be successful obtaining orphan drug designations for any indications and, even if we succeed, such product candidates with such orphan drug designations may fail to achieve FDA approval. Even if a product candidate with orphan drug designation may receive marketing approval from the FDA, it may fail to result in or maintain orphan drug exclusivity upon approval, which would harm our competitive position.

The technologies we use in our research as well as the drug targets we select may infringe the patents or violate the proprietary rights of third parties.

We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us or our collaborators with respect to technologies used in potential products. If a patent infringement suit were brought against us or our collaborators, we or our collaborators could be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property unless that party grants us or our collaborators rights to use its intellectual property. In such cases, we could be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if our collaborators or we were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Our business operations may subject us to disputes, claims and lawsuits, which may be costly and time-consuming and could materially and adversely impact our financial position and results of operations.

From time to time, we may become involved in disputes, claims and lawsuits relating to our business operations. In particular, we may face claims related to the safety of our products, intellectual property matters, employment matters, tax matters, commercial disputes, competition, sales and marketing practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters. Any dispute, claim or lawsuit may divert management's attention away from our business, we may incur significant expenses in addressing or defending any dispute, claim or lawsuit, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial results. For example, we recently settled various intellectual property litigation matters against potential competitors related to INGREZZA. Refer to Note 13 to the consolidated financial statements for a more detailed description of these matters.

Litigation related to these disputes may be costly and time-consuming and could materially and adversely impact our financial position and results of operations if resolved against us. In addition, the uncertainty associated with litigation could lead to increased volatility in our stock price.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners and vendors, or by employees of our commercial partners could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws, to report financial information or data accurately, to maintain the confidentiality of our trade secrets or the trade secrets of our commercial partners, or to disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Any action against our employees, independent contractors, principal investigators, consultants, commercial partners or vendors for violations of these laws could result in significant civil, criminal and administrative penalties, fines and imprisonment.

We face potential product liability exposure far in excess of our insurance coverage.

The use of any of our potential products in clinical trials, and the sale of any approved products, including INGREZZA, may expose us to liability claims. These claims might be made directly by consumers, healthcare providers, pharmaceutical companies or others selling our products. We have product liability insurance coverage for both our clinical trials as well as related to the sale of INGREZZA in amounts consistent with customary industry practices. However, our insurance may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability from any current or future clinical trials or approved products. A successful product liability claim, or series of claims, brought against us would decrease our cash reserves and could cause our stock price to fall. Furthermore, regardless of the eventual outcome of a product liability claim, any product liability claim against us may decrease demand for our approved products, including INGREZZA, damage our reputation, result in regulatory investigations that could require costly recalls or product modifications, cause clinical trial participants to withdrawal, result in costs to defend the related litigation, decrease our revenue, and divert management's attention from managing our business.

Our activities involve hazardous materials, and we may be liable for any resulting contamination or injuries.

Our research activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. If an accident occurs, a court may hold us liable for any resulting damages, which may harm our results of operations and cause us to use a substantial portion of our cash reserves, which would force us to seek additional financing.

We are subject to stringent and changing obligations related to data privacy and information security. Our actual or perceived failure to comply with such obligations could have a material adverse effect on our reputation, business, financial condition or results of operations.

In the ordinary course of our business, we process confidential and sensitive information, including personal data, proprietary and confidential business data, trade secrets, intellectual property, data we collect about clinical trial participants in connection with clinical trials, and sensitive third-party data, on our networks and in our data centers. We are subject to numerous federal, state, local and foreign laws, orders, codes, regulations and regulatory guidance regarding privacy, data protection, information security and the processing of personal information (including clinical trial data), the number and scope of which are expanding, changing, subject to differing applications and interpretations, and may be inconsistent among jurisdictions. Our data processing activities may also subject us to other data privacy and security obligations, such as industry standards, external and internal privacy and security policies, contracts and other obligations that govern the processing of data by us and by third parties on our behalf.

Laws regarding privacy, data protection, information security and the processing of personal data are becoming increasingly common in the U.S. at both the federal and state level. Additionally, in the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020 (CPRA) (collectively, CCPA), requires businesses to provide specific disclosures in privacy notices, and honor requests of California residents to exercise certain privacy rights. The CCPA allows for fines for noncompliance (up to $7,500 per intentional violation). Although some U.S. comprehensive privacy laws and the CCPA exempt some data processed in the context of clinical trials, these laws may increase compliance costs and potential liability with respect to other personal data we may maintain about California residents. Other states have also enacted data privacy laws and we expect more jurisdictions to pass similar laws in the future. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information.

Laws in Europe regarding privacy, data protection, information security and the processing of personal data have also been significantly reformed and continue to undergo reform. For example, the EU's General Data Protection Regulation (EU GDPR) and the UK's GDPR (UK GDPR) (collectively, GDPR) impose strict requirements for processing the personal data of individuals located, respectively, within the European Economic Area (EEA) and the UK. The GDPR provides for enhanced data protection obligations for processors and controllers of personal data, including, for example, obligations relating to: processing health and other sensitive data; obtaining consent of individuals; providing notice to individuals regarding data processing activities; responding to data subject requests; taking certain measures when engaging third-party processors; notifying data subjects and regulators of data breaches; and implementing safeguards to protect the security and confidentiality of personal data. The GDPR impose substantial fines for breaches of data protection requirements. For example, under the GDPR, such fines can be up to four percent of global revenue or 20 million euros under the EU GDPR / 17.5 million pounds sterling under the UK GDPR, whichever is greater in either case, and also allow for private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as EU regulations governing clinical trial data and other healthcare data, could require us to change our business practices or lead to government enforcement actions, private litigation or significant penalties against us and could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to additional foreign data laws. For example, in Canada, the Personal Information Protection and Electronic Documents Act (PIPEDA) and various related provincial laws, as well as Canada's Anti-Spam Legislation (CASL), may apply to our operations. As another example, the General Data Protection Law, Lei Geral de Proteção de Dados Pessoais (LGPD) (Law No. 13,709/2018), may apply to our operations. The LGPD broadly regulates processing personal data of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the EU GDPR. We also target customers in Asia and may be subject to new and emerging data privacy regimes in Asia, including Japan's Act on the Protection of Personal Information and Singapore's Personal Data Protection Act.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the U.S. or other countries. Certain jurisdictions have enacted data localization laws and cross-border personal data transfers laws. For example, countries in the EEA and the UK have significantly restricted the transfer of personal data to the U.S. and other countries, whose privacy laws it generally believes are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the U.S. in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers for to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the U.S. If we cannot implement a valid compliance mechanism for cross-border personal data transfers or if the requirements for a legally-compliant transfer are too onerous, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal data from Europe or elsewhere. The inability to import personal data to the U.S. may significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties subject to European and other data protection laws or requiring us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

Our employees and personnel may use generative AI technologies to perform some of their work, and the disclosure and use of personal information data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. Furthermore, any use of generative AI to develop our proprietary technology and compounds may also impact our ability to obtain or successfully defend certain intellectual property rights. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

In addition to data privacy and security laws, we may contractually be subject to industry standards adopted by industry groups and, we are, or may become subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing in an increasingly stringent fashion and creating uncertainty. These obligations may be subject to differing applications and interpretations, which may be inconsistent among jurisdictions or in conflict. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our information technologies, systems and practices and those of any third parties that process personal data on our behalf. In addition, these obligations may even require us to change our business model.

Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third-parties upon whom we rely may fail to comply such obligations that impacts our compliance posture. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions, litigation(including class claims), additional reporting requirements and/or oversight, bans on processing personal data, imprisonment of company officials, and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, financial condition or results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy. We rely on information technology and data to operate our business and develop, market, and deliver our therapies to our customers. We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to critical computer networks, third party hosted services, communications systems, hardware, lab equipment, software, and our critical data includes confidential, personal, proprietary, and sensitive data (collectively "Information Assets"). Accordingly, we maintain certain risk assessment processes intended to identify cybersecurity threats, determine their likelihood of occurring, and assess potential material impact to our business. Based on our assessment, we implement and maintain risk management processes designed to protect the confidentiality, integrity, and availability of our Information Assets and mitigate harm to our business.

The Company's general risk management program is designed to manage identified material risks, which would include material cybersecurity risks.

We engage in processes designed to identify such threats by, among other things, monitoring the threat environment using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and actors, conducting scans of the threat environment, evaluating our and our industry's risk profile, evaluating threats reported to us, coordinating with law enforcement concerning threats, conducting threat assessments for internal and external threats, and conducting vulnerability assessments to identify vulnerabilities.

We rely on a multidisciplinary team (including from our information security function, management, and third party service providers, as described further below) to assess how identified cybersecurity threats could impact our business. These assessments may leverage, among other processes, industry tools and metrics designed to assist in the assessment of risks from such cybersecurity threats.

Depending on the environment, we implement and maintain various technical, physical and organizational measures designed to manage and mitigate material risks from cybersecurity threats to our Information Assets. The cybersecurity risk management and mitigation measures we implement for certain of our Information Assets include: policies and procedures designed to address cybersecurity threats, including an incident response plan, vulnerability management policy, and disaster recovery/business continuity plans; incident detection and response tools; internal and/or external audits to assess our exposure to cybersecurity threats, environment, compliance with risk mitigation procedures, and effectiveness of relevant controls; documented risk assessments; implementation of security standards/certifications; credit and background checks on our and/or third parties' personnel; encryption of data; network security controls; threat modeling; data segregation; physical and electronic access controls; physical security; asset management, tracking and disposal; systems monitoring; vendor risk management program; employee security training; penetration testing; red/blue team exercises; cyber insurance; dedicated cybersecurity staff/officer.

We work with third parties from time to time that assist us from time to time to identify, assess, and manage cybersecurity risks, including professional services firms, threat intelligence service providers, cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, and penetration testing.

To operate our business, we utilize certain third-party service providers to perform a variety of functions, such as outsourced business critical functions, clinical research, professional services, SaaS platforms, managed services, property management, cloud-based infrastructure, data center facilities, content delivery, encryption and authentication technology, corporate productivity services, and other functions. We have certain vendor management processes designed to help to manage cybersecurity risks associated with our use of certain of these providers. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, contractually imposing obligations on the provider related to the services they provide and/or the information they process, conducting security assessments, conducting on-site inspections, requiring their completion of written questionnaires regarding their services and data handling practices, and conducting periodic re-assessments during their engagement.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, refer to Part I, Item 1A. Risk Factors for additional information about cybersecurity-related risks.

Governance. Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including a Chief Information Officer, who reports to the CFO. Management is also responsible for hiring appropriate personnel, integrating cybersecurity considerations into the company's overall risk management strategy, and for communicating key priorities to employees, as well as for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Our cybersecurity incident response and vulnerability management processes involve management, who participates in our disclosure controls and procedures.

Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents and vulnerabilities to members of management depending on the circumstances, including work with the company's incident response team to help the company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the company's incident response processes include reporting to the Audit committee of the board of directors for certain cybersecurity incidents.

Management is involved with the Company's efforts to prevent, detect, and mitigate cybersecurity incidents by overseeing preparation of cybersecurity policies and procedures, testing of incident response plans, engagement of vendors to conduct penetration tests. Management participates in cybersecurity incident response efforts by being a member of the incident response team and helping direct the company's response to cybersecurity incidents.

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' audit committee is responsible for overseeing the company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation.

Item 2. *Properties*

Our corporate headquarters are located in San Diego, California. We believe that our property and equipment are generally well maintained, in good operating condition and suitable for the conduct of our business.

Details of our leased facilities, which include our corporate headquarters and consist of office space and research and development laboratories, follow.

Address	Type	Square Feet
12780 El Camino Real, San Diego, California	Office Space, Research and Development Laboratories	141,000
6027 Edgewood Bend Court, San Diego, California	Office Space	124,000
6029 Edgewood Bend Court, San Diego, California	Office Space	110,000
12790 El Camino Real, San Diego, California	Office Space	88,000
10420 Wateridge Circle, San Diego, California	Research and Development Laboratories	46,000
12777 High Bluff Drive, San Diego, California	Office Space	45,000
12770 El Camino Real, San Diego, California	Office Space	26,000

On February 8, 2022, we entered into a lease agreement for a four-building campus facility to be constructed in San Diego, California, including a six-year option for the construction of a fifth building. This campus facility, comprised of office space and research and development laboratories, will serve as our new corporate headquarters.

The construction of the campus facility is phased. The first phase of construction relating to office space was completed in December 2023. As we begin to occupy our new campus facility, we will sublease certain of our existing leased premises when we determine there is excess leased capacity.

Item 3. *Legal Proceedings*

For a description of our legal proceedings, refer to Note 13 to the consolidated financial statements, which is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the Nasdaq Global Select Market under the symbol "NBIX".

As of February 5, 2024, there were approximately 43 stockholders of record of our common stock. We have not paid any cash dividends on our common stock since inception and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities and Issuer Purchases of Equity Securities

There were no unregistered sales of our equity securities and we did not repurchase any of our equity securities during 2023.

Stock Performance Graph and Cumulative Total Return*

The following graph presents the cumulative total stockholder return assuming the investment of $100 on December 31, 2018 (and the reinvestment of dividends thereafter) in each of (i) Neurocrine Biosciences, Inc.'s common stock, (ii) the Nasdaq Composite Index and (iii) the Nasdaq Biotechnology Index. The comparisons in the graph below are based upon historical data and are not indicative of, or intended to forecast, future performance of our common stock or Indexes.



* The material in this section is not "soliciting material", is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any of our SEC filings whether made before or after the date hereof and irrespective of any general incorporation language in any such SEC filing except to the extent we specifically incorporate this section by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations section contains forward-looking statements pertaining to, among other things, the commercialization of our product and product candidates, the expected continuation of our collaborative agreements, the progress, timing, results or implications of clinical trials and other development activities, our plans and timing with respect to seeking regulatory approvals, the period of time that our existing capital resources will meet our funding requirements, and our financial results of operations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various risks and uncertainties, including those set forth in this Annual Report on Form 10-K under the heading "Item 1A. Risk Factors." See "Forward-Looking Statements" in Part I of this Annual Report on Form 10-K.

Overview

Neurocrine Biosciences is a neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs, but few options. We are dedicated to discovering and developing life-changing treatments for patients with under-addressed neurological, neuroendocrine and neuropsychiatric disorders. The Company's diverse portfolio includes U.S. Food and Drug Administration (FDA) approved treatments for tardive dyskinesia, chorea associated with Huntington's disease, adrenal insufficiency, and endometriosis and uterine fibroids in collaboration with AbbVie Inc. (AbbVie), a European Medicines Agency (EMA) approved treatment for classic congenital adrenal hyperplasia (CAH) and a diversified portfolio of advanced clinical-stage programs in multiple therapeutic areas.

We launched INGREZZA® (valbenazine) in the U.S. as the first FDA-approved drug for the treatment of tardive dyskinesia in May 2017 and for the treatment of adults with chorea associated with Huntington's disease in August 2023. INGREZZA net product sales totaled $1.8 billion for 2023 and accounted for approximately 99% of our total net product sales for 2023.

Our partner Mitsubishi Tanabe Pharma Corporation (MTPC) launched DYSVAL® (valbenazine) in Japan for the treatment of tardive dyskinesia in June 2022 and subsequently in other select Asian markets, where it is marketed as REMLEAS® (valbenazine). We receive royalties at tiered percentage rates on MTPC net sales of valbenazine.

Our partner AbbVie launched ORILISSA® (elagolix tablets) in the U.S. for the treatment of moderate to severe pain associated with endometriosis in August 2018 and ORIAHNN® (elagolix, estradiol and norethindrone acetate capsules and elagolix capsules) in the U.S. for the treatment of heavy menstrual bleeding due to uterine fibroids in June 2020. We receive royalties at tiered percentage rates on AbbVie net sales of elagolix.

Business Highlights

- INGREZZA net product sales for 2023 increased $0.4 billion, or 28.6%, to $1.8 billion, reflecting higher prescription demand and increased commercial activities, including continued investment in our branded direct-to-consumer INGREZZA advertising campaign and benefit from the expansion of our sales force completed in April 2022.

- In the fourth quarter of 2023, we announced that all patent litigation brought by Neurocrine Biosciences against the companies that filed an Abbreviated New Drug Application (ANDA) to the FDA seeking approval to market generic versions of INGREZZA prior to the expiration of the Orange Book listed patents have been resolved. Pursuant to the terms of the respective settlement agreements, such companies have the right to sell generic versions of INGREZZA in the U.S. beginning March 1, 2038, or earlier under certain circumstances.

Pipeline Highlights

- Announced positive top-line data from the Phase 3 clinical studies of crinecerfont in adults and pediatrics with CAH. Crinecerfont subsequently received Breakthrough Therapy designation from the FDA for the treatment of CAH. Data from the Phase 3 studies will support a New Drug Application (NDA) submission to the FDA in the second quarter of 2024.

- Expanded strategic partnership with Voyager Therapeutics Inc. (Voyager) to advance multiple gene therapy programs, each enabled by Voyager's next-generation TRACER™ capsids, for the treatment of neurological diseases. Upfront fee associated with the agreement totaled $175.0 million, including an equity investment valued at $31.3 million on the transaction date, with the remaining $143.9 million of the purchase price, which includes the applicable transaction costs, expensed as in-process research and development in 2023.

- In the third quarter of 2023, we announced the FDA accepted the NDA for INGREZZA oral granules, a new sprinkle formulation of INGREZZA capsules for oral administration. The agency set a Prescription Drug User Fee Act target action date of April 30, 2024.

- In the third quarter of 2023, the FDA approved INGREZZA for the treatment of adults with chorea associated with Huntington's disease.

- In the fourth quarter of 2023, we announced the Phase 2 clinical studies of NBI-921352 in focal onset seizures and NBI-1065846 for anhedonia in major depressive disorder (MDD) did not meet their primary endpoints. No further development of NBI-921352 in focal onset seizures or NBI-1065846 for anhedonia in MDD is planned at this time.

Results of Operations

Revenues

Net Product Sales by Sales Product.

	Year Ended December 31,					
(in millions)		2023		2022		2021
INGREZZA	$	1,836.0	$	1,427.8	$	1,081.9
Other		24.6		13.1		8.2
Total net product sales	$	1,860.6	$	1,440.9	$	1,090.1

The increases in total net product sales from 2021 to 2022 and from 2022 to 2023 were primarily driven by increased INGREZZA net product sales on higher prescription demand and increased commercial activities, including continued investment in our branded direct-to-consumer INGREZZA advertising campaign and benefit from the expansion of our sales force completed in April 2022.

Collaboration Revenues by Category.

	Year Ended December 31,					
(in millions)		2023		2022		2021
Royalties	$	21.2	$	22.3	$	22.3
Milestones		—		20.0		15.0
Collaboration and other		5.3		5.5		6.1
Total collaboration revenue	$	26.5	$	47.8	$	43.4

Royalties reflect revenue earned on AbbVie net sales of elagolix for all periods presented and MTPC net sales of valbenazine beginning in June 2022.

For 2022, total collaboration revenue also reflected the achievement of a $20.0 million milestone in connection with MTPC's first commercial sale of DYSVAL in Japan.

For 2021, total collaboration revenue also reflected the achievement of a $15.0 million milestone in connection with MTPC's marketing authorization application submission for valbenazine for the treatment of tardive dyskinesia in Japan.

Operating Expenses

Cost of Revenues.

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Cost of revenues	$ 39.7	$ 23.2	$ 14.3

For 2023 compared to 2022, the increase in cost of revenues was primarily driven by increased INGREZZA and other net product sales, increased amortization costs related to intangible assets, increased reserves for ONGENTYS inventory obsolescence in connection with the termination of our license agreement with BIAL, and increased manufacturing costs in connection with our supply of valbenazine drug product under our collaboration with MTPC.

For 2022 compared to 2021, the increase in cost of revenues was primarily driven by increased INGREZZA net product sales.

Research and Development by Category.

We support our drug discovery and development efforts through the commitment of significant resources to discovery, research and development programs, and business development opportunities. Costs are reflected in the applicable development stage based upon the program status when incurred. Therefore, the same program could be reflected in different development stages in the same reporting period. For several of our programs, the research and development activities are part of our collaborative arrangements.

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Late stage	$ 106.1	$ 68.7	$ 55.7
Early stage	107.4	81.1	43.9
Research and discovery	96.5	63.7	50.5
Milestones	0.8	42.7	5.4
Payroll and benefits	206.7	163.8	129.1
Facilities and other	47.5	43.8	43.5
Research and development	$ 565.0	$ 463.8	$ 328.1

Late Stage. Consists of costs incurred for product candidates in Phase 2 registrational studies and all subsequent activities.

The increases in late stage expenses from 2021 to 2022 and from 2022 to 2023 primarily reflected increased investment in the Phase 3 programs for crinecerfont in CAH and valbenazine in schizophrenia and Phase 2 program for EFMODY in CAH.

Early Stage. Consists of costs incurred for product candidates after the approval of an investigational new drug application by the applicable regulatory agency through Phase 2 non-registrational studies.

For 2023 compared to 2022, the increase in early stage expenses primarily reflected increased investment in the Phase 2 program for NBI-1117568 in schizophrenia and other advancing Phase 2 programs in psychiatry, partially offset by decreased spend on early stage programs in epilepsy.

For 2022 compared to 2021, the increase in early stage expenses primarily reflected increased investment in advancing Phase 2 programs in epilepsy and psychiatry.

Research and Discovery. Consists of expenses incurred prior to the approval of an investigational new drug application by the applicable regulatory agency.

For 2023 compared to 2022, the increase in research and discovery expenses primarily reflected increased investment in preclinical development programs including muscarinic agonists, gene therapies, and second generation VMAT2 inhibitors.

For 2022 compared to 2021, the increase in research and discovery expenses reflected increased investment in preclinical development programs including psychiatry, epilepsy, and gene therapies .

Milestones. Consist of development and regulatory milestone expenses incurred in connection with our collaborative arrangements.

In 2022, we recognized milestone expenses of $30.0 million in connection with the FDA's acceptance of the investigational new drug application for NBI-1117568 in schizophrenia, $7.3 million in connection with the FDA's acceptance of the amended KAYAK™ study protocol, and $5.0 million in connection with the approval of the clinical trial application for NBI-1070770 in major depressive disorder.

In 2021, we recognized milestone expense of $5.4 million in connection with the regulatory approval of the clinical trial application in Europe for NBI-921352 in epilepsy.

Payroll and Benefits. Consists of costs incurred for salaries and wages, payroll taxes, benefits and stock-based compensation associated with employees involved in research and development activities. Stock-based compensation may fluctuate from period to period based on factors that are not within our control, such as our stock price on the dates stock-based grants are issued.

For 2023 compared to 2022, the increase in payroll and benefits expenses primarily reflected higher headcount and an increase of $10.3 million in non-cash stock-based compensation expense primarily driven by an incremental charge related to a change in equity grant agreement terms.

For 2022 compared to 2021, the increase in payroll and benefits expenses primarily reflected higher headcount, including an increase of $9.3 million in non-cash stock-based compensation expense driven by an August 2021 equity grant of approximately 0.5 million restricted stock units to our full-time employees other than our executive officers and performance-based restricted stock units to our executive officers for which attainment of the performance-based criteria was achieved in 2022.

Facilities and Other. Consists of indirect costs incurred for the benefit of multiple programs, including depreciation, information technology, and other facility-based expenses, such as rent expense.

Acquired In-Process Research and Development, or IPR&D.

	Year Ended December 31,		
(in millions)	**2023**	**2022**	**2021**
Acquired in-process research and development	$ 143.9	$ —	$ 105.3

In 2023, we recognized $143.9 million of IPR&D expense in connection with our payment of the upfront fee pursuant to our expanded strategic partnership with Voyager.

In 2021, we recognized $105.3 million of IPR&D expense, of which $100.3 million was in connection with our payment of the upfront fee pursuant to our collaboration with Heptares Therapeutics Limited.

Selling, General and Administrative, or SG&A.

	Year Ended December 31,		
(in millions)	**2023**	**2022**	**2021**
Selling, general and administrative	$ 887.6	$ 752.7	$ 583.3

For 2023 compared to 2022, the increase in SG&A expenses was primarily driven by increased investment in our commercial initiatives, including our branded direct-to-consumer INGREZZA advertising campaign and deployment of our expanded salesforce completed in April 2022, and increased payroll and benefits expenses on higher headcount and an increase of $10.9 million in non-cash stock-based compensation expense primarily driven by an incremental charge related to a change in equity grant agreement terms.

For 2022 compared to 2021, the increase in SG&A expenses was primarily driven by increased investment in our commercial initiatives and increased payroll and benefits expenses on higher headcount and an increase of $29.6 million in non-cash stock-based compensation expense driven by an August 2021 equity grant of approximately 0.5 million restricted stock units to our full-time employees other than our executive officers and performance-based restricted stock units to our executive officers for which attainment of the performance-based criteria was achieved in 2022.

Other Income (Expense), Net.

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Interest expense	$ (4.6)	$ (7.1)	$ (25.8)
Unrealized gain on equity securities	28.4	30.8	20.9
Loss on extinguishment of convertible senior notes	—	(70.0)	—
Investment income and other, net	57.4	11.2	3.8
Total other income (expense), net	$ 81.2	$ (35.1)	$ (1.1)

The change in other income (expense), net from 2021 to 2022 and from 2022 to 2023 primarily reflected debt extinguishment charges in connection with the repurchase of our convertible senior notes in 2022, periodic fluctuations in the fair values of our equity security investments, increased interest income on our debt security investments and decreased interest expense on lower total debt outstanding. The change in other expense, net from 2021 to 2022 also reflected decreased interest expense due to the adoption of ASU 2020-06 on January 1, 2022.

Provision for Income Taxes.

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Provision for income taxes	$ 82.4	$ 59.4	$ 11.8

For 2023, the effective tax rate varied from the federal and state statutory rates primarily due to credits generated for research activities, certain nondeductible expenses, the impact of changes in the state effective rate, and losses incurred in foreign jurisdictions for which no tax benefit was recorded as management cannot conclude that it is more likely than not that the tax benefit of such losses will be realized in the future.

For 2022, the effective tax rate varied from the federal and state statutory rates primarily due to credits generated for research activities and certain nondeductible expenses, including the premium paid on the repurchase of our convertible senior notes in 2022.

For 2021, the effective tax rate varied from the federal and state statutory rates primarily due to excess tax benefits associated with stock-based compensation and credits generated for research activities. In the first quarter of 2021, we began recording a provision for income taxes using an effective tax rate that approximated federal and state statutory rates.

Net Income.

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 249.7	$ 154.5	$ 89.6

For 2023 compared to 2022, the increase in net income primarily reflected increased INGREZZA net product sales, decreased debt extinguishment charges in connection with the repurchase of our convertible senior notes in 2022, and decreased milestone expenses in connection with our collaborations, partially offset by increased upfront payments in connection with our expanded strategic partnership with Voyager and increased investment in our commercial initiatives and expanded clinical portfolio.

For 2022 compared to 2021, the increase in net income primarily reflected increased INGREZZA net product sales and lower upfront payments for asset acquisitions, partially offset by increased debt extinguishment charges in connection with the repurchase of our convertible senior notes in 2022 and increased investment in our commercial initiatives and expanded clinical portfolio.

Liquidity and Capital Resources

Sources of Liquidity

We believe that our existing capital resources, funds generated by anticipated INGREZZA net product sales and investment income will be sufficient to satisfy our current and projected funding requirements for at least the next 12 months. However, we cannot guarantee that our existing capital resources and anticipated revenues will be sufficient to conduct and complete all of our research and development programs or commercialization activities as planned. We may seek to access the public or private equity markets whenever conditions are favorable or pursue opportunities to obtain additional debt financing in the future. We may also seek additional funding through strategic alliances or other financing mechanisms. However, we cannot provide assurance that adequate funding will be available on terms acceptable to us, if at all.

Information Regarding Our Financial Condition.

	December 31,			
(in millions)	**2023**		**2022**	
Total cash, cash equivalents and marketable securities	$	1,719.1	$	1,288.7
Working Capital:				
Total current assets	$	1,607.0	$	1,453.5
Less total current liabilities		654.8		537.7
Total working capital	$	952.2	$	915.8

Information Regarding Our Cash Flows.

	Year Ended December 31,					
(in millions)	**2023**		**2022**		**2021**	
Cash flows from operating activities	$	389.9	$	339.4	$	256.5
Cash flows from investing activities		(467.1)		(177.1)		(130.2)
Cash flows from financing activities		65.3		(234.3)		27.4
Effect of exchange rate changes on cash and cash equivalents		0.3		(1.3)		—
Change in cash, cash equivalents and restricted cash	$	(11.6)	$	(73.3)	$	153.7

Cash Flows from Operating Activities.

For 2023 compared to 2022, the change in cash flows from operating activities primarily reflected increased INGREZZA net product sales and lower milestone payments in connection with our collaborations, partially offset by higher upfront payments in connection with our expanded strategic partnership with Voyager and increased investment in our commercial initiatives and expanded clinical portfolio.

For 2022 compared to 2021, the change in cash flows from operating activities primarily reflected increased INGREZZA net product sales and lower upfront payments for asset acquisitions, partially offset by increased investment in our commercial initiatives and expanded clinical portfolio. In addition, we experienced an increase in accounts receivable driven by increased INGREZZA net product sales on extended customer payment terms attributed to the expansion of our distribution network at the end of 2021 and an increase in accrued liabilities driven by increased revenue-related reserves for discounts and allowances on higher INGREZZA net product sales and the timing of payments.

Cash Flows from Investing Activities.

Periodic fluctuations in cash flows from investing activities for all periods presented reflected timing differences related to our purchases, sales, and maturities of debt security investments and changes in our portfolio-mix.

For 2023, cash flows from investing activities also reflected a $31.3 million equity investment in Voyager.

For 2022, cash flows from investing activities also reflected the acquisition of Diurnal Group plc for $42.7 million in cash, which is net of cash acquired, and a $7.7 million equity investment in Xenon Pharmaceuticals Inc.

Cash Flows from Financing Activities.

Cash flows from financing activities for all periods presented reflected proceeds from issuances of our common stock.

For 2022, cash flows from financing activities also reflected the repurchase of $210.8 million aggregate principal amount of our convertible senior notes for an aggregate repurchase price of $279.0 million in cash.

Material Cash Requirements

In the pharmaceutical industry, it can take a significant amount of time and capital resources to successfully complete all stages of research and development and commercialize a product candidate, which ultimate length of time and spend required cannot be accurately estimated as it varies substantially according to the type, complexity, novelty and intended use of a product candidate.

The funding necessary to execute our business strategies is subject to numerous uncertainties and we may be required to make substantial expenditures if unforeseen difficulties arise in certain areas of our business. In particular, our future capital requirements will depend on many factors, including:

- the commercial success of INGREZZA, ORILISSA, ORIAHNN and/or DYSVAL;
- continued scientific progress in our research and clinical development programs;
- the magnitude and complexity of our research and development programs;
- progress with preclinical testing and clinical trials;
- the time and costs involved in obtaining regulatory approvals;
- the cost of commercialization activities and arrangements, including our advertising campaigns;
- the cost of manufacturing of our product candidates;
- the costs involved in filing and pursuing patent applications, enforcing patent claims, or engaging in interference proceedings or other patent litigation;
- competing technological and market developments; and
- developments related to any future litigation.

In addition to the foregoing factors, we have significant future capital requirements, including:

External Business Developments. In addition to our independent efforts to develop and market products, we may enter into collaboration and license agreements or acquire businesses from time-to-time to enhance our drug development and commercial capabilities. With respect to our existing collaboration and license agreements, we may be required to make potential future payments of up to $17.0 billion upon the achievement of certain event-based milestones.

Refer to Note 2 to the consolidated financial statements for more information on our significant collaboration and license agreements.

Leases. Our operating leases that have commenced have terms that expire beginning 2025 through 2036 and consist of office space and research and development laboratories, including our corporate headquarters.

On February 8, 2022, we entered into a lease agreement for a four-building campus facility to be constructed in San Diego, California, including a six-year option for the construction of a fifth building. This campus facility, comprised of office space and research and development laboratories, will serve as our new corporate headquarters.

The construction of the campus facility is phased. The first phase of construction relating to office space was completed in December 2023. As we begin to occupy our new campus facility, we will sublease certain of our existing leased premises when we determine there is excess leased capacity.

Refer to Note 11 to the consolidated financial statements for more information on our leases, including a presentation of our approximate future minimum lease payments under non-cancelable operating leases.

Convertible Senior Notes. On May 2, 2017, we completed a private placement of $517.5 million in aggregate principal amount of 2.25% fixed-rated convertible senior notes due May 15, 2024 (the 2024 Notes). In 2020, we repurchased $136.2 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $186.9 million in cash. In 2022, we repurchased $210.8 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $279.0 million in cash. As of December 31, 2023, $170.4 million aggregate principal amount of the 2024 Notes remained outstanding.

At our election, we may redeem all or any portion of the 2024 Notes under certain circumstances. In addition, holders of the 2024 Notes may convert the 2024 Notes at any time until the close of business on the scheduled trading day immediately preceding May 15, 2024. Upon conversion, holders will receive the principal amount of their 2024 Notes and any conversion premium, calculated based on the per share volume-weighted average price for each of the 30 consecutive trading days during the observation period (as more fully described in the 2017 Indenture), in cash. Unless earlier converted, redeemed, or repurchased, we would be required to pay interest of $1.9 million in 2024 and pay the aggregate principal amount outstanding of $170.4 million upon maturity of the 2024 Notes.

The 2024 Notes do not contain any financial or operating covenants or any restrictions on the payment of dividends, the issuance of other indebtedness or the issuance or repurchase of securities by us. There are customary events of default with respect to the 2024 Notes, including that upon certain events of default, 100% of the principal and accrued and unpaid interest on the 2024 Notes would become due and payable.

Refer to Note 5 to the consolidated financial statements for more information on the 2024 Notes.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon financial statements that we have prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, we evaluate these estimates, including those related to revenue recognition. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Historically, revisions to our estimates have not resulted in a material change to the financial statements.

The items in our financial statements requiring significant estimates and judgments are as follows:

Reserves for Government Rebates. We recognize revenues from product sales of INGREZZA net of reserves established for applicable discounts and allowances that are offered within contracts with our customers, payors, and other third parties. Such reserves include estimates for government rebates that we are obligated to pay for discounts including under the Medicaid Drug Rebate Program and Medicare Part D. The liability for such rebates consists of invoices received for claims from prior quarters that remain unpaid, or for which an invoice has not been received, and estimated rebates for the current applicable reporting period. Such estimates require us to project the magnitude of our sales that will be subject to such rebates and are based on actual historical rebates by state, estimated payor mix, state and federal regulations, and relevant contractual terms, as supplemented by management's judgement. There is a significant time-lag in our receiving rebate notices from each state (generally, several months or longer after a sale is recognized). To date, actual government rebates have not differed materially from our estimates.

Income Taxes. Our income tax provision is computed under the asset and liability method. Significant estimates are required in determining our income tax provision. Some of these estimates are based on interpretations of existing tax laws or regulations. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (temporary differences) at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which it is more likely than not that some portion or all of the deferred tax assets, including net operating losses and tax credits, will not be realized. We periodically re-assess the need for a valuation allowance against our deferred tax assets based on various factors including our historical earnings experience by taxing jurisdiction, and forecasts of future operating results and utilization of net operating losses and tax credits prior to their expiration. Significant judgment is required in making this assessment and, to the extent that a reversal of any portion of our valuation allowance against our deferred tax assets is deemed appropriate, a tax benefit will be recognized against our income tax provision in the period of such reversal.

Additional Information

Refer to Note 1 to the consolidated financial statements for information on accounting pronouncements that have impacted or are expected to materially impact our consolidated financial condition, results of operations, or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We maintain a diversified investment portfolio consisting of low-risk, investment-grade debt securities with maturities of up to three years, including investments in commercial paper, securities of government-sponsored entities and corporate bonds that are subject to interest rate risk. The primary objective of our investment activities is to preserve principal and maintain liquidity. If a 1% unfavorable change in interest rates were to have occurred on December 31, 2023, it would not have had a material effect on the fair value of our investment portfolio as of that date.

Item 8. *Financial Statements and Supplementary Data*

NEUROCRINE BIOSCIENCES, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Neurocrine Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Neurocrine Biosciences, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 9, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Reserves for government rebates related to product sales

Description of the Matter	The Company sells product to specialty pharmacies and specialty distributors in the US (collectively, "customers"). As described in Note 1 to the consolidated financial statements, the Company recognizes revenues for sales of INGREZZA to its customers after deducting management's estimates of reserves, including drug coverage gap rebates, it will provide under government rebate programs ("government rebates"). Estimated government rebates are presented within accounts payable and accrued liabilities on the consolidated balance sheet.
	Auditing the estimates of government rebates was complex and judgmental due to the level of uncertainty involved in management's assumptions used in the measurement process. In particular, management was required to estimate at December 31, 2023, the portion of product that is expected to be subject to a government rebate, the applicable contractual government rebate percentage by payor type underlying the revenue and the applicable rebate amount applicable for the payor type.
How We Addressed the Matter in Our Audit	We tested the Company's internal controls over management's process for estimating the portion of product that is expected to be subject to a government rebate at December 31, 2023. This included controls over management's review of significant assumptions and other inputs into the estimation of government rebates including the accuracy of data used in the calculation.
	To test management's estimate of government rebate reserves our audit procedures included, among others, evaluating the methodologies used, testing the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by the Company in its analyses. Specifically, we compared the significant assumptions to third-party reports used by the Company to estimate government rebate reserves at December 31, 2023. In addition, we compared the underlying government rebate percentages used in the Company's analyses to those published by the applicable government entity. We assessed the historical accuracy of management's rebate estimates, tested payments of rebates and performed a sensitivity analysis of significant assumptions to evaluate the changes in the rebate allowance that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1992.

San Diego, California

February 9, 2024

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)	December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 251.1	$ 262.9
Debt securities available-for-sale	780.5	726.4
Accounts receivable, net	439.3	350.0
Inventory, net	38.3	35.1
Other current assets	97.8	79.1
Total current assets	1,607.0	1,453.5
Deferred tax assets	362.6	305.9
Debt securities available-for-sale	687.5	299.4
Right-of-use assets	276.5	87.0
Equity securities	161.9	102.1
Property and equipment, net	70.8	58.6
Intangible assets, net	35.5	37.2
Other assets	49.6	25.0
Total assets	$ 3,251.4	$ 2,368.7
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 448.8	$ 347.6
Convertible senior notes	170.1	169.4
Other current liabilities	35.9	20.7
Total current liabilities	654.8	537.7
Noncurrent operating lease liabilities	258.3	93.5
Other long-term liabilities	106.3	29.7
Total liabilities	1,019.4	660.9
Stockholders' equity:		
Preferred stock, $0.001 par value; 5.0 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 220.0 shares authorized; 98.7 and 96.5 shares issued and outstanding, respectively	0.1	0.1
Additional paid-in capital	2,382.0	2,122.4
Accumulated other comprehensive income (loss)	7.0	(7.9)
Accumulated deficit	(157.1)	(406.8)
Total stockholders' equity	2,232.0	1,707.8
Total liabilities and stockholders' equity	$ 3,251.4	$ 2,368.7

See accompanying notes to consolidated financial statements.

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS INCOME

AND COMPREHENSIVE INCOME

(in millions, except per share data)	Year Ended December 31,					
		2023		2022		2021
Revenues:						
Net product sales	$	1,860.6	$	1,440.9	$	1,090.1
Collaboration revenue		26.5		47.8		43.4
Total revenues		1,887.1		1,488.7		1,133.5
Operating expenses:						
Cost of revenues		39.7		23.2		14.3
Research and development		565.0		463.8		328.1
Acquired in-process research and development		143.9		—		105.3
Selling, general and administrative		887.6		752.7		583.3
Total operating expenses		1,636.2		1,239.7		1,031.0
Operating income		250.9		249.0		102.5
Other income (expense):						
Interest expense		(4.6)		(7.1)		(25.8)
Unrealized gain on equity securities		28.4		30.8		20.9
Loss on extinguishment of convertible senior notes		—		(70.0)		—
Investment income and other, net		57.4		11.2		3.8
Total other income (expense), net		81.2		(35.1)		(1.1)
Income before provision for income taxes		332.1		213.9		101.4
Provision for income taxes		82.4		59.4		11.8
Net income		249.7		154.5		89.6
Foreign currency translation adjustments, net of tax		2.4		2.9		—
Unrealized gain (loss) on debt securities available-for-sale, net of tax		12.5		(9.1)		(3.5)
Comprehensive income	$	264.6	$	148.3	$	86.1
Earnings per share, basic	$	2.56	$	1.61	$	0.95
Earnings per share, diluted	$	2.47	$	1.56	$	0.92
Weighted average common shares outstanding, basic		97.7		95.8		94.6
Weighted average common shares outstanding, diluted		101.0		98.9		97.9

See accompanying notes to consolidated financial statements.

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions)	Common Stock Shares	$	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 2020	93.5	$ 0.1	$ 1,849.7	$ 1.8	$ (725.4)	$ 1,126.2
Net income	—	—	—	—	89.6	89.6
Other comprehensive loss, net of tax	—	—	—	(3.5)	—	(3.5)
Stock-based compensation expense	—	—	134.2	—	—	134.2
Issuances of common stock under stock plans	1.4	—	27.5	—	—	27.5
Balances at December 31, 2021	94.9	$ 0.1	$ 2,011.4	$ (1.7)	$ (635.8)	$ 1,374.0
Net income	—	—	—	—	154.5	154.5
Other comprehensive loss, net of tax	—	—	—	(6.2)	—	(6.2)
Cumulative-effect adjustment due to adoption of ASU 2020-06	—	—	(106.8)	—	74.5	(32.3)
Stock-based compensation expense	—	—	173.1	—	—	173.1
Issuances of common stock under stock plans	1.6	—	44.7	—	—	44.7
Balances at December 31, 2022	96.5	$ 0.1	$ 2,122.4	$ (7.9)	$ (406.8)	$ 1,707.8
Net income	—	—	—	—	249.7	249.7
Other comprehensive income, net of tax	—	—	—	14.9	—	14.9
Stock-based compensation expense	—	—	194.3	—	—	194.3
Issuances of common stock under stock plans	2.2	—	65.3	—	—	65.3
Balances at December 31, 2023	98.7	$ 0.1	$ 2,382.0	$ 7.0	$ (157.1)	$ 2,232.0

See accompanying notes to consolidated financial statements.

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 249.7	$ 154.5	$ 89.6
Adjustments to reconcile net income to net cash from operating activities:			
Stock-based compensation expense	194.3	173.1	134.2
Depreciation	17.8	15.1	10.9
(Accretion) amortization of (discount) premium on investments, net	(18.3)	3.7	7.4
Amortization of debt discount	—	—	16.2
Amortization of debt issuance costs	0.7	1.2	1.1
Amortization of intangible assets	3.5	0.5	—
Changes in fair value of equity securities	(28.4)	(30.8)	(20.9)
Deferred income taxes	(56.7)	19.1	4.3
Loss on extinguishment of convertible senior notes	—	70.0	—
Other	(0.9)	0.4	(3.0)
Changes in operating assets and liabilities:			
Accounts receivable	(89.3)	(162.2)	(28.4)
Inventory	5.4	(2.6)	(2.5)
Accounts payable and accrued liabilities	64.3	114.6	56.8
Other assets and liabilities, net	47.8	(17.2)	(9.2)
Cash flows from operating activities	389.9	339.4	256.5
Cash flows from investing activities:			
Purchases of debt securities available-for-sale	(1,379.9)	(621.2)	(800.1)
Sales and maturities of debt securities available-for-sale	972.4	511.0	697.9
Acquisition of business, net of cash acquired	—	(42.7)	—
Purchases of equity securities	(31.3)	(7.7)	(4.6)
Capital expenditures	(28.3)	(16.5)	(23.4)
Cash flows from investing activities	(467.1)	(177.1)	(130.2)
Cash flows from financing activities:			
Issuances of common stock under benefit plans	65.3	44.7	27.5
Repurchases of convertible senior notes	—	(279.0)	(0.1)
Cash flows from financing activities	65.3	(234.3)	27.4
Effect of exchange rate changes on cash and cash equivalents	0.3	(1.3)	—
Change in cash and cash equivalents and restricted cash	(11.6)	(73.3)	153.7
Cash, cash equivalents and restricted cash at beginning of period	270.7	344.0	190.3
Cash, cash equivalents and restricted cash at end of period	$ 259.1	$ 270.7	$ 344.0
Supplemental Disclosure:			
Non-cash capital expenditures	$ 2.5	$ 0.7	$ 1.9
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 200.8	$ —	$ 23.4
Cash paid for interest	$ 3.8	$ 6.6	$ 8.6
Cash paid for income taxes	$ 51.5	$ 14.4	$ 5.1

See accompanying notes to consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization and Business. Neurocrine Biosciences, Inc. and its subsidiaries (Neurocrine Biosciences, the Company, we, our or us) is a neuroscience-focused biopharmaceutical company focused on discovering, developing and delivering innovative therapies to help ease the burden of debilitating disorders and diseases.

We operate in a single business segment, which includes all activities related to the research, development and commercialization of pharmaceuticals for the treatment of neurological, neuroendocrine and neuropsychiatric disorders and reflects the way in which internally-reported financial information is regularly reviewed by our chief operating decision maker to analyze performance, make decisions and allocate resources.

Principles of Consolidation. The consolidated financial statements include the accounts of Neurocrine Biosciences as well as our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash Equivalents. We consider all highly liquid investments that are readily convertible into cash without penalty and have an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable. Accounts receivable are recorded net of customer allowances for prompt payment discounts, chargebacks, and any allowance for credit losses. Our estimate for the allowance for credit losses, which has not been significant to date, is determined based on existing contractual payment terms, actual payment patterns of our customers, and individual customer circumstances.

Our exposure to credit losses may increase if our customers are adversely affected by changes in healthcare laws, coverage and reimbursement, economic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors.

Inventory. Inventory is valued at the lower of cost or net realizable value. We determine the cost of inventory using the standard-cost method, which approximates actual cost based on the first-in, first-out method. We perform an assessment of the recoverability of our inventory on a quarterly basis and write down any excess and obsolete inventory to its net realizable value in the period in which the impairment is first identified. When future commercialization is considered probable and the future economic benefit is expected to be realized, based on management's judgment, we capitalize pre-launch inventory costs prior to regulatory approval.

Debt Securities. Debt securities consist of investments in certificates of deposit, corporate debt securities and securities of government-sponsored entities. We classify debt securities as available-for-sale. Debt securities available-for-sale are recorded at fair value, with unrealized gains and losses included in other comprehensive income or loss, net of tax. We exclude accrued interest from both the fair value and amortized cost basis of debt securities. A debt security is placed on nonaccrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a debt security placed on nonaccrual status is reversed against interest income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on debt securities are amortized using the effective interest rate method. Gains and losses on sales of debt securities are recorded on the trade date in investment income and other, net, and determined using the specific identification method.

Allowance for Credit Losses. For debt securities available-for-sale in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through earnings. For debt securities available-for-sale that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, any changes in interest rates, and any changes to the rating of the security by a rating agency, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income or loss, as applicable.

Accrued interest receivables on debt securities available-for-sale were $11.2 million and $4.7 million, respectively, as of December 31, 2023 and 2022. We do not measure an allowance for credit losses for accrued interest receivables. For the purposes of identifying and measuring an impairment, accrued interest is excluded from both the fair value and amortized cost basis of the debt security. Uncollectible accrued interest receivables associated with an impaired debt security are reversed against interest income upon identification of the impairment. No accrued interest receivables were written off during 2023, 2022 or 2021.

Fair Value of Financial Instruments. We record cash equivalents, debt securities available-for-sale and equity security investments at fair value based on a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The fair value hierarchy consists of the following three levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that reflect our own assumptions about the assumptions that market participants would use in pricing the asset or liability when there is little, if any, market activity for the asset or liability at the measurement date.

Investments in debt securities available-for-sale are classified as Level 2 and carried at fair value. We estimate the fair value of debt securities available-for-sale by utilizing third-party pricing services. These pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. Such inputs include market pricing based on real-time trade data for similar instruments, issuer credit spreads, benchmark yields, broker/dealer quotes and other observable inputs. We validate valuations obtained from third-party pricing services by understanding the models used, obtaining market values from other pricing sources and analyzing data in certain instances.

We deem transfers between levels of the fair value hierarchy to have occurred at the end of the reporting period during which the event or change in circumstances that caused the transfer occurred.

Equity Investments. We account for certain equity investments subject to the equity method of accounting, or through which we have the ability to exercise significant influence (but not control) over the operating and financial policies of an investee, under the fair value option. In assessing whether we exercise significant influence, we consider the nature and magnitude of such an investment, the voting and protective rights we hold, any participation in the governance of the investee and other relevant factors, such as the presence of a collaborative or other business relationship. Such investments in publicly traded companies are currently classified within Level 1 of the fair value hierarchy and carried at fair value, with any changes in the fair value of such investments recognized in earnings.

Property and Equipment. Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Equipment is depreciated over an average estimated useful life of 3 to 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term. Depreciation expense was $17.8 million for 2023, $15.1 million for 2022 and $10.9 million for 2021.

Business Combinations. Under the acquisition method of accounting, we allocate the fair value of the total consideration transferred to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. These valuations require us to make estimates and assumptions, especially with respect to intangible assets. We record the excess consideration over the aggregate fair value of tangible and intangible assets, net of liabilities assumed, as goodwill. In addition, costs that we incur to complete the business combination, such as legal and other professional fees, are expensed as selling, general and administrative when incurred.

Goodwill, Intangible Assets and Other Long-Lived Assets. Assets acquired, including intangible assets and in-process research and development (IPR&D) and liabilities assumed are measured at fair value as of the acquisition date. Goodwill, which has an indefinite useful life, represents the excess of cost over fair value of the net assets acquired. Intangible assets acquired in a business combination that are used for IPR&D activities are considered indefinite lived until the completion or abandonment of the associated research and development efforts. Upon reaching the end of the relevant research and development project (i.e., upon commercialization), the IPR&D asset is amortized over its estimated useful life. If the relevant research and development project is abandoned, the IPR&D asset is expensed in the period of abandonment.

Goodwill and IPR&D are not amortized; however, they are reviewed for impairment at least annually, as of October 1, and more frequently if an event occurs indicating the potential for impairment. Goodwill and IPR&D are considered to be impaired if the carrying value of the reporting unit or IPR&D asset exceeds its respective fair value.

We perform our goodwill impairment analysis at the reporting unit level, which aligns with our reporting structure and availability of discrete financial information. During the goodwill impairment review, we assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount, including goodwill. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, and our overall financial performance. If, after assessing the totality of these qualitative factors, we determine that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then no additional assessment is deemed necessary. Otherwise, we proceed to compare the estimated fair value of the reporting unit with the carrying value, including goodwill. If the carrying amount of the reporting unit exceed the fair value, we record an impairment loss based on the difference. We may elect to bypass the qualitative assessment in a period and proceed to perform the quantitative goodwill impairment test.

Our identifiable intangible assets with a finite life are typically comprised of acquired product rights. The cost of identifiable intangible assets with finite lives is generally amortized on a straight-line basis over the assets' respective estimated useful lives.

We perform regular reviews to determine if any event has occurred that may indicate that intangible assets with finite useful lives and other long-lived assets are potentially impaired. If indicators of impairment exist, an impairment test is performed to assess the recoverability of the affected assets by determining whether the carrying amount of such assets exceeds the undiscounted expected future cash flows. If the affected assets are not recoverable, we estimate the fair value of the assets and record an impairment loss if the carrying value of the assets exceeds the fair value. Factors that may indicate potential impairment include a significant decline in our stock price and market capitalization compared to the net book value, significant changes in the ability of a particular asset to generate positive cash flows for our strategic business objectives, and the pattern of utilization of a particular asset.

Leases. We determine if an arrangement is a lease at contract inception. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, we include options to extend or terminate the lease when it is reasonably certain that such options will be exercised.

As none of our operating leases provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is determined using a secured borrowing rate for the same currency and term as the associated lease.

The lease payments used to determine our ROU assets may include prepaid or accrued lease payments and any lease incentives received and are recognized in ROU assets in our consolidated balance sheets.

Our lease agreements may include both lease and non-lease components, which we account for as a single lease component when the payments are fixed. Variable payments included in lease agreements are expensed as incurred.

Our operating leases are reflected in ROU assets, noncurrent operating lease liabilities, and other current liabilities in our consolidated balance sheets. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Foreign currency. Assets and liabilities are translated into the reporting currency using the exchange rates in effect on the consolidated balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the period, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders' equity.

Revenue Recognition. We recognize revenue when the customer obtains control of promised goods or services in an amount that reflects the consideration which we expect to receive in exchange for such goods or services. Revenue is recognized using a five-step model: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer.

Net Product Sales. In the U.S., we sell INGREZZA® (valbenazine) primarily to specialty pharmacy providers and distributors. We recognize net product sales when the customer obtains control of our product, which occurs at a point in time, typically upon delivery of our product to the customer.

Revenues from product sales are recorded net of reserves established for applicable discounts and allowances that are offered within contracts with our customers, payors, and other third parties. Such estimates are based on information received from external sources (such as written or oral information obtained from our customers with respect to their period-end inventory levels and sales to end-users during the reporting period), as supplemented by management's judgement. Our process for estimating reserves established for these variable consideration components does not differ materially from historical practices. The transaction price, which includes variable consideration reflecting the impact of discounts and allowances, may be subject to constraint and is included in the net sales price only to the extent that it is probable that a significant reversal of the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts may ultimately differ from our estimates. If actual results vary, we adjust these estimates, which could have an effect on earnings in the period of adjustment.

Our significant categories of sales discounts and allowances are as follows:

Product Discounts. Product discounts are based on payment terms extended to our customers at the time of sale, which include incentives offered for prompt payment. We maintain a reserve for product discounts based on our historical experience, including the timing of customer payments. To date, actual product discounts have not differed materially from our estimates.

Government Rebates. We are obligated to pay rebates for discounts including under the Medicaid Drug Rebate Program and Medicare Part D. The liability for such rebates consists of invoices received for claims from prior quarters that remain unpaid, or for which an invoice has not been received, and estimated rebates for the current applicable reporting period. Such estimates are based on actual historical rebates by state, estimated payor mix, state and federal regulations, and relevant contractual terms, as supplemented by management's judgement. Our rebate accrual calculations require us to project the magnitude of our sales that will be subject to these rebates. There is a significant time-lag in our receiving rebate notices from each state (generally, several months or longer after a sale is recognized). Estimated rebates are recorded as a reduction of revenue in the period the related sale is recognized. To date, actual government rebates have not differed materially from our estimates.

Chargebacks. The difference between the list price, or the price at which we sell our products to our customers, and the contracted price, or the price at which our customers sell our products to qualified healthcare professionals, is charged back to us by our customers. In addition to actual chargebacks received, we maintain a reserve for chargebacks based on estimated contractual discounts on product inventory levels on-hand in our distribution channel. To date, actual chargebacks have not differed materially from our estimates.

Payor and Pharmacy Rebates. We are obligated to pay rebates as a percentage of sales under payor and pharmacy contracts. We estimate these rebates based on actual historical rebates, contractual rebate percentages, sales made through the payor channel, and purchases made by pharmacies. To date, actual payor and pharmacy rebates have not differed materially from our estimates.

Patient Financial Assistance. To help patients afford our products, we offer financial assistance to qualified patients with prescription drug copay requirements. We accrue for patient financial assistance based on estimated claims and the cost per claim we expect to receive in connection with inventory that remains in the distribution channel at period end. To date, actual patient financial assistance has not differed materially from our estimates.

Distributor and Other Fees. In connection with the sales of our products, we pay distributor and other fees, which are generally recorded as a reduction of revenue, to certain customers that provide us with inventory management, data, and/or distribution services. Costs associated with such services are expensed as selling, general and administrative to the extent we can demonstrate a separable benefit and fair value for such services. To date, actual distributor and other fees have not differed materially from our estimates.

Product Returns. We offer our customers product return rights primarily limited to errors in shipment, damaged product, and expiring product, provided it is within a specified period of the product expiration date, as set forth in the associated distribution agreement. Where actual returns history is not available, we estimate a returns allowance based on benchmarking data for similar products and industry experience. Such estimates are recorded as a reduction of revenue in the period the related sale is recognized. Once product is returned, it is destroyed. To date, actual product returns have not differed materially from our estimates.

Collaboration Revenues. We have entered into collaboration and license agreements under which we out-license certain rights to our product candidates to third parties. The terms of these arrangements typically include payment to us for one or more of the following: non-refundable, up-front license fees; development, regulatory, and/or commercial milestone payments; and royalties on net sales of the out-licensed products.

Licenses of Intellectual Property. If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use, and benefit from, the license. For licenses that are bundled with other promises, we assess the nature of the combined performance obligation to determine whether it is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.

Milestones. At the inception of each arrangement that includes development, regulatory, and/or commercial milestones, we evaluate whether achieving the milestones is considered probable and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated milestone is included in the transaction price. Amounts for milestones that are not within our control, such as when achievement of a specified event is dependent on the development activities of a third party or approvals from regulators, are not considered probable of being achieved until such specified event occurs. Revenue is recognized from the satisfaction of performance obligations in the amount billable to the customer.

Royalties. For arrangements that include sales-based royalties, and under which the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Each quarterly period, sales-based royalties are recorded based on estimated quarterly net sales of the associated collaboration products. Differences between actual results and estimated amounts are adjusted for in the period in which they become known, which typically follows the quarterly period in which the estimate was made. To date, actual royalties received have not differed materially from our estimates.

Concentration of Credit Risk. Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and debt securities available-for-sale. We have established guidelines to limit our exposure to credit risk by diversifying our investment portfolio with low-risk investment-grade debt securities with maturities of up to three years and by placing our investments with high-credit-quality financial institutions to maintain liquidity. To date, we have not experienced any credit losses and do not believe we are exposed to any significant credit risk in connection with these financial instruments.

We have entered into agreements for the distribution of INGREZZA with a limited number of specialty pharmacy providers and distributors and all of our product sales of INGREZZA are to these customers. Four of these customers represented approximately 91% of our total product sales for 2023 and approximately 98% of our accounts receivable balance as of December 31, 2023.

Cost of Revenues. Cost of revenues includes third-party manufacturing, transportation, freight, and indirect overhead costs primarily for the manufacture and distribution of INGREZZA drug product sold, manufacturing costs in connection with our supply of valbenazine drug product under our collaboration with Mitsubishi Tanabe Pharma Corporation, royalty fees on net sales of elagolix, amortization of intangible assets, and adjustments for excess and obsolete inventory to the extent management determines that the cost cannot be recovered based on estimates about future demand.

Research and Development, or R&D. R&D expenses primarily consist of preclinical and clinical trial costs, payroll and benefits costs, including stock-based compensation associated with employees involved in R&D activities, certain facility-based costs, and costs associated with our collaborative arrangements, including event-based milestones. All such costs are expensed as R&D when incurred.

Asset Acquisitions. We account for acquisitions of assets (or groups of assets) that do not meet the definition of a business using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets (or group of assets) acquired on the basis of their relative fair value(s) on the measurement date. No goodwill is recognized in an asset acquisition. Intangible assets acquired in an asset acquisition for use in R&D activities which have no alternative future use are expensed as IPR&D on the acquisition date. Future costs to develop these assets are expensed as R&D when incurred.

Advertising Expense. Advertising costs are expensed as selling, general and administrative when incurred. Advertising expense was $159.9 million for 2023, $149.7 million for 2022 and $139.8 million for 2021.

Stock-Based Compensation. We grant stock options to purchase our common stock to eligible employees and directors and also grant certain employees restricted stock units (RSUs) and performance-based restricted stock units (PRSUs). Additionally, we allow employees to participate in an employee stock purchase plan (ESPP).

We estimate the fair value of stock options and shares to be issued under the ESPP using the Black-Scholes option-pricing model on the date of grant. RSUs are valued based on the closing price of our common stock on the date of grant. The fair value of equity instruments expected to vest is recognized and amortized on a straight-line basis over the requisite service period of the award, which is generally three to four years; however, certain provisions in our equity compensation plans provide for shorter vesting periods under certain circumstances. The fair value of shares to be issued under the ESPP is recognized and amortized on a straight-line basis over the purchase period, which is generally six months. PRSUs vest upon the achievement of certain predefined company-specific performance-based criteria. Expense related to PRSUs is generally recognized ratably over the expected performance period once the predefined performance-based criteria for vesting becomes probable.

Income Taxes. Our income tax provision is computed under the asset and liability method. Significant estimates are required in determining our income tax provision. Some of these estimates are based on interpretations of existing tax laws or regulations. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (temporary differences) at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which it is more likely than not that some portion or all of the deferred tax assets, including net operating losses and tax credits, will not be realized. We periodically re-assess the need for a valuation allowance against our deferred tax assets based on various factors including our historical earnings experience by taxing jurisdiction, and forecasts of future operating results and utilization of net operating losses and tax credits prior to their expiration. Significant judgment is required in making this assessment and, to the extent that a reversal of any portion of our valuation allowance against our deferred tax assets is deemed appropriate, a tax benefit will be recognized against our income tax provision in the period of such reversal.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities based on the technical merits of the position. An adverse resolution of one or more of these uncertain tax positions in any period could have a material impact on the results of operations for that period.

Earnings Per Share. Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock and if-converted methods and reflect the weighted average number of common and potentially dilutive shares outstanding during the period, excluding those which effect would be anti-dilutive.

In 2021, we entered into the First Supplemental Indenture to the 2017 Indenture, pursuant to which we irrevocably elected to settle the principal amount of the 2.25% fixed-rate convertible senior notes due May 15, 2024 in cash upon conversion and to settle any conversion premium in either cash or shares of our common stock. As a result, only the shares required to settle any conversion premium are considered dilutive under the if-converted method. Further, PRSUs for which the performance condition has not been achieved are excluded from the calculation of diluted earnings per share.

2. Collaboration and License Agreements

Heptares Therapeutics Limited, or Heptares. We entered into a collaboration and license agreement with Heptares, which became effective in December 2021, to develop and commercialize certain compounds containing sub-type selective muscarinic M1, M4, or dual M1/M4 receptor agonists, for which we have the exclusive rights to develop, manufacture and commercialize worldwide, excluding in Japan, where Heptares retains the rights to develop, manufacture, and commercialize all compounds comprised of M1 receptor agonists, subject to certain exceptions. With respect to such rights retained by Heptares, we retain the rights to opt in to profit sharing arrangements, pursuant to which we and Heptares will equally share in the operating profits and losses for such compounds in Japan. Subject to specified conditions, we may elect to exercise such opt-in rights with respect to each such compound either before initiation of the first proof of concept Phase 2 clinical trial for such compound or following our receipt from Heptares of the top-line data from such clinical trial for such compound. We are responsible for all development, manufacturing, and commercialization costs of any collaboration product.

In connection with the agreement, we paid Heptares $100.0 million upfront, which, including certain transaction-related costs, was expensed as IPR&D in 2021 as the license had no foreseeable alternative future use. We accounted for the transaction as an asset acquisition as the set of acquired assets did not constitute a business.

In connection with the FDA's acceptance of our investigational new drug application for NBI-1117568 for the treatment of schizophrenia in June 2022, we paid Heptares a milestone of $30.0 million, which was expensed as R&D in 2022.

Under the terms of the agreement, Heptares may be entitled to receive potential future payments of up to $2.6 billion upon the achievement of certain event-based milestones and would be entitled to receive royalties on the future net sales of any collaboration product.

Unless earlier terminated, the agreement will continue on a licensed product-by-licensed product and country-by-country basis until the date on which the royalty term for such licensed product has expired in such country. On a licensed product-by-licensed product and country-by-country basis, royalty payments would commence on the first commercial sale of a licensed product and terminate on the later of (i) the expiration of the last patent covering such licensed product in such country, (ii) a number of years from the first commercial sale of such licensed product in such country and (iii) the expiration of regulatory exclusivity for such licensed product in such country.

We may terminate the agreement in its entirety or with respect to one or more targets upon 180 days' written notice to Heptares during the research collaboration term and upon 90 days' written notice to Heptares following the expiration of the research collaboration term. Following the expiration of the research collaboration term, Heptares may terminate the agreement on a target-by-target basis in the event that we do not conduct any material development activities outside of Japan with respect to a certain compound or licensed product within the applicable target class for a continuous period of not less than 365 days and do not commence any such activities within 120 days of receiving written notice. Either party may terminate the agreement, subject to specified conditions, (i) in the event of material breach by the other party, subject to a cure period, (ii) if the other party challenges the validity or enforceability of certain intellectual property rights, subject to a cure period, or (iii) if the other party becomes insolvent or takes certain actions related to insolvency.

Takeda Pharmaceutical Company Limited, or Takeda. In 2020, we entered into an exclusive license agreement with Takeda, pursuant to which we acquired the exclusive rights to develop and commercialize certain early-to-mid stage psychiatry compounds, including luvadaxistat, NBI-1065845, NBI-1065846 and four non-clinical stage compounds. Luvadaxistat and the four non-clinical stage compounds have each been designated as a royalty-bearing product. NBI-1065845 and NBI-1065846 are currently each designated as a profit-share product. We are responsible for all manufacturing, development, and commercialization costs of any royalty-bearing product.

With respect to NBI-1065845 and NBI-1065846, we and Takeda will equally share in the operating profits and losses. Takeda retains the rights to opt-out of the profit-sharing arrangements, pursuant to which Takeda would be entitled to receive potential future payments upon the achievement of certain event-based milestones with respect to such compounds and receive royalties on the future net sales of such compounds (in lieu of equally sharing in the operating profits and losses). Takeda may elect to exercise such opt-out right for such compound immediately following the completion of a second Phase 2 clinical trial for such compound, or, under certain circumstances related to the development and commercialization activities to be performed by us, before the initiation of a Phase 3 clinical trial for such compound.

In connection with the approval of our clinical trial application for NBI-1070770 for the treatment of major depressive disorder in 2022, we paid Takeda a milestone of $5.0 million, which was expensed as R&D in 2022.

Under the terms of the agreement, Takeda may be entitled to receive potential future payments of up to $1.9 billion upon the achievement of certain event-based milestones and would be entitled to receive royalties on the future net sales of any royalty-bearing product.

Unless earlier terminated, the agreement will continue on a licensed product-by-licensed product and country-by-country basis until the date on which, (i) for any royalty-bearing product, the royalty term has expired in such country; and (ii) for any profit-share product, for so long as we continue to develop, manufacture, or commercialize such licensed product. On a licensed product-by-licensed product and country-by-country basis, royalty payments would commence on the first commercial sale of a royalty-bearing product and terminate on the later of (i) the expiration of the last patent covering such royalty-bearing product in such country, (ii) a number of years from the first commercial sale of such royalty-bearing product in such country and (iii) the expiration of regulatory exclusivity for such royalty-bearing product in such country.

We may terminate the agreement in its entirety or in one or more (but not all) of the U.S., Japan, the European Union (EU) and the United Kingdom (UK) (collectively, the major markets) upon six months' written notice to Takeda (i) with respect to all licensed products prior to the first commercial sale of the first licensed product for which first commercial sale occurs, or (ii) with respect to all licensed products in one or more given target classes, as defined in the agreement, prior to the first commercial sale of the first licensed product in such target class for which first commercial sale occurs. We may terminate the agreement in its entirety or in one or more (but not all) of the major markets upon 12 months' written notice to Takeda (i) with respect to all licensed products following the first commercial sale of the first licensed product for which first commercial sale occurs, or (ii) with respect to all licensed products in one or more given target classes following the first commercial sale of the first licensed product in such target class for which first commercial sale occurs. Takeda may terminate the agreement, subject to specified conditions, (i) if we challenge the validity or enforceability of certain Takeda intellectual property rights or (ii) on a target class-by-target class basis, in the event that we do not conduct any material development or commercialization activities with respect to any licensed product within such target class for a specified continuous period. Subject to a cure period, either party may terminate the agreement in the event of any material breach, solely with respect to the target class of a licensed product to which such material breach relates, or in its entirety in the event of any material breach that relates to all licensed products.

Idorsia Pharmaceuticals Ltd., or Idorsia. In 2020, we entered into a collaboration and license agreement with Idorsia, pursuant to which we acquired the global rights to NBI-827104, a potent, selective, orally active and brain penetrating T-type calcium channel blocker in clinical development for the treatment of a rare pediatric epilepsy and other potential indications, including essential tremor. We are responsible for all manufacturing, development, and commercialization costs of any collaboration product.

Under the terms of the agreement, Idorsia may be entitled to receive potential future payments of up to $1.7 billion upon the achievement of certain event-based milestones and would be entitled to receive royalties on the future net sales of any collaboration product.

We may terminate the agreement, in its entirety or with respect to a particular compound or development candidate, upon 90 days' written notice to Idorsia. Further, in the event a party commits a material breach and fails to cure such material breach within 90 days after receiving written notice thereof, the non-breaching party may terminate the agreement in its entirety immediately upon written notice to the breaching party.

Xenon Pharmaceuticals Inc., or Xenon. In 2019, we entered into a collaboration and license agreement with Xenon to identify, research and develop sodium channel inhibitors, including NBI-921352 and three preclinical candidates, which compounds we have the exclusive rights to develop and commercialize. We are responsible for all development and manufacturing costs of any collaboration product, subject to certain exceptions.

In connection with the agreement, we purchased approximately 1.4 million shares (at $14.196 per share) of Xenon common stock in 2019. The purchased shares were recorded at a fair value of $14.1 million after considering Xenon's stock price and certain transfer restrictions that were applicable to the shares on the measurement date.

In connection with the regulatory approval of our clinical trial application in Europe for NBI-921352 for the treatment of focal onset seizures in adults in 2021, we paid Xenon a regulatory milestone of $10.0 million, including a purchase of approximately 0.3 million shares (at $19.9755 per share) of Xenon common stock. The purchased shares were recorded at a fair value of $4.6 million after considering Xenon's stock price and certain transfer restrictions that were applicable to the shares on the measurement date. The remaining $5.4 million of the milestone payment was expensed as R&D in 2021.

In connection with the FDA's acceptance of our amended KAYAK™ study protocol in 2022, we paid Xenon a regulatory milestone of $15.0 million, including a purchase of approximately 0.3 million shares (at $31.855 per share) of Xenon common stock. The purchased shares were recorded at a fair value of $7.7 million after considering Xenon's stock price on the measurement date. The remaining $7.3 million of the milestone payment was expensed as R&D in 2022.

Under the terms of the agreement, Xenon may be entitled to receive potential future payments of up to $1.7 billion upon the achievement of certain event-based milestones and would be entitled to receive royalties on the future net sales of any collaboration product. Xenon retains the right to elect to co-develop one product in a major indication, pursuant to which Xenon would receive a mid-single digit percentage increase in royalties earned on the future net sales of such product in the U.S. and we and Xenon would equally share in the development costs of such product in the applicable indication, except where such development costs relate solely to the regulatory approval of such product outside the U.S.

Unless earlier terminated, the agreement will continue on a licensed product-by-licensed product and country-by-country basis until the expiration of the royalty term for such product in such country. Upon the expiration of the royalty term for a particular licensed product and country, the license obtained by us with respect to such product and country will become fully paid, royalty free, perpetual and irrevocable. We may terminate the agreement upon 90 days' written notice to Xenon, provided that such unilateral termination will not be effective for certain products until we have used commercially reasonable efforts to complete certain specified clinical studies. Either party may terminate the agreement in the event of a material breach in whole or in part, subject to specified conditions.

Voyager Therapeutics, Inc., or Voyager.

2019 Voyager Agreement. In 2019, we entered into a collaboration and license agreement with Voyager (the 2019 Voyager Agreement), pursuant to which we retain certain rights to develop and commercialize the Friedreich's ataxia program and two undisclosed programs. We are responsible for all development and commercialization costs of any collaboration product under the 2019 Voyager Agreement, subject to certain co-development and co-commercialization rights retained by Voyager.

In connection with the 2019 Voyager Agreement, we purchased approximately 4.2 million shares (at $11.9625 per share) of Voyager common stock (the 2019 Purchased Shares), which are subject to certain transfer, beneficial ownership, and voting restrictions for a period of up to three years from the effective date of the 2023 Voyager Agreement (defined below). The 2019 Purchased Shares were recorded at a fair value of $54.7 million after considering Voyager's stock price and certain transfer restrictions that were applicable to the shares on the measurement date.

Under the terms of the 2019 Voyager Agreement, Voyager may be entitled to receive potential future payments of up to $1.3 billion upon the achievement of certain event-based milestones and would be entitled to receive royalties on the future net sales of any collaboration product, subject to certain co-development and co-commercialization rights retained by Voyager.

Unless terminated earlier, the 2019 Voyager Agreement will continue in effect until the expiration of the last to expire royalty term with respect to any collaboration product under the agreement or the last expiration or termination of any exercised co-development and co-commercialization rights by Voyager as provided for in the 2019 Voyager Agreement. We may terminate the 2019 Voyager Agreement upon 180 days' written notice to Voyager prior to the first commercial sale of any collaboration product under the 2019 Voyager Agreement or upon one year after the date of notice if such notice is provided after the first commercial sale of any collaboration product under the 2019 Voyager Agreement.

2023 Voyager Agreement. In 2023, we entered into a collaboration and license agreement with Voyager (the 2023 Voyager Agreement), pursuant to which we acquired the global rights to the gene therapy products directed to the gene that encodes glucosylceramidase beta 1 (GBA1) for the treatment of Parkinson's disease and other diseases associated with GBA1 (the GBA1 Program), and three gene therapy programs directed to rare central nervous system (CNS) targets, each enabled by Voyager's next-generation TRACER™ capsids. With respect to collaboration products subject to the GBA1 Program, we are responsible for all development and commercialization costs of any such products, including in the U.S., where Voyager retains certain co-development and co-commercialization rights. Voyager may elect to exercise such rights, pursuant to which we and Voyager would equally share in the operating profits and losses of such products in the U.S. (in lieu of Voyager being entitled to receive potential future payments of certain event-based milestones upon their achievement in the U.S. and receive royalties on the future net sales of such products in the U.S.), following Voyager's receipt of the top-line data from a first Phase 1 clinical trial for each such product. Irrespective of Voyager's election to exercise such rights, Voyager may be entitled to receive potential future payments upon the achievement of certain event-based milestones outside the U.S. and would be entitled to receive royalties on the future net sales of any such product outside the U.S. With respect to collaboration products subject to the three gene therapy programs directed to rare CNS targets, we are responsible for all development and commercialization costs for any such products.

In connection with the 2023 Voyager Agreement, we paid Voyager $175.0 million upfront, including a purchase of approximately 4.4 million shares (at $8.88 per share) of Voyager common stock (the 2023 Purchased Shares), which are subject to certain transfer, beneficial ownership, and voting restrictions for a period of up to three years from the effective date of the 2023 Voyager Agreement. In addition, as part of the collaboration, Jude Onyia, Ph.D., Chief Scientific Officer of Neurocrine, was appointed to Voyager's board of directors with an initial term expiring in 2024. Mr. Onyia (or another individual designated by us) will be nominated for election to Voyager's board of directors annually for a maximum duration of 10 years from the effective date of the 2023 Voyager Agreement. As a result, our strategic investment in Voyager became subject to the equity method of accounting, and Voyager became a related party under ASC 850, following our purchase of the 2023 Purchased Shares, after which, together with the 2019 Purchased Shares, we owned approximately 19.9% of the voting stock of Voyager. We elected the fair value option to account for our strategic investment in Voyager as we believe it creates greater transparency regarding the investment's fair value at future reporting dates. The 2023 Purchased Shares were recorded at a fair value of $31.3 million after considering Voyager's stock price on the measurement date. The remaining $143.9 million of the purchase price, which includes certain transaction-related costs, was expensed as IPR&D in 2023 as the license had no foreseeable alternative future use. We accounted for the transaction as an asset acquisition as the set of acquired assets did not constitute a business. We recognized unrealized gains of $15.5 million for 2023 and $14.5 million for 2022 and an unrealized loss of $8.7 million for 2021 on our strategic investment in Voyager. As of December 31, 2023, the fair value (Level 1) of our strategic investment in Voyager was $72.4 million.

Under the terms of the 2023 Voyager Agreement, Voyager may be entitled to receive potential future payments of up to $6.1 billion upon the achievement of certain event-based milestones and would be entitled to receive royalties on the future net sales of any collaboration product, subject to certain co-development and co-commercialization rights retained by Voyager.

Unless terminated earlier, the 2023 Voyager Agreement will continue in effect until the expiration of the last to expire royalty term with respect to any collaboration product under the 2023 Voyager Agreement or the last expiration or termination of any exercised co-development and co-commercialization rights by Voyager as provided for in the 2023 Voyager Agreement. We may terminate the 2023 Voyager Agreement upon 180 days' written notice to Voyager prior to the first commercial sale of any collaboration product under the 2023 Voyager Agreement or upon one year after the date of notice if such notice is provided after the first commercial sale of any collaboration product under the 2023 Voyager Agreement.

BIAL – Portela & Ca, S.A., or BIAL. In 2017, we received from BIAL a license to commercialize and market ONGENTYS® (opicapone) in the U.S. and Canada. We launched ONGENTYS in the U.S. as an FDA-approved add-on treatment to levodopa/carbidopa in patients with Parkinson's disease experiencing motor fluctuations in 2020. In 2023, we provided BIAL with written notice of termination of the license agreement to commercialize and market ONGENTYS in the U.S. and Canada, and recognized reserves for ONGENTYS inventory obsolescence totaling $5.2 million in cost of revenues in connection with the termination, which became effective in December 2023, as management determined the cost cannot be recovered.

Mitsubishi Tanabe Pharma Corporation, or MTPC. We out-licensed the rights to valbenazine in Japan and other select Asian markets to MTPC in 2015. In 2020, we entered into a commercial supply agreement with MTPC, pursuant to which we supply MTPC with valbenazine drug product for commercial use in such markets. MTPC is responsible for all development, manufacturing, and commercialization costs of valbenazine in such markets.

MTPC launched DYSVAL® (valbenazine) in Japan for the treatment of tardive dyskinesia in June 2022 and subsequently in other select Asian markets, where it is marketed as REMLEAS® (valbenazine). We receive royalties at tiered percentage rates on MTPC net sales of valbenazine. In connection with MTPC's first commercial sale of DYSVAL in Japan, we received a milestone payment of $20.0 million in 2022. ASC 606 provides a royalty exception for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. Under the royalty exception, the milestone would be recognized as revenue only when the later of (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied). As the milestone related to a license of intellectual property and was contingent upon MTPC's first commercial sale of DYSVAL in Japan, the milestone was recognized as revenue in 2022.

Under the terms of our license agreement with MTPC, we may be entitled to receive potential future payments of up to $30.0 million upon the achievement of certain sales-based milestones and are entitled to receive royalties at tiered percentage rates on future MTPC net sales of valbenazine for the longer of 10 years or the life of the related patent rights. MTPC may terminate the agreement upon 180 days' written notice to us. In such event, all out-licensed product rights would revert to us.

AbbVie Inc., or AbbVie. We out-licensed the global rights to elagolix to AbbVie in 2010. AbbVie is responsible for all development and commercialization costs of elagolix.

AbbVie launched ORILISSA® (elagolix tablets) in the U.S. for the treatment of moderate to severe pain associated with endometriosis in August 2018 and ORIAHNN® (elagolix, estradiol and norethindrone acetate capsules and elagolix capsules) in the U.S. for the treatment of heavy menstrual bleeding due to uterine fibroids in June 2020. We receive royalties at tiered percentage rates on AbbVie net sales of elagolix and recognized elagolix royalty revenue of $16.7 million for 2023, $21.2 million for 2022 and $22.3 million for 2021.

Under the terms of our license agreement with AbbVie, we may be entitled to receive potential future payments of up to $366.0 million upon the achievement of certain event-based milestones and are entitled to receive royalties at tiered percentage rates on future AbbVie net sales of elagolix for the longer of 10 years or the life of the related patent rights. AbbVie may terminate the agreement upon 180 days' written notice to us. In such event, all out-licensed product rights would revert to us.

3. Debt Securities

The following table presents the amortized cost, unrealized gain and loss recognized in accumulated other comprehensive income (loss) and fair value of debt securities available-for-sale, aggregated by major security type and contractual maturity.

(in millions)	Contractual Maturity	December 31, 2023				December 31, 2022			
		Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Commercial paper	0 to 1 years	$ 53.5	$ —	$ —	$ 53.5	$ 156.2	$ —	$ (0.2)	$ 156.0
Corporate debt securities	0 to 1 years	382.1	0.1	(1.0)	381.2	296.2	—	(3.2)	293.0
Securities of government-sponsored entities	0 to 1 years	346.1	0.2	(0.5)	345.8	283.4	—	(6.0)	277.4
		$ 781.7	$ 0.3	$ (1.5)	$ 780.5	$ 735.8	$ —	$ (9.4)	$ 726.4
Corporate debt securities	1 to 3 years	$ 483.5	$ 2.9	$ (0.4)	$ 486.0	$ 259.5	$ 0.2	$ (4.3)	$ 255.4
Securities of government-sponsored entities	1 to 3 years	201.1	0.5	(0.1)	201.5	45.0	—	(1.0)	44.0
		$ 684.6	$ 3.4	$ (0.5)	$ 687.5	$ 304.5	$ 0.2	$ (5.3)	$ 299.4

Unrealized losses on our available-for-sale debt security investments were primarily due to changes in interest rates. These investments are of high credit quality, and we do not intend to sell these investments and it is not more likely than not that we will be required to sell these investments before recovery of their amortized cost basis. No allowance for credit losses was recognized as of December 31, 2023 or 2022.

The following table presents debt securities available-for-sale that were in an unrealized loss position as of December 31, 2023, aggregated by major security type and length of time in a continuous loss position.

| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
(in millions)						
Corporate debt securities	$ 265.1	$ (0.4)	$ 183.8	$ (1.0)	$ 448.9	$ (1.4)
Securities of government-sponsored entities	$ 214.6	$ (0.2)	$ 16.7	$ (0.4)	$ 231.3	$ (0.6)

The following table presents debt securities available-for-sale that were in an unrealized loss position as of December 31, 2022, aggregated by major security type and length of time in a continuous loss position.

| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
(in millions)						
Commercial paper	$ 32.1	$ (0.2)	$ —	$ —	$ 32.1	$ (0.2)
Corporate debt securities	$ 199.5	$ (1.9)	$ 299.1	$ (5.6)	$ 498.6	$ (7.5)
Securities of government-sponsored entities	$ 107.7	$ (2.5)	$ 198.4	$ (4.5)	$ 306.1	$ (7.0)

4. Fair Value Measurements

The following table presents a summary of financial assets, which were measured at fair value on a recurring basis.

| | December 31, 2023 | | | December 31, 2022 | | |
| | Fair Value | Leveling | | Fair Value | Leveling | |
(in millions)		Level 1	Level 2		Level 1	Level 2
Cash and money market funds	$ 251.1	$ 251.1	$ —	$ 262.9	$ 262.9	$ —
Restricted cash	8.0	8.0	—	7.8	7.8	—
Commercial paper	53.5	—	53.5	156.0	—	156.0
Corporate debt securities	867.2	—	867.2	548.4	—	548.4
Securities of government-sponsored entities	547.3	—	547.3	321.4	—	321.4
Equity securities	161.9	161.9	—	102.1	102.1	—
	$ 1,889.0	$ 421.0	$ 1,468.0	$ 1,398.6	$ 372.8	$ 1,025.8

5. Convertible Senior Notes

On May 2, 2017, we completed a private placement of $517.5 million in aggregate principal amount of 2.25% fixed-rate convertible senior notes due May 15, 2024 (the 2024 Notes) and entered into the 2017 Indenture with respect to the 2024 Notes. Interest on the 2024 Notes is due semi-annually on May 15 and November 15 of each year.

In 2020, we repurchased $136.2 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $186.9 million in cash. In 2022, we repurchased $210.8 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $279.0 million in cash, which resulted in the recognition of a $70.0 million loss on extinguishment.

The following table presents a summary of the 2024 Notes as of December 31, 2023.

| | | | | Fair Value | |
(in millions)	Principal Amount	Unamortized Issuance Costs	Net Carrying Amount	Amount	Leveling
2024 Notes	$ 170.4	$ (0.3)	$ 170.1	$ 295.7	Level 2

The following table presents a summary of the 2024 Notes as of December 31, 2022.

(in millions)	Principal Amount	Unamortized Issuance Costs	Net Carrying Amount	Fair Value	
				Amount	Leveling
2024 Notes	$ 170.4	$ (1.0)	$ 169.4	$ 268.0	Level 2

The following table presents a summary of the interest expense of the 2024 Notes.

(in millions)	Year Ended December 31,		
	2023	2022	2021
Coupon interest	$ 3.9	$ 5.9	$ 8.5
Amortization of debt discount and issuance costs	0.7	1.2	17.3
Total interest expense	$ 4.6	$ 7.1	$ 25.8

The initial conversion rate for the 2024 Notes, which is subject to adjustment in some events (as provided for in the 2017 Indenture), is 13.1711 shares of common stock per $1,000 principal amount and equivalent to an initial conversion price of approximately $75.92 per share, reflecting a conversion premium of approximately 42.5% above the closing price of $53.28 per share of our common stock on April 26, 2017.

We may redeem for cash all or part of the 2024 Notes if the last reported sale price (as defined in the 2017 Indenture) of our common stock has been at least 130% of the conversion price then in effect (equal to $98.70 as of December 31, 2023) for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period ending on, and including, the trading day immediately before the date which we provide notice of redemption.

Holders of the 2024 Notes may convert the 2024 Notes at any time prior to the close of business on the business day immediately preceding May 15, 2024, only under the following circumstances:

(i) during any calendar quarter (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price (equal to $98.70 as of December 31, 2023) on each applicable trading day;

(ii) during the five business-day period immediately after any five consecutive trading-day period (the measurement period) in which the trading price (as defined in the 2017 Indenture) per $1,000 principal amount of the 2024 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

(iii) upon the occurrence of specified corporate events, including a merger or a sale of all or substantially all of our assets; or

(iv) if we call the 2024 Notes for redemption, until the close of business on the business day immediately preceding the redemption date.

Until the close of business on the scheduled trading day immediately preceding May 15, 2024, holders of the 2024 Notes may convert the 2024 Notes at any time. On January 4, 2024, we provided notice to the holders of the 2024 Notes electing to settle all conversions of the 2024 Notes in cash. As such, upon conversion, holders will receive the principal amount of their 2024 Notes and any conversion premium, calculated based on the per share volume-weighted average price for each of the 30 consecutive trading days during the observation period (as more fully described in the 2017 Indenture), in cash.

If we undergo a fundamental change (as defined in the 2017 Indenture), subject to certain conditions, holders of the 2024 Notes may require us to repurchase for cash all or part of their 2024 Notes at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, if a make-whole fundamental change (as defined in the 2017 Indenture) occurs prior to January 15, 2024, we would, in certain circumstances, increase the conversion rate for a holder who elects to convert their notes in connection with the make-whole fundamental change.

The 2024 Notes are our general unsecured obligations that rank senior in right of payment to all of our indebtedness that is expressly subordinated in right of payment to the 2024 Notes, and equal in right of payment to our unsecured indebtedness. The 2024 Notes do not contain any financial or operating covenants or any restrictions on the payment of dividends, the issuance of other indebtedness or the issuance or repurchase of securities by us. The 2017 Indenture contains customary events of default with respect to the 2024 Notes, including that upon certain events of default, 100% of the principal and accrued and unpaid interest on the 2024 Notes will automatically become due and payable.

6. Goodwill and Intangible Assets

The following table presents the changes in the carrying amount of goodwill. Goodwill is included in other assets in our consolidated balance sheets.

(in millions)	Amount
Balance as of December 31, 2021	$ —
Goodwill recognized in connection with business combination	5.2
Foreign currency translation adjustments	0.2
Balance as of December 31, 2022	5.4
Foreign currency translation adjustments	0.4
Balance as of December 31, 2023	$ 5.8

The following table presents information relating to our recognized intangible assets as of December 31, 2023.

(dollars in millions)	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed product rights	10 years	$ 35.9	$ 4.0	$ 31.9
Acquired IPR&D	Indefinite	$ 3.6	$ —	3.6
Total intangible assets, net				$ 35.5

The following table presents approximate future annual amortization expense for our finite-lived intangible assets as of December 31, 2023.

(in millions)	Amount
Year ending December 31, 2024	$ 3.6
Year ending December 31, 2025	$ 3.6
Year ending December 31, 2026	$ 3.6
Year ending December 31, 2027	$ 3.6
Year ending December 31, 2028	$ 3.6
Thereafter	$ 13.9

7. Other Balance Sheet Details

Inventory, net, consisted of the following:

	December 31,	
(in millions)	2023	2022
Raw materials	$ 21.5	$ 12.0
Work in process	9.7	5.6
Finished goods	12.3	17.5
	43.5	35.1
Less inventory reserves	(5.2)	—
Total inventory, net	$ 38.3	$ 35.1

Property and equipment, net, consisted of the following:

(in millions)	December 31, 2023		December 31, 2022	
Tenant improvements	$	38.1	$	37.9
Scientific equipment		79.6		58.8
Computer equipment		25.2		21.5
Furniture and fixtures		10.9		6.7
		153.8		124.9
Less accumulated depreciation		(83.0)		(66.3)
Total property and equipment, net	$	70.8	$	58.6

Accounts payable and accrued liabilities consisted of the following:

(in millions)	December 31, 2023		December 31, 2022	
Sales rebates and reserves	$	139.3	$	131.9
Accrued employee related costs		86.2		72.8
Current branded prescription drug fee		45.7		27.5
Accrued development costs		44.3		39.1
Current income taxes payable		24.4		9.0
Accounts payable and other accrued liabilities		108.9		67.3
Total accounts payable and accrued liabilities	$	448.8	$	347.6

Other long-term liabilities consisted of the following:

(in millions)	December 31, 2023		December 31, 2022	
Noncurrent income taxes payable	$	96.0	$	19.8
Noncurrent branded prescription drug fee		10.3		9.9
Total other long-term liabilities	$	106.3	$	29.7

The following table presents a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

(in millions)	December 31, 2023		December 31, 2022	
Cash and cash equivalents	$	251.1	$	262.9
Restricted cash		8.0		7.8
Total cash, cash equivalents and restricted cash	$	259.1	$	270.7

8. Earnings Per Share

Earnings per share were calculated as follows:

	Year Ended December 31,		
(in millions, except per share data)	**2023**	**2022**	**2021**
Net income - basic and diluted	$ 249.7	$ 154.5	$ 89.6
Weighted-average common shares outstanding:			
Basic	97.7	95.8	94.6
Effect of dilutive securities	3.3	3.1	3.3
Diluted	101.0	98.9	97.9
Earnings per share:			
Basic	$ 2.56	$ 1.61	$ 0.95
Diluted	$ 2.47	$ 1.56	$ 0.92

Shares which have been excluded from diluted per share amounts because their effect would have been anti-dilutive were 4.7 million for 2023, 4.6 million for 2022 and 4.1 million for 2021.

9. Stock-Based Compensation

2020 Equity Incentive Plan. In May 2022, our stockholders approved an amendment of the 2020 Equity Incentive Plan (as so amended, the Amended 2020 Plan). The Amended 2020 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards. As of December 31, 2023, 10.5 million shares of common stock remain available for future grant under the Amended 2020 Plan.

Under the terms of the Amended 2020 Plan, the number of shares of common stock available for issuance will be: (i) reduced by (a) one share for each share issued pursuant to an appreciation award (as defined in the Amended 2020 Plan) granted under the Amended 2020 Plan and (b) 2.13 shares for each share issued pursuant to a full value award (as defined in the Amended 2020 Plan) granted under the Amended 2020 Plan on or after May 18, 2022; and (ii) increased by (a) one share for each share subject to an appreciation award that becomes available again for issuance under the terms of the Amended 2020 Plan and (b) 2.13 shares for each share subject to a full value award that becomes available again for issuance under the terms of the Amended 2020 Plan on or after May 18, 2022.

2011 Equity Incentive Plan. In May 2011, we adopted the 2011 Equity Incentive Plan (the 2011 Plan). The 2011 Plan was a stockholder-approved plan pursuant to which outstanding awards have been made, but from which no further awards can or will be made.

2018 Employee Stock Purchase Plan. In May 2021, our stockholders approved an amendment and restatement of the 2018 Employee Stock Purchase Plan (as so amended and restated, the Amended 2018 ESPP). As of December 31, 2023, 0.5 million shares of common stock remain available for future issuance under the Amended 2018 ESPP.

Stock-Based Compensation Expense. The effect of stock-based compensation expense on our consolidated statements of income and comprehensive income by line-item follows:

	Year Ended December 31,		
(in millions)	**2023**	**2022**	**2021**
Selling, general and administrative expense	$ 126.3	$ 115.4	$ 85.8
Research and development expense	68.0	57.7	48.4
Total stock-based compensation expense	$ 194.3	$ 173.1	$ 134.2

Stock-based compensation expense by award-type follows:

(in millions)	Year Ended December 31,					
	2023		2022		2021	
Stock options	$	91.6	$	62.6	$	60.5
RSUs		93.4		86.4		62.5
PRSUs		4.6		20.1		7.6
ESPP		4.7		4.0		3.6
Total stock-based compensation expense	$	194.3	$	173.1	$	134.2

As of December 31, 2023, unrecognized stock-based compensation expense by award-type and the weighted-average period over which such expense is expected to be recognized, as applicable, was as follows:

(dollars in millions)	Unrecognized Expense		Weighted-Average Recognition Period
Stock options	$	94.1	2.3 years
RSUs	$	162.4	2.3 years
PRSUs	$	22.3	

Stock Options. Typically, stock options have a 10-year term and vest over a three to four-year period. The exercise price of stock options granted is equal to the closing price of our common stock on the date of grant. We estimate the fair value of stock options using the Black-Scholes option-pricing model on the date of grant. The Black-Scholes option-pricing model incorporates various and highly sensitive assumptions including expected volatility, term and interest rates. The weighted-average grant-date fair values of stock options granted were $45.19 for 2023, $32.05 for 2022 and $45.02 for 2021.

The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing valuation model with the following weighted-average assumptions:

	Year Ended December 31,		
	2023	2022	2021
Risk-free interest rate	3.9 %	1.8 %	0.6 %
Expected volatility of common stock	40.8 %	42.6 %	45.9 %
Dividend yield	0.0 %	0.0 %	0.0 %
Expected option term	5.5 years	5.0 years	5.2 years

The weighted-average valuation assumptions were determined as follows:

- The expected volatility of common stock is estimated based on the historical volatility of our common stock over the most recent period commensurate with the estimated expected term of our stock options.

- The expected option term is estimated based on historical experience as well as the status of the employee. For example, directors and officers have a longer expected option term than all other employees.

- The risk-free interest rate for periods within the contractual life of a stock option is based upon observed interest rates appropriate for the expected term of our employee stock options.

- We have not historically declared or paid dividends and do not intend to do so in the foreseeable future.

The following table presents summary of activity related to stock options.

(in millions, except weighted average data)	Number of Stock Options	Weighted Average Exercise Price		Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value	
Outstanding at December 31, 2022	9.0	$	79.10			
Granted	1.9	$	103.66			
Exercised	(0.8)	$	66.84			
Canceled	(0.1)	$	98.29			
Outstanding at December 31, 2023	10.0	$	84.46	6.2 years	$	467.8
Exercisable at December 31, 2023	6.8	$	78.75	5.2 years	$	361.3

The total intrinsic value of stock options exercised was $39.9 million for 2023, $39.7 million for 2022 and $58.0 million for 2021. Cash received from stock option exercises was $55.5 million for 2023, $37.0 million for 2022 and $20.7 million for 2021.

Restricted Stock Units. RSUs typically vest over a four-year period and may be subject to a deferred delivery arrangement at the election of eligible employees. The fair value of RSUs is based on the closing sale price of our common stock on the date of issuance. The total fair value of RSUs that vested was $101.0 million for 2023, $72.4 million for 2022 and $64.3 million for 2021.

The following table presents a summary of activity related to RSUs.

(in millions, except weighted average data)	Number of RSUs		Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Unvested at December 31, 2022	2.3	$	92.61			
Granted	1.1	$	103.54			
Released	(0.9)	$	93.46			
Canceled	(0.1)	$	95.62			
Unvested at December 31, 2023	2.4	$	97.32	1.3 years	$	312.5

Performance-Based Restricted Stock Units. PRSUs vest based on the achievement of certain predefined Company-specific performance criteria. Any unvested PRSUs will expire if it is determined the related performance criteria has not been met during the applicable three to four-year performance period. The fair value of PRSUs is estimated based on the closing sale price of our common stock on the date of grant. The fair value of PRSUs that vested during 2023 was $34.4 million. No PRSUs vested during 2022 or 2021.

The following table presents a summary of activity related to PRSUs.

(in millions, except weighted average data)	Number of PRSUs		Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Unvested at December 31, 2022	0.5	$	101.00			
Granted	0.3	$	97.22			
Released	(0.3)	$	98.43			
Canceled	(0.2)	$	115.60			
Unvested at December 31, 2023	0.3	$	89.23	1.7 years	$	33.0

Employee Stock Purchase Plan. Under the Amended 2018 ESPP, eligible employees may purchase shares of our common stock at a discount semi-annually based on a percentage of their annual compensation. The discounted purchase price is equal to the lower of 85% of (i) the market value per share of the common stock on the first day of the offering period or (ii) the market value per share of common stock on the purchase date.

10. Income Taxes

The following table presents income from continuing operations before provision for income taxes for domestic and international operations.

(in millions)	Year Ended December 31,					
	2023		2022		2021	
U.S.	$	409.2	$	218.0	$	101.4
Foreign		(77.1)		(4.1)		—
Income before provision for income taxes	$	332.1	$	213.9	$	101.4

The following table presents the components of income tax expense (benefit) for continuing operations.

(in millions)		Year Ended December 31,				
		2023		2022		2021
Current:						
Federal	$	115.0	$	17.1	$	—
State		28.1		20.3		6.3
Current income taxes		143.1		37.4		6.3
Deferred:						
Federal		(45.2)		27.5		5.9
State		(15.5)		(5.5)		(0.4)
Deferred income taxes		(60.7)		22.0		5.5
Provision for income taxes	$	82.4	$	59.4	$	11.8

The provision for income taxes on earnings subject to income taxes differs from the statutory federal rate due to the following:

(in millions)		Year Ended December 31,				
		2023		2022		2021
Federal income taxes at 21%	$	69.7	$	44.9	$	21.3
State income tax, net of federal benefit		17.5		11.8		6.2
Branded prescription drug fee		8.7		6.5		4.8
Loss on extinguishment of convertible senior notes		—		12.0		—
Stock-based compensation expense		(3.9)		(2.5)		(11.3)
Officer compensation		9.6		9.2		7.0
Change in tax rate		(2.1)		(1.3)		0.2
Expired tax attributes		—		—		0.6
Research credits		(42.2)		(29.9)		(22.0)
Change in valuation allowance		22.0		7.4		5.0
Other		3.1		1.3		—
Provision for income taxes	$	82.4	$	59.4	$	11.8

The following table presents the significant components of our deferred tax assets.

(in millions)		December 31,		
		2023		2022
Deferred tax assets:				
Net operating losses	$	36.4	$	27.4
Research and development credits		55.3		108.9
Capitalized research and development		178.7		91.1
Stock-based compensation expense		52.7		45.9
Operating lease assets		72.0		26.8
Intangible assets		110.0		80.7
Other		25.0		24.9
Total deferred tax assets		530.1		405.7
Deferred tax liabilities:				
Operating lease liabilities		(66.3)		(21.0)
Other		(12.3)		(11.8)
Total deferred tax liabilities		(78.6)		(32.8)
Net of deferred tax assets and liabilities		451.5		372.9
Valuation allowance		(88.9)		(67.0)
Net deferred tax assets	$	362.6	$	305.9

As of December 31, 2023, our deferred tax assets were primarily the result of net operating loss carry forwards, capitalized research costs, acquired intangible assets and tax credit carryforwards. As of December 31, 2023 and 2022, we recorded a valuation allowance of $88.9 million and $67.0 million, respectively, against our gross deferred tax asset balance.

As of each reporting date, management considers new evidence, both positive and negative, that could affect its assessment of the future realizability of our deferred tax assets. As of December 31, 2023, management determined there was sufficient positive evidence to conclude that it is more likely than not deferred tax assets of $362.6 million are realizable. The recorded valuation allowance of $88.9 million consisted primarily of state and foreign net operating loss carryforwards and state credit carryforwards for which management cannot conclude it is more likely than not to be realized.

As of December 31, 2023, we had state and foreign income tax net operating loss carryforwards of $286.0 million and $134.3 million, respectively. We had no federal income tax operating loss carryforwards as of December 31, 2023. California net operating losses will begin to expire in 2029 unless previously utilized and the net operating losses related to other states will begin to expire in 2026. Swiss net operating losses will begin to expire in 2030 unless previously utilized. UK net operating losses will carry forward indefinitely.

As of December 31, 2023, we had state R&D tax credit carryforwards of $85.6 million. California R&D tax credits carry forward indefinitely, while R&D tax credits related to other states will begin to expire in 2033 unless previously utilized.

Additionally, the future utilization of our net operating loss and R&D tax credit carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to Internal Revenue Code Sections 382 and 383, as a result of ownership changes that could occur in the future. No ownership changes have occurred through December 31, 2023.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

We recognize interest and penalties related to income tax matters in income tax expense. We had accruals for interest related to income tax matters of $3.1 million and $1.2 million, respectively, as of December 31, 2023 and 2022. We had accruals for penalties relates to income tax matters of $2.2 million and $0.4 million, respectively, as of December 31, 2023 and 2022. Accruals for interest and penalties related to income tax matters were not material as of December 31, 2021.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. Tax years for 2020 for federal, inception for California, 2016 to 2020 for other significant state jurisdictions, and 2021 and forward for foreign are subject to examination by tax authorities due to the carryforward of unutilized net operating losses and R&D tax credits.

The following table presents a summary of activity related to unrecognized tax benefits.

	Year Ended December 31,					
(in millions)		2023		2022		2021
Balance at January 1	$	84.5	$	64.6	$	60.8
Increase related to prior year tax positions		3.4		4.7		0.6
Increase related to current year tax positions		36.7		15.2		4.9
Decrease related to prior year tax positions		(3.6)		—		—
Expiration of the statute of limitations for the assessment of taxes		—		—		(1.7)
Balance at December 31	$	121.0	$	84.5	$	64.6

As of December 31, 2023, we had $105.3 million of unrecognized tax benefits that, if recognized and realized, would affect the effective tax rate, subject to changes in the valuation allowance. We do not expect a significant change in our unrecognized tax benefits in the next 12 months.

In 2021, the OECD announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Many non-U.S. tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 (including EU Member States) with the adoption of additional components in later years or announced their plans to enact legislation in future years. We are continuing to evaluate the impacts of enacted legislation and pending legislation to enact Pillar Two Model Rules in the non-U.S. tax jurisdictions we operate in.

11. Leases

Our operating leases that have commenced have terms that expire beginning 2025 through 2036 and consist of office space and research and development laboratories, including our corporate headquarters. Certain of these lease agreements contain clauses for renewal at our option. As we were not reasonably certain to exercise any of these renewal options at commencement of the associated leases, no such options were recognized as part of our ROU assets or operating lease liabilities.

The following table presents supplemental operating lease information for operating leases that have commenced.

(in millions, except weighted average data)	Year Ended December 31,					
		2023		2022		2021
Operating lease cost	$	17.1	$	16.3	$	15.3
Sublease income		(0.7)		—		—
Net operating lease cost	$	16.4	$	16.3	$	15.3
Cash paid for amounts included in the measurement of operating lease liabilities	$	17.9	$	16.9	$	12.6

	December 31, 2023		December 31, 2022
Weighted average remaining lease term	10.8 years		7.9 years
Weighted average discount rate	5.1 %		5.3 %
Restricted cash related to letters of credit issued in lieu of cash security deposits	$	7.8	$ 7.8

The following table presents approximate future non-cancelable minimum lease payments under operating leases and sublease income as of December 31, 2023.

(in millions)	Operating Leases [1]		Sublease Income
Year ending December 31, 2024	$	33.0	$ (1.7)
Year ending December 31, 2025		34.7	(1.7)
Year ending December 31, 2026		34.0	(1.7)
Year ending December 31, 2027		34.8	(1.7)
Year ending December 31, 2028		35.6	(1.7)
Thereafter		211.4	(4.3)
Total operating lease payments (sublease income)		383.5	$ (12.8)
Less accreted interest		93.2	
Total operating lease liabilities		290.3	
Less current operating lease liabilities included in other current liabilities		32.0	
Noncurrent operating lease liabilities	$	258.3	

_____

(1) Amounts presented in the table above exclude $15.4 million for 2025, $23.6 million for 2026, $24.3 million for 2027, $25.1 million for 2028 and $223.5 million thereafter of approximate non-cancelable future minimum lease payments under operating leases that have not yet commenced.

New Campus Facility. On February 8, 2022, we entered into a lease agreement for a four-building campus facility to be constructed in San Diego, California, including a six-year option for the construction of a fifth building. This campus facility, comprised of office space and research and development laboratories, will serve as our new corporate headquarters.

The construction of the campus facility is phased. We recognized ROU assets of $199.0 million and operating lease liabilities of $189.8 million in association with the commencement of operating leases following the completion of the first phase of construction relating to office space in December 2023.

As we begin to occupy our new campus facility, we will sublease certain of our existing leased premises when we determine there is excess leased capacity. Certain of these subleases contain both lease and non-lease components. Sublease income is recognized as an offset to operating expense on a straight-line basis over the lease term. Income related to non-lease components is recognized in operating expenses as a reduction to costs we incur in relation to the primary lease.

12. Retirement Plan

We have a 401(k) defined contribution savings plan for the benefit of all qualifying employees and permits voluntary contributions by employees up to 60% of base salary limited by the IRS-imposed maximum. Employer contributions were $12.5 million for 2023, $10.3 million for 2022 and $8.1 million for 2021.

13. Legal Proceedings

During 2021, 2022, and 2023, we received notices from (i) Teva Pharmaceuticals Development, Inc., (ii) Lupin Limited, (iii) Crystal Pharmaceutical (Suzhou) Co. Ltd., (iv) Sandoz Inc. and (v) Zydus Pharmaceuticals (USA) Inc. that each company had filed an abbreviated new drug application (ANDA) with the FDA seeking approval of a generic version of INGREZZA. These companies represented that their respective ANDAs each contained a Paragraph IV Patent Certification alleging that certain of our patents covering INGREZZA are invalid and/or will not be infringed by the manufacture, use or sale of the medicine for which the ANDA was submitted.

We filed suit in the U.S. District Court for the District of Delaware during 2021, 2022 and 2023, against (i) Teva Pharmaceuticals, Inc., Teva Pharmaceuticals Development, Inc., Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Ltd. (entity dismissed), collectively, "Teva", (ii) Lupin Limited, Lupin Pharmaceuticals, Inc., Lupin Inc. and Lupin Atlantis Holdings S.A., collectively, "Lupin", (iii) Crystal Pharmaceutical (Suzhou) Co., Ltd., Crystal Pharmatech Co., Ltd., collectively, "Crystal", (iv) Sandoz Inc., Sandoz International GmbH (entity dismissed) and Sandoz AG (entity dismissed), collectively, "Sandoz" and (v) Zydus Pharmaceuticals (USA) Inc., Zydus Worldwide DMCC, Zydus Lifesciences Limited (formerly known as Cadila Healthcare Limited d/b/a Zydus Cadila) and Zydus Healthcare (USA) LLC (entity dismissed), collectively, "Zydus". We also filed suit in the U.S. District Court for the District of New Jersey during 2021, 2022 and 2023 against Zydus.

In 2023 we entered into settlement agreements resolving the foregoing litigation with each of (i) Sandoz and Crystal, collectively, the "Sandoz Parties", (ii) Teva, (iii) Lupin and (iv) Zydus. Pursuant to the terms of the respective agreements with the Sandoz Parties, Teva, Lupin, and Zydus, each of Teva, the Sandoz Parties, Lupin, and Zydus has the right to sell generic versions of INGREZZA in the United States beginning March 1, 2038, or earlier under certain circumstances. The settlements with Teva, the Sandoz Parties, Lupin and Zydus resolve all patent litigation brought by us against the companies that filed ANDAs seeking approval to market generic INGREZZA, and all cases have been dismissed.

From time to time, we may also become subject to other legal proceedings or claims arising in the ordinary course of our business. We currently believe that none of the claims or actions pending against us is likely to have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Given the unpredictability inherent in litigation, however, we cannot predict the outcome of these matters.

Item 9. *Changes and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the timelines specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the year covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1)   Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)   Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3)   Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled Internal Control-Integrated Framework (2013 framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Ernst & Young, LLP, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2023, which is included herein.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Neurocrine Biosciences, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Neurocrine Biosciences, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Neurocrine Biosciences, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 9, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Diego, California

February 9, 2024

Item 9B. *Other Information*

During the period from October 1, 2023, to December 31, 2023, our executive officers and directors adopted or terminated contracts, instructions or written plans for the purchase or sale of our securities as noted below:

Name and Title	Action	Date	Trading Arrangement		Total Shares Authorized to be Sold	Expiration Date
			Rule 10b5-1*	Non-Rule 10b5-1**		
George Morrow (Director)	Adopt	12/14/2023	X		40,000	11/15/2024
Eric Benevich (Chief Commercial Officer)	Terminate [(1)]	11/30/2023	X		131,341	12/31/2023
	Adopt	11/29/2023	X		169,818	11/27/2024
Ingrid Delaet (Chief Regulatory Officer)	Adopt	11/29/2023	X		30,000	9/7/2025
Leslie Norwalk (Director)	Adopt	11/28/2023	X		9,106	11/28/2024
Shalini Sharp (Director)	Adopt	11/27/2023	X		1,106	5/31/2024
Richard Pops (Director)	Adopt	11/21/2023	X		42,100	11/30/2024

_____

* Intended to satisfy the affirmative defense of Rule 10b5-1(c)

** Not intended to satisfy the affirmative defense of Rule 10b5-1(c)

(1) On November 30, 2023, Eric Benevich, Chief Commercial Officer, terminated a trading arrangement that was intended to satisfy the affirmative defense of Rule 10b5-1 (the "Benevich 10b5-1 Plan"). The Benevich 10b5-1 Plan was entered into on February 23, 2022, with an expiration date of December 31, 2023.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information required by this item will be contained in our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2023. Such information is incorporated herein by reference.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and to all of our other officers, directors, employees and agents. The code of ethics is available at the Corporate Governance section of the Investors page on our website at www.neurocrine.com. We intend to disclose future amendments to, or waivers from, certain provisions of our code of ethics on the above website within four business days following the date of such amendment or waiver. Information found on, or accessible through, our website is not part of, and is not incorporated into, this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

Information required by this item will be contained in our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2023. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by this item will be contained in our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2023. Such information is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required by this item will be contained in our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2023. Such information is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

Information required by this item will be contained in our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2023. Such information is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) Documents filed as part of this report.

1. List of Financial Statements. The following are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2023 and 2022

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2023, 2022 and 2021

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

Notes to the Consolidated Financial Statements

2. List of all Financial Statement schedules. All schedules are omitted because they are not applicable, or the required information is shown in the Financial Statements or notes thereto.

3. List of Exhibits required by Item 601 of Regulation S-K. See part (b) below.

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this report:

Exhibit

3.1	Description:	Certificate of Incorporation, as amended
	Reference:	Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed on November 5, 2018
3.2	Description:	Bylaws, as amended
	Reference:	Incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q filed on August 1, 2023
4.1	Description:	Form of Common Stock Certificate
	Reference:	Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-03172)
4.2	Description:	Indenture, dated as of May 2, 2017, by and between the Company and U.S. Bank National Association, as Trustee
	Reference:	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on May 2, 2017
4.3	Description:	First Supplemental Indenture, dated as of December 22, 2021, by and between the Company and U.S. Bank National Association, as Trustee
	Reference:	Incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K filed on February 11, 2022
4.4	Description:	Form of Note representing the Company's 2.25% Convertible Notes due 2024
	Reference:	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on May 2, 2017
4.5	Description:	Description of Common Stock of the Company
	Reference:	Incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K filed on February 7, 2020
21.1	Description:	Subsidiaries of the Company
23.1	Description:	Consent of Independent Registered Public Accounting Firm
31.1	Description:	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
31.2	Description:	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
32***	Description:	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97[+]	Description:	Neurocrine Biosciences, Inc. Clawback Policy
101.INS	Description:	Inline XBRL Instance Document. – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Description:	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Description:	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Description:	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Description:	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Description:	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Description:	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibit 101)

Collaboration and License Agreements:

10.1**	Description:	Collaboration Agreement dated June 15, 2010, by and between Abbott International Luxembourg S.a.r.l. and the Company as amended on August 31, 2011
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 5, 2021
10.2**	Description:	First Amendment to Collaboration and License Agreement Dated August 31, 2011 between the Company and Abbott International Luxemburg S.a.r.l.
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 5, 2021
10.3**	Description:	Collaboration and License Agreement dated March 31, 2015 between Mitsubishi Tanabe Pharma Corporation and the Company
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 5, 2021
10.4*	Description:	Collaboration and License Agreement dated January 28, 2019 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K filed on February 7, 2019
10.5	Description:	Stock Purchase Agreement dated January 28, 2019 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K filed on February 7, 2019
10.6	Description:	Amendment No. 1 to Collaboration and License Agreement dated June 14, 2019 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on July 29, 2019
10.7**	Description:	Exclusive License Agreement dated June 12, 2020 between Takeda Pharmaceutical Company Limited and the Company
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2020
10.8**	Description:	Collaboration and License Agreement dated November 22, 2021 between Heptares Therapeutics Limited and the Company
	Reference:	Incorporated by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K filed on February 11, 2022
10.9**	Description:	Collaboration and License Agreement dated January 8, 2023 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 3, 2023
10.10	Description:	Stock Purchase Agreement dated January 8, 2023 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 3, 2023

| 10.11 | Description: | Amended and Restated Investor Agreement dated January 8, 2023 between Voyager Therapeutics, Inc. and the Company |
| | Reference: | Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on May 3, 2023 |

Equity Plans and Related Agreements:

10.12[+]	Description:	Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan, as amended
	Reference:	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on May 30, 2018
10.13[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan, and Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement for use under the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan
	Reference:	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on June 1, 2015
10.14[+]	Description:	Neurocrine Biosciences, Inc. Inducement Plan, as amended
	Reference:	Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed on February 13, 2018
10.15[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. Inducement Plan, and Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement for use under the Neurocrine Biosciences, Inc. Inducement Plan
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on July 29, 2015
10.16[+]	Description:	Neurocrine Biosciences, Inc. 2018 Employee Stock Purchase Plan, as amended and restated
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 4, 2022
10.17[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan, and Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for use under the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan
	Reference:	Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed on February 11, 2022
10.18[+]	Description:	Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan, as amended and restated
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 1, 2023

Agreements with Officers and Directors:

10.19[+]	Description:	Amended and Restated Employment Agreement effective August 1, 2007 between the Company and Kevin C. Gorman, Ph.D.
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2007
10.20[+]	Description:	Form of Amendment to Employment Agreement for executive officers, effective as of December 15, 2010
	Reference:	Incorporated by reference to Exhibit 10.32 of the Company's Annual Report on Form 10-K filed on February 11, 2008
10.21[+]	Description:	Employment Agreement dated October 28, 2014 between the Company and Darin Lippoldt
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 3, 2023
10.22[+]	Description:	Employment Agreement dated May 26, 2015 between the Company and Eric Benevich
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K filed on February 14, 2017
10.23[+]	Description:	Employment Agreement effective November 29, 2017 between the Company and Matthew C. Abernethy
	Reference:	Incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K filed on February 13, 2018
10.24[+]	Description:	Form of Indemnity Agreement entered into between the Company and its officers and directors
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 1, 2017

10.25+	Description:	Employment Agreement dated January 8, 2018 between the Company and Eiry W. Roberts, M.D.
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on July 29, 2019
10.26+	Description:	Employment Agreement dated November 29, 2021 between the Company and Jude Onyia
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 4, 2022

Agreements Related to Real Property:

10.27	Description:	Amended and Restated Lease dated November 1, 2011 between the Company and Kilroy Realty, L.P.
	Reference:	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on January 18, 2012
10.28	Description:	First Amendment to Amended and Restated Lease between the Company and Kilroy Realty, L.P., dated June 5, 2017
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2017
10.29	Description:	Second Amendment to Amended and Restated Lease between the Company and Kilroy Realty, L.P., dated October 12, 2017
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on November 1, 2017
10.30	Description:	Third Amendment to Amended and Restated Lease between the Company and Kilroy Realty, L.P. dated August 7, 2019
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 4, 2019
10.31	Description:	Commercial Lease dated February 8, 2022, by and between the Company and Gemdale Aperture Phase I, LLC
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 4, 2022

+   Management contract or compensatory plan or arrangement.

*   Confidential treatment has been granted with respect to certain portions of the exhibit.

**   Certain information in this exhibit has been omitted pursuant to Item 601 of Regulation S-K.

***   These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350 and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of Neurocrine Biosciences, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Except as specifically noted above, the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K have a Commission File Number of 000-22705.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCRINE BIOSCIENCES, INC.

(Registrant)

By: /s/ *Kevin C. Gorman*
_____

Kevin C. Gorman

Chief Executive Officer

Date: February 9, 2024

By: /s/ *Matthew C. Abernethy*
_____

Matthew C. Abernethy

Chief Financial Officer

Date: February 9, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin C. Gorman and Matthew C. Abernethy, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated as of February 9, 2024:

Signature	Title
/s/ *Kevin C. Gorman* Kevin C. Gorman, Ph.D.	Chief Executive Officer and Director *(Principal Executive Officer)*
/s/ *Matthew C. Abernethy* Matthew C. Abernethy	Chief Financial Officer *(Principal Financial and Accounting Officer)*
/s/ *William H. Rastetter* William H. Rastetter, Ph.D.	Chairman of the Board of Directors
/s/ *Gary A. Lyons* Gary A. Lyons	Director
/s/ *Johanna Mercier* Johanna Mercier	Director
/s/ *George J. Morrow* George J. Morrow	Director
/s/ *Leslie V. Norwalk* Leslie V. Norwalk	Director
/s/ *Christine A. Poon* Christine A. Poon	Director
/s/ *Richard F. Pops* Richard F. Pops	Director
/s/ *Shalini Sharp* Shalini Sharp	Director
/s/ *Stephen A. Sherwin* Stephen A. Sherwin, M.D.	Director

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Neurocrine Biosciences

Corporate Information

Neurocrine Biosciences is a leading neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs, but few options.

We are dedicated to discovering and developing life-changing treatments for patients with under-addressed neurological, neuroendocrine, and neuropsychiatric disorders. The company's diverse portfolio includes FDA-approved treatments for tardive dyskinesia, chorea associated with Huntington's disease, endometriosis* and uterine fibroids*, as well as a robust pipeline including multiple compounds in mid-to-late-phase clinical development across our core therapeutic areas. For three decades, we have applied our unique insight into neuroscience and the interconnections between brain and body systems to treat complex conditions. We relentlessly pursue medicines to ease the burden of debilitating diseases and disorders, because you deserve brave science. For more information, visit neurocrine.com, and follow the company on LinkedIn, X (Formerly Twitter) and Facebook.

CORPORATE MANAGEMENT

Kevin C. Gorman, Ph.D.
Chief Executive Officer

Matthew C. Abernethy
Chief Financial Officer

Eric Benevich
Chief Commercial Officer

David W. Boyer
Chief Corporate Affairs Officer

Julie S. Cooke
Chief Human Resources Officer

Ingrid Delaet, Ph.D.
Chief Regulatory Officer

Kyle W. Gano, Ph.D.
Chief Business Development
and Strategy Officer

Darin M. Lippoldt, J.D.
Chief Legal Officer

Jude Onyia, Ph.D.
Chief Scientific Officer

Eiry W. Roberts, M.D.
Chief Medical Officer

BOARD OF DIRECTORS

William H. Rastetter, Ph.D.
Chairman of the Board,
Neurocrine Biosciences, Inc.
and Fate Therapeutics

Kevin C. Gorman, Ph.D.
Chief Executive Officer,
Neurocrine Biosciences, Inc.

Gary A. Lyons
Former President and Chief
Executive Officer, Neurocrine
Biosciences, Inc.

Johanna Mercier
Chief Commercial Officer,
Gilead Sciences

George J. Morrow
Former Executive Vice President,
Global Commercial Operations,
Amgen Inc.

Leslie V. Norwalk
Former Acting Administrator
for the Centers for Medicare &
Medicaid Services

Christine A. Poon
Former Vice Chair and Worldwide
Chair of Pharmaceuticals at
Johnson & Johnson

Richard F. Pops
Chairman of the Board
and Chief Executive Officer,
Alkermes plc

Shalini Sharp
Former Chief Financial Officer and
Executive Vice President
of Ultragenyx

Stephen A. Sherwin, M.D.
Former Chairman of the Board
and Chief Executive Officer,
Cell Genesys, Inc.

STOCKHOLDER INFORMATION

Transfer Agent
Equiniti Trust Company

Corporate Counsel
Cooley LLP

Auditors
Ernst & Young LLP

*in collaboration with AbbVie





6027 EDGEWOOD BEND COURT

SAN DIEGO, CA 92130

(858) 617-7600

WWW.NEUROCRINE.COM